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As filed with the Securities and Exchange Commission on November 4, 2002

Registration Statement No. 333-97779

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2
to
Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Crosstex Energy, L.P.
(Exact name of registrant as specified in its charter)

Delaware	4923	16-1616605
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Crosstex Energy GP, L.P.
2501 Cedar Springs
Suite 600
Dallas, Texas 75201
(214) 953-9500
(Name, address, including zip code, and telephone number,
including area code, of registrant's principal executive offices)

William W. Davis
Crosstex Energy GP, L.P.
2501 Cedar Springs, Suite 600
Dallas, Texas 75201
(214) 953-9500
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:

Joshua Davidson Baker Botts L.L.P. One Shell Plaza, 910 Louisiana Houston, Texas 77002 (713) 229-1234	Douglass M. Rayburn Baker Botts L.L.P. 2001 Ross Avenue Dallas, Texas 75201 (214) 953-6500	Jeffrey A. Zlotky Thompson & Knight L.L.P. 1700 Pacific Avenue, Suite 3300 Dallas, Texas 75201 (214) 969-1700	David P. Oelman Melissa M. Baldwin Vinson & Elkins L.L.P. 1001 Fannin, Suite 2300 Houston, Texas 77002-6760 (713) 758-2222

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this Registration Statement.

        If any of the securities being registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

        If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

        The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Subject to completion, dated November 4, 2002

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS

2,000,000 Common Units

Crosstex Energy, L.P.

Representing Limited Partner Interests

        We are offering 2,000,000 common units representing limited partner interests. This is the initial public offering of our common units. We expect the initial public offering price to be between $19.00 and $21.00 per common unit. Holders of common units are entitled to receive distributions of available cash of $0.50 per quarter, or $2.00 per unit on an annualized basis, before any distributions are paid on our subordinated units, to the extent we have sufficient cash from operations after establishment of cash reserves and payment of fees and expenses, including payments to our general partner. Our common units have been approved for quotation on the Nasdaq National Market under the symbol "XTEX".

Investing in our common units involves risk.
See "Risk Factors" beginning on page 15.

        These risks include the following:

  •
  We may not have sufficient cash to pay the minimum quarterly distribution each quarter.
  •
  We must continually compete for natural gas supplies, and any decrease in our supplies of natural gas could reduce our ability to make distributions to our unitholders.
  •
  Our profitability is dependent upon prices and market demand for natural gas and natural gas liquids, which are beyond our control and have been volatile.
  •
  We may not be able to retain existing customers or acquire new customers, which would reduce our revenues and limit our future profitability.
  •
  Due to our lack of asset diversification, adverse developments in our gathering, transmission, treating, processing and producer services businesses would reduce our ability to make distributions to our unitholders.
  •
  Our general partner has sole responsibility for conducting our business and managing our operations. Our general partner will be entitled to be reimbursed for all direct and indirect expenses it incurs on our behalf, which may be substantial and will reduce our ability to make distributions to unitholders.
  •
  Crosstex Energy Holdings Inc. will own a 70% limited partnership interest in us and will control our general partner. Our general partner has conflicts of interest and limited fiduciary responsibilities, which may permit our general partner to favor its own interests to the detriment of our unitholders.
  •
  Our unitholders will have no right to elect our general partner or the directors of its general partner and will have limited ability to remove our general partner.
  •
  You will experience immediate and substantial dilution in net tangible book value of $9.71 per common unit.
  •
  Unitholders may have limited liquidity for their units, a trading market may not develop for the units and you may not be able to resell your units at the initial public offering price.
  •
  You may be required to pay taxes on income from us even if you do not receive any cash distributions from us.

PRICE $        PER COMMON UNIT

	Per Common Unit	Total
Initial public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to Crosstex Energy, L.P.	$	$

        We have granted the underwriters a 30-day option to purchase up to an additional 300,000 common units to cover over-allotments. The underwriters expect to deliver the common units to purchasers on or about                          , 2002.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

A.G. Edwards & Sons, Inc.

Raymond James

RBC Capital Markets

Prospectus dated                          , 2002

[Map showing location of gathering and transmission
systems and processing and treating facilities]

Page
PROSPECTUS SUMMARY	1
Crosstex Energy, L.P.	1
Partnership Structure and Management	6
The Offering	8
Summary Historical and Pro Forma Financial and Operating Data	11
Summary of Conflicts of Interest and Fiduciary Responsibilities	14
RISK FACTORS	15
Risks Inherent in Our Business	15
We may not have sufficient cash after the establishment of cash reserves and payment of our general partner's fees and expenses to enable us to pay the minimum quarterly distribution each quarter	15
The assumptions underlying the financial forecast in Appendix E are inherently uncertain and are subject to significant business, economic, regulatory and competitive risks and uncertainties that could cause actual results to differ materially from those forecasted	16
We must continually compete for natural gas supplies, and any decrease in our supplies of natural gas could reduce our ability to make distributions to our unitholders	16
A substantial portion of our assets are connected to natural gas reserves that will decline over time, and the cash flows associated with those assets will accordingly decline	17
Our profitability is dependent upon prices and market demand for natural gas and NGLs, which are beyond our control and have been volatile	17
We are exposed to the credit risk of our customers, and a general increase in the nonpayment and nonperformance by our customers could reduce our ability to make distributions to our unitholders	18
We may not be able to retain existing customers or acquire new customers, which would reduce our revenues and limit our future profitability	18
We depend on certain key customers, and the loss of any of our key customers could adversely affect our financial results	19
Our rapid growth may cause difficulties integrating new operations, and we have a limited combined operating history	19
Growing our business by constructing new pipelines and processing and treating facilities subjects us to construction risks and risks that natural gas supplies will not be available upon completion of the facilities	19
Our business involves many hazards and operational risks, some of which may not be fully covered by insurance	20
Terrorist attacks, such as the attacks that occurred on September 11, 2001, have resulted in increased costs, and future war or risk of war may adversely impact our results of operations	20
Our indebtedness may limit our ability to borrow additional funds, make distributions to you or capitalize on acquisitions or other business opportunities	21
Federal, state or local regulatory measures could adversely affect our business	21
Our business involves hazardous substances and may be adversely affected by environmental regulation	22
Our use of derivative financial instruments has in the past and could in the future result in financial losses or reduce our income	22

i

Due to our lack of asset diversification, adverse developments in our gathering, transmission, treating, processing and producer services businesses would reduce our ability to make distributions to our unitholders	23
Our success depends on key members of our management, the loss of whom could disrupt our business operations	23
Risks Inherent in an Investment in Us	23
Crosstex Energy Holdings Inc. will own a 70% limited partnership interest in us and will control our general partner. Our general partner has conflicts of interest and limited fiduciary responsibilities, which may permit our general partner to favor its own interests to the detriment of our unitholders	23
Our unitholders will have no right to elect our general partner or the directors of its general partner and will have limited ability to remove our general partner	24
Cost reimbursements due our general partner may be substantial and will reduce the cash available for distribution to you	25
The control of our general partner may be transferred to a third party, and that third party could replace our current management team, in each case without unitholder consent	25
Our general partner's absolute discretion in determining the level of cash reserves may adversely affect our ability to make cash distributions to our unitholders	25
Our partnership agreement contains provisions which reduce the remedies available to unitholders for actions that might otherwise constitute a breach of fiduciary duty by our general partner	25
You will experience immediate and substantial dilution in net tangible book value of $9.71 per common unit	26
We may issue additional common units without your approval, which would dilute your ownership interests	26
Our general partner has a limited call right that may require you to sell your common units at an undesirable time or price	26
You may not have limited liability if a court finds that unitholder action constitutes control of our business	27
Unitholders may have limited liquidity for their units, a trading market may not develop for the units and you may not be able to resell your units at the initial public offering price	27
Restrictions in our credit facility could limit our ability to make distributions to our unitholders	27
Tax Risks to Our Unitholders	27
The IRS could treat us as a corporation for tax purposes, which would substantially reduce the cash available for distribution to our unitholders	28
A successful IRS contest of the federal income tax positions we take may adversely impact the market for our common units and the costs of any contest will be borne by us and therefore indirectly by our unitholders and our general partner	28
You may be required to pay taxes on income from us even if you do not receive any cash distributions from us	28
Tax gain or loss on the disposition of our common units could be different than expected	28
Tax-exempt entities, regulated investment companies, and foreign persons face unique tax issues from owning common units that may result in adverse tax consequences to them.	29

We will register as a tax shelter. This may increase the risk of an IRS audit of us or a unitholder.	29
We will determine the tax benefits that are available to an owner of units without regard to the units purchased. The IRS may challenge this treatment, which could adversely affect the value of the common units.	29
As a result of investing in our common units, you will likely be subject to state and local taxes and return filing requirements in jurisdictions where you do not live.	29
USE OF PROCEEDS	30
CAPITALIZATION	31
DILUTION	32
CASH DISTRIBUTION POLICY	33
Distributions of Available Cash	33
Operating Surplus and Capital Surplus	34
Subordination Period	35
Distributions of Available Cash from Operating Surplus During the Subordination Period	36
Distributions of Available Cash from Operating Surplus After the Subordination Period	36
Incentive Distribution Rights	37
Target Amount of Quarterly Distribution	37
Distributions from Capital Surplus	38
Adjustment to the Minimum Quarterly Distribution and Target Distribution Levels	38
Distributions of Cash upon Liquidation	39
CASH AVAILABLE FOR DISTRIBUTION	42
SELECTED HISTORICAL AND PRO FORMA FINANCIAL AND OPERATING DATA	44
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	47
Overview	47
Commodity Price Risks	50
Results of Operations	51
Critical Accounting Policies	57
Liquidity and Capital Resources	59
Description of Credit Facility	61
Inflation	63
Environmental	63
Recent Accounting Pronouncements	63
Quantitative and Qualitative Disclosures About Market Risk	64
BUSINESS	66
Overview	66
Competitive Strengths	68
Business Strategy	69
Industry Overview	71
Operations	73
Risk Management	78
Competition	79
Natural Gas Supply	79
Regulation	79
Environmental Matters	81
Title to Properties	84

v

PROSPECTUS SUMMARY

        The summary highlights selected information contained elsewhere in this prospectus. You should read the entire prospectus carefully, including the historical and pro forma financial statements and notes to those financial statements. The information presented in this prospectus assumes (1) an initial public offering price of $20.00 per common unit and (2) that the underwriters' over-allotment option is not exercised. You should read "Summary of Risk Factors" beginning on page 2 and "Risk Factors" beginning on page 15 for more information about important factors that you should consider before buying common units. We have included a "Glossary of Terms" as Appendix C that defines many of the terms we use in this prospectus.

        References in this prospectus to "Crosstex Energy, L.P.," "we," "ours," "us," or like terms when used in the present tense or prospectively refer to Crosstex Energy, L.P. and its operating subsidiaries. Crosstex Energy, L.P. is the issuer of securities in this offering. References to "our predecessor," "we," "ours," "us," or like terms when used in a historical context refer to Crosstex Energy Services, Ltd. Substantially all of the assets of Crosstex Energy Services, Ltd. will be transferred to us at the closing of the offering.

Crosstex Energy, L.P.

Overview

        We are a rapidly growing independent midstream energy company engaged in the gathering, transmission, treating, processing and marketing of natural gas. We connect the wells of natural gas producers in our market areas to our gathering systems, treat natural gas to remove impurities to ensure that it meets pipeline quality specifications, process natural gas for the removal of natural gas liquids, or NGLs, transport natural gas and ultimately provide an aggregated supply of natural gas to a variety of markets. We purchase natural gas from natural gas producers and other supply points and sell that natural gas to utilities, industrial consumers, other marketers and pipelines and thereby generate gross margins based on the difference between the purchase and resale prices. In addition, we purchase natural gas from producers not connected to our gathering systems for resale and sell natural gas on behalf of producers for a fee.

        We have grown rapidly since the inception of our various predecessors in 1992 through a combination of acquisitions and the construction of new assets. Our income before income taxes plus depreciation and amortization expense and interest expense, which we refer to as EBITDA, has increased from $0.5 million in 1997 to $4.4 million in 2001. Our EBITDA was $9.9 million for the nine months ended September 30, 2002. Our net loss was $3.9 million for the year ended December 31, 2001, and net income was $1.5 million for the nine months ended September 30, 2002. Net income and EBITDA for 2001 and the nine months ended September 30, 2002 have been reduced by non-cash impairment charges of $2.9 million and $3.2 million, respectively.

        We have two operating divisions, the Midstream division, which consists of our natural gas gathering, transmission, processing, marketing and producer services operations, and the Treating division, which provides natural gas treating for the removal of carbon dioxide and other contaminants.

  Midstream Division

        Our primary Midstream assets are four major systems along the Texas Gulf Coast and one in eastern Oklahoma, which in the aggregate consist of approximately 1,500 miles of gathering and transmission pipelines, and a natural gas processing plant connected to one of these gathering systems. For the nine months ended September 30, 2002, we gathered and transported approximately 368,681 Mcf/d of natural gas.

  •
  Gulf Coast System. Our Gulf Coast system consists of approximately 484 miles of gathering and transmission pipelines that run northeast along the Gulf Coast from Refugio County in south

    Texas to Fort Bend County near Houston, Texas. Our Gulf Coast system had an average throughput of approximately 101,021 Mcf/d for the nine months ended September 30, 2002.

  •
  Corpus Christi System. Our Corpus Christi system consists of approximately 295 miles of gathering and transmission pipelines that extend from supply points in south Texas to utility and industrial markets in Corpus Christi, Texas. Our Corpus Christi system had an average throughput of approximately 154,364 Mcf/d for the nine months ended September 30, 2002.

  •
  Gregory Gathering System. Our Gregory gathering system consists of approximately 297 miles of gathering pipelines located primarily in the Corpus Christi Bay area that supply liquids-rich natural gas to our Gregory processing plant. Our Gregory gathering system had an average throughput of approximately 94,391 Mcf/d for the nine months ended September 30, 2002.

  •
  Gregory Processing Plant. Our Gregory processing plant removes NGLs from the natural gas supplied by our Gregory gathering system and fractionates or separates them into marketable products for sale to third parties. Our Gregory processing plant has an inlet capacity of approximately 85,000 Mcf/d and average throughput was approximately 75,798 Mcf/d for the nine months ended September 30, 2002.

  •
  Arkoma Gathering System. Our Arkoma gathering system consists of approximately 100 miles of gathering pipelines located in eastern Oklahoma. Our Arkoma gathering system had an average throughout of approximately 10,177 Mcf/d for the nine months ended September 30, 2002.

        In our producer services operations, we purchase for resale volumes of natural gas that do not move through our gathering, processing or transmission assets from over 80 independent producers. We focus on supply aggregation transactions in which we either purchase and resell gas and thereby eliminate the need of the producer to engage in the marketing activities typically handled by in-house marketing or supply departments of larger companies, or act as agent for the producer.

  Treating Division

        Our treating plants remove carbon dioxide and hydrogen sulfide from natural gas before it is delivered into transportation systems to ensure that the natural gas meets pipeline quality specifications. As of September 30, 2002, we owned 49 mobile, skid-mounted treating plants of various sizes, 23 of which were operated by our personnel, six of which were operated by producers, one of which was operated by a joint venture partner and 19 of which were held in inventory.

Summary of Risk Factors

        An investment in our common units involves risks associated with our business, our partnership structure and the tax characteristics of common units. Those risks are described under the caption "Risk Factors" and include:

  Risks Inherent in Our Business

  •
  We may not have sufficient cash after the establishment of cash reserves and payment of our general partner's fees and expenses to enable us to pay the minimum quarterly distribution each quarter.

  •
  The assumptions underlying the financial forecast in Appendix E are inherently uncertain and are subject to significant business, economic, regulatory and competitive risks and uncertainties that could cause actual results to differ materially from those forecasted.

  •
  We must continually compete for natural gas supplies, and any decrease in our supplies of natural gas could reduce our ability to make distributions to our unitholders.

  •
  A substantial portion of our assets are connected to natural gas reserves that will decline over time, and the cash flows associated with those assets will accordingly decline.

  •
  Our profitability is dependent upon prices and market demand for natural gas and NGLs, which are beyond our control and have been volatile.

  •
  We are exposed to the credit risk of our customers, and a general increase in the nonpayment and nonperformance by our customers could reduce our ability to make distributions to our unitholders.

  •
  We may not be able to retain existing customers or acquire new customers, which would reduce our revenues and limit our future profitability.

  •
  We depend on certain key customers, and the loss of any of our key customers could adversely affect our financial results.

  •
  Our rapid growth may cause difficulties integrating new operations, and we have a limited combined operating history.

  •
  Federal, state or local regulatory measures could adversely affect our business.

  •
  Our business involves hazardous substances and may be adversely affected by environmental regulation.

  •
  Our use of derivative financial instruments has in the past and could in the future result in financial losses or reduce our income.

  •
  Due to our lack of asset diversification, adverse developments in our gathering, transmission, treating, processing and producer services businesses would reduce our ability to make distributions to our unitholders.

  •
  Our success depends on key members of our management, the loss of whom could disrupt our business operations.

  Risks Inherent in an Investment in Us

  •
  Crosstex Energy Holdings Inc. will own a 70% limited partner interest in us and will control our general partner. Our general partner has conflicts of interest and limited fiduciary responsibilities, which may permit our general partner to favor its own interests to the detriment of our unitholders.

  •
  Our unitholders will have no right to elect our general partner or the directors of its general partner and will have limited ability to remove our general partner.

  •
  Cost reimbursements due our general partner may be substantial and will reduce the cash available for distribution to you.

  •
  The control of our general partner may be transferred to a third party, and that third party could replace our current management team, in each case without unitholder consent.

  •
  Our general partner's absolute discretion in determining the level of cash reserves may adversely affect our ability to make cash distributions to our unitholders.

  •
  Our partnership agreement contains provisions which reduce the remedies available to unitholders for actions that might otherwise constitute a breach of fiduciary duty by our general partner.

  Tax Risks to Our Unitholders

  •
  The IRS could treat us as a corporation for tax purposes which would substantially reduce the cash available for distribution to our unitholders.

  •
  A successful IRS contest of the federal income tax positions we take may adversely affect the market for common units, and the costs of any contest will be borne by us and therefore indirectly by our unitholders and our general partner.

  •
  You may be required to pay taxes on income from us even if you do not receive any cash distributions from us.

  •
  Tax gain or loss on disposition of our common units could be different than expected.

Competitive Strengths

        We believe that we are well positioned to compete in the natural gas gathering, transmission, treating, processing and producer services businesses. Our competitive strengths include:

  •
  Strategic position in the Texas Gulf Coast. Our operations are currently focused in the Texas Gulf Coast, with our Gregory processing plant and 83% of our total gathering and transmission pipeline miles located in this region. The Texas Gulf Coast is characterized by consistently high levels of drilling activity, which provide us with significant opportunities to access newly developed gas supplies. We believe our significant presence and asset base in the Texas Gulf Coast generally provides us with a competitive advantage in capturing new supplies of natural gas and markets for natural gas because of our resulting lower costs of handling newly connected gas and delivering it to market. Our existing position in the Texas Gulf Coast region is especially advantageous because constructing a significant new pipeline system in this region would be extremely difficult due to population density and regulatory constraints.

    Our treating operations, with 19 treating plants of varying sizes available in inventory, provides us with an advantageous position to compete for new treating business in the Texas Gulf Coast because natural gas produced from certain deeper formations in the Texas Gulf Coast is high in carbon dioxide. We believe our inventory of available treating plants gives us a competitive advantage for new treating business since we can often have a plant in service quicker than our competitors.

  •
  Asset base with available capacity. By aggressively marketing directly to producers and end users and adding connections to new customers, we believe we have the opportunity to leverage our existing asset base in order to fully utilize the capacity of our systems and thereby significantly increase throughput and cash flows. Since our pipeline and gathering systems operated at an average of approximately 39% of capacity in the first nine months of 2002, transporting additional volumes of natural gas through our systems should provide incremental operating income.

  •
  Range of services. We offer a full range of midstream services to natural gas producers, including gathering, transmission, treating, processing and marketing. In addition, as a component of our producer services business, we purchase natural gas for sale to others and in doing so provide risk management opportunities to natural gas producers. We believe this full range of services gives us advantages in competing for new business because we can provide substantially all the services a producer requires to get its production of natural gas to market as compared to our competitors who often do not provide a full range of services. In addition, we provide a full range of services to natural gas buyers including an aggregated supply of natural gas, load balancing and price risk management, which allows buyers to find a significant volume of natural gas that meets their requirements without having to negotiate with multiple producers.

  •
  Proven acquisition expertise. Since January 2000, we have acquired and integrated 10 operations with an aggregate purchase price of approximately $60.6 million. Our management team's significant industry contacts have enabled us to become aware of, and gain access to, strategic acquisition opportunities. We intend to use our experience and reputation in strategically acquiring assets to continue to grow through accretive acquisitions, focusing on opportunities in which we see potential to improve throughput volumes and cash flows.

  •
  Flexible financial structure. Upon the completion of this offering, we expect to enter into a new credit agreement which will contain a $60.0 million acquisition facility, approximately $49.7 million of which will be available upon the closing of this offering, and a $25.0 million working capital facility, approximately $10.0 million of which will be available for letter of credit issuances, of which $5.0 million could be used for working capital borrowings, upon the closing of this offering. We believe the available capacity under this new credit facility combined with our ability to access the capital markets should provide us with a flexible financial structure that will facilitate our strategic expansion and acquisition strategy.

  •
  Experienced and motivated management. Our management team's extensive experience and contacts within the midstream industry provides a strong foundation for managing and enhancing our operations, for accessing strategic acquisition opportunities and for constructing new assets. Our senior management team, which will indirectly own approximately 60,000 common and 830,000 subordinated units upon completion of this offering and approximately 17.8% of our general partner, has an average of over 20 years of industry experience primarily with the type of assets and in the markets we currently operate. Please read "Management—Directors and Executive Officers of Crosstex Energy GP, LLC" for a discussion of the experience of our executive officers.

Business Strategy

        Our strategy is to increase distributable cash flow per unit by improving the profitability of our existing systems through increasing volumes and reducing costs, focusing on accretive acquisitions and pursuing system construction and expansion opportunities. Key elements of our strategy include the following:

  •
  Improving existing system profitability. After we acquire or construct a new system, we begin an aggressive effort to market directly to both producers and end users in order to connect new supplies of natural gas, increase volumes and fully utilize the system's capacity. Many of our recently acquired systems have excess capacity that provides us opportunities to increase throughput with minimal incremental cost.

  •
  Pursuing accretive acquisitions. We intend to use our substantial acquisition and integration experience to continue to make strategic acquisitions of midstream assets that offer the opportunity for operational efficiencies and the potential for increased utilization and expansion of the acquired asset. We pursue acquisitions that we believe will add to existing core areas in order to capitalize on our existing infrastructure, personnel, and producer and consumer relationships. We also examine opportunities to establish new core areas in regions with significant natural gas reserves and high levels of drilling activity or with growing demand for natural gas.

  •
  Undertaking construction and expansion opportunities. We leverage our existing infrastructure and producer and customer relationships by constructing and expanding systems to meet new or increased demand for our gathering, transmission, treating, processing and marketing services. These projects include expansion of existing systems and construction of new facilities.

PARTNERSHIP STRUCTURE AND MANAGEMENT

        Our operations will be conducted through, and our operating assets will be owned by, our operating partnership, Crosstex Energy Services, L.P., and its subsidiaries. Our general partner, Crosstex Energy GP, L.P., has sole responsibility for conducting our business and for managing our operations. The senior executives who currently manage our business will continue to manage and operate the business as the senior executives of Crosstex Energy GP, LLC, the general partner of our general partner. Our general partner will not receive any management fee or other compensation in connection with its management of our business but will be entitled to reimbursement for all direct and indirect expenses incurred on our behalf. Upon completion of this offering and the related transactions:

  •
  Crosstex Energy Holdings Inc. will own a 100% interest in Crosstex Energy GP, LLC;

  •
  Executive officers and directors of Crosstex Energy GP, LLC will collectively own approximately 23.6% of Crosstex Energy Holdings Inc.;

  •
  Crosstex Energy Holdings Inc. will own a 99.999% limited partner interest in our general partner and Crosstex Energy GP, LLC will own a 0.001% general partner interest in our general partner;

  •
  Crosstex Energy GP, L.P., our general partner, will own the 2% general partner interest in us as well as the incentive distribution rights;

  •
  Crosstex Energy Holdings Inc. will own 333,000 common units and 4,667,000 subordinated units, totaling an aggregate 70.0% limited partner interest in us;

  •
  the public unitholders will own, in the aggregate, a 28.0% limited partner interest in us represented by the 2,000,000 common units;

  •
  we will, directly and indirectly, own all of the ownership interest in the operating partnership; and

  •
  the operating partnership and our subsidiary, Crosstex Energy Services GP, LLC, will own 100% of the various subsidiary companies.

        We are using a limited partnership, Crosstex Energy GP, L.P., as our general partner instead of Crosstex Energy Holdings Inc. primarily to limit the liability of Crosstex Energy Holdings Inc. and its institutional holders. Crosstex Energy Services GP, LLC is inserted between us and our operating partnership to serve as the general partner of the operating partnership. In the event that our operating partnership ever issues public debt securities, having the operating partnership and all subsidiary guarantors 100% owned by us will allow the use of condensed financial information for the operating partnership and guarantors instead of separate financial statements. We have no current plans for our operating partnership to issue public debt.

        Our principal executive offices are located at 2501 Cedar Springs, Suite 600, Dallas, Texas 75201, and our phone number is (214) 953-9500.

        The chart on the following page depicts the organization and ownership of us and our operating partnership after giving effect to the offering and the related formation transactions.

Ownership of Crosstex Energy, L.P.

Common Units:	
Public Unitholders	28.0%
Crosstex Energy Holdings Inc.	4.7%
Subordinated Units:	
Crosstex Energy Holdings Inc.	65.3%
General partner interest	2.0%
	100.0%

Crosstex Energy Holdings Inc.
333,000 Common Units
4,667,000 Subordinated Units
Public Unitholders
2,000,000 Common Units
100% Membership Interest
Crosstex Energy GP, LLC
70.0% Limited Partner Interest
99.999% Limited Partner Interest
28.0% Limited Partner Interest
0.001% General Partner Interest
Crosstex Energy GP, L.P.
(The General Partner)
Incentive Distribution Rights
2% General Partnership Interest
Crosstex Energy, L.P.
(The Partnership)
100% Membership Interest
Crosstex Energy Services GP, LLC
99.999% Limited Partner Interest
0.001% General Partner Interest
Crosstex Energy Services, L.P.
(The Operating Partnership)
0.001% General Partner Interest
99.999% Limited Partner Interest
Operating Subsidiaries

THE OFFERING

Common units offered to the public	2,000,000 common units.
2,300,000 common units if the underwriters exercise their over-allotment option in full.
Units outstanding after this offering
2,333,000 common units, representing a 32.7% limited partner interest in Crosstex Energy, L.P., and 4,667,000 subordinated units, representing a 65.3% limited partner interest in Crosstex Energy, L.P. Approximately 14.3% of the common units and all of the subordinated units will be owned by affiliates of our general partner.
Cash distributions
We intend to make minimum quarterly distributions of $0.50 per common unit to the extent we have sufficient cash from our operations after establishment of cash reserves and payment of fees and expenses, including payments to our general partner. In general, we will pay any cash distributions we make each quarter in the following manner:
• first, 98% to the common units and 2% to the general partner, until each common unit has received a minimum quarterly distribution of $0.50 plus any arrearages from prior quarters; and
• second, 98% to the subordinated units and 2% to the general partner, until each subordinated unit has received a minimum quarterly distribution of $0.50.

If cash distributions exceed $0.50 per unit in a quarter, our general partner will receive increasing percentages, up to 50%, of the cash we distribute in excess of that amount. We refer to these distributions as "incentive distributions." Please read "Cash Distribution Policy—Incentive Distribution Rights."

We must distribute all of our cash on hand at the end of each quarter, less reserves established by our general partner in its sole discretion. These reserve funds are meant to provide for the proper conduct of our business including funds needed to provide for our operations as well as to comply with applicable debt instruments. As we cannot estimate the size of these reserves for any given quarter at this time, we cannot assure you that, after the establishment of reserves, we will have cash on hand for distribution to our unitholders. We refer to this cash available for distribution as "available cash," and we define its meaning in our partnership agreement. Please read "Cash Distribution Policy—Distributions of Available Cash" for a description of available cash. The amount of available cash may be greater than or less than the minimum quarterly distribution.

We believe, based on the forecast included in Appendix E and the assumptions described therein, that we will have sufficient cash from operations to enable us to make the minimum quarterly distribution of $0.50 on all of the common units and the subordinated units for each quarter through September 30, 2003. The amount of pro forma cash available for distribution generated during 2001 and the first nine months of 2002 would have been sufficient to allow us to pay the minimum quarterly distribution on all of the common units and 5.5% and 78.7%, respectively, of the minimum quarterly distribution on the subordinated units during these periods. Please read "Cash Available for Distribution."
Subordination period	The subordination period will end once we meet the financial tests in the partnership agreement, but it generally cannot end before December 31, 2007.

When the subordination period ends, each remaining subordinated unit will convert into one common unit and the common units will no longer be entitled to arrearages. Please read "Cash Distribution Policy—Subordination Period."
Early conversion of subordinated units
If we meet the applicable financial tests in the partnership agreement for any three consecutive four-quarter periods ending on or after December 31, 2005, 25% of the subordinated units will convert into common units. If we meet these tests for any three consecutive four-quarter periods ending on or after December 31, 2006, an additional 25% of the subordinated units will convert into common units. The early conversion of the second 25% of the subordinated units may not occur until at least one year after the early conversion of the first 25% of the subordinated units.
Issuance of additional units
In general, while any subordinated units remain outstanding, we may not issue more than 1,166,500 additional common units, or 50% of the common units outstanding immediately after this offering, without obtaining unitholder approval. We may, however, issue an unlimited number of common units for acquisitions, capital improvements or debt repayments that increase cash flow from operations per unit on a pro forma basis.
Voting rights
Our general partner will manage and operate us. Unlike the holders of common stock in a corporation, you will have only limited voting rights on matters affecting our business. You will have no right to elect our general partner or the directors of its general partner on an annual or other continuing basis. Our general partner may not be removed except by a vote of the holders of at least 66 2/3% of the outstanding units, including any units owned by our general partner and its affiliates, voting together as a single class. Because affiliates of our general partner will own 71.4% of the outstanding units upon completion of the offering, you will not be able to remove the general partner without its consent.

Limited call right
If at any time more than 80% of the outstanding common units are owned by our general partner and its affiliates, our general partner has the right, but not the obligation, to purchase all of the remaining common units at a price not less than the then-current market price of the common units. At the end of the subordination period, assuming no additional issuances of common units, our general partner and its affiliates will own 71.4% of the common units.
Estimated ratio of taxable income to distributions
We estimate that if you own the common units you purchase in this offering through December 31, 2005, you will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be 20% or less of the cash distributed to you with respect to that period. Please read "Material Tax Consequences—Tax Consequences of Unit Ownership—Ratio of taxable income to distributions" for the basis of this estimate.
Exchange listing	Our common units have been approved for quotation on the Nasdaq National Market under the symbol "XTEX".

SUMMARY HISTORICAL AND PRO FORMA FINANCIAL AND OPERATING DATA

        The following table sets forth summary historical financial and operating data of our predecessor, Crosstex Energy Services, Ltd., as of and for the dates and periods indicated and the summary pro forma financial and operating data of Crosstex Energy, L.P. as of and for the year ended December 31, 2001 and the nine months ended September 30, 2002. The summary historical financial data for the years ended December 31, 1999 and 2001 and for the four months ended April 30, 2000 and for the eight months ended December 31, 2000 are derived from the audited financial statements of Crosstex Energy Services, Ltd. and its predecessor. The summary historical financial data for the nine months ended September 30, 2001 and 2002 are derived from the unaudited financial statements of Crosstex Energy Services, Ltd. and, in our opinion, have been prepared on the same basis as the audited financial statements and include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of this information. As described in our historical financial statements, the investment in our predecessor by Yorktown Energy Partners IV, L.P. in May 2000 resulted in the dissolution of the predecessor partnership and the creation of a new partnership with the same organization, purpose, assets, and liabilities. Accordingly, the audited financial statements of our predecessor for 2000 are divided into the four months ended April 30, 2000 and the eight months ended December 31, 2000 because a new basis of accounting was established effective May 1, 2000 to give effect to the Yorktown transaction. In addition, the summary historical financial and operating data of Crosstex Energy Services, Ltd. include the results of operations of the Arkoma system beginning in September 2000, the Gulf Coast system beginning in September 2000 and the CCNG system, which includes the Corpus Christi system, the Gregory gathering system and the Gregory processing plant, beginning in May 2001.

        The summary pro forma financial and operating data of Crosstex Energy, L.P. reflect the consolidated historical operating results of Crosstex Energy Services, Ltd., as adjusted for the offering and the related transactions. The summary pro forma financial data are derived from the unaudited pro forma financial statements. The pro forma balance sheet assumes that the offering and related transactions occurred on September 30, 2002. The pro forma statements of operations assume that the offering and related transactions occurred on January 1, 2001. For a description of all of the assumptions used in preparing the summary pro forma financial data, you should read the notes to the pro forma financial statements for Crosstex Energy, L.P. The pro forma financial and operating data should not be considered as indicative of the historical results we would have had or the future results that we will have after the offering.

        We define EBITDA as income (loss) before income taxes plus depreciation and amortization expense and interest expense. As described in the following paragraph, we use EBITDA as a supplemental measurement to evaluate our business. We also understand that such data is used by investors to determine our historical ability to service our indebtedness and make cash distributions to unitholders. However, the term EBITDA is not defined under generally accepted accounting principles and EBITDA is not a measurement of operating income, operating performance or liquidity presented in accordance with generally accepted accounting principles. You should not consider this data in isolation or as a substitute to net income as an indicator of our operating performance, cash flows from operating activities or other cash flow data calculated in accordance with generally accepted accounting principles. You should also not consider EBITDA as a measure of liquidity. Our EBITDA may not be comparable to EBITDA or similarly titled measures of other entities as other entities may not calculate EBITDA in the same manner as we do.

        We use EBITDA as a supplemental financial measure to assess:

  •
  our ability to generate cash sufficient for us to pay interest costs and make cash distributions to our unitholders;

  •
  the financial performance of our assets; and

  •
  in some cases, for valuation purposes when determining the appropriateness of the purchase price of assets we are considering acquiring.

        Consequently, we use this supplemental financial measure when assessing liquidity and performance over time, and in comparison to companies that own similar assets and that our management believes calculate EBITDA in a manner similar to us. Although we use EBITDA to assess our ability to generate cash sufficient to pay interest costs and make cash distributions to our unitholders, the amount of cash available for such payments may be subject to our ability to reserve cash for other uses, such as debt repayments, capital expenditures and operating activities.

        Maintenance capital expenditures are capital expenditures made to replace partially or fully depreciated assets in order to maintain the existing operating capacity of our assets and to extend their useful lives. Expansion capital expenditures are capital expenditures made to expand the existing operating capacity of our assets, whether through construction or acquisition. We treat repair and maintenance expenditures that do not extend the useful life of existing assets as operating expenses as we incur them.

        We derived the information in the following table from, and that information should be read together with, and is qualified in its entirety by reference to, the historical and pro forma financial statements and the accompanying notes included in this prospectus. The table should be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations."

	Crosstex Energy Services, Ltd. — Historical(1)
	Predecessor						Crosstex Energy, L.P. Pro Forma
			Successor
		Four Months Ended April 30,
	Year Ended December 31,		Eight Months Ended December 31,	Year Ended December 31,	Nine Months Ended September 30,		Year Ended December 31,	Nine Months Ended September 30,
	1999	2000	2000	2001	2001	2002	2001	2002
	(in thousands, except per unit amounts and operating data)
Statement of Operations Data:
Revenues:
Midstream	$7,896	$3,591	$88,008	$362,673	$270,496	$311,453	$362,340	$311,279
Treating	9,770	5,947	17,392	24,353	19,084	10,631	24,353	10,631

Total revenues	17,666	9,538	105,400	387,026	289,580	322,084	386,693	321,910

Operating costs and expenses:
Midstream purchased gas	5,154	2,746	83,672	344,755	258,670	294,025	344,493	293,916
Treating purchased gas	8,110	4,731	14,876	18,078	14,854	3,996	18,078	3,996
Operating expenses	986	544	1,796	7,430	4,995	7,732	7,313	7,643
General and administrative	2,078	810	2,010	5,914	4,367	6,247	5,914	4,500
Stock based compensation	—	8,802	—	—	—	33	—	33
Impairments	538	—	—	2,873	—	3,150	—	3,150
(Profit) loss on energy trading contracts	(1,764)	(638)	(1,253)	3,714	(1,527)	(2,916)	3,714	(2,916)
Depreciation and amortization	1,286	522	2,261	6,101	4,181	6,034	5,802	5,884

Total operating costs and expenses	16,388	17,517	103,362	388,865	285,540	318,301	385,314	316,206

Operating income (loss)	1,278	(7,979)	2,038	(1,839)	4,040	3,783	1,379	5,704

Other income (expense):
Interest expense, net	(638)	(79)	(530)	(2,253)	(1,538)	(2,399)	(147)	(1,204)
Other income (expense)	(138)	381	115	174	145	73	174	73

Total other income (expense)	(776)	302	(415)	(2,079)	(1,393)	(2,326)	27	(1,131)

Net income (loss)	$502	$(7,677)	$1,623	$(3,918)	$2,647	$1,457	$1,406	$4,573

Pro forma net income per limited partner unit							$0.20	$0.64

Balance Sheet Data (at period end):
Working capital surplus (deficit)	$(3,483)	$(4,005)	$5,861	$(2,254)	$(2,446)	$(8,598)		$(8,598)
Property and equipment, net	8,072	10,540	37,242	84,951	81,524	92,443		91,143
Total assets	36,497	45,051	201,268	168,376	154,216	214,862		211,095
Long-term debt	5,389	7,000	22,000	60,000	49,500	43,250		11,050
Partners' equity	3,242	3,608	40,354	41,155	47,804	55,820		84,253
Cash Flow Data:
Net cash flow provided by (used in):
Operating activities	$1,404	$7,380	$7,741	$(8,326)	$10,397	$15,087
Investing activities	(1,342)	(2,849)	(25,643)	(52,535)	(47,255)	(12,689)
Financing activities	(857)	198	36,557	42,558	32,200	(2,750)
Other Financial Data:
EBITDA(2)	$2,426	$(7,076)	$4,414	$4,436	$8,366	$9,890	$7,355	$11,661
Maintenance capital expenditures			57	1,922	1,228	1,267	1,922	1,267
Expansion capital expenditures			25,743	50,766	46,116	11,509	50,766	11,509

Total capital expenditures			$25,800	$52,688	$47,344	$12,776	$52,688	$12,776

Operating Data:
Pipeline throughput (MMBtu/d)	19,712	23,098	104,185	313,103	290,591	393,261	313,103	393,261
Natural gas processed (MMBtu/d)	23,112	30,699	15,661	60,629	47,776	86,753	57,775	84,136
Treating volumes (MMBtu/d)(3)	12,896	26,872	35,910	62,782	57,663	98,039	62,782	98,039

(1)
Crosstex Energy Services, Ltd. is the predecessor to Crosstex Energy, L.P. Results of operations and balance sheet data prior to May 1, 2000 represent historical results of the predecessor to Crosstex Energy Services, Ltd. These results are not necessarily comparable to the results of Crosstex Energy Services, Ltd. subsequent to May 2000 due to the new basis of accounting.

(2)
EBITDA is defined as income (loss) before income taxes plus depreciation and amortization expense and interest expense. Our predecessors were partnerships and had no income tax expense. Depreciation and amortization expense was $1.3 million, $0.5 million, $2.3 million, $6.1 million, $4.2 million, $5.9 million, $5.8 million and $6.0 million and interest expense was $0.6 million, $0.1 million, $0.5 million, $2.3 million, $1.5 million, $2.4 million, $0.1 million and $1.2 million for the year ended December 31, 1999, four months ended April 30, 2000, eight months ended December 31, 2000, year ended December 31, 2001, nine months ended September 30, 2001 and 2002 and on a pro forma basis for the year ended December 31, 2001 and nine months ended September 30, 2002, respectively. EBITDA for the years ended December 31, 1999, 2001 and the nine months ended September 30, 2002 has been reduced by non-cash impairment charges of $0.5 million, $2.9 million and $3.2 million, respectively.

(3)
Represent volumes for treating plants operated by us whereby we receive a fee based on the volumes treated.

SUMMARY OF CONFLICTS OF INTEREST AND FIDUCIARY RESPONSIBILITIES

        Crosstex Energy GP, L.P., our general partner, has a legal duty to manage us in a manner beneficial to our unitholders. This legal duty originates in statutes and judicial decisions and is commonly referred to as a "fiduciary" duty. However, because Crosstex Energy GP, L.P. is indirectly owned by Crosstex Energy Holdings Inc., the officers and directors of Crosstex Energy GP, LLC, who manage and operate our general partner, have fiduciary duties to manage the business of our general partner in a manner beneficial to Crosstex Energy Holdings Inc. The officers and directors of Crosstex Energy GP, LLC have significant relationships with, and responsibilities to, Crosstex Energy Holdings Inc. As a result of this relationship, conflicts of interest may arise in the future between us and our unitholders, on the one hand, and our general partner and its affiliates, on the other hand. For a more detailed description of the conflicts of interest and fiduciary responsibilities of our general partner, please read "Conflicts of Interest and Fiduciary Responsibilities."

        Our general partner is permitted to resolve conflicts of interest by considering the interests of all the parties involved. Therefore, our general partner can consider the interests of its affiliates if a conflict of interest arises between the common unitholders and our general partner and its affiliates. Crosstex Energy GP, LLC will have a conflicts committee, consisting of at least two independent members of its board of directors, that will be available to review matters involving conflicts of interest. We expect that C. Roland Haden, Stephen A. Wells and Robert F. Murchison, all of whom will become directors of Crosstex Energy GP, LLC upon completion of this offering, will be members of the conflicts committee. Please read "Management—Directors and Executive Officers of Crosstex Energy GP, LLC" for a discussion of the directors of Crosstex Energy GP, LLC.

        Our partnership agreement limits the liability and reduces the fiduciary duties owed by our general partner to the unitholders. Our partnership agreement also restricts the remedies available to unitholders for actions that might otherwise constitute breaches of our general partner's fiduciary duty. By purchasing a common unit, you are treated as having consented to various actions contemplated in the partnership agreement and conflicts of interest that might otherwise be considered a breach of fiduciary or other duties under applicable state law.

        We will enter into an agreement with Crosstex Energy Holdings Inc. whereby it will generally agree not to engage in the business of gathering, transmitting, treating, processing and marketing of natural gas. In addition, our general partner will not receive any management fee or other compensation for its management of us but our general partner and its affiliates will be reimbursed for general and administrative expenses incurred on our behalf. For the twelve months following this offering, the amount which we will reimburse the general partner and its affiliates for costs incurred with respect to the general and administrative services performed on our behalf will not exceed $6.0 million. For a more detailed discussion of these agreements, please read "Certain Relationships and Related Transactions."

RISK FACTORS

        Limited partner interests are inherently different from the capital stock of a corporation, although many of the business risks to which we are subject are similar to those that would be faced by a corporation engaged in a similar business. You should carefully consider the following risk factors, which we believe include the risks material to our business, together with all of the other information included in this prospectus in evaluating an investment in the common units.

        If any of the following risks were actually to occur, our business, financial condition, or results of operations could be materially adversely affected. In that case, we might not be able to pay distributions on our common units, the trading price of our common units could decline and you could lose all or part of your investment.

Risks Inherent in Our Business

We may not have sufficient cash after the establishment of cash reserves and payment of our general partner's fees and expenses to enable us to pay the minimum quarterly distribution each quarter.

        We may not have sufficient available cash each quarter to pay the minimum quarterly distribution. Under the terms of our partnership agreement, we must pay our general partner's fees and expenses and set aside any cash reserve amounts before making a distribution to our unitholders. The amount of cash we can distribute on our common units principally depends upon the amount of cash we generate from our operations, which will fluctuate from quarter to quarter based on, among other things;

  •
  the amount of natural gas transported in our gathering and transmission pipelines;

  •
  the level of our processing and treating operations;

  •
  the fees we charge and the margins we realize for our services;

  •
  the price of natural gas;

  •
  the relationship between natural gas and NGL prices; and

  •
  our level of operating costs.

        In addition, the actual amount of cash we will have available for distribution will depend on other factors, some of which are beyond our control, including:

  •
  the level of capital expenditures we make;

  •
  the cost of acquisitions, if any;

  •
  our debt service requirements;

  •
  fluctuations in our working capital needs;

  •
  restrictions on distributions contained in our credit facility;

  •
  our ability to make working capital borrowings under our revolving credit facility to pay distributions;

  •
  prevailing economic conditions; and

  •
  the amount of cash reserves established by our general partner in its sole discretion for the proper conduct of our business.

        Because of these factors, we may not have sufficient available cash each quarter to pay the minimum quarterly distribution. Furthermore, you should also be aware that the amount of cash we have available for distribution depends primarily upon our cash flow, including cash flow from financial reserves and working capital borrowings, and is not solely a function of profitability, which will be affected by non-cash items. As a result, we may make cash distributions during periods when we record losses and may not make cash distributions during periods when we record net income.

        The amount of available cash we need to pay the minimum quarterly distribution for four quarters on the common units, the subordinated units and the general partner interest to be outstanding immediately after the offering is approximately $14.3 million. If we had completed the transactions contemplated in this prospectus on January 1, 2001, pro forma available cash from operating surplus generated during the year ended December 31, 2001 would have been approximately $5.3 million. If we had completed the transactions contemplated in this prospectus on January 1, 2002, pro forma available cash from operating surplus generated during the nine months ended September 30, 2002 would have been approximately $9.2 million. The amount of pro forma cash available for distribution during 2001 and the first nine months of 2002 would have been sufficient to allow us to pay the minimum quarterly distribution on all the common units and 5.5% and 78.7%, respectively, of the minimum quarterly distribution on the subordinated units during these periods. For a calculation of our ability to make distributions to you based on our pro forma results for the year ended December 31, 2001 and for the nine months ended September 30, 2002, please read "Cash Available for Distribution" and Appendix D.

The assumptions underlying the financial forecast in Appendix E are inherently uncertain and are subject to significant business, economic, regulatory and competitive risks and uncertainties that could cause actual results to differ materially from those forecasted.

        The financial forecast set forth in Appendix E includes our forecast of statements of operations for the twelve months ending September 30, 2003. The financial forecast has been prepared by management and we have not received an opinion or report on it from any independent accountants. In addition, Appendix E includes a calculation of available cash from operating surplus based on the financial forecast. The assumptions underlying the financial forecast are inherently uncertain and are subject to significant business, economic, regulatory and competitive risks and uncertainties that could cause actual results to differ materially from those forecasted. If the forecasted results are not achieved, we may not be able to pay the full minimum quarterly distributions or any amount on the common units or subordinated units, in which event the market price of the common units may decline materially.

We must continually compete for natural gas supplies, and any decrease in our supplies of natural gas could reduce our ability to make distributions to our unitholders.

        Competition is intense in many of our markets. The principal areas of competition include obtaining gas supplies and the marketing and transportation of natural gas and NGLs. Our competitors include major integrated oil companies, interstate and intrastate pipelines and natural gas gatherers and processors. Our competitors in the Texas Gulf Coast area include El Paso Field Services, Kinder Morgan Inc., Houston Pipeline Company and Duke Energy Field Services. Some of our competitors offer more services or have greater financial resources and access to larger natural gas supplies than we do.

        If we are unable to maintain or increase the throughput on our systems by accessing new natural gas supplies to offset the natural decline in reserves, our business and financial results could be materially adversely affected. In addition, our future growth will depend, in part, upon whether we can contract for additional supplies at a greater rate than the rate of natural decline in our currently connected supplies.

        In order to maintain or increase throughput levels in our natural gas gathering systems and asset utilization rates at our treating and processing plants, we must continually contract for new natural gas supplies. We may not be able to obtain additional contracts for natural gas supplies. The primary factors affecting our ability to connect new wells to our gathering facilities include our success in contracting for existing natural gas supplies that are not committed to other systems and the level of drilling activity near our gathering systems. Fluctuations in energy prices can greatly affect production rates and investments by third parties in the development of new oil and natural gas reserves. Drilling activity generally decreases as oil and natural gas prices decrease. We have no control over producers and depend on them to maintain sufficient levels of drilling activity. A material decrease in natural gas production for a prolonged period along the Texas Gulf Coast, as a result of depressed commodity prices or otherwise, likely would have a material adverse effect on our results of operations and financial position. See "Business—Natural Gas Supply" for more information on our supplies of natural gas.

A substantial portion of our assets are connected to natural gas reserves that will decline over time, and the cash flows associated with those assets will accordingly decline.

        A substantial portion of our assets, including our gathering systems and our treating plants, are dedicated to certain natural gas reserves and wells for which the production will naturally decline over time. Accordingly, our cash flows associated with these assets will also decline. If we are unable to access new supplies of natural gas either by connecting additional reserves to our existing assets or by constructing or acquiring new assets that have access to additional natural gas reserves, our ability to make distributions to our unitholders could decrease.

Our profitability is dependent upon prices and market demand for natural gas and NGLs, which are beyond our control and have been volatile.

        We are subject to significant risks due to fluctuations in commodity prices. These risks are based upon two components of our business: (1) the purchase of certain volumes of natural gas at a price that is a percentage of a relevant index; and (2) certain processing contracts for our Gregory system whereby we are exposed to natural gas and NGL commodity price risks.

        The margins we realize from purchasing and selling a portion of the natural gas that we transport through our pipeline systems decrease in periods of low natural gas prices because our gross margins are based on a percentage of the index price. For the nine months ended September 30, 2002, we purchased approximately 6.5% of our gas at a percentage of relevant index. Accordingly, a decline in the price of natural gas could have an adverse impact on our results of operations.

        A portion of our profitability is affected by the relationship between natural gas and NGL prices. For a component of our Gregory system volumes, we purchase natural gas, process natural gas and extract NGLs, and then sell the processed natural gas and NGLs. Since we extract Btus from the gas stream in the form of the liquids or consume it as fuel during processing, we reduce the Btu content of the natural gas. Accordingly, our margins under these arrangements can be negatively affected in periods in which the value of natural gas is high relative to the value of NGLs. For example, a decrease of $.01 per gallon in the price of NGLs and an increase of $0.10 per MMBtu in the average price of natural gas for the nine months ended September 30, 2002 would have resulted in decreases in processing margins of approximately $341,600. For the nine months ended September 30, 2002, we purchased approximately 44% of the natural gas volumes on our Gregory system under such contracts.

        In the past, the prices of natural gas and NGLs have been extremely volatile and we expect this volatility to continue. For example, in 2001, the NYMEX settlement price for the prompt month contract ranged from a high of $9.98 per MMBtu to a low of $1.83 per MMBtu. In the first nine months of 2002, the same index ranged from $3.47 per MMBtu to $2.01 per MMBtu. A composite of the OPIS Mt. Belvieu monthly average liquids price based upon our average liquids composition in 2001 ranged from a high of approximately $0.71 per gallon to a low of approximately $0.27 per gallon.

In the first nine months of 2002, the same composite ranged from approximately $0.44 per gallon to approximately $0.27 per gallon.

        We may not be successful in balancing our purchases and sales. In addition, a producer could fail to deliver promised volumes or deliver in excess of contracted volumes, or a consumer could purchase less than contracted volumes. Any of these actions could cause our purchases and sales not to be balanced. If our purchases and sales are not balanced, we will face increased exposure to commodity price risks and could have increased volatility in our operating income.

        The markets and prices for residue gas and NGLs depend upon factors beyond our control. These factors include demand for oil, natural gas and NGLs, which fluctuate with changes in market and economic conditions and other factors, including:

  •
  the impact of weather on the demand for oil and natural gas;

  •
  the level of domestic oil and natural gas production;

  •
  the availability of imported oil and natural gas;

  •
  actions taken by foreign oil and gas producing nations;

  •
  the availability of local, intrastate and interstate transportation systems;

  •
  the availability and marketing of competitive fuels;

  •
  the impact of energy conservation efforts; and

  •
  the extent of governmental regulation and taxation.

We are exposed to the credit risk of our customers, and a general increase in the nonpayment and nonperformance by our customers could reduce our ability to make distributions to our unitholders.

        Risks of nonpayment and nonperformance by our customers are a major concern in our business. Several of our customers have been receiving heightened scrutiny from the financial markets in light of the collapse of Enron Corp. We are subject to risks of loss resulting from nonpayment or nonperformance by these and other customers. We recognized a charge of $5.7 million in 2001 for sales contracts with Enron. These contracts related to our producer services operations in which we purchased and sold natural gas that did not move on our gathering and transmission systems. Any increase in the nonpayment and nonperformance by our customers could reduce our ability to make distributions to our unitholders.

We may not be able to retain existing customers or acquire new customers, which would reduce our revenues and limit our future profitability.

        The renewal or replacement of existing contracts with our customers at rates sufficient to maintain current revenues and cash flows depends on a number of factors beyond our control, including competition from other pipelines, and the price of, and demand for, natural gas in the markets we serve.

        For the nine months ended September 30, 2002, approximately 63% of our sales of gas which were transported using our physical facilities were to industrial end-users and utilities. As a consequence of the increase in competition in the industry and volatility of natural gas prices, end-users and utilities are reluctant to enter into long-term purchase contracts. Many end-users purchase natural gas from more than one natural gas company and have the ability to change providers at any time. Some of these end-users also have the ability to switch between gas and alternate fuels in response to relative price fluctuations in the market. Because there are numerous companies of greatly varying size and financial capacity that compete with us in the marketing of natural gas, we often compete in the end-user and utilities markets primarily on the basis of price. The inability of our management to renew or replace our current contracts as they expire and to respond appropriately to changing market conditions could have a negative effect on our profitability.

We depend on certain key customers, and the loss of any of our key customers could adversely affect our financial results.

        We currently derive a significant portion of our revenues from contracts with a subsidiary of Kinder Morgan Inc., and we have entered into gas sales contracts with Entex Gas Resources, the local gas distribution company for the city of Houston, which commenced July 1, 2002. To the extent that these and other customers may reduce volumes of natural gas purchased under existing contracts, we would be adversely affected unless we were able to make comparably profitable arrangements with other customers. Sales to the subsidiary of Kinder Morgan accounted for 28.2% of our revenues during the first nine months of 2002 and 23.9% of our revenues during 2001. Our agreements with our key customers provide for minimum volumes of natural gas that each customer must purchase until the expiration of the term of the applicable agreement, subject to certain force majeure provisions. Our customers may default on their obligations to purchase the minimum volumes required under the applicable agreements. Our primary contract with Kinder Morgan expires in March 2006 and our contract with Entex expires in July 2004.

Our rapid growth may cause difficulties integrating new operations, and we have a limited combined operating history.

        Since January 2000, we have made 10 acquisitions with an aggregate purchase price of approximately $60.6 million that have significantly increased our asset base. Unexpected costs or challenges may arise whenever different operations are combined. Any acquisition involves potential integration risks, including:

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  the inability to integrate the operations of recently acquired assets;

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  the diversion of management's attention from other business concerns;

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  strain on human resources, placing added emphasis on the ability to attract and retain management and employees; and

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  a significant increase in our indebtedness.

        If we are unable to successfully integrate the companies, businesses or assets that we have acquired or in the future may acquire, our revenues may decline and we could, therefore, experience a material adverse effect on our business, financial condition or results of operations.

        As a result of our rapid growth, our long-term debt has increased from approximately $3.6 million at December 31, 1997 to $43.3 million at September 30, 2002, an increase of approximately 1,100%.

        Because we have grown rapidly, we have a limited operating history for most of our operations to which you may look to evaluate our performance. As a result, the historical and pro forma information may not give you an accurate indication of what our actual results would have been if the acquisitions had been completed at the beginning of the periods presented or of what our future results of operations are likely to be.

Growing our business by constructing new pipelines and processing and treating facilities subjects us to construction risks and risks that natural gas supplies will not be available upon completion of the facilities.

        One of the ways we intend to grow our business is through the construction of additions to our existing gathering systems and construction of new processing and treating facilities. We have no material commitments for expansion projects as of the date of this prospectus. However, we are currently studying the possibility of expanding the capacity of our Gregory processing plant by 65,000 Mcf/d at an estimated cost ranging from $6.5 million to $9.1 million. The construction of gathering, processing and treating facilities requires the expenditure of significant amounts of capital, which may exceed our expectations. Generally, we may have only limited natural gas supplies committed to these facilities prior to their construction. Moreover, we may construct facilities to capture anticipated future growth in production in a region in which anticipated production growth does not materialize. We may also rely on estimates of proved reserves in our decision to construct new pipelines and facilities, which may prove to be inaccurate because there are numerous uncertainties inherent in estimating quantities of proved reserves. As a result, new facilities may not be able to attract enough natural gas to achieve our expected investment return, which could adversely affect our results of operations and financial condition.

Our business involves many hazards and operational risks, some of which may not be fully covered by insurance.

        Our operations are subject to the many hazards inherent in the gathering, compressing, treating and processing of natural gas and storage of residue gas, including:

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  damage to pipelines, related equipment and surrounding properties caused by hurricanes, floods, fires and other natural disasters and acts of terrorism;

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  inadvertent damage from construction and farm equipment;

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  leaks of natural gas, NGLs and other hydrocarbons; and

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  fires and explosions.

        These risks could result in substantial losses due to personal injury and/or loss of life, severe damage to and destruction of property and equipment and pollution or other environmental damage and may result in curtailment or suspension of our related operations. Our operations are concentrated in the Texas Gulf Coast, and a natural disaster or other hazard affecting this region could have a material adverse effect on our operations. We are not fully insured against all risks incident to our business. In accordance with typical industry practice, we do not have any property insurance on any of our underground pipeline systems which would cover damage to the pipelines. We are not insured against all environmental accidents which might occur, other than those considered to be sudden and accidental. Our business interruption insurance covers only our Gregory processing plant. If a significant accident or event occurs that is not fully insured, it could adversely affect our operations and financial condition.

Terrorist attacks, such as the attacks that occurred on September 11, 2001, have resulted in increased costs, and future war or risk of war may adversely impact our results of operations.

        The impact that the terrorist attacks of September 11, 2001 may have on the energy industry in general, and on us in particular, is not known at this time. Uncertainty surrounding retaliatory military strikes or a sustained military campaign may affect our operations in unpredictable ways, including disruptions of fuel supplies and markets, and the possibility that infrastructure facilities, including pipelines, production facilities, and transmission and distribution facilities, could be direct targets, or indirect casualties, of an act of terror.

        The terrorist attacks on September 11, 2001 and the changes in the insurance markets attributable to the September 11 attacks have made certain types of insurance more difficult for us to obtain. Our insurance policies now generally exclude acts of terrorism as compared to our policies prior to September 11, 2001. Such insurance is not available at what we believe to be acceptable pricing levels. A lower level of economic activity could also result in a decline in energy consumption, which could adversely affect our revenues or restrict our future growth. Instability in the financial markets as a result of terrorism or war could also affect our ability to raise capital.

Our indebtedness may limit our ability to borrow additional funds, make distributions to you or capitalize on acquisitions or other business opportunities.

        As of September 30, 2002, our total long-term indebtedness was approximately $43.3 million. Upon completion of the offering, we expect our total outstanding long-term indebtedness to be approximately $11.1 million, including approximately $10.3 million under our credit facility and $0.8 million of other indebtedness. Our payments of principal and interest on the indebtedness will reduce the cash available for distribution on the units. We will be prohibited by our credit facility from making cash distributions during an event of default under any of our indebtedness. Furthermore, our leverage and various limitations in the credit facility may reduce our ability to incur additional indebtedness, to engage in some transactions and to capitalize on acquisition or other business opportunities. Any subsequent refinancing of our current indebtedness or any new indebtedness could have similar or greater restrictions.

Federal, state or local regulatory measures could adversely affect our business.

        While the Federal Energy Regulatory Commission, or FERC, does not regulate any of our operations, directly or indirectly, it influences certain aspects of our business and the market for our products. As a raw natural gas gatherer we generally are exempt from FERC regulation under the Natural Gas Act of 1938, or NGA, but FERC regulation still significantly affects our business. In recent years, FERC has pursued pro-competitive policies in its regulation of interstate natural gas pipelines. However, we cannot assure you that FERC will continue this approach as it considers matters such as pipeline rates and rules and policies that may affect rights of access to natural gas transportation capacity.

        Some of our intrastate natural gas transmission pipelines are subject to regulation as a common carrier and as a gas utility by the Texas Railroad Commission, or TRRC. The TRRC's jurisdiction extends to both rates and pipeline safety. The rates we charge for transportation services are deemed just and reasonable under Texas law unless challenged in a complaint. Should a complaint be filed or should regulation become more active, our business may be adversely affected.

        Other state and local regulations also affect our business. We are subject to ratable take and common purchaser statutes in the states where we operate. Ratable take statues generally require gatherers to take, without undue discrimination, natural gas production that may be tendered to the gatherer for handling. Similarly, common purchaser statutes generally require gatherers to purchase without undue discrimination as to source of supply or producer. These statutes have the effect of restricting our right as an owner of gathering facilities to decide with whom we contract to purchase or transport natural gas. Federal law leaves any economic regulation of natural gas gathering to the states, and some of the states in which we operate have adopted complaint-based or other limited economic regulation of natural gas gathering activities. States in which we operate that have adopted some form of complaint-based regulation, like Oklahoma and Texas, generally allow natural gas producers and shippers to file complaints with state regulators in an effort to resolve grievances relating to natural gas gathering access and rate discrimination.

        The states in which we conduct operations administer federal pipeline safety standards under the Pipeline Safety Act of 1968. The "rural gathering exemption" under the Natural Gas Pipeline Safety Act of 1968 presently exempts substantial portions of our gathering facilities from jurisdiction under that statute, including those portions located outside of cities, towns, or any area designated as residential or commercial, such as a subdivision or shopping center. The "rural gathering exemption," however, may be restricted in the future, and it does not apply to our natural gas transmission pipelines. In response to recent pipeline accidents in other parts of the country, Congress and the Department of Transportation have passed or are considering heightened pipeline safety requirements. See "Business—Regulation."

Our business involves hazardous substances and may be adversely affected by environmental regulation.

        Many of the operations and activities of our gathering systems, plants and other facilities are subject to significant federal, state and local environmental laws and regulations. These include, for example, laws and regulations that impose obligations related to air emissions and discharge of wastes from our facilities and the cleanup of hazardous substances that may have been released at properties currently or previously owned or operated by us or locations to which we have sent wastes for disposal. Various governmental authorities have the power to enforce compliance with these regulations and the permits issued under them, and violators are subject to administrative, civil and criminal penalties, including civil fines, injunctions or both. Liability may be incurred without regard to fault for the remediation of contaminated areas. Private parties, including the owners of properties through which our gathering systems pass, may also have the right to pursue legal actions to enforce compliance as well as to seek damages for non-compliance with environmental laws and regulations or for personal injury or property damage.

        There is inherent risk of the incurrence of environmental costs and liabilities in our business due to our handling of natural gas and other petroleum products, air emissions related to our operations, historical industry operations, waste disposal practices and the prior use of natural gas flow meters containing mercury. In addition, the possibility exists that stricter laws, regulations or enforcement policies could significantly increase our compliance costs and the cost of any remediation that may become necessary. We may incur material environmental costs and liabilities. Furthermore, our insurance may not provide sufficient coverage in the event an environmental claim is made against us.

        Our business may be adversely affected by increased costs due to stricter pollution control requirements or liabilities resulting from non-compliance with required operating or other regulatory permits. New environmental regulations might adversely affect our products and activities, including processing, storage and transportation, as well as waste management and air emissions. Federal and state agencies could also impose additional safety requirements, any of which could affect our profitability. See "Business—Environmental Matters."

Our use of derivative financial instruments has in the past and could in the future result in financial losses or reduce our income.

        We use over-the-counter price and basis swaps with other natural gas merchants and financial institutions, and we use futures and option contracts traded on the New York Mercantile Exchange. Use of these instruments is intended to reduce our exposure to short-term volatility in commodity prices. We currently have in place hedges on 100,000 MMBtu of gas per month at average prices ranging between $2.91 per MMBtu and $3.65 per MMBtu for the twelve month period from October 1, 2002 to September 30, 2003. This quantity represents approximately 80% of the margin on natural gas that we buy at a percentage of index and upon which we are exposed to the risk of fluctuations in natural gas prices. We could incur financial losses or fail to recognize the full value of a market opportunity as a result of volatility in the market values of the underlying commodities or if one of our counterparties fails to perform under a contract. For additional information about our risk management activities, including our use of derivative financial instruments, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Quantitative and Qualitative Disclosures About Market Risk."

Due to our lack of asset diversification, adverse developments in our gathering, transmission, treating, processing and producer services businesses would reduce our ability to make distributions to our unitholders.

        We rely exclusively on the revenues generated from our gathering, transmission, treating, processing and producer services businesses, and as a result our financial condition depends upon prices of, and continued demand for, natural gas and NGLs. Due to our lack of asset diversification, an adverse development in one of these businesses would have a significantly greater impact on our financial condition and results of operations than if we maintained more diverse assets.

Our success depends on key members of our management, the loss of whom could disrupt our business operations.

        We depend on the continued employment and performance of the officers of the general partner of our general partner and key operational personnel. The general partner of our general partner has entered into employment agreements with each of its executive officers. If any of these officers or other key personnel resign or become unable to continue in their present roles and are not adequately replaced, our business operations could be materially adversely affected. We do not maintain any "key man" life insurance for any officers. See "Management."

Risks Inherent in an Investment in Us

Crosstex Energy Holdings Inc. will own a 70% limited partner interest in us and will control our general partner. Our general partner has conflicts of interest and limited fiduciary responsibilities, which may permit our general partner to favor its own interests to the detriment of our unitholders.

        Following this offering, Crosstex Energy Holdings Inc. will indirectly own an aggregate limited partner interest of approximately 70% in us and will own and control our general partner. Due to its control of our general partner and the size of its limited partnership interest in us, Crosstex Energy Holdings Inc. will be able to effectively control all limited partnership decisions, including any decisions related to the removal of our general partner. Conflicts of interest may arise in the future between Crosstex Energy Holdings Inc. and its affiliates, including our general partner, on the one hand, and our partnership or any of the unitholders, on the other hand. As a result of these conflicts our general partner may favor its own interests and those of its affiliates over the interests of the unitholders. These conflicts include, among others, the following situations:

  Conflicts Relating to Control:

  •
  our partnership agreement limits our general partner's liability and reduces its fiduciary duties, while also restricting the remedies available to unitholders for actions that might, without these limitations, constitute breaches of fiduciary duty by our general partner. As a result of purchasing units, our unitholders are deemed to have consented to some actions and conflicts of interest that might otherwise be deemed a breach of fiduciary or other duties under applicable state law;

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  in resolving conflicts of interest, our general partner is allowed to take into account the interests of parties in addition to our unitholders, which has the effect of limiting its fiduciary duties to the unitholders;

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  our general partner's affiliates may engage in limited competition with us;

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  our general partner controls the enforcement of obligations owed to us by our general partner and its affiliates;

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  our general partner decides whether to retain separate counsel, accountants or others to perform services for us;

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  in some instances our general partner may cause us to borrow funds from affiliates of the general partner or from third parties in order to permit the payment of cash distributions, even if the purpose or effect of the borrowing is to make a distribution on the subordinated units or to make incentive distributions or hasten the expiration of the subordination period; and

  •
  our partnership agreement gives our general partner broad discretion in establishing financial reserves for the proper conduct of our business. These reserves also will affect the amount of cash available for distribution. Our general partner may establish reserves for distribution on the subordinated units, but only if those reserves will not prevent us from distributing the full minimum quarterly distribution, plus any arrearages, on the common units for the following four quarters.

  Conflicts Relating to Costs:

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  our general partner determines the amount and timing of asset purchases and sales, capital expenditures, borrowings, issuance of additional limited partnership interests and reserves, each of which can affect the amount of cash that is distributed to our unitholders;

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  our general partner determines which costs incurred by it and its affiliates are reimbursable by us; and

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  our general partner is not restricted from causing us to pay it or its affiliates for any services rendered on terms that are fair and reasonable to us or entering into additional contractual arrangements with any of these entities on our behalf.

Please read "Conflicts of Interest and Fiduciary Responsibilities" and "Certain Relationships and Related Transactions—Omnibus Agreement."

Our unitholders will have no right to elect our general partner or the directors of its general partner and will have limited ability to remove our general partner.

        Unlike the holders of common stock in a corporation, unitholders will have only limited voting rights on matters affecting our business, and therefore limited ability to influence management's decisions regarding our business. Unitholders did not elect our general partner or the board of directors of its general partner and will have no right to elect our general partner or the board of directors of its general partner on an annual or other continuing basis.

        Furthermore, if unitholders are dissatisfied with the performance of our general partner, they will have little ability to remove our general partner. The general partner generally may not be removed except upon the vote of the holders of 66 2/3% of the outstanding units voting together as a single class. Because affiliates of the general partner will control approximately 71.4% of all the units, the general partner currently cannot be removed without the consent of the general partner and its affiliates. Also, if the general partner is removed without cause during the subordination period and units held by the general partner and its affiliates are not voted in favor of that removal, all remaining subordinated units will automatically be converted into common units and any existing arrearages on the common units will be extinguished. A removal without cause would adversely affect the common units by prematurely eliminating their distribution and liquidation preference over the subordinated units which would otherwise have continued until we had met certain distribution and performance tests.

        Cause is narrowly defined to mean that a court of competent jurisdiction has entered a final, non-appealable judgment finding the general partner liable for actual fraud, gross negligence, or willful or wanton misconduct in its capacity as our general partner. Cause does not include, in most cases, charges of poor management of the business, so the removal of the general partner because of the unitholders' dissatisfaction with the general partner's performance in managing our partnership will most likely result in the termination of the subordination period.

        In addition, unitholders' voting rights are further restricted by the partnership agreement provision providing that any units held by a person that owns 20% or more of any class of units then outstanding, other than our general partner, its affiliates, their transferees and persons who acquired such units with the prior approval of the board of directors of the general partner's general partner, cannot be voted on any matter. In addition, the partnership agreement contains provisions limiting the ability of unitholders to call meetings or to acquire information about our operations, as well as other provisions limiting the unitholders' ability to influence the manner or direction of management.

        As a result of these provisions, it will be more difficult for a third party to acquire our partnership without first negotiating such a purchase with our general partner and, as a result, you are less likely to receive a takeover premium.

Cost reimbursements due our general partner may be substantial and will reduce the cash available for distribution to you.

        Prior to making any distributions on the units, we will reimburse our general partner and its affiliates, including officers and directors of our general partner, for all expenses they incur on our behalf. The reimbursement of expenses could adversely affect our ability to make distributions to you. Our general partner has sole discretion to determine the amount of these expenses. In addition, our general partner and its affiliates may provide us with services for which we will be charged reasonable fees as determined by our general partner in its sole discretion. See "Management—Reimbursement of Expenses of the General Partner."

The control of our general partner may be transferred to a third party, and that third party could replace our current management team, in each case without unitholder consent.

        The general partner may transfer its general partner interest to a third party in a merger or in a sale of all or substantially all of its assets without the consent of the unitholders. Furthermore, there is no restriction in the partnership agreement on the ability of the owner of the general partner from transferring its ownership interest in the general partner to a third party. The new owner of the general partner would then be in a position to replace the board of directors and officers of the general partner with its own choices and to control the decisions taken by the board of directors and officers.

Our general partner's absolute discretion in determining the level of cash reserves may adversely affect our ability to make cash distributions to our unitholders.

        Our partnership agreement requires our general partner to deduct from operating surplus cash reserves that in its reasonable discretion are necessary to fund our future operating expenditures. In addition, the partnership agreement permits our general partner to reduce available cash by establishing cash reserves for the proper conduct of our business, to comply with applicable law or agreements to which we are a party or to provide funds for future distributions to partners. These cash reserves will affect the amount of cash available for distribution to our unitholders.

Our partnership agreement contains provisions which reduce the remedies available to unitholders for actions that might otherwise constitute a breach of fiduciary duty by our general partner.

        Our partnership agreement limits the liability and reduces the fiduciary duties of our general partner to the unitholders. The partnership agreement also restricts the remedies available to unitholders for actions that would otherwise constitute breaches of our general partner's fiduciary duties. If you choose to purchase a common unit, you will be treated as having consented to the various actions contemplated in the partnership agreement and conflicts of interest that might otherwise be considered a breach of fiduciary duties under applicable state law. See "Conflicts of Interest and Fiduciary Responsibilities."

 You will experience immediate and substantial dilution in net tangible book value of $9.71 per common unit.

        The assumed initial public offering price of $20.00 per unit exceeds pro forma net tangible book value of $10.29 per unit. Based on the assumed initial public offering price, you will incur immediate and substantial dilution of $9.71 per common unit. This dilution results primarily because the assets contributed by our general partner and its affiliates are recorded at their historical cost, and not their fair value, in accordance with generally accepted accounting principles. Please read "Dilution."

We may issue additional common units without your approval, which would dilute your ownership interests.

        During the subordination period, our general partner, without the approval of our unitholders, may cause us to issue up to 1,166,500 additional common units (1,316,500 additional common units if the underwriters' over-allotment option is exercised in full). Our general partner may also cause us to issue an unlimited number of additional common units or other equity securities of equal rank with the common units, without unitholder approval, in a number of circumstances such as:

  •
  the issuance of common units in connection with acquisitions that increase cash flow from operations per unit on a pro forma basis;

  •
  the conversion of subordinated units into common units;

  •
  the conversion of units of equal rank with the common units into common units under some circumstances;

  •
  the conversion of the general partner interest and the incentive distribution rights into common units as a result of the withdrawal of our general partner;

  •
  issuances of common units under our long-term incentive plan; or

  •
  issuances of common units to repay indebtedness, the cost of which to service is greater than the distribution obligations associated with the units issued in connection with the debt's retirement.

        The issuance of additional common units or other equity securities of equal or senior rank will have the following effects:

  •
  our unitholders' proportionate ownership interest in us will decrease;

  •
  the amount of cash available for distribution on each unit may decrease;

  •
  because a lower percentage of total outstanding units will be subordinated units, the risk that a shortfall in the payment of the minimum quarterly distribution will be borne by our common unitholders will increase;

  •
  the relative voting strength of each previously outstanding unit may be diminished; and

  •
  the market price of the common units may decline.

        After the end of the subordination period, we may issue an unlimited number of limited partner interests of any type without the approval of our unitholders. Our partnership agreement does not give our unitholders the right to approve our issuance of equity securities ranking junior to the common units at any time.

Our general partner has a limited call right that may require you to sell your common units at an undesirable time or price.

        If at any time our general partner and its affiliates own more than 80% of the common units, our general partner will have the right, but not the obligation, which it may assign to any of its affiliates or to us, to acquire all, but not less than all, of the common units held by unaffiliated persons at a price not less than their then-current market price. As a result, you may be required to sell your common units at an undesirable time or price and may therefore not receive any return on your investment. You may also incur a tax liability upon a sale of your units. At the completion of this offering, our general partner and its affiliates will own 14.3% of the common units. At the end of the subordination period, assuming no additional issuances of common units, our general partner and its affiliates will own approximately 71.4% of the common units. For additional information about the call right, please read "The Partnership Agreement—Limited Call Right."

You may not have limited liability if a court finds that unitholder action constitutes control of our business.

        You could be held liable for our obligations to the same extent as a general partner if a court determined that the right or the exercise of the right by our unitholders to remove or replace our general partner, to approve amendments to our partnership agreement, or to take other action under our partnership agreement constituted participation in the "control" of our business, to the extent that a person who has transacted business with the partnership reasonably believes, based on your conduct, that you are a general partner. Our general partner generally has unlimited liability for the obligations of the partnership, such as its debts and environmental liabilities, except for those contractual obligations of the partnership that are expressly made without recourse to our general partner. In addition, Section 17-607 of the Delaware Revised Uniform Limited Partnership Act provides that a limited partner who receives a distribution and knew at the time of the distribution that the distribution was in violation of that section may be liable to the limited partnership for the amount of the distribution for a period of three years from the date of the distribution. The limitations on the liability of holders of limited partner interests for the obligations of a limited partnership have not been clearly established in some of the other states in which we do business. Please read "The Partnership Agreement—Limited Liability" for a discussion of the implications of the limitations on liability to a unitholder.

Unitholders may have limited liquidity for their units, a trading market may not develop for the units and you may not be able to resell your units at the initial public offering price.

        Prior to the offering, there has been no public market for the common units. After the offering, there will be only 2,000,000 publicly-traded units. We do not know the extent to which investor interest will lead to the development of a trading market or how liquid that market might be. You may not be able to resell your common units at or above the initial public offering price. Additionally, the lack of liquidity may result in wide bid-ask spreads, contribute to significant fluctuations in the market price of the common units and limit the number of investors who are able to buy the common units.

Restrictions in our credit facility could limit our ability to make distributions to our unitholders.

        We will enter into a new, $85 million credit facility in connection with the closing of this offering. The credit facility contains various covenants limiting our ability to incur indebtedness, grant liens, engage in transactions with affiliates and make distributions to our unitholders. The credit facility also contains covenants requiring us to maintain certain financial ratios, such as debt to EBITDA, EBITDA to interest and current assets to current liabilities. We are prohibited from making any distribution to unitholders if such distribution would cause an event of default or otherwise violate a covenant under the credit facility. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Description of Credit Facility" for a discussion of our credit facility.

Tax Risks to Our Unitholders

        You are urged to read "Material Tax Consequences" for a more complete discussion of the expected material federal income tax consequences of owning and disposing of common units.

The IRS could treat us as a corporation for tax purposes, which would substantially reduce the cash available for distribution to our unitholders.

        The anticipated after-tax economic benefit of an investment in us depends largely on our being treated as a partnership for federal income tax purposes.

        If we were treated as a corporation for federal income tax purposes, we would pay tax on our income at corporate rates of up to 35% (under current law) and we would probably pay state income taxes as well. In addition, distributions to you would generally be taxed again to you as corporate distributions and no income, gains, losses, or deductions would flow through to you. Because a tax would be imposed upon us as a corporation, the cash available for distribution to you would be substantially reduced. Therefore, treatment of us as a corporation would result in a material reduction in the anticipated cash flow and after-tax return to you and thus would likely result in a material reduction in the value of the common units.

        A change in current law or a change in our business could cause us to be treated as a corporation for federal income tax purposes or otherwise subject us to entity-level taxation. Our partnership agreement provides that, if a law is enacted or existing law is modified or interpreted in a manner that subjects us to taxation as a corporation or otherwise subjects us to entity-level taxation for federal, state, or local income tax purposes, the minimum quarterly distribution amount and the target distribution amounts will be decreased to reflect the impact of that law on us.

A successful IRS contest of the federal income tax positions we take may adversely impact the market for our common units and the costs of any contest will be borne by us and therefore indirectly by our unitholders and our general partner.

        We have not requested any ruling from the IRS with respect to our treatment as a partnership for federal income tax purposes or any other matter affecting us. The IRS may adopt positions that differ from our counsel's conclusions expressed in this prospectus or from the positions we take. It may be necessary to resort to administrative or court proceedings to sustain some or all of our counsel's conclusions or the positions we take. A court may not agree with all of our counsel's conclusions or the positions we take. Any contest with the IRS may materially and adversely impact the market for our common units and the prices at which common units trade. In addition, our costs of any contest with the IRS will be borne by us and therefore indirectly by our unitholders and our general partner.

You may be required to pay taxes on income from us even if you do not receive any cash distributions from us.

        You will be required to pay federal income taxes and, in some cases, state, local, and foreign income taxes on your share of our taxable income even if you do not receive cash distributions from us. You may not receive cash distributions equal to your share of our taxable income or even the tax liability that results from that income.

Tax gain or loss on the disposition of our common units could be different than expected.

        If you sell your common units, you will recognize gain or loss equal to the difference between the amount realized and your tax basis in those common units. Prior distributions in excess of the total net taxable income you were allocated for a common unit, which decreased your tax basis in that common unit, will, in effect, become taxable income to you if the common unit is sold at a price greater than your tax basis in that common unit, even if the price you receive is less than your original cost. A substantial portion of the amount realized, whether or not representing gain, will likely be ordinary income to you. Should the IRS successfully contest some positions we take, you could recognize more gain on the sale of units than would be the case under those positions, without the benefit of decreased income in prior years. In addition, if you sell your units, you may incur a tax liability in excess of the amount of cash you receive from the sale.

Tax-exempt entities, regulated investment companies, and foreign persons face unique tax issues from owning common units that may result in adverse tax consequences to them.

        Investment in common units by tax-exempt entities, such as individual retirement accounts (known as IRAs) regulated investment companies (known as mutual funds) and non-U.S. persons raises issues unique to them. For example, virtually all of our income allocated to organizations exempt from federal income tax, including individual retirement accounts and other retirement plans, will be unrelated business income and will be taxable to them. Very little of our income will be qualifying income to a regulated investment company or mutual fund. Distributions to non-U.S. persons will be reduced by withholding taxes, at the highest effective tax rate applicable to individuals, and non-U.S. persons will be required to file federal income tax returns and generally pay tax on their share of our taxable income.

We will register as a tax shelter. This may increase the risk of an IRS audit of us or a unitholder.

        We intend to register with the IRS as a "tax shelter." We will advise you of our tax shelter registration number once that number has been assigned. The tax laws require that some types of entities, including some partnerships, register as "tax shelters" in response to the perception that they claim tax benefits that may be unwarranted. As a result, we may be audited by the IRS and tax adjustments could be made. Any unitholder owning less than a 1% profits interest in us has very limited rights to participate in the income tax audit process. Further, any adjustments in our tax returns will lead to adjustments in our unitholders' tax returns and may lead to audits of unitholders' tax returns and adjustments of items unrelated to us. You will bear the cost of any expense incurred in connection with an examination of your personal tax return.

We will determine the tax benefits that are available to an owner of units without regard to the units purchased. The IRS may challenge this treatment, which could adversely affect the value of the common units.

        Because we cannot match transferors and transferees of common units and because of other reasons, we will take depreciation and amortization positions that may not conform to all aspects of the Treasury regulations. A successful IRS challenge to those positions could adversely affect the amount of tax benefits available to you. It also could affect the timing of these tax benefits or the amount of gain from the sale of common units and could have a negative impact on the value of our common units or result in audit adjustments to your tax returns.

As a result of investing in our common units, you will likely be subject to state and local taxes and return filing requirements in jurisdictions where you do not live.

        In addition to federal income taxes, unitholders will likely be subject to other taxes, such as state and local income taxes, unincorporated business taxes and estate, inheritance or intangible taxes that are imposed by the various jurisdictions in which we do business or own property. You will likely be required to file state, local and foreign income tax returns and pay state, local and foreign income taxes in some or all of the various jurisdictions in which we do business or own property and may be subject to penalties for failure to comply with those requirements. We will initially own property and conduct business in Texas, Oklahoma, Louisiana and New Mexico. Oklahoma, Louisiana and New Mexico impose an income tax, generally. Texas does not impose a state income tax on individuals, but does impose a franchise tax on limited liability companies and corporations in certain circumstances. We may do business or own property in other states or foreign countries in the future. It is your responsibility to file all federal, state, local, and foreign tax returns. Our counsel has not rendered an opinion on the state, local, or foreign tax consequences of owning our common units.

USE OF PROCEEDS

        We expect to receive net proceeds of approximately $34.7 million (or $40.3 million if the underwriters exercise their over-allotment option) from the sale of the 2,000,000 common units offered by this prospectus, after deducting underwriting discounts and estimated offering expenses. We intend to use all of the net proceeds of this offering to repay outstanding borrowings under our new bank credit facility, which replaced our predecessor's credit facility.

        As of September 30, 2002, total borrowings under our predecessor's bank credit facility were approximately $42.5 million and had a weighted average interest rate of 3.9%. Our predecessor incurred all of the debt under its bank credit facility for acquisitions and for working capital purposes. Our new credit facility will be effective at the closing of this offering. Our new credit facility will contain a $60.0 million acquisition facility, approximately $10.3 million of which will be outstanding at the closing of this offering, and a $25.0 million working capital facility. Approximately $15.0 million of letters of credit will be outstanding at the closing of this offering, which amounts reduce our availability under our working capital facility but are not treated as debt on our balance sheet. The acquisition and working capital facilities will bear interest at a rate of LIBOR plus 1.625% to 2.875% or the bank's reference rate plus 0.125% to 1.375%, depending on our leverage ratio. If our new credit facility had been in place at September 30, 2002, our weighted average interest rate would have been 3.9%. The acquisition facility will convert into a term loan on April 30, 2004, the term loan will mature on April 30, 2007 and the working capital facility will mature on April 30, 2004. Please see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Description of Credit Facility" for a description of our new credit facility.

        We will use any net proceeds from the exercise of the over-allotment option to repay borrowings under our credit facility.

CAPITALIZATION

        The following table shows:

  •
  our historical capitalization as of September 30, 2002; and

  •
  our pro forma capitalization as of September 30, 2002, adjusted to reflect the formation transactions, the offering of the common units and the application of the net proceeds we receive in the offering as described under "Use of Proceeds."

        We derived this table from, and it should be read in conjunction with and is qualified in its entirety by reference to, the historical and pro forma financial statements and the accompanying notes included elsewhere in this prospectus. You should also read this table in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations."

	As of September 30, 2002
	Actual	Pro Forma
	(in thousands)
Total debt	$43,300	$11,100
Partners' equity:
Partners' equity	56,503	—
Common unitholders	—	37,953
Subordinated unitholders	—	45,588
General partner interest	—	1,395
Other comprehensive income	(683)	(683)

Total partners' equity	55,820	84,253

Total capitalization	$99,120	$95,353

DILUTION

        Dilution is the amount by which the offering price paid by the purchasers of common units sold in this offering will exceed the net tangible book value per unit after the offering. On a pro forma basis as of September 30, 2002 after giving effect to the offering of common units and the related transactions and assuming that the underwriters' over-allotment option is not exercised, our net tangible book value was $73.5 million, or $10.29 per common unit. Purchasers of common units in this offering will experience substantial and immediate dilution in net tangible book value per common unit for financial accounting purposes, as illustrated in the following table:

Assumed initial public offering price per common unit		$20.00
Pro forma net tangible book value per common unit before the offering (1)	$7.55
Increase in net tangible book value per common unit attributable to purchasers in the offering	2.74

Less: Pro forma net tangible book value per common unit after the offering (2)		10.29

Immediate dilution in net tangible book value per common unit to new investors		$9.71

(1)
Determined by dividing the number of units (333,000 common units, 4,667,000 subordinated units and the 2% general partner interest, which has a dilutive effect equivalent to 142,857 units, calculated by taking 2% of the number that results from dividing 7,000,000, the total number of units outstanding, by 98%, the percentage of all partnership interests represented by such units) to be issued to affiliates of the general partner for their contribution of assets and liabilities to Crosstex Energy, L.P. into the net tangible book value of the contributed assets and liabilities.

(2)
Determined by dividing the total number of units (2,333,000 common units, 4,667,000 subordinated units and the 2% general partner interest, which has a dilutive effect equivalent to 142,857 units) to be outstanding after the offering into the pro forma net tangible book value of Crosstex Energy, L.P., after giving effect to the application of the net proceeds of the offering.

        The following table sets forth the number of units that we will issue and the total consideration contributed to us by the general partner, its affiliates and by the purchasers of common units in this offering upon consummation of the transactions contemplated by this prospectus.

	Units Acquired		Total Consideration
	Number	Percent	Amount	Percent
			(in thousands)
General partner and affiliates (1)(2)	5,142,857	72.0%	$50,236	55.7%
New investors	2,000,000	28.0%	40,000	44.3%

Total	7,142,857	100.0%	$90,236	100.0%

(1)
Upon the consummation of the transactions contemplated by this prospectus, Crosstex Energy Holdings Inc. and its affiliates will own an aggregate of 333,000 common units and 4,667,000 subordinated units and our general partner will own a 2% general partner interest in Crosstex Energy, L.P. having a dilutive effect equivalent to 142,857 units.

(2)
The assets contributed by the general partner and its affiliates were recorded at historical cost in accordance with generally accepted accounting principles.

CASH DISTRIBUTION POLICY

Distributions of Available Cash

        General.    Within approximately 45 days after the end of each quarter, beginning with the quarter ending March 31, 2003, we will distribute all of our available cash to unitholders of record on the applicable record date. We will adjust the minimum quarterly distribution for the period from the closing of the offering through March 31, 2003 based on the actual length of the period.

        Definition of Available Cash.    Available Cash means, for any quarter ending prior to liquidation:

  •
  the sum of

  •
  all cash and cash equivalents of Crosstex Energy, L.P. and its subsidiaries on hand at the end of that quarter; and

  •
  all additional cash and cash equivalents of Crosstex Energy, L.P. and its subsidiaries on hand on the date of determination of available cash for that quarter resulting from working capital borrowings made after the end of that quarter;

  •
  less the amount of cash reserves that is necessary or appropriate in the reasonable discretion of the general partner to

  •
  provide for the proper conduct of the business of Crosstex Energy, L.P. and its subsidiaries (including reserves for future capital expenditures and for future credit needs of Crosstex Energy, L.P. and its subsidiaries) after that quarter;

  •
  comply with applicable law or any debt instrument or other agreement or obligation to which Crosstex Energy, L.P. or any of its subsidiaries is a party or its assets are subject; and

  •
  provide funds for minimum quarterly distributions and cumulative common unit arrearages for any one or more of the next four quarters;

provided, however, that the general partner may not establish cash reserves for distributions to the subordinated units unless the general partner has determined that, in its judgment, the establishment of reserves will not prevent Crosstex Energy, L.P. from distributing the minimum quarterly distribution on all common units and any cumulative common unit arrearages thereon for the next four quarters; and

provided, further, that disbursements made by Crosstex Energy, L.P. or any of its subsidiaries or cash reserves established, increased or reduced after the end of that quarter but on or before the date of determination of available cash for that quarter shall be deemed to have been made, established, increased or reduced, for purposes of determining available cash, within that quarter if the general partner so determines.

        Minimum Quarterly Distribution.    Common units are entitled to receive distributions from operating surplus of $.50 per quarter, or $2.00 on an annualized basis, before any distributions are paid on our subordinated units. There is no guarantee that we will pay the minimum quarterly distribution on the common units in any quarter, and we will be prohibited from making any distributions to unitholders if it would cause an event of default under our credit facility.

        Contractual Restrictions on our Ability to Distribute Available Cash.    Our ability to distribute available cash is contractually restricted by the terms of the credit facility we will enter into in connection with the closing of this offering. We expect that the credit facility will contain covenants requiring us to maintain certain financial ratios, such as debt to EBITDA, EBITDA to interest and current assets to current liabilities. We will be prohibited from making any distribution to unitholders if such distribution would cause an event of default or otherwise violate a covenant under the credit facility.

Operating Surplus and Capital Surplus

        General.    All cash distributed to unitholders will be characterized either as "operating surplus" or "capital surplus." We distribute available cash from operating surplus differently than available cash from capital surplus.

        Definition of Operating Surplus.    We define operating surplus in the glossary, and for any period it generally means:

  •
  our cash balance on the closing date of this offering; plus

  •
  $8.9 million (as described below); plus

  •
  all of our cash receipts after the closing of this offering, excluding cash from borrowings that are not working capital borrowings, sales of equity and debt securities and sales or other dispositions of assets outside the ordinary course of business; plus

  •
  working capital borrowings made after the end of a quarter but before the date of determination of operating surplus for the quarter; less

  •
  all of our operating expenditures after the closing of this offering, including the repayment of working capital borrowings, but not the repayment of other borrowings, and including maintenance capital expenditures, and less

  •
  the amount of cash reserves that the general partner deems necessary or advisable to provide funds for future operating expenditures.

        As reflected above, our definition of operating surplus includes $8.9 million in addition to our cash balance on the closing date of this offering, cash receipts from our operations and cash from working capital borrowings. This amount does not reflect actual cash on hand at closing that is available for distribution to our unitholders. Rather, it is a provision that will enable us, if we choose, to distribute as operating surplus up to $8.9 million of cash we receive in the future from non-operating sources, such as asset sales, issuances of securities and long-term borrowings, that would otherwise be distributed as capital surplus.

        Definition of Capital Surplus.    We also define capital surplus in the glossary, and it will generally be generated only by:

  •
  borrowings other than working capital borrowings;

  •
  sales of debt and equity securities; and

  •
  sales or other disposition of assets for cash, other than inventory, accounts receivable and other current assets sold in the ordinary course of business or as part of normal retirements or replacements of assets.

        Characterization of Cash Distributions.    We will treat all available cash distributed as coming from operating surplus until the sum of all available cash distributed since we began operations equals the operating surplus as of the most recent date of determination of available cash. We will treat any amount distributed in excess of operating surplus, regardless of its source, as capital surplus. While we do not currently anticipate that we will make any distributions from capital surplus in the near term, we may determine that the sale or disposition of an asset or business owned or acquired by us may be beneficial to our unitholders. If we distribute to you the equity we own in a subsidiary or the proceeds from the sale of one of our businesses, such a distribution would be characterized as a distribution from capital surplus.

Subordination Period

        General.    During the subordination period, which we define below and in the glossary, the common units will have the right to receive distributions of available cash from operating surplus in an amount equal to the minimum quarterly distribution of $0.50 per quarter, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units. The purpose of the subordinated units is to increase the likelihood that during the subordination period there will be available cash to be distributed on the common units.

        Definition of Subordination Period.    We define the subordination period in the glossary. The subordination period will extend until the first day of any quarter beginning after December 31, 2007 that each of the following tests are met:

  •
  distributions of available cash from operating surplus on each of the outstanding common units and subordinated units equaled or exceeded the minimum quarterly distribution for each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date;

  •
  the "adjusted operating surplus" (as described below) generated during each of the three consecutive, non-overlapping four quarter periods immediately preceding that date equaled or exceeded the sum of the minimum quarterly distributions on all of the outstanding common units and subordinated units during those periods on a fully diluted basis and the related distribution on the 2% general partner interest during those periods; and

  •
  there are no arrearages in payment of the minimum quarterly distribution on the common units.

        Early Conversion of Subordinated Units.    Before the end of the subordination period, a portion of the subordinated units may convert into common units on a one-for-one basis immediately after the distribution of available cash to partners in respect of any quarter ending on or after:

  •
  December 31, 2005 with respect to 25% of the subordinated units; and

  •
  December 31, 2006 with respect to 25% of the subordinated units.

The early conversions will occur if at the end of the applicable quarter each of the following three tests are met:

  •
  distributions of available cash from operating surplus on each of the outstanding common units and the subordinated units equaled or exceeded the minimum quarterly distribution for each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date;

  •
  the adjusted operating surplus generated during each of the three consecutive non-overlapping four-quarter periods immediately preceding that date equaled or exceeded the sum of the minimum quarterly distributions on all of the outstanding common units and subordinated units during those periods on a fully diluted basis and the related distribution on the 2% general partner interest during those periods; and

  •
  there are no arrearages in payment of the minimum quarterly distribution on the common units.

However, the early conversion of the second 25% of the subordinated units may not occur until at least one year following the early conversion of the first 25% of the subordinated units.

        Definition of Adjusted Operating Surplus.    We define "adjusted operating surplus" in the glossary, and for any period it generally means:

  •
  operating surplus generated with respect to that period; less

  •
  any net increase in working capital borrowings with respect to that period; less

  •
  any net reduction in cash reserves for operating expenditures with respect to that period not relating to an operating expenditure made with respect to that period; plus

  •
  any net decrease in working capital borrowings with respect to that period; and plus

  •
  any net increase in cash reserves for operating expenditures with respect to that period required by any debt instrument for the repayment of principal, interest or premium.

        Adjusted Operating Surplus is intended to reflect the cash generated from operations during a particular period and therefore excludes net increases in working capital borrowings and net drawdowns of reserves of cash generated in prior periods.

        Effect of Expiration of the Subordination Period.    Upon expiration of the subordination period, each outstanding subordinated unit will convert into one common unit and will then participate, pro rata, with the other common units in distributions of available cash. In addition, if the unitholders remove our general partner other than for cause and units held by our general partner and its affiliates are not voted in favor of such removal:

  •
  the subordination period will end and each subordinated unit will immediately convert into one common unit on a one-for-one basis;

  •
  any existing arrearages in payment of the minimum quarterly distribution on the common units will be extinguished; and

  •
  our general partner will have the right to convert its general partner interest and its incentive distribution rights into common units or to receive cash in exchange for those interests.

Distributions of Available Cash from Operating Surplus During the Subordination Period

        We will make distributions of available cash from operating surplus for any quarter during the subordination period in the following manner:

  •
  First, 98% to the common unitholders, pro rata, and 2% to our general partner, until we distribute for each outstanding common unit an amount equal to the minimum quarterly distribution for that quarter;

  •
  Second, 98% to the common unitholders, pro rata, and 2% to our general partner, until we distribute for each outstanding common unit an amount equal to any arrearages in payment of the minimum quarterly distribution on the common units for any prior quarters during the subordination period;

  •
  Third, 98% to the subordinated unitholders, pro rata, and 2% to our general partner, until we distribute for each subordinated unit an amount equal to the minimum quarterly distribution for that quarter; and

  •
  Thereafter, in the manner described in "—Incentive Distribution Rights" below.

Distributions of Available Cash from Operating Surplus After the Subordination Period

        We will make distributions of available cash from operating surplus for any quarter after the subordination period in the following manner:

  •
  First, 98% to all unitholders, pro rata, and 2% to our general partner until we distribute for each outstanding unit an amount equal to the minimum quarterly distribution for that quarter; and

  •
  Thereafter, in the manner described in "—Incentive Distribution Rights" below.

Incentive Distribution Rights

        Incentive distribution rights represent the right to receive an increasing percentage of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved. Our general partner currently holds the incentive distribution rights, but may transfer these rights separately from its general partner interest, subject to restrictions in the partnership agreement.

        If for any quarter:

  •
  we have distributed available cash from operating surplus to the common and subordinated unitholders in an amount equal to the minimum quarterly distribution; and

  •
  we have distributed available cash from operating surplus on outstanding common units in an amount necessary to eliminate any cumulative arrearages in payment of the minimum quarterly distribution;

then, we will distribute any additional available cash from operating surplus for that quarter among the unitholders and our general partner in the following manner:

  •
  First, 85% to all unitholders, pro rata, 13% to the holders of the incentive distribution rights, pro rata, and 2% to our general partner until each unitholder receives a total of $0.625 per unit for that quarter (the "first target distribution");

  •
  Second, 75% to all unitholders, pro rata, 23% to the holders of the incentive distribution rights, pro rata, and 2% to our general partner, until each unitholder receives a total of $0.75 per unit for that quarter (the "second target distribution"); and

  •
  Thereafter, 50% to all unitholders, pro rata, 48% to the holders of the incentive distribution rights, pro rata, and 2% to our general partner.

        In each case, the amount of the target distribution set forth above is exclusive of any distributions to common unitholders to eliminate any cumulative arrearages in payment of the minimum quarterly distribution.

Target Amount of Quarterly Distribution

        The following table illustrates the percentage allocations of the additional available cash from operating surplus among the unitholders, our general partner and the holders of the incentive distribution rights up to the various target distribution levels. The amounts set forth under "Marginal Percentage Interest in Distributions" are the percentage interests of our unitholders, our general partner and the holders of the incentive distribution rights in any available cash from operating surplus we distribute up to and including the corresponding amount in the column "Total Quarterly Distribution Target Amount," until available cash from operating surplus we distribute reaches the next target distribution level, if any. The percentage interests shown for the unitholders and our general partner for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution.

		Marginal Percentage Interest in Distributions
	Total Quarterly Distribution Target Amount	Unitholders	General Partner	Holders of Incentive Distribution Rights
Minimum Quarterly Distribution	$0.50	98%	2%	—
First Target Distribution	above $0.50 up to $0.625	85%	2%	13%
Second Target Distribution	above $0.625 up to $0.75	75%	2%	23%
Thereafter	above $0.75	50%	2%	48%

Distributions from Capital Surplus

        How Distributions from Capital Surplus will be Made.    We will make distributions of available cash from capital surplus in the following manner:

  •
  First, 98% to all unitholders, pro rata, and 2% to our general partner, until we distribute for each common unit that was issued in this offering, an amount of available cash from capital surplus equal to the initial public offering price;

  •
  Second, 98% to the common unitholders, pro rata, and 2% to our general partner, until we distribute for each common unit, an amount of available cash from capital surplus equal to any unpaid arrearages in payment of the minimum quarterly distribution on the common units; and

  •
  Thereafter, we will make all distributions of available cash from capital surplus as if they were from operating surplus.

        Effect of a Distribution from Capital Surplus.    The partnership agreement treats a distribution of capital surplus as the repayment of the initial unit price from this initial public offering, which is a return of capital. The initial public offering price less any distributions of capital surplus per unit is referred to as the "unrecovered initial unit price." Each time a distribution of capital surplus is made, the minimum quarterly distribution and the target distribution levels will be reduced in the same proportion as the corresponding reduction in the unrecovered initial unit price. Because distributions of capital surplus will reduce the minimum quarterly distribution, after any of these distributions are made, it may be easier for our general partner to receive incentive distributions and for the subordinated units to convert into common units. However, any distribution of capital surplus before the unrecovered initial unit price is reduced to zero cannot be applied to the payment of the minimum quarterly distribution or any arrearages.

        Once we distribute capital surplus on a unit issued in this offering in an amount equal to the initial unit price, we will reduce the minimum quarterly distribution and the target distribution levels to zero. We will then make all future distributions from operating surplus, with 50% being paid to the holders of units, 48% to the holders of incentive distribution rights and 2% to our general partner.

Adjustment to the Minimum Quarterly Distribution and Target Distribution Levels

        In addition to adjusting the minimum quarterly distribution and target distribution levels to reflect a distribution of capital surplus, if we combine our units into fewer units or subdivide our units into a greater number of units we will proportionately adjust:

  •
  the minimum quarterly distribution;

  •
  target distribution levels;

  •
  unrecovered initial unit price;

  •
  the number of common units issuable during the subordination period without a unitholder vote; and

  •
  the number of common units into which a subordinated unit is convertible.

        For example, if a two-for-one split of the common units should occur, the minimum quarterly distribution, the target distribution levels and the unrecovered initial unit price would each be reduced to 50% of its initial level. We will not make any adjustment by reason of the issuance of additional units for cash or property.

        In addition, if legislation is enacted or if existing law is modified or interpreted in a manner that causes us to become taxable as a corporation or otherwise subject to taxation as an entity for federal, state or local income tax purposes, we will reduce the minimum quarterly distribution and the target distribution levels by multiplying the same by one minus the sum of the highest marginal federal corporate income tax rate that could apply and any increase in the effective overall state and local income tax rates. For example, if we became subject to a maximum marginal federal, and effective state and local income tax rate of 38%, then the minimum quarterly distribution and the target distributions levels would each be reduced to 62% of their previous levels.

Distributions of Cash upon Liquidation

        General.    If we dissolve in accordance with the partnership agreement, we will sell or otherwise dispose of our assets in a process called a liquidation. We will first apply the proceeds of liquidation to the payment of our creditors. We will distribute any remaining proceeds to the unitholders and our general partner, in accordance with their capital account balances, as adjusted to reflect any gain or loss upon the sale or other disposition of our assets in liquidation.

        The allocations of gain and loss upon liquidation are intended, to the extent possible, to entitle the holders of outstanding common units to a preference over the holders of outstanding subordinated units upon our liquidation, to the extent required to permit common unitholders to receive their unrecovered initial unit price plus the minimum quarterly distribution for the quarter during which liquidation occurs plus any unpaid arrearages in payment of the minimum quarterly distribution on the common units. However, there may not be sufficient gain upon our liquidation to enable the holders of common units to fully recover all of these amounts, even though there may be cash available for distribution to the holders of subordinated units. Any further net gain recognized upon liquidation will be allocated in a manner that takes into account the incentive distribution rights of our general partner.

        Manner of Adjustments for Gain.    The manner of the adjustment for gain is set forth in the partnership agreement. If our liquidation occurs before the end of the subordination period, we will allocate any gain to the partners in the following manner:

  •
  First, to our general partner and the holders of units who have negative balances in their capital accounts to the extent of and in proportion to those negative balances;

  •
  Second, 98% to the common unitholders, pro rata, and 2% to our general partner, until the capital account for each common unit is equal to the sum of:

  (1)
  the unrecovered initial unit price;

  (2)
  the amount of the minimum quarterly distribution for the quarter during which our liquidation occurs; and

    (3)
    any unpaid arrearages in payment of the minimum quarterly distribution on that common unit;

  •
  Third, 98% to the subordinated unitholders, pro rata, and 2% to our general partner, until the capital account for each subordinated unit is equal to the sum of:

  (1)
  the unrecovered initial unit price; and

  (2)
  the amount of the minimum quarterly distribution for the quarter during which our liquidation occurs;

  •
  Fourth, 85% to all unitholders, pro rata, 13% to the holders of incentive distribution rights, pro rata, and 2% to our general partner until we allocate under this paragraph an amount per unit equal to:

  (1)
  the sum of the excess of the first target distribution per unit over the minimum quarterly distribution per unit for each quarter of our existence; less

  (2)
  the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the minimum quarterly distribution per unit that we distributed 85% to the unitholders, pro rata, and 15% to our general partner for each quarter of our existence;

  •
  Fifth, 75% to all unitholders, pro rata, 23% to the holders of incentive distribution rights, pro rata, and 2% to our general partner, until we allocate under this paragraph an amount per unit equal to:

  (1)
  the sum of the excess of the second target distribution per unit over the first target distribution per unit for each quarter of our existence; less

  (2)
  the cumulative amount per unit of any distributions of available cash from operating surplus in excess of the first target distribution per unit that we distributed 75% to the unitholders, pro rata, and 25% to our general partner for each quarter of our existence;

  •
  Thereafter, 50% to all unitholders, pro rata, 48% to the holders of the incentive distribution rights, pro rata, and 2% to our the general partner.

        If the liquidation occurs after the end of the subordination period, the distinction between common units and subordinated units will disappear, so that clause (3) of the second bullet point above and all of the third bullet point above will no longer be applicable.

        Manner of Adjustments for Losses.    Upon our liquidation, we will generally allocate any loss to our general partner and the unitholders in the following manner:

  •
  First, 98% to holders of subordinated units in proportion to the positive balances in their capital accounts and 2% to our general partner until the capital accounts of the subordinated unitholders have been reduced to zero;

  •
  Second, 98% to the holders of common units in proportion to the positive balances in their capital accounts and 2% to our general partner until the capital accounts of the common unitholders have been reduced to zero; and

  •
  Thereafter, 100% to our general partner.

        If the liquidation occurs after the end of the subordination period, the distinction between common units and subordinated units will disappear, so that all of the first bullet point above will no longer be applicable.

        Adjustments to Capital Accounts.    We will make adjustments to capital accounts upon the issuance of additional units. In doing so, we will allocate any unrealized and, for tax purposes, unrecognized gain or loss resulting from the adjustments to the unitholders and our general partner in the same manner as we allocate gain or loss upon liquidation. In the event that we make positive adjustments to the capital accounts upon the issuance of additional units, we will allocate any later negative adjustments to the capital accounts resulting from the issuance of additional units or upon our liquidation in a manner which results, to the extent possible, in our general partner's capital account balances equaling the amount which they would have been if no earlier positive adjustments to the capital accounts had been made.

CASH AVAILABLE FOR DISTRIBUTION

        We intend to pay each quarter, to the extent we have sufficient available cash from operating surplus, the minimum quarterly distribution of $0.50 per unit, or $2.00 per year, on all the common units and subordinated units. Available cash for any quarter will consist generally of all cash on hand at the end of that quarter, plus working capital borrowings after the end of the quarter, as adjusted for reserves. Operating surplus generally consists of cash on hand at closing, cash generated from operations after deducting related expenditures and other items, plus working capital borrowings after the end of the quarter, plus $8.9 million. The definitions of available cash and operating surplus are in the glossary.

        The amounts of available cash from operating surplus needed to pay the minimum quarterly distribution for one quarter and for four quarters on the common units and the subordinated units and to pay the related distribution on the general partner interest to be outstanding immediately after this offering are approximately:

	One Quarter	Four Quarters
	(in thousands)
Common Units	$1,167	$4,666
Subordinated Units	2,334	9,334
2% General Partner Interest	71	286

Total	$3,572	$14,286

Pro forma available cash from operating surplus from prior periods would not have been sufficient to pay the minimum quarterly distribution on all units.

        If we had completed the transactions contemplated in this prospectus on January 1, 2001, pro forma available cash from operating surplus generated during 2001 would have been approximately $5.3 million. This amount would have been sufficient to allow us to pay the full minimum quarterly distribution on the common units and approximately 5.5% of the minimum quarterly distribution on the subordinated units for that period. If we had completed the transactions contemplated in this prospectus on January 1, 2002, pro forma available cash from operating surplus generated during the nine months ended September 30, 2002 would have been approximately $9.2 million. This amount would have been sufficient to allow us to pay the full minimum quarterly distribution on the common units and approximately 78.7% of the minimum quarterly distribution on the subordinated units for that period.

        We derived the amounts of pro forma available cash from operating surplus shown above from our pro forma financial statements in the manner described in Appendix D. The pro forma adjustments are based upon currently available information and specific estimates and assumptions. The pro forma financial statements do not purport to present our results of operations had the transactions contemplated in this prospectus actually been completed as of the dates indicated. In addition, available cash from operating surplus as defined in the partnership agreement is a cash accounting concept, while our pro forma financial statements have been prepared on an accrual basis. As a result, you should only view the amount of pro forma available cash from operating surplus as a general indication of the amount of available cash from operating surplus that we might have generated had we been formed in earlier periods. A more complete explanation of the pro forma adjustments can be found in the Notes to Our Unaudited Pro Forma Financial Statements.

        Furthermore, pro forma available cash from operating surplus has not been reduced to reflect incremental general and administrative expenses, such as cost of tax return preparation, accounting support services, annual and quarterly reports to unitholders, investor relations and registrar and transfer agent fees, that we expect to incur at an annual rate of approximately $650,000.

We believe we will have sufficient available cash from operating surplus following the offering to pay the minimum quarterly distribution on all units through September 30, 2003.

        We believe that, following completion of the offering, we will have sufficient available cash from operating surplus to allow us to make the full minimum quarterly distribution on all outstanding common and subordinated units for each quarter through September 30, 2003. Our belief is based on our financial forecast in Appendix E.

        You should read the notes and the other information in Appendix E carefully for a discussion of the material assumptions underlying the financial forecast. The financial forecast presents, to the best of our knowledge and belief, the expected results of our operations for the forecast period. The financial forecast is based on certain assumptions and reflects our judgment of expected business and industry conditions. The assumptions disclosed herein are those that we believe are significant to the financial forecast. We believe our actual results of operations will approximate those reflected in the financial forecast; however, because events and circumstances frequently do not occur as expected, we can give you no assurance that the forecast results will be achieved. There will likely be differences between the forecast and the actual results and those differences may be material. If the forecast is not achieved, we may not be able to pay the full minimum quarterly distribution or any amount on the common units. The financial forecast has been prepared by management and we have not received an opinion or report on it from any independent accountants.

        When considering the financial forecast, you should keep in mind the risk factors and other cautionary statements under the heading "Risk Factors—Risks Inherent in Our Business" and elsewhere in this prospectus. Any of these factors or the other risks discussed in this prospectus could cause our financial condition and results of operations to vary significantly from those set forth in Appendix E.

SELECTED HISTORICAL AND PRO FORMA FINANCIAL AND OPERATING DATA

        The following table sets forth selected historical financial and operating data of our predecessor, Crosstex Energy Services, Ltd., as of and for the dates and periods indicated and the summary pro forma financial and operating data of Crosstex Energy, L.P. as of and for the year ended December 31, 2001 and the nine months ended September 30, 2002. The selected historical financial data for the years ended December 31, 1997, 1998, 1999 and 2001 and for the four months ended April 30, 2000 and the eight months ended December 31, 2000 are derived from the audited financial statements of Crosstex Energy Services, Ltd. and its predecessor. The selected historical financial data for the nine months ended September 30, 2001 and 2002 are derived from the unaudited financial statements of Crosstex Energy Services, Ltd. and, in our opinion, have been prepared on the same basis as the audited financial statements and include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of this information. As described in our historical financial statements, the investment in our predecessor by Yorktown Energy Partners IV, L.P. in May 2000 resulted in the dissolution of the predecessor partnership and the creation of a new partnership with the same organization, purpose, assets, and liabilities. Accordingly, the audited financial statements of our predecessor for 2000 are divided into the four months ended April 30, 2000 and the eight months ended December 31, 2000 because a new basis of accounting was established effective May 1, 2000 to give effect to the Yorktown transaction. In addition, the selected historical financial and operating data of Crosstex Energy Services, Ltd. include the results of operations of the Arkoma system beginning in September 2000, the Gulf Coast system beginning in September 2000 and the CCNG system, which includes the Corpus Christi system, the Gregory gathering system and the Gregory processing plant, beginning in May 2001.

        The selected pro forma financial and operating data of Crosstex Energy, L.P. reflect the consolidated historical operating results of Crosstex Energy Services, Ltd., as adjusted for the offering and the related transactions. The summary pro forma financial data are derived from the unaudited pro forma financial statements. The pro forma balance sheet assumes that the offering and related transactions occurred on September 30, 2002. The pro forma statements of operations assume that the offering and related transactions occurred on January 1, 2001. For a description of all of the assumptions used in preparing the summary pro forma financial data, you should read the notes to the pro forma financial statements for Crosstex Energy, L.P. The pro forma financial and operating data should not be considered as indicative of the historical results we would have had or the future results that we will have after the offering.

        We define EBITDA as operating income (loss) before income taxes plus depreciation and amortization expense and interest expense. As described in the following paragraph, we use EBITDA as a supplemental measurement to evaluate our business. We also understand that such data is used by investors to determine our historical ability to service our indebtedness and make cash distributions to unitholders. However, the term EBITDA is not defined under generally accepted accounting principles and EBITDA is not a measurement of operating income, operating performance or liquidity presented in accordance with generally accepted accounting principles. You should not consider this data in isolation or as a substitute to net income as an indicator of our operating performance, cash flows from operating activities or other cash flow data calculated in accordance with generally accepted accounting principles. You should also not consider EBITDA as a measure of liquidity. Our EBITDA may not be comparable to EBITDA or similarly titled measures of other entities as other entities may not calculate EBITDA in the same manner as we do.

        We use EBITDA as a supplemental financial measure to assess:

  •
  our ability to generate cash sufficient for us to pay interest costs and make cash distributions to our unitholders;

  •
  the financial performance of our assets; and

  •
  in some cases, for valuation purposes when determining the appropriateness of the purchase price of assets we are considering acquiring.

        Consequently, we use this supplemental financial measure when assessing liquidity and performance over time, and in comparison to companies that own similar assets and that our management believes calculate EBITDA in a manner similar to us. Although we use EBITDA to assess our ability to generate cash sufficient to pay interest costs and make cash distributions to our unitholders, the amount of cash available for such payments may be subject to our ability to reserve cash for other uses, such as debt repayments, capital expenditures and operating activities.

        Maintenance capital expenditures are capital expenditures made to replace partially or fully depreciated assets in order to maintain the existing operating capacity of our assets and to extend their useful lives. Expansion capital expenditures are capital expenditures made to expand the existing operating capacity of our assets, whether through construction or acquisition. We treat repair and maintenance expenditures that do not extend the useful life of existing assets as operating expenses as we incur them.

        We derived the information in the following table from, and that information should be read together with, and is qualified in its entirety by reference to, the historical and pro forma financial statements and the accompanying notes included in this prospectus. The table should be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations."

	Crosstex Energy Services, Ltd.—Historical(1)
									Crosstex Energy L.P. Pro Forma
	Predecessor				Successor
	Years Ended December 31,			Four Months Ended April 30,	Eight Months Ended December 31,	Year Ended December 31,	Nine Months Ended September 30,		Year Ended December 31,	Nine Months Ended September 30,
	1997	1998	1999	2000	2000	2001	2001	2002	2001	2002
	(in thousands, except per unit amounts and operating data)
Statement of Operations Data:
Revenues:
Midstream	$1,651	$7,181	$7,896	$3,591	$88,008	$362,673	$270,496	$311,453	$362,340	$311,279
Treating	—	1,647	9,770	5,947	17,392	24,353	19,084	10,631	24,353	10,631

Total revenues	1,651	8,828	17,666	9,538	105,400	387,026	289,580	322,084	386,693	321,910

Operating costs and expenses:
Midstream purchased gas	1,194	5,561	5,154	2,746	83,672	344,755	258,670	294,025	344,493	293,916
Treating purchased gas	—	1,025	8,110	4,731	14,876	18,078	14,854	3,996	18,078	3,996
Operating expenses	28	871	986	544	1,796	7,430	4,995	7,732	7,313	7,643
General and administrative	962	2,006	2,078	810	2,010	5,914	4,367	6,247	5,914	4,500
Stock based compensation	—	—	—	8,802	—	—	—	33	—	33
Impairments	—	—	538	—	—	2,873	—	3,150	—	3,150
(Profit) loss on energy trading contracts	(1,337)	(1,402)	(1,764)	(638)	(1,253)	3,714	(1,527)	(2,916)	3,714	(2,916)
Depreciation and amortization	177	843	1,286	522	2,261	6,101	4,181	6,034	5,802	5,884

Total operating costs and expenses	1,024	8,904	16,388	17,517	103,362	388,865	285,540	318,301	385,314	316,206

Operating income (loss)	627	(76)	1,278	(7,979)	2,038	(1,839)	4,040	3,783	1,379	5,704

Other income (expense):
Interest expense, net	(157)	(502)	(638)	(79)	(530)	(2,253)	(1,538)	(2,399)	(147)	(1,204)
Other income (expense)	(282)	88	(138)	381	115	174	145	73	174	73

Total other income (expense)	(439)	(414)	(776)	302	(415)	(2,079)	(1,393)	(2,326)	27	(1,131)

Net income (loss)	$188	$(490)	$502	$(7,677)	$1,623	$(3,918)	$2,647	$1,457	$1,406	$4,573

Pro forma net income per limited partner unit									$0.20	$0.64

Balance Sheet Data (at period end):
Working capital surplus (deficit)	$(1,759)	$(3,394)	$(3,483)	$(4,005)	$5,861	$(2,254)	$(2,446)	$(8,598)		$(8,598)
Property and equipment, net	5,788	10,103	8,072	10,540	37,242	84,951	81,524	92,443		91,143
Total assets	25,163	37,223	36,497	45,051	201,268	168,376	154,216	214,862		211,095
Long-term debt	3,596	6,589	5,389	7,000	22,000	60,000	49,500	43,250		11,050
Partners' equity	3,240	2,655	3,242	3,608	40,354	41,155	47,804	55,820		84,253
Cash Flow Data:
Net cash flow provided by (used in):
Operating activities	$(126)	$3,963	$1,404	$7,380	$7,741	$(8,326)	$10,397	$15,087
Investing activities	(2,208)	(4,821)	(1,342)	(2,849)	(25,643)	(52,535)	(47,255)	(12,689)
Financing activities	(2,502)	1,437	(857)	198	36,557	42,558	32,200	(2,750)
Other Financial Data:
EBITDA(2)	$522	$855	$2,426	$(7,076)	$4,414	$4,436	$8,366	$9,890	$7,355	$11,661
Maintenance capital expenditures					57	1,922	1,228	1,267	1,922	1,267
Expansion capital expenditures					25,743	50,766	46,116	11,509	50,766	11,509

Total capital expenditures					$25,800	$52,688	$47,344	$12,776	$52,688	$12,776

Operating Data:
Pipeline throughput (MMBtu/d)	10,603	16,435	19,712	23,098	104,185	313,103	290,591	393,261	313,103	393,261
Natural gas processed (MMBtu/d)	—	13,394	23,112	30,699	15,661	60,629	47,776	86,753	57,775	84,136
Treating volumes (MMBtu/d)(3)	—	3,982	12,896	26,872	35,910	62,782	57,663	98,039	62,782	98,039

(1)
Crosstex Energy Services, Ltd. is the predecessor to Crosstex Energy, L.P. Results of operations and balance sheet data prior to May 1, 2000 represent historical results of the predecessor to Crosstex Energy Services, Ltd. These results are not necessarily comparable to the results of Crosstex Energy Services, Ltd. subsequent to May 2000 due to the new basis of accounting.

(2)
EBITDA is defined as income (loss) before income taxes plus depreciation and amortization expense and interest expense. Our predecessors were partnerships and had no income tax expense. Depreciation and amortization expense was $0.2 million, $0.8 million, $1.3 million, $0.5 million, $2.3 million, $6.1 million, $4.2 million, $5.9 million, $5.8 million and $6.0 million and interest expense was $0.2 million, $0.5 million, $0.6 million, $0.1 million, $0.5 million, $2.3 million, $1.5 million, $2.4 million, $0.1 million and $1.2 million for the years ended December 31, 1997, 1998 and 1999, four months ended April 30, 2000, eight months ended December 31, 2000, year ended December 31, 2001, nine months ended September 30, 2001 and 2002 and on a pro forma basis for the year ended December 31, 2001 and nine months ended September 30, 2002, respectively. EBITDA for the years ended December 31, 1999 and 2001 and the nine months ended September 30, 2002 has been reduced by non-cash impairment charges of $0.5 million, $2.9 million and $3.2 million, respectively.

(3)
Represent volumes for treating plants operated by us whereby we receive a fee based on the volumes treated.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

        You should read the following discussion of our financial condition and results of operations in conjunction with the historical and pro forma combined financial statements and notes thereto included elsewhere in this prospectus. For more detailed information regarding the basis of presentation for the following information, you should read the notes to the historical and pro forma financial statements included in this prospectus.

Overview

        We are a Delaware limited partnership formed by Crosstex Energy Holdings Inc. on July 12, 2002 to acquire indirectly substantially all of the assets, liabilities and operations of our predecessor, Crosstex Energy Services, Ltd. We have two industry segments, Midstream and Treating, with a geographic focus along the Texas Gulf Coast. Our Midstream division focuses on the gathering, processing, transmission and marketing of natural gas, as well as providing certain producer services, while our Treating division focuses on the removal of carbon dioxide and hydrogen sulfide from natural gas to meet pipeline quality specifications. For the nine months ended September 30, 2002, 72% of our gross margin was generated in the Midstream division, with the balance in the Treating division, and approximately 85% of our gross margin was generated in the Texas Gulf Coast region.

        Since our formation, we have grown significantly as a result of our construction and acquisition of gathering and transmission pipelines, treating plants and a processing plant. From January 1, 2000 through September 30, 2002, we have invested approximately $94.3 million to develop or acquire new assets. The purchased assets were acquired from numerous sellers at different periods throughout the year and were accounted for under the purchase method of accounting for business combinations. Accordingly, the results of operations for such acquisitions are included in our financial statements only from the applicable date of the acquisition. As a consequence, the historical results of operations for the periods presented may not be comparable.

        Our results of operations are determined primarily by the volumes of natural gas gathered, transported, purchased and sold through our pipeline systems, processed at our processing facility or treated at our treating plants. We generate revenues from four primary sources:

  •
  gathering and transporting natural gas on the pipeline systems we own;

  •
  processing natural gas at our processing plant;

  •
  providing producer services; and

  •
  treating natural gas at our treating plants.

        The bulk of our operating profits are derived from the margins we realize for gathering and transporting natural gas through our pipeline systems. Generally, we buy gas from a producer, plant tailgate, or transporter at either a fixed discount to a market index or a percentage of the market index. We then transport and resell the gas. The resale price is based on the same index price at which the gas was purchased, and, if we are to be profitable, at a smaller discount to the index than it was purchased. We attempt to execute all purchases and sales substantially concurrently, or we enter into a future delivery obligation, thereby establishing the basis for the margin we will receive for each natural gas transaction. Our gathering and transportation margins related to a percentage of the index price can be adversely affected by declines in the price of natural gas. Set forth in the table below is the volume of the natural gas purchased and sold at a fixed discount or premium to the index price and at a percentage discount or premium to the index price for our principal gathering and transmission systems and for our producer services business for the nine months ended September 30, 2002.

	Nine Months Ended September 30, 2002
	Gas Purchased		Gas Sold
Asset or Business	Fixed Amount to Index	Percentage of Index	Fixed Amount to Index	Percentage of Index
	(in billions of MMBtus)
Gulf Coast system	26.7	2.3	29.0	—
Corpus Christi system	42.7	0.2	42.9	—
Gregory gathering system (1)	20.9	2.7	23.6	—
Arkoma gathering system	—	3.0	3.0	—
Producer services (2)	60.3	2.1	62.4	—

(1)
Gas sold is less than gas purchased due to production of natural gas liquids.

(2)
These volumes are not reflected in revenues or purchased gas cost, but are presented net as a component of profit (loss) on energy trading contracts in accordance with EITF 02-03.

        In addition to the margins generated by the Gregory gathering system, we generate revenues at our Gregory processing plant under three types of arrangements:

  •
  For the nine months ended September 30, 2002, we purchased approximately 44% of the natural gas volumes on our Gregory system under contracts in which we were exposed to the risk of loss or gain in processing the natural gas. Under these contracts, we fractionate the NGLs into separate NGL products, which we then sell at prices based upon the market price for NGL products. All of the processed natural gas is delivered to a single customer at a price based on a fixed price relative to a monthly index. Since we extract Btu's from the gas stream in the form of the liquids or consume it as fuel during processing, we reduce the Btu content of the natural gas but seek to more than offset this by creating value from the separated NGL products. Accordingly, our margins under these arrangements can be negatively affected in periods where the value of natural gas is high relative to the value of NGLs.

  •
  For the nine months ended September 30, 2002, we purchased approximately 52% of the natural gas volumes on our Gregory system at a spot or market price less a discount that includes a fixed margin for gathering, processing and marketing the natural gas and NGLs at our Gregory processing plant with no risk of loss or gain in processing the natural gas. Under these contracts, the producer retains ownership of the fractionated NGLs, and accordingly bears the risk and retains the benefits associated with processing the natural gas.

  •
  Most of the remaining natural gas volumes on our Gregory system are purchased pursuant to contracts that provide that the producer has the option for a minimum of a four-month period to either require us to purchase their production or to pay us a conditioning fee to process their natural gas. When the conditioning fee is charged, all liquid revenue after the reduction for fuel and shrinkage is returned to the producers. In periods where the value of natural gas is high relative to the value of the recovered liquids, it is to the producers' advantage to have us purchase their production. In periods of lower natural gas prices relative to the value of recovered liquids, it is to the producers' advantage to have us process their natural gas for a conditioning fee.

        We generate producer services revenues through the purchase and resale of natural gas. We currently purchase for resale volumes of natural gas that do not move through our gathering, processing or transmission assets from over 80 independent producers. We engage in such activities on more than 30 interstate and intrastate pipelines with a major emphasis on Gulf Coast pipelines. We focus on supply aggregation transactions in which we either purchase and resell gas and thereby eliminate the need of the producer to engage in the marketing activities typically handled by in-house marketing or supply departments of larger companies, or act as agent for the producer.

        We generate treating revenues under three arrangements:

  •
  a volumetric fee based on the amount of gas treated, which accounted for approximately 65% of the operating income in our Treating division for the first nine months of 2002;

  •
  a fixed fee for operating the plant for a certain period, which accounted for approximately 22% of the operating income in our Treating division for the first nine months of 2002; or

  •
  a fee arrangement in which the producer operates the plant, which accounted for approximately 13% of the operating income in our Treating division for the first nine months of 2002.

        Typically, we incur minimal incremental operating or administrative overhead costs when gathering and transporting additional natural gas through our pipeline assets. Therefore, we recognize a substantial portion of incremental gathering and transportation revenues as operating income.

        Operating expenses are costs directly associated with the operations of a particular asset. Among the most significant of these costs are those associated with direct labor and supervision and associated transportation and communication costs, property insurance, ad valorem taxes, repair and maintenance expenses, measurement and utilities. These costs are normally fairly stable across broad volume ranges, and therefore, do not normally decrease or increase significantly in the short term with decreases or increases in the volume of gas moved through the asset.

        Our general and administrative expenses will be dictated by the terms of our partnership agreement and our omnibus agreement with Crosstex Energy Holdings Inc. Our general partner and its affiliates will be reimbursed for expenses incurred on our behalf. These expenses include the costs of employee, officer and director compensation and benefits properly allocable to Crosstex Energy, L.P., and all other expenses necessary or appropriate to the conduct of the business of, and allocable to, Crosstex Energy, L.P. Our partnership agreement provides that our general partner will determine the expenses that are allocable to Crosstex Energy, L.P. in any reasonable manner determined by our general partner in its sole discretion. For the first 12 months following this offering, the amount which we will reimburse our general partner and its affiliates for costs incurred with respect to the general and administrative services performed on our behalf will not exceed $6.0 million. This reimbursement cap will not apply to the cost of any third-party legal, accounting or advisory services received, or the direct expenses of management incurred, in connection with acquisition or business development opportunities evaluated on our behalf.

        Crosstex Energy Holdings Inc. is considering modifying certain terms of outstanding options to purchase equity in it subsequent to the completion of this offering. These modifications could result in a new measurement date for the options. The resulting compensation expense, which may be significant, would be recognized by us over the remaining vesting period of the options as non-cash stock based compensation expense.

        As described in the historical financial statements, the investment in our predecessor by Yorktown Energy Partners IV, L.P. in May 2000 resulted in the dissolution of the predecessor partnership, and the creation of a new partnership with the same organization, purpose, assets, and liabilities. The transaction value of $21.9 million from the Yorktown investment was allocated to the assets and liabilities of our predecessor, which created increases in depreciation and amortization charges in periods subsequent to the Yorktown investment. The historical financial statements present separate reports for the entities before and after the transaction. For purposes of the analysis below, the year

2000 is considered one period, and the distinction in legal entities created by the transaction with Yorktown is ignored.

        We have grown significantly through asset purchases in recent years, which creates many of the major differences when comparing operating results from one period to another. The most significant asset purchases are the acquisitions of the Arkoma gathering system, the Gulf Coast system and the CCNG system.

        We acquired the Arkoma gathering system in September 2000 for a purchase price of approximately $10.5 million. The Arkoma system consisted of approximately 84 miles of gathering lines located in eastern Oklahoma. When acquired, the system was connected to approximately 115 wells, and purchased and resold approximately 12,000 MMBtu of gas per day.

        We acquired the Gulf Coast system in September 2000 for a purchase price of approximately $10.6 million. The Gulf Coast system consisted of approximately 484 miles of gathering and transmission lines extending from south Texas to markets near the Houston area. At the time of the acquisition, it was transporting approximately 117,000 MMBtu of gas per day.

        We acquired the CCNG system in May 2001 for a purchase price of approximately $30 million. The CCNG system included four principal assets: the Corpus Christi system, the Gregory gathering system, the Gregory processing plant, and the Rosita treating plant.

  •
  The Corpus Christi system consists of approximately 295 miles of gathering and transmission lines extending from supply points in south Texas to markets in Corpus Christi Texas, with average throughput of approximately 147,000 MMBtu of gas per day at the time of the acquisition.

  •
  The Gregory gathering system consists of approximately 297 miles of gathering lines located primarily in the Corpus Christi Bay area, with average throughput of approximately 76,500 MMBtu of gas per day at the time of the acquisition.

  •
  The Gregory processing plant processes most of the gas gathered by the Gregory gathering system, extracting the liquids, fractionating them into NGL's, and selling the remaining residue gas. At the time of the acquisition, the plant was processing approximately 43,400 MMBtu of gas per day.

  •
  The Rosita treating plant was treating approximately 25,000 MMBtu of gas per day at the time of its acquisition. The Rosita treating plant is operated in the Treating Division, whereas all of the other assets in the CCNG acquisition are included in the Midstream Division.

        Certain assets and liabilities of our predecessor will not be contributed to our new partnership. These include receivables associated with the Enron Corp. bankruptcy discussed below under "—Results of Operations—Year Ended December 31, 2001 Compared to Year Ended December 31, 2000—(Profit) Loss on Energy Trading Contracts," and any cost or benefit associated with the various puts and calls entered into to protect the value of our predecessor's position relative to the Enron matter. The Jonesville processing plant, which has been largely inactive since the beginning of 2001, and the recently acquired Clarkson plant will not be contributed.

Commodity Price Risks

        Our profitability has been and will continue to be affected by volatility in prevailing NGL product and natural gas prices. Changes in the prices of NGL products correlate closely with changes in the price of crude oil. NGL product and natural gas prices have been subject to significant volatility in recent years in response to changes in the supply and demand for NGL products and natural gas market uncertainty.

        Profitability under our gas processing contracts is impacted by the margin between NGL sales prices and the cost of natural gas and may be negatively affected by decreases in NGL prices or increases in natural gas prices.

        Changes in natural gas prices impact our profitability since the purchase price of a portion of the gas we buy (approximately 6.8% in the first nine months of 2002) is based on a percentage of a particular natural gas price index for a period, while the gas is resold at a fixed dollar relationship to the same index. Therefore, during periods of low gas prices, these contracts can be less profitable than during periods of higher gas prices. However, on most of the gas we buy and sell, margins are not affected by such changes because the gas is bought and sold at a fixed relationship to the relevant index. Therefore, while changes in the price of gas can have very large impacts on revenues and cost of revenues, on this portion of the gas, the changes are equal and offsetting.

        Gas prices can also affect our profitability indirectly by influencing drilling activity and related opportunities for gas gathering, treating, and processing.

Results of Operations

        Set forth in the table below is certain financial and operating data for the Midstream and Treating divisions for the periods indicated.

	Year Ended December 31,			Nine Months Ended September 30,
	1999	2000	2001	2001	2002
	(in millions)
Midstream revenues	$7.9	$91.6	$362.7	$270.5	$311.5
Midstream purchased gas	5.2	86.4	344.8	258.7	294.0

Midstream gross margin	2.7	5.2	17.9	11.8	17.5

Treating revenues	9.8	23.3	24.4	19.1	10.6
Treating purchased gas	8.1	19.6	18.1	14.9	4.0

Treating gross margin	1.7	3.7	6.3	4.2	6.6

Total gross margin	$4.4	$8.9	$24.2	$16.0	$24.1

Midstream Volumes (MMBtu/d):
Gathering and transportation	19,712	77,527	313,103	290,591	393,261
Processing	23,112	20,605	60,629	47,776	86,753
Producer services	278,419	215,121	283,098	294,035	228,857
Treating Volumes (MMBtu/d)	12,896	32,938	62,782	57,663	98,039

  Nine Months Ended September 30, 2002 Compared to Nine Months Ended September 30, 2001

        Revenues.    Midstream revenues were $311.5 million for the nine months ended September 30, 2002 compared to $270.5 million for the nine months ended September 30, 2001, an increase of $41.0 million, or 15%. Revenues were higher in 2002 than in 2001 due to the contribution of the Corpus Christi system, the Gregory gathering system and the Gregory processing plant, which generated $91.2 million in additional revenues in the first nine months of 2002 as these assets were not acquired until May 2001. In addition, Gulf Coast system volumes increased in 2002 by approximately 4,265 MMBtu per day, which generated an additional $3.5 million of revenue. This increase was partially offset by a decline in natural gas prices from an average NYMEX settlement price of $4.88 per MMBtu in 2001 to $2.97 in 2002, which caused a $58.9 million decline in revenues. In addition,

Midstream revenues increased by $5.4 million due to a decrease in the elimination of intersegment sales in the first nine months of 2002 compared to the first nine months of 2001.

        Treating revenues were $10.6 million in the first nine months of 2002 compared to $19.1 million in the same period in 2001, a decrease of $8.5 million, or 44%. The decline was due to the decrease in the price of natural gas, which accounted for $2.9 million of the decrease in treating revenues, a change in the contracts at certain plants to discontinue purchasing and reselling the treated gas and instead to receive only a treatment fee, which accounted for $5.4 million of the decrease in treating revenues, and volume declines at certain plants which accounted for $2.4 million of the decrease in treating revenues. This decline was partially offset by the acquisition of the Rosita plant in May 2001 and 16 new plants placed in service in 2002, which collectively added $2.1 million to revenues for the nine months ended September 30, 2002.

        Purchased Gas Costs.    Midstream purchased gas costs were $294.0 million for the nine months ended September 30, 2002 compared to $258.7 million for the nine months ended September 30, 2001, an increase of $35.4 million, or 13.7%. Costs increased by $84.3 million due to the Corpus Christi system, the Gregory gathering system and the Gregory processing plant. These facilities were purchased in May 2001 and only five months of their operating results are included in the 2001 period. This increase was partially offset by the decline in natural gas prices discussed above, which reduced costs by $56.9 million. Midstream cost of sales also increased by $3.4 million due to the additional Gulf Coast volumes and $5.4 million because of the variance in intersegment eliminations as discussed with Midstream revenue.

        Treating purchased gas costs were $4.0 million in the first nine months of 2002 compared to $14.9 million in the comparable period in 2001, a decrease of $10.9 million, or 73%. The decrease in natural gas prices caused $2.9 million of the decline, a decrease in treating volumes at certain plants caused $2.4 million of the decline and, as discussed above, certain contracts were restructured from a purchase and resale of the associated gas to a pure treatment fee, causing a decline of $5.5 million in purchased gas costs.

        Operating Expenses.    Operating expenses were $7.7 million for the nine months ended September 30, 2002, compared to $5.0 million for the nine months ended September 30, 2001, an increase of $2.7 million, or 55%. The increase was primarily associated with the CCNG assets purchased in May 2001.

        General and Administrative Expenses.    General and administrative expenses were $6.2 million for the nine months ended September 30, 2002 compared to $4.4 million for the nine months ended September 30, 2001, an increase of $1.9 million, or 43%. The increases were associated with increases in staffing associated with the requirements of the CCNG assets and in preparation for our initial public offering.

        Impairments.    Impairment expense was $3.2 million in the nine months of 2002 compared to zero in the same period of 2001. Impairment expense was due to the write off of intangible assets associated with contract values for two treating plants which had experienced recent declines in cash flows. The operator of the wells behind these plants had recently told the company that it was canceling its drilling plans in the area. Therefore, as there is no apparent offset to continued declines in the cash flows, we determined that the intangible assets had been impaired.

        (Profit) Loss on Energy Trading Contracts.    The profit on energy trading contracts was $2.9 million for the nine months ended September 30, 2002 compared to $1.5 million for the nine months ended September 30, 2001, an increase of $1.4 million. Substantially all of the gain in the 2001 period relates to realized margins on delivered volumes in the producer services "off-system" gas marketing operations. In the 2002 period, the realized margins from the producer services operations, excluding the Enron contracts, were approximately $2.0 million.

        The unrealized gains in 2002 were $4.3 million, due to the increase in natural gas prices from December 31, 2001 to September 30, 2002, from approximately $2.55 per MMBtu for the current month at December 31, 2001 to approximately $3.31 per MMBtu for the current month at the end of the period. Our predecessor recorded a loss of $5.7 million in the fourth quarter of 2001 related to the mark-to-market adjustments for Enron positions and corresponding purchase commitment contracts from a producer. Our predecessor purchased put options and sold call options in order to mitigate the risk of future price decreases on a portion of this fixed price purchase commitment. Due to an increase in prices from December 31, 2001, our predecessor recorded a mark-to-market gain in the first nine months of 2002 related to the fixed price purchase commitment contracts. During the nine months ended September 30, 2002, our predecessor realized losses of $3.4 million relating to the fixed price purchase commitment for settled contracts. Unrealized losses for these positions had been recorded at December 31, 2001. Accordingly, the previously recorded losses on settled contracts were reversed in the nine months ended September 30, 2002. See "—Year Ended December 31, 2001 Compared to Year Ended December 31, 2000—(Profit) Loss on Energy Trading Contracts."

        The receivable from Enron will not be contributed to our new partnership.

        Depreciation and Amortization.    Depreciation and amortization expenses were $6.0 million for the nine months ended September 30, 2002 compared to $4.2 million for the nine months ended September 30, 2001, an increase of $1.9 million, or 44%. The increase is primarily related to additional depreciation expense associated with the CCNG assets purchased in May 2001.

        Interest Expense.    Interest expense was $2.4 million for the nine months ended September 30, 2002 compared to $1.5 million for the nine months ended September 30, 2001, an increase of $0.9 million, or 56%. The increase relates primarily to bank debt incurred in the acquisitions of the CCNG assets in May 2001, and indebtedness incurred in acquisition of various treating plants during 2001.

        Net Income (Loss).    Net income (loss) for the nine months ended September 30, 2002 was $1.5 million, compared to $2.7 million for the nine months ended September 30, 2001, a decrease of $1.2 million. Gross margin increased by $8.0 million from the first nine months of 2001 to the first nine months of 2002, offset by increases in ongoing cash costs for operating expenses, general and administrative expenses, and interest expense as discussed above. Non-cash charges for depreciation and amortization and for impairment expense also increased, partially offset by the gain on energy trading activities.

  Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

        Revenues.    Midstream revenues were $362.7 million for the year ended December 31, 2001 compared to $91.6 million for the year ended December 31, 2000, an increase of $271.1 million, or 296%. Revenues were higher in 2001 primarily due to:

  •
  ownership of the Arkoma system for the full year in 2001 as compared to only five months in 2000 contributed to an increase in revenues by $10.3 million;

  •
  ownership of the Gulf Coast system for the full year in 2001 as compared to only four months in 2000 contributed to an increase in revenues by $68.4 million;

  •
  the acquisition of the Corpus Christi system in May 2001 increased revenues by $117.0 million;

  •
  the acquisition of the Gregory gathering system in May 2001 increased revenues by $52.5 million; and

  •
  the acquisition of the Gregory processing plant in May 2001 increased revenues by $13.1 million. This was partially offset by the closure of the Jonesville plant, which contributed $4.0 million of revenues in 2000.

        The remaining increase in Midstream revenue is primarily attributable to the average price of natural gas in 2001 being approximately $0.39 per MMBtu higher than the average price in 2000.

        Revenues for natural gas treating were $24.4 million in 2001 compared to $23.3 million in 2000, an increase of $1.0 million, or 4%, due to new plants placed in service.

        Purchased Gas Costs.    Midstream division purchased gas costs for the year ended December 31, 2001 were $344.8 million compared to $86.4 million for the prior year, an increase of $258.3 million, or 299%. Costs were higher in 2001 primarily due to:

  •
  ownership of the Arkoma system for the full year in 2001 as compared to only five months in 2000 contributed to an increase in costs by $9.0 million;

  •
  ownership of the Gulf Coast system for the full year in 2001 as compared to only four months in 2000 increased costs by $65.3 million;

  •
  the acquisition of the Corpus Christi system in May 2001 increased costs by $114.0 million;

  •
  the acquisition of the Gregory gathering system in May 2001 increased costs by $49.9 million; and

  •
  the acquisition of the Gregory processing plant in May 2001 increased costs by $9.9 million. This was partially offset by the shutdown of the Jonesville processing plant, which had $3.1 million of costs during 2000.

        Treating division purchased gas costs were $18.1 million in 2001 compared to $19.6 million in 2000, a decrease of $1.5 million, or 8%. In combination with the improvement in revenues in natural gas treating, the decrease in costs resulted in an improvement in gross margin of $2.5 million, or 68%. This improvement is primarily attributable to new plants placed in service for a fee, as opposed to purchase and resale of the gas.

        Operating Expenses.    Operating expenses were $7.4 million for the year ended December 31, 2001, compared to $2.3 million for the year ended December 31, 2000, an increase of $5.1 million, or 218%. Expenses were higher in 2001 than in 2000 primarily due to:

  •
  ownership of the Arkoma system for the full year in 2001 as compared to only five months in 2000 increased expenses by $0.6 million;

  •
  ownership of the Gulf Coast system for the full year in 2001 as compared to four months in 2000 increased expenses by $1.0 million;

  •
  the acquisition of the Corpus Christi system in May 2001 increased expenses by $0.9 million;

  •
  the acquisition of the Gregory gathering system increased expenses by $0.5 million;

  •
  the acquisition of the Gregory processing plant increased expenses by $1.3 million, and the shut down of the Jonesville plant in 2001 resulted in a decrease of $0.3 million; and

  •
  operating expenses for the Treating division increased by $0.8 million due to 11 new operated plants being placed in service.

        General and Administrative Expenses.    General and administrative expenses were $5.9 million for the year ended December 31, 2001 compared to $2.8 million for the year ended December 31, 2000, an increase of $3.1 million, or 110%. The increase in general and administrative expense is associated with the increase in employees caused by our rapid growth and preparation for our initial public offering. Total personnel employed increased from 44 to 107 between the end of 2000 and the end of 2001.

        Stock Based Compensation.    Stock based compensation expense was zero in 2001 compared to $8.8 million for the year ended December 31, 2000. The stock based compensation in 2000 is a charge associated with the valuation of management's interest in our predecessor as a result of the Yorktown investment in May 2000.

        Impairments.    Impairment expense was $2.9 million for the year ended December 31, 2001 compared to zero for the prior year. The impairment charge was recorded to reduce the carrying value of the Jonesville plant and related intangible assets to fair value in accordance with SFAS 121. See "—Critical Accounting Policies—Impairment of Long-Lived Assets" below.

        (Profit) Loss on Energy Trading Contracts.    The loss on energy trading contracts for the year ended December 31, 2001 was $3.7 million compared to a profit of $1.9 million for the prior year. The loss on energy trading contracts in 2001 includes $5.7 million associated with the write-down of the estimated realizable value of our receivable from Enron North America Corp., a subsidiary of Enron Corp., at December 31, 2001. On December 2, 2001, Enron Corp. and certain subsidiaries, including Enron North America Corp., each filed voluntary petitions for relief under Chapter 11 of Title 11 of the United States Bankruptcy Code. Enron North America failed to make timely payment of approximately $3.9 million for physical delivery of gas in 2001. This amount remained outstanding as of December 31, 2001. Additionally, we had entered into natural gas hedging and physical delivery contracts with Enron North America. According to the terms of the contracts, Enron North America is liable to us for the mark-to-market value of all contracts outstanding on the date we exercised our termination right under the contracts, which totaled approximately $4.6 million and which has been recorded as a receivable from Enron North America. We have accounted for these contracts as energy trading contracts whereby changes in fair value of the fixed price purchase commitments are recognized in earnings.

        We had offsets to the above amounts totaling approximately $0.3 million, resulting in a net $8.2 million receivable from Enron North America at December 31, 2001. Due to the uncertainty of future collections, a charge and related allowance for 70% of the net receivable, or $5.7 million, was recorded at December 31, 2001. Further adjustments to the Enron receivable will be recognized in earnings when management believes recovery of the asset is assured or additional reserves are warranted.

        The receivable from Enron will not be contributed to our new partnership.

        Partially offsetting the Enron-related loss in the 2001 period are the realized margins on delivered volumes in the producer services "off-system" gas marketing operations. In 2001, the realized margins from the producer services operations were approximately $1.9 million, compared to approximately $1.8 million in 2000.

        Depreciation and Amortization.    Depreciation and amortization expense was $6.1 million for the year ended December 31, 2001 compared to $2.8 million for the year ended December 31, 2000, an increase of $3.3 million, or 119%. The increase in depreciation and amortization is primarily related to acquisitions of new assets, which resulted in additional depreciation and amortization expense as follows:

  •
  ownership of the Arkoma system for the full year in 2001 as compared to only five months in 2000 increased depreciation and amortization expense by $0.5 million;

  •
  ownership of the Gulf Coast system for the full year in 2001 as compared to four months in 2000 increased depreciation and amortization expense by $0.6 million; and

  •
  the acquisition of the CCNG assets in May 2001 increased depreciation and amortization expense by $1.3 million.

        In addition, the accounting associated with the Yorktown investment in May 2000 resulted in an increase in depreciation and amortization for subsequent periods. Therefore, depreciation and amortization expense for the first four months of 2000 is approximately $0.4 million lower than if the investment had occurred at the beginning of 2000.

        Interest Expense.    Interest expense was $2.3 million for the year ended December 31, 2001 compared to $0.6 million for the year ended December 31, 2000, an increase of $1.6 million, or 270%. The increase was principally caused by increases in average outstanding borrowings as a result of the CCNG acquisition and the acquisition and refurbishment of treating plants. In addition, borrowings relative to the Arkoma and Gulf Coast assets were outstanding for the full year in 2001 as compared to only a part of 2000.

        Net Income (Loss).    Net loss for the year ended December 31, 2001 was ($3.9) million compared to ($6.1) million for the year ended December 31, 2000. Gross margin improved from $8.9 million in 2000 to $24.2 million in 2001, an improvement of $15.3 million, or 171%, largely as a result of acquisition-related growth as discussed above. This improvement was partially offset by increases in recurring cash charges for operating expenses, general and administrative expenses, and interest expense totaling $9.8 million, non-cash charges for depreciation and amortization of $3.3 million, and the loss on energy trading contracts and impairments totaling $8.5 million.

  Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

        Revenues.    Midstream revenues were $91.6 million for the year ended December 31, 2000 compared to $7.9 million for the year ended December 31, 1999, an increase of $83.7 million. This increase is attributable to the Arkoma assets being included in the last five months of 2000, adding approximately $7.3 million in revenues, and the Gulf Coast assets being included in the last four months of 2000, adding approximately $76.5 million to revenues.

        Revenues for natural gas treating were $23.3 million for the year ended December 31, 2000 compared to $9.8 million for the year ended December 31, 1999, an increase of $13.6 million, or 139%. Of this increase, approximately $6.8 million is due to increases in the price of natural gas from 1999 to 2000 as discussed above, and approximately $5.4 million is due to volume increases in plants in service both years. The balance of the increase is due to new plants placed in service in 2000.

        Purchased Gas Costs.    Midstream purchased gas costs were $86.4 million for the year ended December 31, 2000 compared to $5.2 million for the year ended December 31, 1999, an increase of $81.3 million. This increase is attributable to the Arkoma assets being included in the last five months of 2000, adding approximately $6.1 million to purchased gas costs, and the Gulf Coast assets being included in the last four months of 2000, adding approximately $74.7 million to purchased gas costs.

        Treating division purchased gas costs were $19.6 million for the year ended December 31, 2000 compared to $8.1 million for the year ended December 31, 1999, an increase of $11.5 million, or 142%. Of this increase, approximately $5.7 million is due to increases in the price of gas as discussed above. Approximately $4.7 million is associated with volume increases at treating plants in service during both years. The balance of the increase is due to new plants placed in service in 2000.

        Operating Expenses.    Operating expenses were $2.3 million for the year ended December 31, 2000 compared to $1.0 million for the year ended December 31, 1999, an increase of $1.4 million, or 137%. The increase is primarily attributable to operating costs of approximately $0.7 million related to the Arkoma and the Gulf Coast assets acquired during 2000, and an increase during 2000 in the number of operated treating plants from three in 1999 to seven in 2000, which increased operating costs by approximately $0.7 million.

        General and Administrative Expenses.    General and administrative expenses were $2.8 million for the year ended December 31, 2000 compared to $2.1 million for the year ended December 31, 1999, an increase of $0.7 million, or 36%. General and administrative expenses increased primarily in support of the acquisitions of the Gulf Coast and Arkoma assets and the increase in the number of treating plants in service.

        Stock Based Compensation.    Stock based compensation expense was $8.8 million for the year ended December 31, 2000 compared to zero in the prior year. The stock based compensation in 2000 is a charge associated with the valuation of management's interest in our predecessor as a result of the Yorktown investment in May 2000.

        Impairments.    Impairment expense of $0.5 million in 1999 is associated with Treating division membrane equipment.

        (Profit) Loss on Energy Trading Contracts.    The gain was $1.9 million for the year ended December 31, 2000 compared to $1.8 million for the year ended December 31, 1999. Substantially all the profit in both periods was due to realized margins on delivered gas in the producer services "off system" gas marketing operations.

        Depreciation and Amortization.    Depreciation and amortization expense was $2.8 million for the year ended December 31, 2000 compared to $1.3 million for the year ended December 31, 1999, an increase of $1.5 million, or 116%. Depreciation and amortization increased for the year ended December 31, 2000 by $0.5 million as a result of the acquisitions of the Gulf Coast system and Arkoma gathering system in 2000, and by $0.3 million as a result of the increase in the number of treating plants in operation.

        In addition, the accounting associated with the Yorktown investment in May, 2000 resulted in an increase in depreciation and amortization for subsequent periods. Therefore, depreciation and amortization expense for the last eight months of 2000 are $0.8 million higher than if the investment had occurred at the end of 2000.

        Other Income (Expense).    Other income of $0.5 million in the year ended December 31, 2000 is primarily associated with adjustments of realized values to actual on prior-period sales transactions. Other expense in the year ended December 31, 1999 is primarily associated with a loss on the sale of a piece of equipment.

        Net Income (Loss).    Net loss for the year ended December 31, 2000 was $6.1 million compared to net income of $0.5 million for the year ended December 31, 1999. Gross margin improved from $4.4 million to $8.9 million, an improvement of $4.5 million, as a result of higher margins on gas purchased and resold due to the higher gas prices in 2000, increased treating volume and the Arkoma and Gulf Coast acquisitions. This improvement was partially offset by increases in recurring cash charges for operating expenses and general and administrative expenses totaling $2.1 million and non-cash charges for depreciation and amortization of $1.5 million. Stock-based compensation expense of $8.8 million offset the net effect of the improvements in operating results year-over-year, creating the net loss.

Critical Accounting Policies

        The selection and application of accounting policies is an important process that has developed as our business activities have evolved and as the accounting rules have developed. Accounting rules generally do not involve a selection among alternatives, but involve an implementation and interpretation of existing rules, and the use of judgment to the specific set of circumstances existing in our business. Compliance with the rules necessarily involves reducing a number of very subjective judgments to a quantifiable accounting entry or valuation. We make every effort to properly comply with all applicable rules on or before their adoption, and we believe the proper implementation and consistent application of the accounting rules is critical. Our critical accounting policies are discussed below. For further details on our accounting policies and a discussion of new accounting pronouncements, see Note 2 of the Notes to Combined Financial Statements.

        Revenue Recognition and Commodity Risk Management.    We recognize revenue for sales or services at the time the natural gas or natural gas liquids are delivered or at the time the service is performed.

        We engage in price risk management activities in order to minimize the risk from market fluctuations in the price of natural gas, oil and natural gas liquids. We also manage our price risk related to future physical purchase or sale commitments by entering into either corresponding physical delivery contracts or financial instruments with an objective to balance our future commitments and significantly reduce our risk to the movement in natural gas prices.

        Prior to January 1, 2001, financial instruments which qualified for hedge accounting were accounted for using the deferral method of accounting, whereby unrealized gains and losses were generally not recognized until the physical delivery required by the contracts was made.

        Effective January 1, 2001, we adopted Statement of Financial Accounting Standards No. 133 ("SFAS No. 133"), Accounting for Derivative Instruments and Hedging Activities. In accordance with SFAS No. 133, all derivatives and hedging instruments are recognized as assets or liabilities at fair value. If a derivative qualifies for hedge accounting, changes in the fair value can be offset against the change in the fair value of the hedged item through earnings or recognized in other comprehensive income until such time as the hedged item is recognized in earnings.

        We conduct "off-system" gas marketing operations as a service to producers on systems that we do not own. We refer to these activities as part of producer services. In some cases, we earn an agency fee from the producer for arranging the marketing of the producer's natural gas. In other cases, we purchase the natural gas from the producer and enter into a sales contract with another party to sell the natural gas. Where we take title to the natural gas, the purchase contract is recorded as cost of gas purchased and the sales contract is recorded as revenue upon delivery.

        We manage our price risk related to future physical purchase or sale commitments for producer services activities by entering into either corresponding physical delivery contracts or financial instruments with an objective to balance our future commitments and significantly reduce our risk to the movement in natural gas prices. However, we are subject to counterparty risk for both the physical and financial contracts. We account for our producer services natural gas marketing activities as energy trading contracts in accordance with EITF 98-10, Accounting for Contracts Involved in Energy Trading and Risk Management Activities. EITF 98-10 requires energy-trading contracts to be recorded at fair value with changes in fair value reported in earnings. Accordingly, any gain or loss associated with changes in the fair value of derivatives and physical delivery contracts relating to our producer services natural gas marketing activities are recognized in earnings as profit or loss on energy trading contracts immediately.

        For each reporting period, we record the fair value of open energy trading contracts based on the difference between the quoted market price and the contract price. Accordingly, the change in fair value from the previous period is reported as profit or loss on energy trading contracts in the statement of operations. In accordance with EITF 02-03, Recognition and Reporting of Gains and Losses on Energy Trading Contracts, we have reported the results of our producer services business on a net basis. Accordingly, (profit) loss on energy trading activities includes both realized gains and losses on settled transactions, and mark-to-market adjustments to the fair value of derivative and physical delivery contracts.

        We are subject to counterparty credit risk on both financial and physical delivery contracts. We attempt to manage our credit risk through diversification of our counterparties as well as our credit policies. During 2001, we recorded a charge of approximately $5.7 million related to the deterioration in creditworthiness of Enron. This charge was 70% of the receivable from Enron at December 31, 2001.

        Impairment of Long-Lived Assets.    In accordance with Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, we evaluate the long-lived assets, including related intangibles, of identifiable business activities for impairment when events or changes in circumstances indicate, in management's judgment, that the carrying value of such assets may not be recoverable. The determination of whether impairment has occurred is based on management's estimate of undiscounted future cash flows attributable to the assets as compared to the carrying value of the assets. If impairment has occurred, the amount of the impairment recognized is determined by estimating the fair value for the assets and recording a provision for loss if the carrying value is greater than fair value.

        When determining whether impairment of one of our long-lived assets has occurred, we must estimate the undiscounted cash flows attributable to the asset. Our estimate of cash flows is based on assumptions regarding the purchase and resale margins on natural gas, volume of gas available to the asset, markets available to the asset, operating expenses, and future natural gas prices and NGL product prices. The amount of availability of gas to an asset is sometimes based on assumptions regarding future drilling activity, which may be dependent in part on natural gas prices. Projections of gas volumes and future commodity prices are inherently subjective and contingent upon a number of variable factors, including but not limited to:

  •
  changes in general economic conditions in regions in which our markets are located;

  •
  the availability and prices of natural gas supply;

  •
  our ability to negotiate favorable sales agreements;

  •
  the risks that natural gas exploration and production activities will not occur or be successful;

  •
  our dependence on certain significant customers, producers, and transporters of natural gas; and

  •
  competition from other midstream companies, including major energy producers.

        Any significant variance in any of the above assumptions or factors could materially affect our cash flows, which could require us to record an impairment of an asset.

Liquidity and Capital Resources

        Cash Flows.    Net cash provided by operating activities was $15.1 million and $10.4 million for the nine months ended September 30, 2002 and 2001, respectively, an increase of $4.7 million. Net cash provided by operating activities increased during the nine months ended September 30, 2002 principally due to higher margins ($8.0 million), offset by higher cash operating expenses ($2.7 million).

        Net cash used in operating activities was $8.3 million for the year ended December 31, 2001. Net cash provided by operating activities was $15.1 million and $1.4 million for the years ended December 31, 2000 and 1999, respectively. Net cash used in operating activities during the year ended December 31, 2001 was $23.4 million lower than the prior year principally attributable to higher margins ($15.3 million), offset by higher cash expenses ($9.8 million), the loss on energy trading contracts related to Enron ($5.7 million), and the impact of the decline in natural gas prices during 2001 on our accounts payable, accrued liabilities and accounts receivable. We collect our receivables in the month before paying for our gas purchases, which created a $23.7 million relative decline in cash provided by operations. As gas prices were higher at the end of 2000 than at the end of 2001, and since we had already collected a greater portion of our receivables at that point than we had paid for our purchases, the subsequent funding of our payables for the higher-priced gas creates a use of cash. We had a working capital deficit of $2.3 million and $8.6 million at December 31, 2001 and September 30,

2002, respectively. The working capital deficit is primarily due to timing differences related to paying for gas purchases and the collection of our receivables.

        Although net income was lower in 2000 than in 1999, cash provided by operations was higher in 2000 principally due to stock based compensation, as $8.0 million of the $8.8 million charge was a non-cash impact. Higher margins ($4.5 million) and higher contribution from working capital accounts ($11.5 million) were partially offset by higher cash expenses ($2.4 million).

        Net cash used in investing activities was $12.7 million and $47.3 million for the nine months ended September 30, 2002 and 2001, respectively. Net cash used in investing activities during both periods was primarily related to acquisition and internal growth projects, including the CCNG acquisition in 2001. Net cash used in investing activities was $52.5 million, $28.5 million and $1.3 million for the years ended December 31, 2001, 2000 and 1999, respectively. Net cash used in investing activities during each of the years ended December 31, 2001, 2000 and 1999 was primarily to fund acquisitions of the CCNG assets, buying and refurbishing and installing treating plants, the Arkoma and Gulf Coast systems, the Millenium acquisition, and internal growth capital projects.

        Net cash provided by (used in) financing activities was $(2.8) million and $32.2 million for the nine months ended September 30, 2002 and 2001, respectively. Net cash provided by financing activities was $42.6 million and $36.8 million for the years ended December 31, 2001 and 2000, respectively. Net cash used in financing activities was $0.9 million for the year ended December 31, 1999. Financing activities primarily represent equity investments and borrowings from banks to fund our acquisitions and other investments discussed above, and funding or refunding of the company's working capital needs.

        Capital Requirements.    The natural gas gathering, transmission, treating and processing businesses are capital-intensive, requiring significant investment to maintain and upgrade existing operations. Our capital requirements have consisted primarily of, and we anticipate will continue to be:

  •
  maintenance capital expenditures, which are capital expenditures made to replace partially or fully depreciated assets in order to maintain existing operating capacity of our assets and to extend their useful lives, or other capital expenditures which do not increase the partnership's cash flows; and

  •
  growth capital expenditures such as those to acquire additional assets to grow our business, to expand and upgrade gathering systems, transmission capacity, processing plants or treating plants, and to construct or acquire new pipelines, processing plants or treating plants.

        Given our objective of growth through acquisitions, we anticipate that we will continue to invest significant amounts of capital to grow and acquire assets. We have entered into an asset purchase agreement with Devon Gas Services, L.P. to acquire approximately 200 miles of gathering pipeline located near our Gulf Coast system for a purchase price of $12.0 million. We expect to close this acquisition before the end of 2002 and to fund this acquisition through borrowings under our revolving credit facility discussed below. In addition, we are currently studying the possibility of expanding the capacity of our Gregory processing plant by 65,000 Mcf/d at an estimated cost ranging from $6.5 million to $9.1 million. For fiscal 2002, budgeted maintenance capital expenditures are approximately $2.0 million.

        We believe that cash generated from operations will be sufficient to meet our minimum quarterly distributions and anticipated maintenance capital expenditures through September 30, 2003. We expect to fund our growth capital expenditures from cash provided by operations and, to the extent necessary, from the proceeds of borrowings under the revolving credit facility discussed below and the issuance of additional common units. We may not be able to issue additional units or may not be able to issue such units on favorable terms primarily as a result of market conditions for our securities. Our ability to pay distributions to our unitholders and to fund planned capital expenditures and to make acquisitions will depend upon our future operating performance, which will be affected by prevailing economic conditions in our industry and financial, business and other factors, some of which are beyond our control.

        Total Contractual Cash Obligations.    A summary of our total contractual cash obligations as of December 31, 2001, is as follows:

Year	Bank Debt	Leases	Total
	(in millions)
2002	—	$1.2	$1.2
2003	—	1.2	1.2
2004	$6.0	1.2	7.2
2005	12.0	1.0	13.0
2006	12.0	1.0	13.0

        Thereafter upon the closing of the offering, the proceeds of the offering will be used to retire a portion of the bank debt scheduled above, and the remainder will be refinanced with a new credit facility as discussed below.

Description of Credit Facility

        In connection with the closing of this offering, we expect to enter into a new $85.0 million credit facility, consisting of the following two facilities:

  •
  a senior secured revolving acquisition facility in the aggregate principal amount of $60.0 million; and

  •
  a senior secured revolving working capital facility in the aggregate principal amount of $25.0 million.

        The acquisition facility will be used to finance the acquisition and development of gas gathering, treating and processing facilities, as well as general partnership purposes. We expect to have $10.3 million outstanding under the acquisition facility at the closing of the offering, leaving approximately $49.7 million available for future borrowings. The acquisition facility will convert into a term loan on April 30, 2004, and we will be required to make eleven quarterly payments equal to five percent of the outstanding borrowings. The first such payment will be due in July 2004. The term loan will mature in April 2007, at which time it will terminate and all outstanding amounts shall be due and payable. Prior to April 30, 2004, amounts borrowed and repaid under the acquisition credit facility may be reborrowed.

        The working capital facility will be used for ongoing working capital needs, letters of credit, distributions and general partnership purposes, including future acquisitions and expansions. We expect to have $15.0 million of letters of credit issued under the working capital facility at the closing of the offering, leaving approximately $10.0 million available for future issuances of letters of credit, or up to $5.0 million of cash borrowings. The aggregate amount of borrowings under the working capital facility is subject to a borrowing base requirement relating to the amount of our cash and eligible receivables (as defined in the credit agreement), and there is a $5.0 million sublimit for cash borrowings. This facility will mature in April 2004, at which time it will terminate and all outstanding amounts shall be due and payable. Amounts borrowed and repaid under the working capital facility may be reborrowed. We will be required to reduce all working capital borrowings to zero for a period of at least 15 consecutive days once each year.

        Our obligations under the credit facility will be secured by first priority liens on all of our material pipeline, gas gathering and processing assets, all material working capital assets and a pledge of all of our equity interests in certain of our subsidiaries. The credit facility will be guaranteed by certain of our subsidiaries. We may prepay all loans under the credit facility at any time without premium or penalty (other than customary LIBOR breakage costs).

        Indebtedness under the acquisition facility and the working capital facility will bear interest at our option at the administrative agent's reference rate plus 0.125% to 1.375% or LIBOR plus 1.625% to 2.875%. The applicable margin will vary quarterly based on our leverage ratio. The fees charged for letters of credit range from 1.50% to 2.00% per annum, plus a fronting fee of 0.125% per annum. If our new credit facility had been in place at September 30, 2002, our weighted average interest rate would have been 3.9%. We will incur quarterly commitment fees based on the unused amount of the credit facilities.

        The credit agreement will prohibit us from declaring distributions to unitholders if any event of default, as defined in the credit agreement, exists or would result from the declaration of distributions. In addition, we expect that the credit facility will contain various covenants limiting our operating partnership's ability to:

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  incur indebtedness;

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  grant or assume liens;

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  make certain investments;

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  sell, transfer, assign or convey assets, or engage in certain mergers or acquisitions;

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  make distributions; or

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  engage in transactions with affiliates.

        We expect that the credit facility will also contain covenants requiring us to maintain:

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  a maximum ratio of total funded debt to consolidated EBITDA (each as defined in the credit facility), measured quarterly on a rolling four quarter basis, of 4.00 to 1 through June 30, 2003, declining to 3.75 to 1 beginning September 30, 2003, pro forma for any asset acquisitions;

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  a minimum interest coverage ratio (as defined in the credit agreement), measured quarterly on a rolling four quarter basis, equal to 2.50 to 1; and

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  minimum current ratio (as defined in the credit agreement), measured quarterly, of 1 to 1.

        Each of the following will be an event of default under the credit facility:

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  failure to pay any principal, interest, fees, expenses or other amounts when due;

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  failure to observe any agreement, obligation, or covenant in the credit agreement, subject to cure periods for certain failures;

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  judgments against us or any of our subsidiaries, in excess of certain allowances;

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  certain ERISA events involving us or our subsidiaries;

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  certain bankruptcy or insolvency events involving us or our subsidiaries;

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  a change in control (as defined in the credit agreement); and

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  the failure of any representation or warranty to be materially true and correct when made.

        The credit facility is subject to a number of conditions, including the negotiation, execution and delivery of definitive documentation

Inflation

        Inflation in the United States has been relatively low in recent years and did not have a material impact on our results of operations for the years ended December 31, 1999, 2000 or 2001 or the nine months ended September 30, 2002. Although the impact of inflation has been insignificant in recent years, it is still a factor in the United States economy and may increase the cost to acquire or replace property, plant and equipment and may increase the costs of labor and supplies. To the extent permitted by competition, regulation and our existing agreements, we have and will continue to pass along increased costs to our customers in the form of higher fees.

Environmental

        Our operations are subject to environmental laws and regulations adopted by various governmental authorities in the jurisdictions in which these operations are conducted. We believe we are in material compliance with all applicable laws and regulations. For a more complete discussion of the environmental laws and regulations that impact us, see "Business—Environmental Matters."

Recent Accounting Pronouncements

        In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 141, Business Combinations, requiring business combinations entered into after June 30, 2001, to be accounted for using the purchase method of accounting. Specifically identifiable intangible assets acquired, other than goodwill, will be amortized over their estimated useful economic life. This pronouncement had no effect on our predecessor's financial position or results of operations.

        In June 2001, the FASB issued SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 142 requires, among other things, that companies no longer amortize goodwill, but instead test goodwill for impairment at least annually. In addition, SFAS No. 142 requires that we identify reporting units for purposes of assessing potential future impairments of goodwill, reassess the useful lives of other existing recognized intangible assets, and cease amortization of intangible assets with an indefinite useful life. An intangible asset with an indefinite useful life should be tested for impairment in accordance with the guidance in SFAS No. 142. This statement is required to be applied in fiscal years beginning after December 15, 2001 to all goodwill and other intangible assets recognized at that date, regardless of when those assets were initially recognized. SFAS No. 142 requires us to complete a transitional goodwill impairment test within six months from the date of adoption and reassess the useful lives of other intangible assets within the first interim quarter after adoption. Our predecessor had $4,873,000 recorded for goodwill, net of accumulated amortization at December 31, 2001 and recorded goodwill amortization expense of $292,000 for the year ended December 31, 2001. The only impact of adopting SFAS No. 142 on our financial statements was the discontinuance of the amortization of goodwill.

        In June 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations. This statement establishes standards for accounting for obligations associated with the retirement of tangible long-lived assets. This standard is required to be adopted by us beginning on January 1, 2003. At present, we are currently assessing but have not yet determined the complete impact the adoption of SFAS No. 143 will have on our financial position and results of operations.

        In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS No. 144 addresses financial accounting and reporting for impairment or disposal of long-lived assets. This statement supersedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets to be Disposed Of, and the accounting and reporting provisions of APB Opinion No. 30, Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, for the disposal of a segment of a business. This statement also amends ARB No. 51, Consolidated Financial Statements, to eliminate the exception to consolidation for a subsidiary for which control is likely to be temporary. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001. See the impact of the adoption of SFAS No. 144 at Note 2 (c) of the Notes to Consolidated Financial Statements of our predecessor.

        In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred rather than when the entity commits to an exit plan. This standard is effective for all exit or disposal activities which are initiated after December 31, 2002. We do not anticipate that the adoption of SFAS No. 146 will have any impact on our financial position or results of operations.

        In June 2002, the Emerging Issues Task Force ("EITF") reached consensus on certain issues in EITF Issue No. 02-03, Recognition and Reporting of Gains and Losses on Energy Trading Contracts. Consensus was reached on two issues: (1) that gains and losses on energy trading contracts (whether realized or unrealized) should be shown net in the statement of operations, and (2) that entities should disclose the types of contracts that are accounted for as energy trading contracts along with a variety of other data regarding values, sensitivity to changes in estimates, maturity dates and other factors. We are required to implement this consensus in the third quarter of 2002. We have decided to implement this consensus as of June 30, 2002, and all comparitive financial statements have been restated to conform to this consensus. In October 2002, the EITF reached a consensus to rescind EITF 98-10. Accordingly, energy related contracts that are not accounted for pursuant to SFAS No. 133 should be accounted for as executory contracts and carried on an accrual basis, not fair value. The consensus should be applied prospectively to all new energy trading contracts entered into after October 25, 2002 and to all contracts that existed on October 25, 2002, in periods beginning after December 15, 2002. Changes to the accounting for existing contracts as a result of the rescission of EITF 98-10 will be reported as a cumulative effect of a change in accounting principle. We have not determined the impact, if any, that the rescission of EITF 98-10 will have on our financial position or results of operations.

Quantitative and Qualitative Disclosures About Market Risk

        Market risk is the risk of loss arising from adverse changes in market rates and prices. We face market risk from commodity price variations, primarily due to fluctuations in the price of a portion of the natural gas we sell; and for the portion of the natural gas we process and for which we have taken the processing risk, we are at risk for the difference in the value of the NGL products we produce versus the value of the gas used in fuel and shrinkage in their production. We also incur credit risks and risks related to interest rate variations.

        Commodity Price Risk.    Approximately 6.5% of the natural gas we market is purchased at a percentage of the relevant natural gas index price, as opposed to a fixed discount to that price. As a result of purchasing the gas at a percentage of the index price, our resell margins are higher during periods of higher natural gas prices and lower during periods of lower natural gas prices. In addition, of the gas we process at our Gregory Processing Plant, we were exposed to the processing risk on 46% of the gas we purchased during the nine months ended September 30, 2002. As a result, our processing margins on this portion of the gas will be higher during periods when the price of gas is low relative to the value of the liquids produced and our margins will be lower during periods when the value of gas is high relative to the value of liquids. For the nine months ended September 30, 2002, a $0.01 per gallon change in NGL prices offset by a change of $0.10 per MMBtu in the price of natural gas would have changed our processing margin by $341,600. Changes in natural gas prices indirectly may impact our profitability since prices can influence drilling activity and well operations and thus the volume of gas we can gather, transport, process and treat.

        Our primary commodity risk management objective is to reduce volatility in our cash flows. We maintain a Risk Management Committee, including members of senior management, which oversees all hedging activity. We enter into hedges for natural gas using NYMEX futures or over-the-counter derivative financial instruments with only certain well-capitalized counterparties which have been approved by our Risk Management Committee. Hedges to protect our processing margins are generally for a more limited time frame than is possible for hedges in natural gas, as the financial markets for NGLs are not as developed as the markets for natural gas. Such hedges generally involve taking a short position with regard to the relevant liquids and an offsetting short position in the required volume of natural gas.

        The use of financial instruments may expose us to the risk of financial loss in certain circumstances, including instances when (1) sales volumes are less than expected requiring market purchases to meet commitments, or (2) our counterparties fail to purchase the contracted quantities of natural gas or otherwise fail to perform, as happened in the case of the Enron loss discussed above. To the extent that we engage in hedging activities we may be prevented from realizing the benefits of favorable price changes in the physical market. However, we are similarly insulated against decreases in such prices.

        We manage our price risk related to future physical purchase or sale commitments for our producer services activities by entering into either corresponding physical delivery contracts or financial instruments with an objective to balance our future commitments and significantly reduce our risk to the movement in natural gas prices. However, we are subject to counterparty risk for both the physical and financial contracts. We account for certain of our producer services natural gas marketing activities as energy trading contracts in accordance with EITF 98-10, Accounting for Contracts Involved in Energy Trading and Risk Management Activities. EITF 98-10 requires energy-trading contracts to be recorded at fair value with changes in fair value reported in earnings. Accordingly, any gain or loss associated with changes in the fair value of derivatives and physical delivery contracts relating to our producer services natural gas marketing activities are recognized in earnings as profit or loss on energy trading contracts immediately.

        For each reporting period, we record the fair value of open energy trading contracts based on the difference between the quoted market price and the contract price. Accordingly, the change in fair value from the previous period is reported as profit or loss on energy trading contracts in the statement of operations. In addition, realized gains and losses from settled contracts are also recorded in profit or loss on energy trading contracts.

        Credit Risk.    We are diligent in attempting to ensure that we issue credit to only credit-worthy customers. However, our purchase and resale of gas exposes us to significant credit risk, as the margin on any sale is generally a very small percentage of the total sale price. Therefore, a credit loss can be very large relative to our overall profitability.

        Interest Rate Risk.    We will be exposed to changes in interest rates, primarily as a result of our anticipated long-term debt with floating interest rates. We expect to have $11.1 million of indebtedness outstanding at the closing of this offering. We may make use of interest rate swap agreements to adjust the ratio of fixed and floating rates in the debt portfolio, although no such agreements are currently in place. The impact of a 1% increase in interest rates on our expected debt would result in an increase in interest expense and a decrease in income before taxes of approximately $0.1 million. This amount has been determined by considering the impact of the hypothetical interest rates on our expected debt immediately after the offering of units to the public.

BUSINESS

Overview

        We are a rapidly growing independent midstream energy company engaged in the gathering, transmission, treating, processing and marketing of natural gas. We connect the wells of natural gas producers in our market areas to our gathering systems, treat natural gas to remove impurities to ensure that it meets pipeline quality specifications, process natural gas for the removal of natural gas liquids or NGLs, transport natural gas and ultimately provide an aggregated supply of natural gas to a variety of markets. We purchase natural gas from natural gas producers and other supply points and sell that natural gas to utilities, industrial consumers, other marketers and pipelines and thereby generate gross margins based on the difference between the purchase and resale prices. In addition, we purchase natural gas from producers not connected to our gathering system for resale and sell natural gas on behalf of producers for a fee.

        Our major assets include over 1,500 miles of natural gas gathering and transmission pipelines, one natural gas processing plant connected to our gathering system with a total NGL production capacity of 210,000 gallons per day and 49 natural gas treating plants. Our gathering systems consist of a network of pipelines that collect natural gas from points near producing wells and transport it to larger pipelines for further transmission. Our transmission pipelines primarily receive natural gas from our gathering systems and from third-party gathering and transmission systems and deliver natural gas to industrial end-users, utilities and other pipelines. Our processing plant removes NGLs from a natural gas stream and fractionates, or separates, the NGLs into separate NGL products, including ethane, propane, mixed butanes and natural gasoline. Our natural gas treating plants, located largely in the Texas Gulf Coast area, remove impurities from natural gas prior to delivering the gas into pipelines to ensure that it meets pipeline quality specifications.

        We have grown rapidly since the inception of our various predecessors in 1992 through a combination of acquisitions and the construction of new assets. Our income before income taxes plus depreciation and amortization expense and interest expense, which we refer to as EBITDA, has increased from $0.5 million in 1997 to $4.4 million in 2001. Our EBITDA was $9.9 million for the nine months ended September 30, 2002. Our net loss was $3.9 million for the year ended December 31, 2001, and net income was $1.5 million for the nine months ended September 30, 2002. Net income and EBITDA for the year ended December 31, 2001 and the nine months ended September 30, 2002 has been reduced by non-cash impairment charges of $2.9 million and $3.2 million, respectively. Set forth in the table below is a list of our acquisitions since January 2000.

Acquisition	Acquisition Date	Purchase Price (in thousands)	Asset Type	Average Throughput at Time of Acquisition (MMBtu/d)	Average Throughput for Nine Months Ended September 30, 2002 (MMBtu/d)
Provident City Plant	February 2000	$350	Treating plants	3,000	30,198
Will-O-Mills	February 2000	2,000	Treating plants	11,800	11,922
Arkoma Gathering System	September 2000	10,500	Gathering pipeline	10,400	10,889
Gulf Coast System	October 2000	10,632	Gathering and transmission pipeline	104,666	106,375
CCNG acquisition	May 2001	30,003	Gathering and transmission pipeline and processing plant	201,358	261,764
Pettus Gathering System	June 2001	450	Gathering system	—	—
Millenium Gas Services	October 2001	2,124	Treating assets	—	—
Florida Gas Transmission	June 2002	2,300	Pipeline segment	—	—
Star Field Services	June 2002	2,000	Gathering pipeline	17,000	6,889
KCS McCaskill Pipeline	June 2002	250	Pipeline segment	—	—

        We have two operating divisions, the Midstream division, which consists of our natural gas gathering, transmission, processing, marketing and producer services operations, and the Treating division, which provides natural gas treating for the removal of carbon dioxide and other contaminants.

        Midstream Division.    Our primary Midstream assets are four major systems along the Texas Gulf Coast and one in eastern Oklahoma, which in the aggregate consist of approximately 1,500 miles of gathering and transmission pipelines, and a natural gas processing plant connected to one of these gathering systems. For the nine months ended September 30, 2002, we gathered and transported approximately 368,681 Mcf/d of natural gas. Certain information regarding our primary assets in our Midstream division is summarized in the table below:

				Nine Months Ended September 30, 2002
Asset	Type	Length (miles)	Throughput Capacity (Mcf/d)	Average Throughput (Mcf/d)	Utilization of Capacity
Gulf Coast system	Gathering and transmission pipelines	484	200,000	101,021	50.5%
Corpus Christi system	Gathering and transmission pipelines	295	350,000	154,364	44.1%
Gregory gathering system (1)	Gathering pipelines	297	200,000	94,391	47.2%
Gregory processing plant	Processing and fractionation facility	N/A	85,000	75,798	89.1%
Arkoma gathering system	Gathering pipelines	100	20,000	10,177	50.9%
Other systems	Gathering and transmission pipelines	330	319,400	61,362	19.2%

Total		1,506

(1)
The throughput on our Gregory gathering system is limited by the processing capacity of the Gregory processing plant, which is currently 85,000 Mcf/d, and a by-pass around the Gregory processing plant which has a capacity of 30,000 Mcf/d.
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Gulf Coast System. Our Gulf Coast system consists of approximately 484 miles of gathering and transmission pipelines that run northeast along the Gulf Coast from Refugio County in south Texas to Fort Bend County near Houston, Texas. Natural gas is supplied to the system from approximately 87 receipt points, which involve production from one or more wells, and six treating and processing plant tailgates and marketed to a number of utility and industrial consumers. This system interconnects with multiple third-party pipelines offering both supply and sales sources. Our Gulf Coast system has a capacity of 200,000 Mcf/d and average throughput was approximately 101,021 Mcf/d for the nine months ended September 30, 2002.
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Corpus Christi System. Our Corpus Christi system consists of approximately 295 miles of gathering and transmission pipelines that extend from supply points in south Texas to utility and industrial markets in

Corpus Christi, Texas. Natural gas is supplied to this system from approximately 15 receipt points, 12 treating and processing plants and third-party gathering systems and pipelines. Our Corpus Christi system has a capacity of 350,000 Mcf/d and average throughput was approximately 154,364 Mcf/d for the nine months ended September 30, 2002.

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Gregory Gathering System. Our Gregory gathering system consists of approximately 297 miles of gathering pipelines located primarily in the Corpus Christi Bay area that supply liquids-rich natural gas to our Gregory processing plant. Natural gas is supplied to our Gregory gathering system from approximately 70 receipt points. Our Gregory gathering system has a capacity of 200,000 Mcf/d and average throughput was approximately 94,391 Mcf/d for the nine months ended September 30, 2002.
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Gregory Processing Plant. Our Gregory processing plant removes NGLs from the natural gas supplied by our Gregory gathering system and fractionates or separates them into marketable products for sale to third parties. Our Gregory processing plant has an inlet capacity of approximately 85,000 Mcf/d and average throughput was approximately 75,798 Mcf/d for the nine months ended September 30, 2002.

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  Arkoma Gathering System. Our Arkoma gathering system consists of approximately 100 miles of gathering pipelines located in southeastern Oklahoma. This low-pressure system gathers gas from approximately 142 wells to three compressor stations for discharge to a mainline transmission pipeline. Our Arkoma gathering system has a capacity of 20,000 Mcf/d and average throughout was approximately 10,177 Mcf/d for the nine months ended September 30, 2002.

        In our producer services operations, we purchase for resale volumes of natural gas that do not move through our gathering, processing or transmission assets from over 80 independent producers. We focus on supply aggregation transactions in which we either purchase and resell gas and thereby eliminate the need of the producer to engage in the marketing activities typically handled by in-house marketing or supply departments of larger companies, or act as agent for the producer. In a recent survey by Mastio & Co., we were ranked first in satisfaction among producers. According to the survey, producers rated buyers on 25 attributes, including creditworthiness, promptness of payment, willingness to solve problems, accessibility, responsiveness, experience, and price competitiveness.

        Treating Division.    As of September 30, 2002, we owned 49 mobile, skid-mounted treating plants of various sizes, 23 of which were operated by our personnel, six of which were operated by producers, one of which was operated by a joint venture partner and 19 of which were held in inventory. The treating plants remove carbon dioxide and hydrogen sulfide from natural gas before it is delivered into transportation systems to ensure that it meets pipeline quality specifications.

Competitive Strengths

        We believe that we are well positioned to compete in the natural gas gathering, transmission, treating, processing and producer services businesses. Our competitive strengths include:

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  Strategic position in the Texas Gulf Coast. Our operations are currently focused in the Texas Gulf Coast, with our Gregory processing plant and 83% of our total gathering and transmission pipeline miles located in this region. The Texas Gulf Coast is characterized by consistently high levels of drilling activity, which provide us with significant opportunities to access newly developed gas supplies. Our Gregory processing plant and its associated gathering system are strategically located in the liquids-rich Corpus Christi Bay and Mustang Island area. This area is currently undergoing significant exploration activity, and we believe that most of the producers drilling in the area will choose to process and market their gas through our systems due to the lack of other economic alternatives. Our Texas Gulf Coast systems also have access to a variety of industrial and utility end-user markets, as well as to other interstate and intrastate pipeline systems. Many industrial consumers locate in this region because of its proximity to large quantities of natural gas. We believe our significant presence and asset base in the Texas Gulf Coast generally provides us with a competitive advantage in capturing new supplies of natural gas and markets for natural gas because of our resulting lower costs of handling newly connected gas and delivering it to market. Our existing position in the Texas Gulf Coast region is especially advantageous because constructing a significant new pipeline system in this region would be extremely difficult due to population density and regulatory constraints. Our concentration of assets in the Texas Gulf Coast region is also providing us the opportunity to connect previously unconnected systems and better balance natural gas supplies with demand.

    Our treating operations, with 19 treating plants of varying sizes available in inventory, provides us with an advantageous position to compete for new treating business in the Texas Gulf Coast because natural gas produced from certain deeper formations in the Texas Gulf Coast is high in carbon dioxide. We believe our inventory of available treating plants gives us a competitive advantage for new treating business since we can often have a plant in service quicker than our competitors.

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  Asset base with available capacity. By aggressively marketing directly to producers and end users and adding connections to new customers, we believe we have the opportunity to leverage our existing asset base in order to fully utilize the capacity of our systems and thereby significantly increase throughput and cash flows. Since our pipeline and gathering systems have unused capacity, transporting additional volumes of natural gas through our systems should provide incremental operating income. Our Gulf Coast system, Corpus Christi system, Gregory gathering system and Arkoma system are operating at 51%, 44%, 47% and 51% of capacity, respectively, based on average daily throughput for the nine months ended September 30, 2002.
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  Range of services. We offer a full range of midstream services to natural gas producers, including gathering, transmission, treating, processing and marketing. In addition, as a component of our producer services business, we purchase natural gas for sale to others and in doing so provide risk management opportunities to natural gas producers. We believe this full range of services gives us advantages in competing for new business because we can provide substantially all the services a producer requires to get its production of natural gas to market as compared to our competitors who often do not provide a full range of services. For example, providing treating services allows us to establish new relationships with producers and facilitates the sale of additional services to producers. In addition, we provide a full range of services to natural gas buyers including an aggregated supply of natural gas, load balancing and price risk management, which allows buyers to find a significant volume of natural gas that meets their requirements without having to negotiate with multiple producers.
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  Proven acquisition expertise. Since January 2000, we have acquired and integrated 10 operations with an aggregate purchase price of approximately $60.6 million. Our management team's significant industry contacts have enabled us to become aware of, and gain access to, strategic acquisition opportunities. We intend to use our experience and reputation in strategically acquiring assets to continue to grow through accretive acquisitions, focusing on opportunities in which we see potential to improve throughput volumes and cash flows.
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  Flexible financial structure. Upon the completion of this offering, we expect to enter into a new credit agreement which will contain a $60.0 million acquisition facility, approximately $49.7 million of which will be available upon the closing of this offering, and a $25.0 million working capital facility, approximately $6.0 million of which will be available for letter of credit issuances, of which $5.0 million could be used for working capital borrowings, upon the closing of this offering. We believe the available capacity under this new credit facility combined with our ability to access the capital markets should provide us with a flexible financial structure that will facilitate our strategic expansion and acquisition strategy.
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  Experienced and motivated management. Our management team's extensive experience and contacts within the midstream industry provides a strong foundation for managing and enhancing our operations, for accessing strategic acquisition opportunities and for constructing new assets. Our senior management team, which will indirectly own approximately 60,000 common and 830,000 subordinated units upon completion of this offering and approximately 17.8% of our general partner, has an average of over 20 years of industry experience primarily with the type of assets and in the markets we currently operate. Our management team also has substantial experience selling gas in a variety of interstate and intrastate markets. Please read "Management—Directors and Executive Officers of Crosstex Energy GP, LLC" for a discussion of the experience of our executive officers.

Business Strategy

        Our strategy is to increase distributable cash flow per unit by improving the profitability of our existing systems through increasing volumes and reducing costs, focusing on accretive acquisitions and pursuing system construction and expansion opportunities. Our strategy is based on our expectation of a continued high level of drilling in our principal geographic areas and a process of ongoing divestitures of gas processing and transportation assets by large industry participants. We believe these two factors should present opportunities for continued expansion in our existing areas of operation as well as opportunities to acquire assets in new geographic areas that may serve as a platform for future growth. Key elements of our strategy include the following:

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  Improving existing system profitability. After we acquire or construct a new system, we begin an aggressive effort to market directly to both producers and end users in order to connect new supplies of natural gas, increase volumes and fully utilize the system's capacity. Many of our recently acquired systems have excess capacity that provides us opportunities to increase throughput with minimal incremental cost. As part of this process, we focus on providing a full range of services to small and medium size independent producers and end users, including supply aggregation, transportation and hedging, which we believe provides us with a competitive advantage when we compete for sources of natural gas supply. Additionally, we emphasize increasing the percentage of our natural gas sales directly to end users, such as industrial and utility consumers in an effort to increase our operating margins. For the nine months ended September 30, 2002, approximately 62% of our on-system natural gas sales were to industrial end users and utilities.
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  Pursuing accretive acquisitions. We intend to use our substantial acquisition and integration experience to continue to make strategic acquisitions of midstream assets that offer the opportunity for operational efficiencies and the potential for increased utilization and expansion of the acquired asset. We pursue acquisitions that we believe will add to existing core areas in order to capitalize on our existing infrastructure, personnel, and producer and consumer relationships. We also examine opportunities to establish new core areas in regions with significant natural gas reserves and high levels of drilling activity or with growing demand for natural gas. We plan to establish new core areas primarily through the acquisition of key assets that will serve as a platform for further growth both through additional acquisitions and the construction of new assets.
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  Undertaking construction and expansion opportunities. We leverage our existing infrastructure and producer and customer relationships by constructing and expanding systems to meet new or increased demand for our gathering, transmission, treating, processing and marketing services. These projects include expansion of existing systems and construction of new facilities. As an example, we modified the Gregory system by adding a by-pass around our Gregory processing plant which allowed us to deliver an additional 30,000 Mcf/d of gas to the plant tailgate without processing. Our recent acquisition from Florida Gas Transmission will facilitate establishing connections between our Corpus Christi and our Gulf Coast systems which will increase our flexibility in balancing gas supply and market requirements throughout the regions covered. We are also evaluating the economic feasibility of increasing the capacity of our Gregory processing plant to 150,000 Mcf/d, a 77% increase over the current capacity, and marketing the additional gas through our Corpus Christi and Gulf Coast systems.

Industry Overview

        The following diagram illustrates the natural gas treating, gathering, processing, fractionation and transmission process.

        The midstream natural gas industry is the link between exploration and production of natural gas and the delivery of its components to end-use markets. The midstream natural gas industry in North America includes approximately 525 processing plants that process approximately 50 Bcf per day of natural gas and produce approximately 80 million gallons per day of NGLs. The midstream industry is generally characterized by regional competition based on the proximity of gathering systems and processing plants to natural gas producing wells.

        Overview.    Natural gas continues to be a critical component of energy consumption in the United States. According to the Energy Information Administration, or the EIA, total domestic consumption of natural gas is expected to increase by over 2% per annum, on average, to 35.0 Tcf by 2020, from an estimated 22.8 Tcf consumed in 2000, representing approximately 24% of all total end-user energy requirements by 2020. During the last six years, the United States has on average consumed approximately 19.8 Tcf per year, with average marketed domestic production of approximately 20.0 Tcf per year during the same period. The industrial and electricity generation sectors currently account for the largest usage of natural gas in the United States.

        Petroleum refining and chemicals manufacturing are significant components of the Texas industrial economy. According to the EIA, during each of the last six years, Texas has consumed approximately 3.6 Tcf per year, with average marketed production of approximately 5.3 Tcf per year during the same period. The supply of natural gas in Texas is an inducement for companies to expand or move their manufacturing facilities to Texas. It is also a benefit to electricity companies seeking to build natural gas driven power plants. The Texas Business and Economic Development Center reports that since January 1990, Texas has been the only state in the United States to add over 100,000 manufacturing jobs and that Texas currently ranks as the second largest manufacturing state in the country.

        Natural gas reserves and production.    As of December 31, 2000, operators in the United States had 177.4 Tcf of proved "dry" natural gas reserves and 186.5 Tcf of proved reserves of "wet" natural gas reserves. Natural gas is described as dry or wet depending on its content of heavy components. These are relative terms, but as generally used, a wet gas may contain five or six gallons or more of NGLs per Mcf, whereas a dry gas usually contains less than one gallon of recoverable liquids per Mcf. Texas accounted for approximately 42.1 Tcf, or 24%, of the proved dry gas reserves and 45.4 Tcf, or 24%, of proved wet gas reserves in the United States as of December 31, 2000. While gas production in the lower 48 states is projected to grow by 9.2 Tcf between 2000 to 2020, Texas, Louisiana and Oklahoma are projected to have the largest growth (3.2 Tcf) in production during this period.

        Natural gas gathering and treating.    The natural gas gathering process begins with the drilling of wells into gas bearing rock formations. Once a well has been completed, the well is connected to a gathering system. Gathering systems typically consist of a network of small diameter pipelines and, if necessary, compression systems that collect natural gas from points near producing wells and transport it to larger pipelines for further transmission.

        Natural gas has a varied composition depending on the field, the formation and the reservoir from which it is produced. Natural gas from certain formations in the Texas Gulf Coast is high in carbon dioxide. Treating plants are placed at or near a well and remove carbon dioxide and hydrogen sulfide from natural gas before it is introduced into gathering systems to ensure that it meets pipeline quality specifications.

        Natural gas processing and fractionation.    The principal components of natural gas are methane and ethane, but most natural gas also contains varying amounts of NGLs and contaminants, such as water, sulfur compounds, nitrogen or helium. Most natural gas produced by a well is not suitable for long-haul pipeline transportation or commercial use and must be processed to remove the heavier hydrocarbon components and contaminants. Natural gas in commercial distribution systems is composed almost entirely of methane and ethane, with moisture and other contaminants removed to very low concentrations. Natural gas is processed not only to remove unwanted contaminants that would interfere with pipeline transportation or use of the natural gas, but also to separate from the gas those hydrocarbon liquids that have higher value as NGLs. The removal and separation of individual hydrocarbons by processing is possible because of differences in weight, boiling point, vapor pressure and other physical characteristics. Natural gas processing involves the separation of natural gas into pipeline quality natural gas and a mixed NGL stream, as well as the removal of contaminants.

        NGL fractionation facilities separate mixed NGL streams into discrete NGL products: ethane, propane, isobutane, normal butane and natural gasoline. Ethane is primarily used in the petrochemical industry as feedstock for ethylene, one of the basic building blocks for a wide range of plastics and other chemical products. Propane is used both as a petrochemical feedstock in the production of ethylene and propylene and as a heating fuel, an engine fuel and an industrial fuel. Isobutane is fractionated from mixed butane (a stream of normal butane and isobutane in solution) or refined from normal butane through the process of isomerization, principally for use to enhance the octane content of motor gasoline and in the production of MTBE. Normal butane is used as a petrochemical feedstock in the production of ethylene and butadiene (a key ingredient in synthetic rubber), as a blendstock for motor gasoline and to derive isobutane through isomerization. Natural gasoline, a mixture of pentanes and heavier hydrocarbons, is used primarily as motor gasoline blend stock or petrochemical feedstock.

        NGLs are fractionated by heating mixed NGL streams and passing them through a series of distillation towers. Fractionation takes advantage of the differing boiling points of the various NGL products. As the temperature of the NGL stream is increased, the lightest (lowest boiling point) NGL product boils off to the top of the tower where it is condensed and routed to storage. The mixture from the bottom of the first tower is then moved into the next tower where the process is repeated, and a different NGL product is separated and stored. This process is repeated until the NGLs have been separated into their components: ethane, propane, isobutane, normal butane and natural gasoline. Since the fractionation process uses large quantities of heat, energy costs are a major component of the total cost of fractionation.

        Natural gas transmission.    Natural gas transmission pipelines receive natural gas from mainline transmission pipelines and gathering systems and deliver the processed natural gas to industrial end-users and utilities and to other pipelines.

Operations

        Substantially all of our margins are derived from the value we add by gathering and transporting natural gas, treating natural gas, processing natural gas, purchasing natural gas for resale and marketing natural gas. Our natural gas gathering, transmission, processing, marketing and producer services operations are conducted by our Midstream division, and our treating operations are conducted by our Treating division.

  Midstream Division

        Our natural gas gathering and transmission operations include over 1,500 miles of pipeline. We own a cryogenic gas processing facility with full liquid fractionation capabilities that is located on one of our major gathering systems north of Corpus Christi. For the nine months ended September 30, 2002, we gathered and transported approximately 368,681 Mcf/d of natural gas. Set forth below is a description of our principal pipeline systems.

        Gulf Coast System.    The Gulf Coast system is an intrastate pipeline system consisting of approximately 484 miles of gathering and transmission pipelines with a mainline from Refugio County in south Texas running northeast along the Gulf Coast to the Brazos River in Fort Bend County near Houston. Our gathering and transmission pipeline ranges in diameter from four to 20 inches. We acquired the Gulf Coast system in October 2000 for a purchase price of approximately $10.6 million.

        The Gulf Coast system has two supply pipeline laterals which connect to gathering systems which collect natural gas from approximately 87 receipt points and six treating and processing plants operated by third parties. This system has three laterals—an eight inch lateral into the Victoria area, a 12 inch lateral into the Point Comfort area, and a 16 inch lateral into the Bay City area—which deliver natural gas directly to large industrial and utility consumers along the Gulf Coast. The system interconnects with multiple third-party pipelines through which we may purchase volumes not gathered through our systems for resale or through which we might deliver natural gas to customers which are not connected to our system. We also hold firm transportation capacity on the TXU Lone Star pipeline, which provides access for our Gulf Coast mainline system in Fort Bend County to the Katy hub, a major natural gas physical exchange that allows access to seven third-party pipelines, including Kinder Morgan, TECO and Trunkline. The Gulf Coast system has a capacity of 200,000 Mcf/d and average throughput on this system was approximately 101,021 Mcf/d for the nine months ended September 30, 2002.

        We generate operating profits in our Gulf Coast system through the margins we earn by purchasing, gathering, transporting and reselling natural gas. We purchase natural gas from a producer, pipeline or marketing company and then transport and resell the gas. As of September 30, 2002, we were purchasing gas from over 60 producers primarily pursuant to month-to-month contracts and were reselling the natural gas to over 10 customers primarily pursuant to short-term or month-to-month arrangements. Beginning in July 2002, we started supplying natural gas to Entex under a two year contract. For the nine months ended September 30, 2002, approximately 92% of the natural gas volumes we purchased were purchased at a fixed price relative to an index and the remainder were purchased at a percentage of an index, and all the natural gas volumes we sold were sold at a fixed price relative to an index.

        On October 31, 2002, we entered into an asset purchase agreement with Devon Gas Services, L.P. to acquire approximately 200 miles of gathering pipeline located near our Gulf Coast system. The purchase price is $12.0 million and we expect to close the transaction before the end of 2002. The pipeline ranges in diameter from four to 14 inches and has a capacity of approximately 130,000 Mcf/d, with recent throughput of approximately 40,000 Mcf/d. Gathered natural gas currently flows to the Exxon Katy plant, which is scheduled to close in November 2003. We are examining delivering the natural gas from this gathering system to the Formosa Hydrocarbons processing plant at Point Comfort, Texas beginning in the spring of 2003.

        Corpus Christi System.    The Corpus Christi system is an intrastate pipeline system consisting of approximately 295 miles of gathering and transmission pipelines and extends from supply points in south Texas to markets in Corpus Christi, Texas. Our gathering and transmission pipelines range in diameter from four to 20 inches. We acquired the Corpus Christi system in May 2001 in conjunction with the acquisition of the Gregory gathering system and Gregory processing plant, which we collectively refer to as the CCNG Acquisition, for an aggregate purchase price of approximately $30 million. Based on the differences in how we operate and the prior owner operated the CCNG assets, the CCNG acquisition is not treated as an acquisition of a continuing business operation, but rather is accounted for as a purchase of assets. Prior to our acquisition, the CCNG assets were not treated as separate assets but part of a larger enterprise and very few transactions allocated to the CCNG systems were done on an arms-length basis with third parties and, accordingly, did not reflect market values. Since our acquisition, we have operated the assets as separate profit centers, with substantially all transactions done on an arms-length basis. As part of the CCNG acquisition, we entered into a contract whereby all of the processed natural gas coming from our Gregory processing plant is sold to a subsidiary of Kinder Morgan. This contract is described below under "—Gregory Processing Plant." After the completion of the acquisition, we hired 16 former employees of the seller, all of whom are in operational positions. Our Corpus Christi system had average throughput of approximately 147,000 MMBtu of gas per day at the time of our acquisition. The main lines comprising the Corpus Christi system were constructed in the 1940's with additional expansions throughout the 1990's. We believe the expected remaining life of the pipeline system is approximately 50 years.

        Natural gas is supplied to the Corpus Christi system from approximately 15 receipt points, 12 treating and processing plants and third-party gathering systems and pipelines. The system interconnects with multiple third-party pipelines through which we may purchase volumes not gathered through our systems for resale or through which we may deliver natural gas to customers which are not connected to our system, including the Banquette hub. The Corpus Christi system has a capacity of 350,000 Mcf/d and average throughput on this system was approximately 154,364 Mcf/d for the nine months ended September 30, 2002.

        We generate operating profits in our Corpus Christi system through the margins we earn by purchasing, gathering, transporting and reselling natural gas. As of September 30, 2002, we were purchasing natural gas from approximately 25 producers generally on month-to-month or short-term arrangements. For the nine months ended September 30, 2002, substantially all of the natural gas volumes we purchased were purchased at a fixed price relative to an index.

        The Corpus Christi system transports natural gas to the Corpus Christi area where its customers include multiple major refineries and other industrial installations, as well as the local electric utility. As of September 30, 2002, we were selling gas to over 10 customers primarily pursuant to contracts that expire at various times between 2003 and 2006. For the nine months ended September 30, 2002, all of the natural gas volumes we sold were sold at a fixed price relative to an index. New customers added since the acquisition of this system have increased our sales volumes by 50,000 Mcf/d, replacing less profitable sales volumes that have been discontinued. Additionally, we have recently completed an agreement to provide transportation services to Calpine Energy Services, LP, the owner of a co-generation facility in Corpus Christi that is scheduled to come online in the fourth quarter of 2002. The Calpine facility is expected to add significantly to system demand under a 15 year contract that includes minimum annual payments to us in exchange for providing firm capacity of up to 100,000 MMBtu/d. This 400 megawatt co-generation facility will receive gas supply solely through two interconnections to the Corpus Christi transmission system. We expect average daily use by this facility to be approximately 70,000 MMBtu/d.

        In June 2002, we acquired from Florida Gas Transmission approximately 70 miles of 20 inch transmission line which allows us access to the Florida Gas transmission mainline and accordingly the ability to reach markets in Florida. We are in the process of constructing an addition to this transmission line so we can create a connection between our Gulf Coast system and our Corpus Christi system. This connection will allow us to transport gas between our two systems and thereby reduce our dependence on third-party suppliers, move gas supplies to more favorable markets and enhance our margins.

        Gregory Gathering System.    We acquired the Gregory processing plant and the Gregory gathering system in May 2001 in connection with the acquisition of the Corpus Christi system. The plant and the gathering system are located north of Corpus Christi, Texas. The gathering system is connected to approximately 70 receipt points in San Patricio County, the Corpus Christi Bay area, Mustang Island, and adjacent coastal areas. The gathering system consists of approximately 297 miles of pipeline ranging in diameter from two inches to 18 inches with a total estimated throughput capacity of 200,000 Mcf/d. Until recently, all of the gas from the gathering system has been delivered to the inlet of the processing plant. Accordingly, the capacity of the gathering system was constrained by the inlet capacity of the plant, which is approximately 85,000 Mcf/d. We have modified the system to put a by-pass around the plant so that approximately 30,000 Mcf/d of gas can be delivered to the plant tailgate without processing in addition to volumes processed in the plant. The gathering system had average throughput of approximately 94,391 Mcf/d for the nine months ended September 30, 2002. Our Gregory gathering system had average throughput of approximately 76,500 MMBtu of gas per day at the time of our acquisition. The Gregory gathering system was constructed in the 1980's and we believe the expected remaining life of the pipeline system is approximately 50 years.

        We generate operating profits in our Gregory gathering system and our Gregory processing plant through the margins earned by purchasing, gathering, transporting and reselling natural gas, and through the incremental margin, if any, generated by processing the portion of the gas for which we retain the processing risk. As of September 30, 2002, we were purchasing gas from over 40 producers primarily pursuant to month-to-month contracts, and for the nine months ended September 30, 2002, approximately 91% of the natural gas volumes we purchased were purchased at a fixed price relative to an index and the remainder were purchased at percentage of an index. All of the processed natural gas from our Gregory processing plant is sold to one customer pursuant to a contract expiring in 2006 at a price based on a fixed price relative to a monthly index. Liquids produced are sold under two contracts, one expiring in 2007, and the other expiring in March 2003.

        Gregory Processing Plant.    Our Gregory processing plant is a cryogenic turbo-expander with a 210,000 gallon per day fractionator that removes liquid hydrocarbons from the liquids-rich gas produced into the Gregory gathering system. Our Gregory processing plant has an inlet capacity of approximately 85,000 Mcf/d and average throughput was approximately 75,798 Mcf/d for the nine months ended September 30, 2002. At the time of our acquisition, the plant was processing approximately 43,400 MMBtu of gas per day. The Gregory processing plant was constructed in the 1980's and expanded and upgraded in 1998. We believe the expected remaining life of the Gregory processing plant is approximately 20 years.

        In addition to the margins generated by the Gregory gathering system, we generate revenues at our Gregory processing plant under three types of arrangements:

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  For the nine months ended September 30, 2002, we purchased approximately 44% of the natural gas volumes on our Gregory system under contracts in which we were exposed to the risk of loss or gain in processing the natural gas. Under these contracts, we fractionate the NGLs into separate NGL products, which we then sell at prices based upon the market price for NGL products. All of the processed natural gas is delivered to a single customer at a price based on a fixed price relative to a monthly index. This contract expires in March 2006. Since we extract Btu's from the gas stream in the form of the liquids or consume it as fuel during processing, we reduce the Btu content of the natural gas but seek to more than offset this by creating value from the separated NGL products. Accordingly, our margins under these arrangements can be negatively affected in periods where the value of natural gas is high relative to the value of NGLs.

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  For the nine months ended September 30, 2002, we purchased approximately 52% of the natural gas volumes on our Gregory system at a spot or market price less a discount that includes a conditioning fee for processing and marketing the natural gas and NGLs at our Gregory processing plant with no risk of loss or gain in processing the natural gas. Under these contracts, the producer retains ownership of the fractionated NGLs, and accordingly bears the risk and retains the benefits associated with processing the natural gas.

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  Most of the remaining natural gas volumes on our Gregory system are purchased pursuant to contracts that provide that the producer has the option for a minimum of a four-month period to either require us to purchase their production or to pay us a conditioning fee to process their natural gas. When the conditioning fee is charged, all liquid revenue after the reduction for fuel and shrinkage is returned to the producers. In periods where the value of natural gas is high relative to the value of the recovered liquids, it is to the producers' advantage to have us purchase their production. In periods of lower natural gas prices relative to the value of recovered liquids, it is to the producers' advantage to have us process their natural gas for a conditioning fee.

        Arkoma Gathering System.    We acquired the Arkoma gathering system, located in the Southeastern region of Oklahoma, in September 2000 for $10.5 million. In addition, since acquiring this system, we have acquired the Shawnee extension, consisting of 15 miles of gathering pipelines extending through additional supply areas in this region. The Arkoma gathering system when acquired was approximately 84 miles in length and included a 3,700 horsepower compressor station. With the addition of the Shawnee extension and additional well connections, the system is now approximately 100 miles in length and ranges in diameter from two to 10 inches. This low-pressure system gathers gas from approximately 142 wells to three compressor stations for discharge to a mainline transmission pipeline. This system has a capacity of 20,000 Mcf/d and average throughout was approximately 10,177 Mcf/d for the nine months ended September 30, 2002.

        We generate a margin for gathering and transporting gas in the Arkoma gathering system equal to a percentage of the proceeds from the sale of the natural gas into the mainline transmission pipeline. We take title to the gas at the metering point into the gathering system, with payment based upon an allocation of the metered volume sold into the mainline transmission facilities of our customer with the producer sharing their pro rata portion of the fuel costs for the compression and the removal of water from the natural gas stream.

        Other Systems.    We own several small gathering systems totaling approximately 105 miles, including our Manziel system in Wood County, Texas, our San Augustine system in San Augustine County, Texas, our Freestone Rusk system in Freestone County, Texas, and our Jack Starr and North Edna systems in Jackson County, Texas. Through Crosstex Pipeline Partners, a limited partnership of which we are the co-general partner, we own a 28% interest in five gathering systems in east Texas, totaling 82 miles with a combined capacity of 122 Mmcf/d. We also own five industrial bypass systems each of which supplies natural gas directly from a pipeline to a dedicated customer. The combined volumes for these five industrial bypass systems was approximately 4.4 Mmcf/d for the nine months ended September 30, 2002. In addition to these systems, we own various smaller gathering and transmission systems located in Texas and New Mexico.

        Producer Services.    We currently purchase for resale volumes of natural gas that do not move through our gathering, processing or transmission assets from over 80 independent producers. We engage in such activities on more than 30 interstate and intrastate pipelines with a major emphasis on Gulf Coast pipelines. We focus on supply aggregation transactions in which we either purchase and resell gas and thereby eliminate the need of the producer to engage in the marketing activities typically handled by in-house marketing or supply departments of larger companies, or act as agent for the producer.

        Our business strategy includes developing relationships with natural gas producers to facilitate the purchase of their production on a long-term basis. We believe that this business also provides us with strategic insights and valuable market intelligence which may impact our expansion and acquisition strategy.

        We offer to our customers the ability to hedge their purchase or sale price by agreeing to sell to us or to purchase from us volumes of natural gas. This risk management tool enables our customers to reduce pricing volatility associated with the sale and purchase of natural gas. When we agree to purchase or sell natural gas from a customer, we contemporaneously execute a contract for the sale or purchase of such natural gas, we enter into an offsetting obligation under futures contracts on the New York Mercantile Exchange or by using over-the-counter derivative instruments with third parties.

  Treating Division

        As of September 30, 2002, we owned 49 treating plants, 23 of which were operated by our personnel, six of which were operated by producers, one of which was operated by our joint venture partner, and 19 of which were held in inventory. We entered the treating business in 1998 with the strategic acquisition of WRA Gas Services. In October 2001, we completed our largest acquisition of gas treating assets with the acquisition of Millenium Gas Services, which added 11 treating plants, five of which were in operation and six of which were placed in our inventory. With these two acquisitions and the acquisition of additional plants, we have one of the largest gas treating operations in the Texas Gulf Coast. The treating plants remove carbon dioxide and hydrogen sulfide from natural gas before it is introduced to transportation systems to ensure that it meets pipeline quality specifications. Natural gas from certain formations in the Texas Gulf Coast is high in carbon dioxide. The majority of our active plants are treating gas from the Wilcox and Edwards formations, both of which are deeper formations that are high in carbon dioxide. Our active treating facilities include 27 amine plants, two hydrogen sulfide scavenger installations and one membrane plant. In cases where producers pay us to operate the treating facilities, we either charge a fixed rate per Mcf of natural gas treated or charge a fixed monthly fee.

        In addition to our treating plants, we have three gathering systems with an aggregate of 43 miles of gathering pipeline located in Val Verde, Crockett, Dewitt and Live Oak counties, Texas that are connected to approximately 73 producing wells. These gathering systems are connected to three of our treating plants. The diameter of these gathering pipelines ranges from two to six inches. These gathering assets in the aggregate have a capacity of 70 Mmcf/d and average throughput was approximately 26 Mmcf/d for the nine months ended September 30, 2002. In cases where we both gather and treat natural gas, our fee is generally based on throughput.

        A component of our strategy is to purchase used plants and then refurbish and repair them at our shop and seven-acre yard in Victoria, Texas and our 14-acre yard in Odessa, Texas. We believe that we can purchase used plants and recondition them at a significant cost savings to purchasing new plants. We have an inventory of plants of varying sizes which can be deployed after refurbishment. We also mount most of the plant equipment on skids allowing them to be moved in a timely and cost efficient manner. At such time as our active plants come offline, we will put them in our inventory pending redeployment. We believe our plant inventory gives us an advantage of several weeks in the time required to respond to a producer's request for treating services.

        Treating process.    The amine treating process involves a continuous circulation of a liquid chemical called amine that physically contacts with the natural gas. Amine has a chemical affinity for hydrogen sulfide and carbon dioxide that allows it to absorb the impurities from the gas. After mixing, gas and amine are separated and the impurities are removed from the amine by heating. Treating plants are sized by the amine circulation capacity in terms of gallons per minute. The size range of the 27 amine plants in operation is 3.5 to 300 gallons per minute, and the size range of the 19 plants in inventory is 3.5 to 1,000 gallons per minute.

        Hydrogen sulfide scavenger facilities use a liquid or solid chemical that reacts with hydrogen sulfide thereby removing it from the gas. Used chemicals are disposed of and cannot be regenerated as amine can. The facilities are primarily vertical towers mounted on concrete foundations. As of September 30, 2002, we had two such facilities which were operated by the producer.

        Membrane plants use a molecular filter to separate carbon dioxide and hydrogen sulfide from natural gas. As of September 30, 2002, we had one such facility which was operated by the producer and one plant in inventory.

Risk Management

        It is our policy that as we purchase natural gas, we establish a margin by selling natural gas for physical delivery to third-party users, using over-the-counter derivative instruments or by entering into a future delivery obligation under futures contracts on the New York Mercantile Exchange. Through these transactions, we seek to maintain a position that is substantially balanced between purchases, on the one hand, and sales or future delivery obligations, on the other hand. Our policy is not to acquire and hold natural gas future contracts or derivative products for the purpose of speculating on price changes.

Competition

        The natural gas gathering, transmission, treating, processing and marketing industries are highly competitive. We face strong competition in acquiring new natural gas supplies. Our competitors in obtaining additional gas supplies and in treating new natural gas supplies include major integrated oil companies, major interstate and intrastate pipelines, and other natural gas gatherers that gather, process and market natural gas. Competition for natural gas supplies is primarily based on the reputation, efficiency and reliability of the gatherer and the pricing arrangements offered by the gatherer. The main difference between us and our competitors is that we offer most midstream services, while our competitors typically offer only a few select services. Many of our competitors have capital resources and control supplies of natural gas substantially greater than ours. Our major competitors in the Texas Gulf Coast area for natural gas supplies and markets include El Paso Field Services, Kinder Morgan Inc., Houston Pipeline Company and Duke Energy Field Services.

        Our gas treating and processing operations face competition from manufacturers of new treating plants and from a small number of regional operators that provide plant leasing and operations similar to ours. We also face competition from vendors of used equipment that occasionally lease and operate plants for producers. Our primary competitor for natural gas treating services in our principal market area is The Hanover Company.

        In marketing natural gas, we have numerous competitors, including marketing affiliates of interstate pipelines, major integrated oil companies, and local and national natural gas gatherers, brokers and marketers of widely varying sizes, financial resources and experience. Local utilities and distributors of natural gas are, in some cases, engaged directly, and through affiliates, in marketing activities that compete with our marketing operations.

Natural Gas Supply

        Our end-user pipelines have connections with major interstate and intrastate pipelines which we believe have ample supplies of natural gas in excess of the volumes required for these systems. In connection with the construction and acquisition of our gathering systems, we evaluated well and reservoir data furnished by producers to determine the availability of natural gas supply for the systems. Based on those evaluations, we believe that there should be adequate natural gas supply to recoup our investment with an adequate rate of return. We do not routinely obtain independent evaluations of reserves dedicated to our systems due to the cost of such evaluations. Accordingly, we do not have estimates of total reserves dedicated to our systems or the anticipated life of such producing reserves.

Regulation

        Regulation by FERC of Interstate Natural Gas Pipelines.    We do not own any interstate natural gas pipelines, so FERC does not directly regulate any of our operations. However, FERC's regulation influences certain aspects of our business and the market for our products. In general, FERC has authority over natural gas companies that provide natural gas pipeline transportation services in interstate commerce and its authority to regulate those services includes:

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  the certification and construction of new facilities;

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  the extension or abandonment of services and facilities;

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  the maintenance of accounts and records;

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  the acquisition and disposition of facilities;

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  the initiation and discontinuation of services; and

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  various other matters.

        In recent years, FERC has pursued pro-competitive policies in its regulation of interstate natural gas pipelines. However, we cannot assure you that FERC will continue this approach as it considers matters such as pipelines' rates and rules and policies that may affect rights of access to natural gas transportation capacity.

        Intrastate Pipeline Regulation.    Our intrastate natural gas pipeline operations generally are not subject to rate regulation by FERC, but they are subject to regulation by various agencies of the states in which they are located. However, to the extent that our intrastate pipeline systems transport natural gas in interstate commerce, the rates, terms and conditions of such transportation service are subject to FERC jurisdiction under Section 311 of the Natural Gas Policy Act, which regulates, among other things, the provision of transportation services by an intrastate natural gas pipeline on behalf of a local distribution company or an interstate natural gas pipeline. Most states have agencies that possess the authority to review and authorize natural gas transportation transactions and the construction, acquisition, abandonment and interconnection of physical facilities. Some states also have state agencies that regulate transportation rates, service terms and conditions and contract pricing to ensure their reasonableness and to ensure that the intrastate pipeline companies that they regulate do not discriminate among similarly situated customers.

        Our operations in Texas are subject to the Texas Gas Utility Regulatory Act, as implemented by the TRRC. Generally the TRRC is vested with authority to ensure that rates charged for natural gas sales or transportation services are just and reasonable. The rates we charge for transportation services are deemed just and reasonable under Texas law unless challenged in a complaint. We cannot predict whether such a complaint will be filed against us or whether the TRRC will change its regulation of these rates.

        Our operations in New Mexico, where we own a private line that is used to serve one customer, are not regulated by the New Mexico Public Regulation Commission. Similarly, our eighty-four mile gathering line in Oklahoma is not regulated by the Oklahoma Corporation Commission. While it is possible that Oklahoma or New Mexico may try to assert jurisdiction on these lines, it is not likely that the assertion of that jurisdiction would have a significant effect on our operations in those states because both states tend to have light-handed regulation of natural gas pipeline facilities.

        Gathering Pipeline Regulation.    Section 1(b) of the NGA exempts natural gas gathering facilities from the jurisdiction of FERC under the NGA. We own a number of natural gas pipelines that we believe meet the traditional tests FERC has used to establish a pipeline's status as a gatherer not subject to FERC jurisdiction. However, the distinction between FERC-regulated transmission services and federally unregulated gathering services is the subject of substantial, on-going litigation, so the classification and regulation of our gathering facilities are subject to change based on future determinations by FERC and the courts. State regulation of gathering facilities generally includes various safety, environmental and, in some circumstances, nondiscriminatory take requirements, and in some instances complaint-based rate regulation.

        We are subject to state ratable take and common purchaser statutes. The ratable take statutes generally require gatherers to take, without undue discrimination, natural gas production that may be tendered to the gatherer for handling. Similarly, common purchaser statutes generally require gatherers to purchase without undue discrimination as to source of supply or producer. These statutes are designed to prohibit discrimination in favor of one producer over another producer or one source of supply over another source of supply. These statutes have the effect of restricting our right as an owner of gathering facilities to decide with whom we contract to purchase or transport natural gas.

        Natural gas gathering may receive greater regulatory scrutiny at both the state and federal levels now that FERC has taken a more light-handed approach to regulation of the gathering activities of interstate pipeline transmission companies and a number of such companies have transferred gathering facilities to unregulated affiliates. For example, the TRRC has approved changes to its regulations governing transportation and gathering services performed by intrastate pipelines and gatherers, which prohibit such entities from unduly discriminating in favor of their affiliates. Many of the producing states have adopted some form of complaint-based regulation that generally allows natural gas producers and shippers to file complaints with state regulators in an effort to resolve grievances relating to natural gas gathering access and rate discrimination. Our gathering operations could be adversely affected should they be subject in the future to the application of state or federal regulation of rates and services. Our gathering operations also may be or become subject to safety and operational regulations relating to the design, installation, testing, construction, operation, replacement and management of gathering facilities. Additional rules and legislation pertaining to these matters are considered or adopted from time to time. We cannot predict what effect, if any, such changes might have on our operations, but the industry could be required to incur additional capital expenditures and increased costs depending on future legislative and regulatory changes.

        Sales of Natural Gas.    The price at which we sell natural gas currently is not subject to federal regulation and, for the most part, is not subject to state regulation. Our sales of natural gas are affected by the availability, terms and cost of pipeline transportation. As noted above, the price and terms of access to pipeline transportation are subject to extensive federal and state regulation. FERC is continually proposing and implementing new rules and regulations affecting those segments of the natural gas industry, most notably interstate natural gas transmission companies, that remain subject to FERC's jurisdiction. These initiatives also may affect the intrastate transportation of natural gas under certain circumstances. The stated purpose of many of these regulatory changes is to promote competition among the various sectors of the natural gas industry and these initiatives generally reflect more light-handed regulation. We cannot predict the ultimate impact of these regulatory changes to our natural gas marketing operations, and we note that some of FERC's more recent proposals may adversely affect the availability and reliability of interruptible transportation service on interstate pipelines. We do not believe that we will be affected by any such FERC action materially differently than other natural gas marketers with whom we compete.

Environmental Matters

        General.    Our operation of processing and fractionization plants, pipelines and associated facilities in connection with the gathering and processing of natural gas and the transportation, fractionization and storage of NGLs is subject to stringent and complex federal, state and local laws and regulations relating to release of hazardous substances or wastes into the environment or otherwise relating to protection of the environment. As with the industry generally, compliance with existing and anticipated environmental laws and regulations increases our overall costs of doing business, including our cost of planning, constructing, and operating our plants, pipelines, and other facilities. Included in our construction and operation costs are capital cost items necessary to maintain or upgrade our equipment and facilities.

        Any failure to comply with applicable environmental laws and regulations, including those relating to obtaining required governmental approvals, may result in the assessment of administrative, civil, or criminal penalties, imposition of investigatory or remedial activities and, in less common circumstances, issuance of injunctions or construction bans or delays. While we believe that we currently hold material governmental approvals required to operate our major facilities, we are currently evaluating and updating permits for certain of our facilities that primarily were obtained in recent acquisitions. As part of the regular overall evaluation of our operations, we have implemented procedures and are presently working to ensure that all governmental approvals for both recently acquired facilities and existing operations are updated, as may be necessary. We believe that our operations and facilities are in substantial compliance with applicable environmental laws and regulations and that the cost of compliance with such laws and regulations will not have a material adverse effect on our results of operations or financial condition.

        The clear trend in environmental regulation is to place more restrictions and limitations on activities that may affect the environment, and thus there can be no assurance as to the amount or timing of future expenditures for environmental compliance or remediation, and actual future expenditures may be different from the amounts we currently anticipate. Moreover, risks of process upsets, accidental releases or spills are associated with our operations and we cannot assure you that we will not incur significant costs and liabilities as a result of such upsets, releases, or spills, including those relating to claims for damage to property and persons. In the event of future increases in costs, we may be unable to pass on those increases to our customers. A discharge of hazardous substances or wastes into the environment could, to the extent the event is not insured, subject us to substantial expense, including both the cost to comply with applicable laws and regulations and claims made by neighboring landowners and other third parties for personal injury or damage to property. We will attempt to anticipate future regulatory requirements that might be imposed and plan accordingly in order to remain in compliance with changing environmental laws and regulations and to minimize the costs of such compliance.

        Hazardous Substance and Waste.    To a large extent, the environmental laws and regulations affecting our operations relate to the release of hazardous substances or solid wastes into soils, groundwater, and surface water, and include measures to control environmental pollution of the environment. These laws and regulations generally regulate the generation, storage, treatment, transportation, and disposal of solid and hazardous wastes, and may require investigatory and corrective actions of facilities where such waste may have been released or disposed. For instance, the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, also known as the "Superfund" law, and comparable state laws, impose liability without regard to fault or the legality of the original conduct, on certain classes of persons that contributed to a release of "hazardous substance" into the environment. These persons include the owner or operator of the site where a release occurred and companies that disposed or arranged for the disposal of the hazardous substances found at the site. Under CERCLA, these persons may be subject to joint and several liability for the costs of cleaning up the hazardous substances that have been released into the environment, for damages to natural resources, and for the costs of certain health studies. CERCLA also authorizes the EPA and, in some cases, third parties to take actions in response to threats to the public health or the environment and to seek to recover from the responsible classes of persons the costs they incur. It is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by hazardous substances or other wastes released into the environment. Although "petroleum" as well as natural gas and NGLs are excluded from CERCLA's definition of a "hazardous substance," in the course of our ordinary operations we will generate wastes that may fall within the definition of a "hazardous substance." We may be responsible under CERCLA for all or part of the costs required to clean up sites at which such wastes have been disposed. We have not received any notification that we may be potentially responsible for cleanup costs under CERCLA or any analogous state laws.

        We also generate both hazardous and nonhazardous solid wastes that are subject to requirements of the federal Resource Conservation and Recovery Act, or RCRA, and comparable state statutes. From time to time, the Environmental Protection Agency, or EPA, has considered the adoption of stricter disposal standards for nonhazardous wastes, including crude oil and natural gas wastes. We are not currently required to comply with a substantial portion of the RCRA requirements because our operations generate minimal quantities of hazardous wastes. However, it is possible that some wastes generated by us that are currently classified as nonhazardous may in the future be designated as

"hazardous wastes," resulting in the wastes being subject to more rigorous and costly disposal requirements. Changes in applicable regulations may result in an increase in our capital expenditures or plant operating expenses.

        We currently own or lease, and have in the past owned or leased, properties that have been used over the years for natural gas gathering and processing and for NGL fractionation, transportation and storage. Solid waste disposal practices within the NGL industry and other oil and natural gas related industries have improved over the years with the passage and implementation of various environmental laws and regulations. Nevertheless, some hydrocarbons and other solid wastes have been disposed of on or under various properties owned or leased by us during the operating history of those facilities. In addition, a number of these properties may have been operated by third parties over whom we had no control as to such entities' handling of hydrocarbons or other wastes and the manner in which such substances may have been disposed of or released. These properties and wastes disposed thereon may be subject to CERCLA, RCRA, and analogous state laws. Under these laws, we could be required to remove or remediate previously disposed wastes or property contamination, including groundwater contamination or to perform remedial operations to prevent future contamination.

        Air Emissions.    Our operations are subject to the Clean Air Act and comparable state statutes. Amendments to the Clean Air Act were enacted in 1990. Moreover, recent or soon to be adopted changes to state implementation plans for controlling air emissions in regional, non-attainment areas require or will require most industrial operations in the United States to incur capital expenditures in order to meet air emission control standards developed by the EPA and state environmental agencies. As a result of these amendments, our processing and fractionating plants, pipelines, and storage facilities that emit volatile organic compounds or nitrogen oxides may become subject to increasingly stringent regulations, including requirements that some sources install maximum or reasonably available control technology. Such requirements, if applicable to our operations, could cause us to incur capital expenditures in the next several years for air pollution control equipment in connection with maintaining or obtaining governmental approvals addressing air emission-related issues. In addition, the 1990 Clean Air Act Amendments established a new operating permit for major sources, which applies to some of our facilities. Failure to comply with applicable air statutes or regulations may lead to the assessment of administrative, civil or criminal penalties, and may result in the limitation or cessation of construction or operation of certain air emission sources. Although we can give no assurances, we believe implementation of the 1990 Clean Air Act Amendments will not have a material adverse effect on our financial condition or results of operations.

        Clean Water Act.    The Federal Water Pollution Control Act, also known as the Clean Water Act, and similar state laws impose restrictions and strict controls regarding the discharge of pollutants, including natural gas liquid-related wastes, into state waters or waters of the United States. Regulations promulgated pursuant to these laws require that entities that discharge into federal and state waters obtain National Pollutant Discharge Elimination System, or NPDES, and/or state permits authorizing these discharges. The Clean Water Act and analogous state laws assess administrative, civil and criminal penalties for discharges of unauthorized pollutants into the water and impose substantial liability for the costs of removing spills from such waters. In addition, the Clean Water Act and analogous state laws require that individual permits or coverage under general permits be obtained by covered facilities for discharges of storm water runoff. We believe that we are in substantial compliance with Clean Water Act permitting requirements as well as the conditions imposed thereunder, and that continued compliance with such existing permit conditions will not have a material effect on our results of operations.

        Employee Safety.    We are subject to the requirements of the Occupational Safety and Health Act, referred to as OSHA, and comparable state laws that regulate the protection of the health and safety of workers. In addition, the OSHA hazard communication standard requires that information be maintained about hazardous materials used or produced in operations and that this information be provided to employees, state and local government authorities and citizens. We believe that our operations are in substantial compliance with the OSHA requirements, including general industry standards, record keeping requirements, and monitoring of occupational exposure to regulated substances.

        Endangered Species Act.    The Endangered Species Act restricts activities that may affect endangered species or their habitats. While we have no reason to believe that we operate in any area that is currently designed as habitat for endangered or threatened species, the discovery of previously unidentified endangered species could cause us to incur additional costs or become subject to operating restrictions or bans in the affected areas.

        Safety Regulations.    Our pipelines are subject to regulation by the U.S. Department of Transportation under the Hazardous Liquid Pipeline Safety Act, as amended, or HLPSA, relating to the design, installation, testing, construction, operation, replacement and management of pipeline facilities. The HLPSA covers crude oil, carbon dioxide, NGL and petroleum products pipelines and requires any entity which owns or operates pipeline facilities to comply with the regulations under the HLPSA, to permit access to and allow copying of records and to make certain reports and provide information as required by the Secretary of Transportation. We believe that our pipeline operations are in substantial compliance with applicable HLPSA requirements; however, due to the possibility of new or amended laws and regulations or reinterpretation of existing laws and regulations, there can be no assurance that future compliance with the HLPSA will not have a material adverse effect on our results of operations or financial positions.

Title to Properties

        Substantially all of our pipelines are constructed on rights-of-way granted by the apparent record owners of the property. Lands over which pipeline rights-of-way have been obtained may be subject to prior liens that have not been subordinated to the right-of-way grants. We have obtained, where necessary, easement agreements from public authorities and railroad companies to cross over or under, or to lay facilities in or along, watercourses, county roads, municipal streets, railroad properties and state highways, as applicable. In some cases, property on which our pipeline was built was purchased in fee. Our Gregory processing plant is on land that we own in fee.

        Some of the leases, easements, rights-of-way, permits, licenses and franchise ordinances that will be transferred to us will require the consent of the current landowner to transfer these rights, which in some instances is a governmental entity. Our general partner believes that it has obtained or will obtain sufficient third-party consents, permits and authorizations for the transfer of the assets necessary for us to operate our business in all material respects as described in this prospectus. With respect to any consents, permits or authorizations that have not been obtained, our general partner believes that these consents, permits or authorizations will be obtained after the closing of this offering, or that the failure to obtain these consents, permits or authorizations will have no material adverse effect on the operation of our business.

        Our general partner believes that we have satisfactory title to all of our assets. Record title to some of our assets may continue to be held by affiliates of our predecessor until we have made the appropriate filings in the jurisdictions in which such assets are located and obtained any consents and approvals that are not obtained prior to transfer. Title to property may be subject to encumbrances. Our general partner believes that none of such encumbrances should materially detract from the value of our properties or from our interest in these properties or should materially interfere with their use in the operation of our business.

Office Facilities

        In addition to our gathering and treating facilities discussed above, we occupy approximately 17,000 square feet of space at our executive offices in Dallas, Texas under a lease expiring in November 2004. While we may require additional office space as our business expands, we believe that our existing facilities are adequate to meet our needs for the immediate future, and that additional facilities will be available on commercially reasonable terms as needed.

Employees

        As of July 1, 2002, we had approximately 120 full-time employees. Approximately half of our employees were general and administrative, engineering, accounting and commercial personnel and the remainder were operational employees. We are not party to any collective bargaining agreements, and we have not had any significant labor disputes in the past. We believe that we have good relations with our employees.

Litigation

        We are not currently a party to any material litigation. Our operations are subject to a variety of risks and disputes normally incident to our business. As a result, at any given time we may be a defendant in various legal proceedings and litigation arising in the ordinary course of business. We maintain insurance policies with insurers in amounts and with coverage and deductibles as the managing general partner believes are reasonable and prudent. However, we cannot assure that this insurance will be adequate to protect us from all material expenses related to potential future claims for personal and property damage or that these levels of insurance will be available in the future at economical prices.

MANAGEMENT

Management of Crosstex Energy, L.P.

        Crosstex Energy GP, LLC, as the general partner of our general partner, will manage our operations and activities on behalf of our general partner. Our general partner is not elected by our unitholders and will not be subject to re-election on a regular basis in the future. Unitholders will not directly or indirectly participate in our management or operations. Our general partner owes a fiduciary duty to our unitholders. Our general partner will be liable, as general partner, for all of our debts (to the extent not paid from our assets), except for indebtedness or other obligations that are made specifically non-recourse to it. Whenever possible, our general partner intends to incur indebtedness or other obligations that are non-recourse.

        At least two members of the board of directors of Crosstex Energy GP, LLC will serve on a conflicts committee to review specific matters which the board of directors believes may involve conflicts of interest. The conflicts committee will determine if the resolution of the conflict of interest is fair and reasonable to us. The members of the conflicts committee may not be officers or employees of our general partner or directors, officers or employees of its affiliates and must meet the independence standards to serve on an audit committee of a board of directors established by the Nasdaq Stock Market. Additionally, the members of the conflicts committee are prohibited from holding any ownership interest in us or in any of our affiliates other than common units. Any matters approved by the conflicts committee will be conclusively deemed to be fair and reasonable to us, approved by all of our partners, and not a breach by our general partner of any duties it may owe us or our unitholders.

        Two members of the board of directors will also serve on a compensation committee, which will oversee compensation decisions for the officers of our general partner as well as the compensation plans described below. In addition, three members of the board of directors will serve on an audit committee that will review our external financial reporting, recommend engagement of our independent auditors and review procedures for internal auditing and the adequacy of our internal accounting controls. The members of the audit committee must meet the independence standards established by the Nasdaq Stock Market.

Directors and Executive Officers of Crosstex Energy GP, LLC

        The following table shows information for the directors and executive officers of Crosstex Energy GP, LLC. Executive officers and directors are elected for one-year terms.

Name	Age	Position with Crosstex Energy GP, LLC
Barry E. Davis	41	President, Chief Executive Officer and Director
James R. Wales	48	Executive Vice President—Midstream Division
A. Chris Aulds	40	Executive Vice President—Treating Division
Jack M. Lafield	51	Senior Vice President—Business Development
William W. Davis	49	Senior Vice President and Chief Financial Officer
Michael P. Scott	46	Vice President—Engineering and Operations
C. Roland Haden	62	Director nominee
Bryan H. Lawrence	60	Director
Sheldon B. Lubar	73	Director nominee
Robert F. Murchison	48	Director nominee
Stephen A. Wells	58	Director nominee

        Within 90 days of the closing of this offering, Crosstex Energy GP, LLC expects to appoint another director who meets the independence standards established by the Nasdaq Stock Market.

        Barry E. Davis, President, Chief Executive Officer and Director, led the management buyout of the midstream assets of Comstock Natural Gas, Inc. in December 1996, which transaction resulted in the formation of our predecessor. Mr. Davis was President and Chief Operating Officer of Comstock Natural Gas and founder of Ventana Natural Gas, a gas marketing and pipeline company that was purchased by Comstock Natural Gas. Mr. Davis started Ventana Natural Gas in June 1992. Prior to starting Ventana, he was Vice President of Marketing and Project Development for Endevco, Inc. Before joining Endevco, Mr. Davis was employed by Enserch Exploration in the marketing group.

        James R. Wales, Executive Vice President—Midstream Division, joined our predecessor in December 1996. As one of the founders of Sunrise Energy Services, Inc., he helped build Sunrise into a major national independent natural gas marketing company, with sales and service volumes in excess of 600,000 MMBtu/d. Mr. Wales started his career as an engineer with Union Carbide. In 1981, he joined Producers Gas Company, a subsidiary of Lear Petroleum Corp., and served as manager of its Mid-Continent office. In 1986, he joined Sunrise as Executive Vice President of Supply, Marketing and Transportation. From 1993 to 1994, Mr. Wales was the Chief Operating Officer of Triumph Natural Gas, Inc., a private midstream business. Prior to joining Crosstex, Mr. Wales was Vice President for Teco Gas Marketing Company.

        A. Chris Aulds, Executive Vice President—Treating Division, together with Barry E. Davis, participated in the management buyout of Comstock Natural Gas in December 1996. Mr. Aulds joined Comstock Natural Gas, Inc. in October 1994 as a result of the acquisition by Comstock of the assets and operations of Victoria Gas Corporation. Mr. Aulds joined Victoria in 1990 as Vice President responsible for gas supply, marketing and new business development and was directly involved in the providing of risk management services to gas producers. Prior to joining Victoria, Mr. Aulds was employed by Mobil Oil Corporation as a production engineer before being transferred to Mobil's gas marketing division in 1989. There he assisted in the creation and implementation of Mobil's third-party gas supply business segment.

        Jack M. Lafield, Senior Vice President—Business Development, joined our predecessor in August 2000. For five years prior to joining Crosstex, Mr. Lafield was Managing Director of Avia Energy, an energy consulting group, and was involved in all phases of acquiring, building, owning and operating midstream assets and natural gas reserves. He also provided project development and consulting in domestic and international energy projects to major industry and financing organizations, including development, engineering, financing, implementation and operations. Prior to consulting, Mr. Lafield held positions of President and Chief Executive Officer of Triumph Natural Gas, a private midstream business he founded, President and Chief Operating Officer of Nagasco, Inc. (a joint venture with Apache Corporation), President of Producers' Gas Company, and Senior Vice President of Lear Petroleum Corp.

        William W. Davis, Senior Vice President and Chief Financial Officer, joined our predecessor in September 2001, and has 25 years of finance and accounting experience. Prior to joining our predecessor, Mr. Davis held various positions with Sunshine Mining and Refining Company from 1983 to September 2001, including Vice President—Financial Analysis from 1983 to 1986, Senior Vice President and Chief Accounting Officer from 1986 to 1991 and Executive Vice President and Chief Financial Officer from 1991 to 2001. In addition, Mr. Davis served as Chief Operating Officer in 2000 and 2001. Mr. Davis is not related to Barry E. Davis.

        Michael P. Scott, Vice President—Engineering and Operations, joined our predecessor in July 2001. Before joining our predecessor, Mr. Scott held various positions at Aquila Gas Pipeline Corporation, including Director of Engineering from 1992 to 2001, Director of Operations from 1990 to 1992, and Director of Project Development from 1989 to 1990. Prior to Aquila, Mr. Scott held various project development and engineering positions at Cabot Corporation/Cabot Transmission, Perry Gas Processors and General Electric.

        C. Roland Haden will join us as a director upon the completion of this offering. Mr. Haden held the positions of Vice Chancellor of the Texas A&M System, Director of the Texas Engineering Experiment Station and Dean of Look College of Engineering at Texas A&M University from 1993 to 2002. Prior to joining Texas A&M University, Mr. Haden served as Vice Chancellor for Academic Affairs and Provost of Louisiana State University from 1991 to 1993 and held various positions with Arizona State University, including Dean and Professor of Engineering & Applied Sciences from 1989 to 1991, Provost, ASU West Campus from 1988 to 1989, Vice President for Academic Affairs from 1987 to 1988 and Dean and Professor of Engineering and Applied Sciences from 1978 to 1987. Mr. Haden formerly served as a director of Square D Company, a Fortune 500 electrical manufacturing company, as a director of E-Systems, a Fortune 500 defense contractor, and as a member of the Telecommunications Advisory Board of A.T. Kearney, a nationally ranked consulting firm. He has been a director of Inter-tel, Inc., a leading telecommunications company, since 1983. Mr. Haden holds a bachelor's degree from the University of Texas, Arlington, a Masters degree from the California Institute of Technology, and a Ph.D. from the University of Texas, Austin, all in electrical engineering.

        Bryan H. Lawrence joined our predecessor as a director in May 2000. Mr. Lawrence is a founder and senior manager of Yorktown Partners LLC, the manager of the Yorktown group of investment partnerships, which make investments in companies engaged in the energy industry. The Yorktown partnerships were formerly affiliated with the investment firm of Dillon, Read & Co. Inc., where Mr. Lawrence had been employed since 1966, serving as a Managing Director until the merger of Dillon Read with SBC Warburg in September 1997. Mr. Lawrence also serves as a director of Carbon Energy Corporation, D&K Healthcare Resources, Inc., Hallador Petroleum Company, TransMontaigne Inc., and Vintage Petroleum, Inc. (each a United States publicly traded company) and Cavell Energy Corp. (a Canadian publicly traded company) and certain non-public companies in the energy industry in which Yorktown partnerships hold equity interests including PetroSantander Inc., Savoy Energy, L.P., Athanor Resources Inc., Camden Resources, Inc., ESI Energy Services Inc., Ellora Energy Inc., and Dernick Resources Inc.

        Sheldon B. Lubar will join us as a director upon the completion of this offering. Mr. Lubar has been Chairman of the Board of Lubar & Co. Incorporated, a private investment and venture capital firm he founded, since 1977. He was Chairman of the Board of Christiana Companies, Inc., a logistics and manufacturing company, from 1987 until its merger with Weatherford International in 1995. Mr. Lubar has also been a Director of C2, Inc., a logistics and manufacturing company, since 1995, MGIC Investment Corporation, a mortgage insurance company, since 1991, Grant Prideco, Inc., an energy services company, since 2000, and Weatherford International, Inc., an energy services company, since 1995. Mr. Lubar holds a bachelor's degree in Business Administration and a Law degree from the University of Wisconsin—Madison. He was awarded an honorary Doctor of Commercial Science degree from the University of Wisconsin—Milwaukee.

        Robert F. Murchison will join us as a director upon the completion of this offering. Mr. Murchison has been the President of the general partner of Murchison Capital Partners, L.P., a private equity investment partnership since 1992. Prior to founding Murchison Capital Partners, L.P., Mr. Murchison held various positions with Romacorp, Inc., the franchisor and operator of Tony Roma's restaurants, including Chief Executive Officer from 1984 to 1986 and Chairman of the board of directors from 1984 to 1993. He served as a director of Cenergy Corporation, an oil and gas exploration and production company, from 1984 to 1987, Conquest Exploration Company from 1987 to 1991 and has served as a director of TNW Corporation, a short line railroad holding company, since 1981 and Tecon Corporation, a holding company with holdings in real estate development, investor owned water utilities, rail car repair and the fund of funds management business, since 1978. Mr. Murchison holds a bachelor's degree in history from Yale University.

        Stephen A. Wells will join us as a director upon the completion of this offering. Mr. Wells has been the President of Wells Resources, Inc., a private oil, gas and ranching company since 1983. Prior to founding Wells Resources, Inc., Mr. Wells served in executive management positions with various energy companies, with an emphasis in oil field services. He served as Chief Executive Officer and director of Avista Resources, Inc. from April 1999 to October 1999, director and Chief Executive Officer of Grasso Corporation, a contract production management company, from 1992 to 1994, Chief Executive Officer and director of Coastwide Energy Services, Inc. from 1993 to 1996, and President, Chief Executive Officer and director of Wells Strathclyde Company, an oil field services company he co-founded from 1978 to 1982. Mr. Wells also serves as a director and audit committee chair of Oil States International and as a director and audit committee chair of Pogo Producing Company. Mr. Wells holds a bachelor's degree in accounting from Abilene Christian University.

Reimbursement of Expenses of the General Partner

        Our general partner will not receive any management fee or other compensation for its management of our partnership. Our general partner and its affiliates will be reimbursed for expenses incurred on our behalf. These expenses include the costs of employee, officer and director compensation and benefits properly allocable to us, and all other expenses necessary or appropriate to the conduct of the business of, and allocable to, us. The partnership agreement provides that our general partner will determine the expenses that are allocable to us in any reasonable manner determined by our general partner in its sole discretion. For the first 12 months following this offering, the amount which we will reimburse the general partner and its affiliates for costs incurred with respect to the general and administrative services performed on our behalf will not exceed $6.0 million. This reimbursement cap will not apply to the cost of any third-party legal, accounting or advisory services received, or the direct expenses of management incurred, in connection with acquisition or business development opportunities evaluated on behalf of the partnership.

Executive Compensation

        We, our general partner and its general partner, Crosstex Energy GP, LLC, were formed in July 2002. Accordingly, Crosstex Energy GP, LLC paid no compensation to its directors and officers with respect to the 2001 fiscal year. No obligations were accrued in respect of management incentive or retirement benefits for the directors and officers with respect to the 2001 fiscal year. Officers and employees of Crosstex Energy GP, LLC may participate in employee benefit plans and arrangements sponsored by Crosstex Energy GP, LLC, including plans which may be established by the general partner or its affiliates in the future.

Compensation of Directors

        No additional remuneration will be paid to officers or employees of Crosstex Energy GP, LLC who also serve as directors. Crosstex Energy GP, LLC anticipates that each independent director will receive a combination of cash and units as compensation for services rendered, including attending meetings of the board of directors and committee meetings. In addition, each independent director will be reimbursed for his out-of-pocket expenses in connection with attending meetings of the board of directors or committees. Each director will be fully indemnified for his actions associated with being a director to the fullest extent permitted under Delaware law.

Employment Agreements

        The executive officers of the general partner of our general partner, including Barry E. Davis, James R. Wales, A. Chris Aulds, Jack M. Lafield, William W. Davis and Michael P. Scott, have entered into employment agreements to become effective upon the consummation of the offering of the common units. The following is a summary of the material provisions of those employment agreements, copies of which have been filed as exhibits to the registration statement relating to this prospectus.

All of these employment agreements are substantially similar, with certain exceptions as set forth below.

        Each of the employment agreements will have an initial term that expires two years from the effective date, but will automatically be extended such that the remaining term of the agreements will not be less than one year. The employment agreements provide for a base annual salary of $201,500, $171,064, $171,064, $160,875, $160,875 and $134,304 for Barry E. Davis, James R. Wales, A. Chris Aulds, Jack M. Lafield, William W. Davis and Michael P. Scott, respectively.

        Except in the event of our becoming bankrupt or ceasing operations, termination for cause or termination by the employee other than for good reason, the employment agreements provide for continued salary payments, bonus and benefits following termination of employment for the remainder of the employment term under the agreement. If a change in control occurs during the term of an employee's employment and either party to the agreement terminates the employee's employment as a result thereof, the employee will be entitled to receive salary payments, bonus and benefits following termination of employment for the remainder of the employment term under the agreement.

        The employment agreements also provide for a noncompetition period that will continue until the later of one year after the termination of the employee's employment or the date on which the employee is no longer entitled to receive severance payments under the employment agreement. During the noncompetition period, the employees are generally prohibited from engaging in any business that competes with us or our affiliates in areas in which we conduct business as of the date of termination and from soliciting or inducing any of our employees to terminate their employment with us or accept employment with anyone else or interfere in a similar manner with our business.

Long-Term Incentive Plan

        Crosstex Energy GP, LLC intends to adopt a long-term incentive plan for employees and directors of Crosstex Energy GP, LLC and its affiliates who perform services for us.

        The long-term incentive plan consists of two components: restricted units and unit options. The long-term incentive plan currently permits the grant of awards covering an aggregate of 700,000 common units, 233,000 of which may be awarded in the form of restricted units and 467,000 of which may be awarded in the form of unit options. The plan is administered by the compensation committee of Crosstex Energy GP, LLC's board of directors.

        Crosstex Energy GP, LLC's board of directors in its discretion may terminate or amend the long-term incentive plan at any time with respect to any units for which a grant has not yet been made. Crosstex Energy GP, LLC's board of directors also has the right to alter or amend the long-term incentive plan or any part of the plan from time to time, including increasing the number of units that may be granted subject to unitholder approval as required by the exchange upon which the common units are listed at that time. However, no change in any outstanding grant may be made that would materially impair the rights of the participant without the consent of the participant.

        Restricted Units. A restricted unit is a "phantom" unit that entitles the grantee to receive a common unit upon the vesting of the phantom unit or, in the discretion of the compensation committee, cash equivalent to the value of a common unit. At the time of this offering, we will not grant any restricted units. In the future, the compensation committee may make additional grants under the plan to employees and directors containing such terms as the compensation committee shall determine under the plan. The committee may base its determination upon the achievement of specified financial objectives. In addition, the restricted units will vest upon a change of control of us, our general partner or Crosstex Energy GP, LLC.

        If a grantee's employment or membership on the board of directors terminates for any reason, the grantee's restricted units will be automatically forfeited unless, and to the extent, the compensation committee provides otherwise. Common units to be delivered upon the vesting of restricted units may be common units acquired by Crosstex Energy GP, LLC in the open market, common units already owned by Crosstex Energy GP, LLC, common units acquired by Crosstex Energy GP, LLC directly from us or any other person or any combination of the foregoing. Crosstex Energy GP, LLC will be entitled to reimbursement by us for the cost incurred in acquiring common units. If we issue new common units upon vesting of the restricted units, the total number of common units outstanding will increase. The compensation committee, in its discretion, may grant tandem distribution equivalent rights with respect to restricted units.

        We intend the issuance of the common units upon vesting of the restricted units under the plan to serve as a means of incentive compensation for performance and not primarily as an opportunity to participate in the equity appreciation of the common units. Therefore, plan participants will not pay any consideration for the common units they receive, and we will receive no remuneration for the units.

        Unit Options.    The long-term incentive plan currently permits the grant of options covering common units. Unit options will have an exercise price that, in the discretion of the compensation committee, may be less than, equal to or more than the fair market value of the units on the date of grant. In general, unit options granted will become exercisable over a period determined by the compensation committee. In addition, the unit options will become exercisable upon a change in control of us, our general partner or Crosstex Energy GP, LLC or upon the achievement of specified financial objectives.

        At the time of the offering, we expect to grant options to purchase an aggregate of approximately 175,000 common units to employees and directors of Crosstex Energy GP, LLC. The options will have an exercise price equal to the initial public offering price. We expect that Barry E. Davis will receive options to purchase 30,000 common units, James R. Wales and A. Chris Aulds will each receive options to purchase 20,000 common units, Jack M. Lafield and William W. Davis will each receive options to purchase 17,500 common units, and Michael P. Scott will receive options to purchase 12,500 common units.

        Upon exercise of a unit option, Crosstex Energy GP, LLC will acquire common units in the open market or directly from us or any other person or use common units already owned by Crosstex Energy GP, LLC, or any combination of the foregoing. Crosstex Energy GP, LLC will be entitled to reimbursement by us for the difference between the cost incurred by it in acquiring these common units and the proceeds received by it from an optionee at the time of exercise. Thus, the cost of the unit options will be borne by us. If we issue new common units upon exercise of the unit options, the total number of common units outstanding will increase, and Crosstex Energy GP, LLC will pay us the proceeds it received from the optionee upon exercise of the unit option. The unit option plan has been designed to furnish additional compensation to employees and directors and to align their economic interests with those of common unitholders.

Short-Term Incentive Plan

        Crosstex Energy GP, LLC also intends to adopt a short-term incentive plan for management and other employees who perform services for us. The short-term incentive plan will be administered by the compensation committee. The proposed short-term incentive plan is designed to enhance our financial performance by rewarding management and employees with cash awards for achieving certain performance objectives, including partnership financial targets, individual performance targets or a combination of both. The performance objective for each year will be recommended by the compensation committee of the board of directors. Individual participants and payments each year will be determined by and in the discretion of the compensation committee, and the compensation committee will be able to amend the plan at any time.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

        The following table shows the beneficial ownership of units of Crosstex Energy, L.P. that will be issued upon the completion of this offering and the related transactions held by:

  •
  each person who then will beneficially own 5% or more of the units then outstanding;

  •
  all the directors of Crosstex Energy GP, LLC;

  •
  each named executive officer of Crosstex Energy GP, LLC; and

  •
  all the directors and executive officers of Crosstex Energy GP, LLC as a group.

Name of Beneficial Owner(1)	Common Units to be Beneficially Owned	Percentage of Common Units to be Beneficially Owned	Subordinated Units to be Beneficially Owned	Percentage of Subordinated Units to be Beneficially Owned	Percentage of Total Units to be Beneficially Owned
Crosstex Energy Holdings Inc.	333,000	14.3%	4,667,000	100.0%	71.4%
Barry E. Davis(2)(3)	—	—	—	—	—
James R. Wales(2)(3)	—	—	—	—	—
A. Chris Aulds(2)(3)	—	—	—	—	—
Jack M. Lafield(2)(3)	—	—	—	—	—
William W. Davis(2)(3)	—	—	—	—	—
Michael P. Scott(2)(3)	—	—	—	—	—
C. Roland Haden	—	—	—	—	—
Bryan H. Lawrence(4)	—	—	—	—	—
Sheldon B. Lubar(5)	—	—	—	—	—
Stephen A. Wells	—	—	—	—	—
Robert F. Murchison	—	—	—	—	—
All directors and executive officers as a group (11 persons)	—	—	—	—	—

(1)
The address of each person listed above is 2501 Cedar Springs, Suite 600, Dallas, Texas 75201.

(2)
Barry E. Davis, James R. Wales, A. Chris Aulds, Jack M. Lafield, William W. Davis and Michael P. Scott each hold an ownership interest in Crosstex Energy Holdings Inc. as indicated in the following table.

(3)
We anticipate making grants of options to purchase a total of 175,000 common units following the closing of the offering to employees and directors of Crosstex Energy GP, LLC, including the named executive officers. Please see "Management—Long-Term Incentive Plan."

(4)
Bryan H. Lawrence is a member and a manager of the general partner of both Yorktown Energy Partners IV, L.P. and Yorktown Energy Partners V, L.P. Both of these limited partnerships own an interest in Crosstex Energy Holdings Inc. as indicated in the following table.

(5)
Sheldon B. Lubar is a general partner of Lubar Nominees, and Lubar Nominees holds an ownership interest in Crosstex Energy Holdings Inc. as indicated in the following table.

        The following table shows the beneficial ownership of Crosstex Energy Holdings Inc. upon completion of this offering. Crosstex Energy Holdings Inc. owns Crosstex Energy GP, LLC and,

together with Crosstex Energy GP, LLC, our general partner and, as reflected above, common units and subordinated units.

Name of Beneficial Owner(1)	Percent of Equity
Yorktown Energy Partners IV, L.P.(2)	60.1%
Yorktown Energy Partners V, L.P.(2)	15.1%
Lubar Nominees(3)	5.8%
Barry E. Davis(4)	7.8%
James R. Wales(4)	3.5%
A. Chris Aulds(4)	5.2%
Jack M. Lafield(4)	*
William W. Davis(4)	*
Michael P. Scott(4)	*
C. Roland Haden	—
Bryan H. Lawrence(5)	—
Sheldon B. Lubar(3)	5.8%
Stephen A. Wells	—
Robert F. Murchison	—
All directors and executive officers as a group (11 persons)(4)	23.6%
Other(6)	2.6%

*
Less than 1%.

(1)
Unless otherwise indicated, the address of each person listed above is 2501 Cedar Springs, Suite 600, Dallas, Texas 75201.

(2)
The address for Yorktown Energy Partners IV, L.P. and Yorktown Energy Partners V, L.P. is 410 Park Avenue, New York, New York 10022.

(3)
Sheldon B. Lubar is a general partner of Lubar Nominees, and may be deemed to beneficially own the shares held by Lubar Nominees.

(4)
Ownership percentage for such individual or group includes shares issuable pursuant to stock options which are presently exercisable or exercisable within 60 days.

(5)
Bryan H. Lawrence is a member and a manager of the general partner of both Yorktown Energy Partners IV, L.P. and Yorktown Energy Partners V, L.P.

(6)
Held by five key employees of Crosstex Energy GP, LLC.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

        After this offering, Crosstex Energy Holdings Inc. will own 333,000 common units and 4,667,000 subordinated units representing an aggregate 70.0% limited partnership interest in us. Our general partner will own a 2% general partner interest in us and the incentive distribution rights. Our general partner's ability, as general partner, to manage and operate Crosstex Energy, L.P. and Crosstex Energy Holdings' ownership of an aggregate 70.0% limited partner interest in us effectively gives our general partner the ability to veto some of our actions and to control our management.

Distributions and Payments to the General Partner and its Affiliates

        The following table summarizes the distributions and payments to be made by us to our general partner and its affiliates in connection with the formation, ongoing operation, and liquidation of Crosstex Energy, L.P. These distributions and payments were determined by and among affiliated entities and, consequently, are not the result of arm's length negotiations.

Formation Stage

The consideration received by our general partner and its affiliates for the transfer of their interests in the subsidiaries which hold our operating assets	• 333,000 common units;
• 4,667,000 subordinated units;
• the incentive distribution rights; and
• a 2% general partner interest in Crosstex Energy, L.P.
Operational Stage
Distributions of available cash to our general partner and its affiliates
We will generally make cash distributions of 98% to the unitholders, including affiliates of our general partner, as holders of 333,000 common units and all of the subordinated units, and 2% to our general partner. In addition, if distributions exceed the minimum quarterly distribution and other higher target levels, our general partner will be entitled to increasing percentages of the distributions, up to 50% of the distributions above the highest target level.

Assuming we have sufficient available cash to pay the full minimum quarterly distribution on all of our outstanding units for four quarters, affiliates of our general partner would receive distributions of approximately $286,000 on the 2% general partner interest and affiliates of our general partner would receive distributions of $10.0 million on their common units and subordinated units.

Payments to our general partner and its affiliates	Our general partner will be entitled to reimbursement for all expenses it incurs on our behalf, including salaries and employee benefit costs for its employees who provide services to us, and all other necessary or appropriate expenses allocable to us or reasonably incurred by our general partner in connection with operating our business. Our general partner has sole discretion in determining the amount of these expenses. The cost of general and administrative services performed on our behalf will not exceed $6.0 million for the first twelve months following our initial public offering.
Withdrawal or removal of our general partner
If our general partner withdraws or is removed, its general partner interest and its incentive distribution rights will either be sold to the new general partner for cash or converted into common units, in each case for an amount equal to the fair market value of those interests. Please read "The Partnership Agreement—Withdrawal or Removal of our General Partner."
Liquidation Stage
Liquidation	Upon our liquidation, the partners, including our general partner, will be entitled to receive liquidating distributions according to their particular capital account balances.

Agreements Governing the Transactions

        We and other parties have entered into or will enter into the various documents and agreements that will effect transactions, including the vesting of assets in, and the assumption of liabilities by, us and our subsidiaries, and the application of the proceeds of this offering. These agreements will not be the result of arm's-length negotiations, and they, or any of the transactions that they provide for, may be effected on terms at least as favorable to the parties to these agreements as they could have been obtained from unaffiliated third parties. All of the transaction expenses incurred in connection with these transactions, including the expenses associated with vesting assets into our subsidiaries, will be paid from the proceeds of this offering.

Omnibus Agreement

        Upon the closing of this offering, we will enter into an agreement with Crosstex Energy Holdings Inc., Crosstex Energy GP, LLC and our general partner which will govern potential competition among us and the other parties to the agreement. Crosstex Energy Holdings Inc. will agree, and will cause its controlled affiliates to agree, for so long as management, Yorktown Energy Partners IV, L.P. and Yorktown Energy Partners V, L.P. and its affiliates, or any combination thereof, control our general partner, not to engage in the business of gathering, transmitting, treating, processing, storing and marketing of natural gas and the transportation, fractionation, storing and marketing of NGLs unless it first offers us the opportunity to engage in this activity or acquire this business, and the board of directors of Crosstex Energy GP, LLC, with the concurrence of its conflicts committee, elects to cause us not to pursue such opportunity or acquisition. In addition, Crosstex

Energy Holdings Inc. will be able to purchase a business that has a competing natural gas gathering, transmitting, treating, processing and producer services business if the competing business does not represent the majority in value of the business to be acquired and Crosstex Energy Holdings Inc. offers us the opportunity to purchase the competing operations following their acquisition. The noncompetition restrictions in the omnibus agreement will not apply to the assets retained and business conducted by Crosstex Energy Holdings Inc. at the closing of this offering. Except as provided above, Crosstex Energy Holdings Inc. and its controlled affiliates will not be prohibited from engaging in activities in which they compete directly with us. In addition, Yorktown Energy Partners IV, L.P., Yorktown Energy Partners V, L.P. and any affiliated Yorktown funds will not be prohibited from owning or engaging in businesses which compete with us.

Related Party Transactions

        Camden Resources, Inc.    We treat gas for, and purchase gas from, Camden Resources, Inc. Yorktown Energy Partners IV, L.P. has made equity investments in both Camden and one of the parent entities of the general partner of our general partner. The gas treating and gas purchase agreements we have entered into with Camden are standard industry agreements containing terms substantially similar to those contained in our agreements with other third parties. During the year ended December 31, 2001, our predesessor purchased natural gas from Camden Resources, Inc. in the amount of approximately $17.3 million and received approximately $737,000 in treating fees from Camden Resources, Inc.

        Crosstex Pipeline Company.    We own general and limited partner interests in Crosstex Pipeline Partners, L.P. that represent a 28% economic interest. We have entered into various transactions with Crosstex Pipeline Partners, and we believe that the terms of these transactions are comparable to those that we could have negotiated with unrelated third parties. The transactions with Crosstex Pipeline Partners include the following:

  •
  During the year ended December 31, 2001, our predecessor: (1) purchased natural gas from Crosstex Pipeline Partners in the amount of approximately $6.5 million and paid Crosstex Pipeline Company approximately $31,000 for transportation of natural gas, (2) received a management fee from Crosstex Pipeline Partners in the amount of approximately $125,000 and (3) received approximately $152,000 in distributions from Crosstex Pipeline Partners;

  •
  During the eight months ended December 31, 2000, our predecessor (1) purchased natural gas from Crosstex Pipeline Partners in the amount of approximately $4.6 million and paid Crosstex Pipeline Partners approximately $22,000 for transportation of natural gas, (2) received a management fee from Crosstex Pipeline Partners in the amount of approximately $81,000, and (3) received distributions from Crosstex Pipeline Partners in the amount of approximately $232,000.

  •
  During the year ended December 31, 1999 and the four months ended April 30, 2000, our predecessor purchased natural gas from Crosstex Pipeline Partners in the amount of $2,237,000 and $1,426,000 respectively, and paid $26,000 and $7,000 respectively, to Crosstex Pipeline Partners for transportation of natural gas. Our predecessor also paid $97,000 to Crosstex Pipeline Partners for processing during 1999.

        Vantex Energy Services.    During the year ended December 31, 1999 our predecessor sold natural gas to Vantex Energy Services in the amount of $114,000, and purchased natural gas from Vantex Energy Services in the amount of $105,000. Vantex Energy Services was an affiliate of our predecessor by way of equity interests in Vantex Energy Services and our predecessor held by Ray Davis, Kelcy Warren and ETC Investors, Ltd. We do not expect to enter into future transactions with Vantex Energy Services.

        Texas Energy Transfer Company.    During the year ended December 31, 1999 and the four months ended April 30, 2000, our predecessor sold natural gas to Texas Energy Transfer Company, an affiliate of our predecessor, in the amounts of $4,278,000 and $234,000, respectively, and purchased natural gas from Texas Energy Transfer Company in the amount of $54,000 and $54,000, respectively. Our predecessor also reimbursed Texas Energy Transfer Company for costs incurred on behalf of our predecessor of $80,000 and $13,000 in the year ended December 31, 1999 and the four months ended April 30, 2000, respectively. Texas Energy Transfer Company was an affiliate of our predecessor by way of equity interests in Texas Energy Transfer Company and our predecessor held by Ray Davis, Kelcy Warren and ETC Investors, Ltd.

CONFLICTS OF INTEREST AND FIDUCIARY RESPONSIBILITIES

Conflicts of Interest

        Conflicts of interest exist and may arise in the future as a result of the relationships between our general partner and its affiliates (including Crosstex Energy Holdings Inc.), on the one hand, and Crosstex Energy, L.P. and its limited partners, on the other hand. The directors and officers of our general partner's general partner, Crosstex Energy GP, LLC, have fiduciary duties to manage our general partner in a manner beneficial to its owners. At the same time, our general partner has a fiduciary duty to manage our partnership in a manner beneficial to Crosstex Energy, L.P. and the unitholders.

        Whenever a conflict arises between our general partner or its affiliates, on the one hand, and us or any other partner, on the other, our general partner will resolve that conflict. Our partnership agreement contains provisions that give our general partner significantly greater latitude in resolving conflicts of interests than a director of a corporation would have. In effect, these provisions limit our general partner's fiduciary duties to the unitholders. Our partnership agreement also restricts the remedies available to unitholders for actions taken that, without those limitations, might constitute breaches of fiduciary duty. Our general partner may, but is not required to, seek the approval of the conflicts committee of the board of directors of the general partner of our general partner of such resolution.

        Our general partner will not be in breach of its obligations under the partnership agreement or its duties to us or the unitholders if the resolution of the conflict is considered to be fair and reasonable to us. Any resolution will be conclusively deemed fair and reasonable to us if that resolution is:

  •
  approved by the conflicts committee, although our general partner is not obligated to seek such approval;

  •
  on terms no less favorable to us than those generally being provided to or available from unrelated third parties; or

  •
  fair to us, taking into account the totality of the relationships between the parties involved, including other transactions that may be particularly favorable or advantageous to us.

        Unless the resolution is specifically provided for in our partnership agreement, our general partner or the conflicts committee may consider:

  •
  the relative interests of any parties to such conflict and the benefits and burdens related to such interest;

  •
  any customary or accepted industry practices or historical dealings with a particular person or entity;

  •
  generally accepted accounting practices or principles; and

  •
  such additional factors it determines in its sole discretion to be relevant, reasonable or appropriate under the circumstances it considers relevant.

        Conflicts of interest could arise in the situations described below, among others.

Actions taken by our general partner may affect the amount of cash available for distribution to unitholders or accelerate the right to convert subordinated units.

        The amount of cash that is available for distribution to unitholders is affected by decisions of our general partner regarding such matters as:

  •
  amount and timing of asset purchases and sales;

  •
  cash expenditures;

  •
  borrowings;

  •
  the issuance of additional units; and

  •
  the creation, reduction or increase of reserves in any quarter.

        In addition, borrowings by us and our affiliates do not constitute a breach of any duty owed by our general partner to our unitholders, including borrowings that have the purpose or effect of:

  •
  enabling our general partner to receive distributions on any subordinated units held by it or the incentive distribution rights; or

  •
  hastening the expiration of the subordination period.

        For example, in the event we have not generated sufficient cash from our operations to pay the minimum quarterly distribution on our common units and our subordinated units, our partnership agreement permits us to borrow funds, which would enable us to make this distribution on all outstanding units. Please read "Cash Distribution Policy—Subordination Period."

        Our partnership agreement provides that we and our subsidiaries may borrow funds from our general partner and its affiliates. Our general partner and its affiliates may not borrow funds from us, the operating partnership or its operating subsidiaries.

We will reimburse our general partner and its affiliates for expenses.

        We will reimburse our general partner and its affiliates for costs incurred in managing and operating us, including costs incurred in providing corporate staff and support services to us. Our partnership agreement provides that our general partner will determine the expenses that are allocable to us in any reasonable manner determined by the general partner in its sole discretion.

Our general partner intends to limit its liability regarding our obligations.

        Our general partner intends to limit its liability under contractual arrangements so that the other party has recourse only to our assets and not against our general partner or its assets or any affiliate of our general partner or its assets. Our partnership agreement provides that any action taken by our general partner to limit its or our liability is not a breach of our general partner's fiduciary duties, even if we could have obtained terms that are more favorable terms without the limitation on liability.

Common unitholders will have no right to enforce obligations of our general partner and its affiliates under agreements with us.

        Any agreements between us on the one hand, and our general partner and its affiliates, on the other, will not grant to the unitholders, separate and apart from us, the right to enforce the obligations of our general partner and its affiliates in our favor.

Contracts between us, on the one hand, and our general partner and its affiliates, on the other, will not be the result of arm's-length negotiations.

        The partnership agreement allows our general partner to pay itself or its affiliates for any services rendered, provided these services are rendered on terms that are fair and reasonable to us. Our general partner may also enter into additional contractual arrangements with any of its affiliates on our behalf. Neither our partnership agreement nor any of the other agreements, contracts and arrangements between us and our general partner and its affiliates are or will be the result of arm's length negotiations.

        All of these transactions entered into after the sale of the common units offered in this offering are to be on terms that are fair and reasonable to us.

        Our general partner and its affiliates will have no obligation to permit us to use any facilities or assets of our general partner and its affiliates, except as may be provided in contracts entered into specifically dealing with that use. There is no obligation of our general partner and its affiliates to enter into any contracts of this kind.

Common units are subject to our general partner's limited call right.

        Our general partner may exercise its right to call and purchase common units as provided in the partnership agreement or assign this right to one of its affiliates or to us. Our general partner may use its own discretion, free of fiduciary duty restrictions, in determining whether to exercise this right. As a result, a common unitholder may have his common units purchased from him at an undesirable time or price. Please read "The Partnership Agreement—Limited Call Right."

We may choose not to retain separate counsel for ourselves or for the holders of common units.

        The attorneys, independent accountants and others who perform services for us have been retained by our general partner. Attorneys, independent accountants and others who will perform services for us are selected by our general partner or the conflicts committee and may perform services for our general partner and its affiliates. We may retain separate counsel for ourselves or the holders of common units in the event of a conflict of interest between our general partner and its affiliates, on the one hand, and us or the holders of common units, on the other, depending on the nature of the conflict. We do not intend to do so in most cases.

Our general partner's affiliates may compete with us.

        Our partnership agreement provides that our general partner will be restricted from engaging in any business activities other than those incidental to its ownership of interests in us. Except as provided in the partnership agreement and the omnibus agreement, affiliates of our general partner are not prohibited from engaging in other businesses or activities, including those that might be in direct competition with us.

Fiduciary duties owed to unitholders by our general partner are prescribed by law and the partnership agreement.

        Our general partner is accountable to us and our unitholders as a fiduciary. Fiduciary duties owed to unitholders by our general partner are prescribed by law and our partnership agreement. The Delaware Revised Uniform Limited Partnership Act, which we refer to in this prospectus as the Delaware Act, provides that Delaware limited partnerships may, in their partnership agreements, restrict or expand the fiduciary duties owed by our general partner to limited partners and the partnership. Delaware law has not definitively established the limits on the ability of the partnership agreement to restrict such fiduciary duty.

        Our partnership agreement contains various provisions restricting the fiduciary duties that might otherwise be owed by our general partner. We have adopted these restrictions to allow our general partner to take into account the interests of other parties in addition to our interests when resolving conflicts of interest. We believe this is appropriate and necessary because the board of directors of our general partner's general partner have fiduciary duties to manage our general partner in a manner beneficial both to its owners as well as to you. Without these modifications, the general partner's ability to make decisions involving conflicts of interest would be restricted. The modifications to the fiduciary standards benefit the general partner by enabling it to take into consideration all parties involved in the proposed action, so long as the resolution is fair and reasonable to us as described above. These modifications also enable the general partner of our general partner to attract and retain experienced and capable directors. These modifications represent a detriment to the common unitholders because they restrict the remedies available to unitholders for actions that, without those limitations, might constitute breaches of fiduciary duty, as described below. The following is a summary of the material restrictions of the fiduciary duties owed by our general partner to the limited partners:

State-law fiduciary duty standards	Fiduciary duties are generally considered to include an obligation to act with due care and loyalty. The duty of care, in the absence of a provision in a partnership agreement providing otherwise, would generally require a general partner to act for our partnership in the same manner as a prudent person would act on his own behalf. The duty of loyalty, in the absence of a provision in a partnership agreement providing otherwise, would generally prohibit a general partner of a Delaware limited partnership from taking any action or engaging in any transaction where a conflict of interest is present.
Partnership agreement modified standards
Our partnership agreement contains provisions that waive or consent to conduct by our general partner and its affiliates that might otherwise raise issues as to compliance with fiduciary duties or applicable law. For example, our partnership agreement permits our general partner to make a number of decisions in its "sole discretion." This entitles our general partner to consider only the interests and factors that it desires and it has no duty or obligation to give any consideration to any interest of, or factors affecting, us, our affiliates or any limited partner. Other provisions of the partnership agreement provide that our general partner's actions must be made in its reasonable discretion. These standards reduce the obligations to which our general partner would otherwise be held.

Our partnership agreement generally provides that affiliated transactions and resolutions of conflicts of interest not involving a required vote of unitholders must be "fair and reasonable" to us under the factors previously set forth. In determining whether a transaction or resolution is "fair and reasonable" our general partner may consider interests of all parties involved, including its own. Unless our general partner has acted in bad faith, the action taken by our general partner shall not constitute a breach of its fiduciary duty. These standards reduce the obligations to which our general partner would otherwise be held.

In addition to the other more specific provisions limiting the obligations of our general partner, our partnership agreement further provides that our general partner and its officers and directors will not be liable for monetary damages to us, our limited partners or assignees for errors of judgment or for any acts or omissions if our general partner and those other persons acted in good faith.

Rights and Remedies of Unitholders
The Delaware Act generally provides that a limited partner may institute legal action on behalf of the partnership to recover damages from a third party where a general partner has refused to institute the action or where an effort to cause a general partner to do so is not likely to succeed. These actions could include actions against a general partner for breach of its fiduciary duties or of the partnership agreement. In addition, the statutory or case law of some jurisdictions may permit a limited partner to institute legal action on behalf of himself and all other similarly situated limited partners to recover damages from a general partner for violations of its fiduciary duties to the limited partners.

        In order to become one of our limited partners, a common unitholder is required to agree to be bound by the provisions in the partnership agreement, including the provisions discussed above. This is in accordance with the policy of the Delaware Act favoring the principle of freedom of contract and the enforceability of partnership agreements. The failure of a limited partner or assignee to sign a partnership agreement does not render the partnership agreement unenforceable against that person.

        We must indemnify our general partner and its officers, directors, employees, affiliates, partners, members, agents and trustees, to the fullest extent permitted by law, against liabilities, costs and expenses incurred by our general partner or these other persons. We must provide this indemnification if our general partner or these persons acted in good faith and in a manner they reasonably believed to be in, or (in the case of a person other than our general partner) not opposed to, our best interests. We also must provide this indemnification for criminal proceedings if our general partner or these other persons had no reasonable cause to believe their conduct was unlawful. Thus, our general partner could be indemnified for its negligent acts if it met these requirements concerning good faith and our best interests. To the extent that these provisions purport to include indemnification for liabilities arising under the Securities Act of 1933, in the opinion of the Securities and Exchange Commission, such indemnification is contrary to public policy and therefore unenforceable. If you have questions regarding the fiduciary duties of our general partner, you should consult with your own counsel. Please read "The Partnership Agreement—Indemnification."

DESCRIPTION OF THE COMMON UNITS

The Units

        The common units and the subordinated units represent limited partner interests in us. The holders of units are entitled to participate in partnership distributions and exercise the rights or privileges available to limited partners under our partnership agreement. For a description of the relative rights and preferences of holders of common units and subordinated units in and to partnership distributions, please read this section and "Cash Distribution Policy." For a description of the rights and privileges of limited partners under our partnership agreement, including voting rights, please read "The Partnership Agreement."

Transfer Agent and Registrar

Duties

        American Stock Transfer & Trust Company will serve as registrar and transfer agent for the common units. We pay all fees charged by the transfer agent for transfers of common units, except the following that must be paid by unitholders:

  •
  surety bond premiums to replace lost or stolen certificates, taxes and other governmental charges;

  •
  special charges for services requested by a holder of a common unit; and

  •
  other similar fees or charges.

        There is no charge to unitholders for disbursements of our cash distributions. We will indemnify the transfer agent, its agents and each of their stockholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence or intentional misconduct of the indemnified person or entity.

Resignation or Removal

        The transfer agent may resign, by notice to us, or be removed by us. The resignation or removal of the transfer agent will become effective upon our appointment of a successor transfer agent and registrar and its acceptance of the appointment. If no successor has been appointed and accepted the appointment within 30 days after notice of the resignation or removal, our general partner may act as the transfer agent and registrar until a successor is appointed.

Transfer of Common Units

        The transfer of the common units to persons that purchase directly from the underwriters will be accomplished through the completion, execution and delivery of a transfer application by the investor. Any later transfers of a common unit will not be recorded by the transfer agent or recognized by us unless the transferee executes and delivers a transfer application. By executing and delivering a transfer application, the transferee of common units:

  •
  becomes the record holder of the common units and is an assignee until admitted into our partnership as a substituted limited partner;

  •
  automatically requests admission as a substituted limited partner in our partnership;

  •
  agrees to be bound by the terms and conditions of, and executes, our partnership agreement;

  •
  represents that the transferee has the capacity, power and authority to enter into the partnership agreement;

  •
  grants powers of attorney to officers of our general partner and any liquidator of us as specified in the partnership agreement; and

  •
  makes the consents and waivers contained in the partnership agreement.

        An assignee will become a substituted limited partner of our partnership for the transferred common units upon the consent of our general partner and the recording of the name of the assignee on our books and records. Our general partner may withhold its consent in its sole discretion.

        A transferee's broker, agent or nominee may complete, execute and deliver a transfer application. We are entitled to treat the nominee holder of a common unit as the absolute owner. In that case, the beneficial holder's rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.

        Common units are securities and are transferable according to the laws governing transfer of securities. In addition to other rights acquired upon transfer, the transferor gives the transferee the right to request admission as a substituted limited partner in our partnership for the transferred common units. A purchaser or transferee of common units who does not execute and deliver a transfer application obtains only:

  •
  the right to assign the common unit to a purchaser or other transferee; and

  •
  the right to transfer the right to seek admission as a substituted limited partner in our partnership for the transferred common units.

        Thus, a purchaser or transferee of common units who does not execute and deliver a transfer application:

  •
  will not receive cash distributions or federal income tax allocations, unless the common units are held in a nominee or "street name" account and the nominee or broker has executed and delivered a transfer application; and

  •
  may not receive some federal income tax information or reports furnished to record holders of common units.

        The transferor of common units has a duty to provide the transferee with all information that may be necessary to transfer the common units. The transferor does not have a duty to insure the execution of the transfer application by the transferee and has no liability or responsibility if the transferee neglects or chooses not to execute and forward the transfer application to the transfer agent. Please read "The Partnership Agreement—Status as Limited Partner or Assignee."

        Until a common unit has been transferred on our books, we and the transfer agent, may treat the record holder of the unit as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations.

THE PARTNERSHIP AGREEMENT

        The following is a summary of the material provisions of our partnership agreement. Our partnership agreement, as well as the partnership agreement of the operating partnership, are included as exhibits to the registration statement of which this prospectus constitutes a part. We will provide prospective investors with a copy of the form of this agreement upon request at no charge. Unless the context otherwise requires, references in this prospectus to the "partnership agreement" constitute references to the partnership agreement of Crosstex Energy, L.P.

        We summarize the following provisions of the partnership agreement elsewhere in this prospectus:

  •
  with regard to distributions of available cash, please read "Cash Distribution Policy;"

  •
  with regard to the transfer of common units, please read "Description of the Common Units—Transfer of Common Units;" and

  •
  with regard to allocations of taxable income and taxable loss, please read "Material Tax Consequences."

Organization and Duration

        We were organized on July 12, 2002 and will have a perpetual existence except as provided below under "—Termination and Dissolution."

Purpose

        Our purpose under the partnership agreement is limited to serving as the limited partner of the operating partnership and engaging in any business activities that may be engaged in by the operating partnership or that are approved by our general partner. The partnership agreement of the operating partnership provides that the operating partnership may, directly or indirectly, engage in:

  •
  its operations as conducted immediately before our initial public offering;

  •
  any other activity approved by the general partner but only to the extent that the general partner reasonably determines that, as of the date of the acquisition or commencement of the activity, the activity generates "qualifying income" as this term is defined in Section 7704 of the Internal Revenue Code; or

  •
  any activity that enhances the operations of an activity that is described in either of the two preceding clauses or any other activity provided such activity does not affect our treatment as a partnership for Federal income tax purposes.

        Although our general partner has the ability to cause us, the operating partnership or its subsidiaries to engage in activities other than gathering, transmission, treating, processing and marketing of natural gas, our general partner has no current plans to do so. Our general partner is authorized in general to perform all acts deemed necessary to carry out our purposes and to conduct our business.

Power of Attorney

        Each limited partner, and each person who acquires a unit from a unitholder and executes and delivers a transfer application, grants to our general partner and, if appointed, a liquidator, a power of attorney to, among other things, execute and file documents required for our qualification, continuance or dissolution. The power of attorney also grants our general partner the authority to amend, and to make consents and waivers under, the partnership agreement.

Capital Contributions

        Unitholders are not obligated to make additional capital contributions, except as described below under "—Limited Liability."

Limited Liability

        Assuming that a limited partner does not participate in the control of our business within the meaning of the Delaware Act and that he otherwise acts in conformity with the provisions of the partnership agreement, his liability under the Delaware Act will be limited, subject to possible exceptions, to the amount of capital he is obligated to contribute to us for his common units plus his share of any undistributed profits and assets. If it were determined, however, that the right, or exercise of the right, by the limited partners as a group:

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  to remove or replace our general partner;

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  to approve some amendments to the partnership agreement; or

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  to take other action under the partnership agreement;

constituted "participation in the control" of our business for the purposes of the Delaware Act, then the limited partners could be held personally liable for our obligations under the laws of Delaware, to the same extent as the general partner. This liability would extend to persons who transact business with us who reasonably believe that the limited partner is a general partner. Neither the partnership agreement nor the Delaware Act specifically provides for legal recourse against our general partner if a limited partner were to lose limited liability through any fault of our general partner. While this does not mean that a limited partner could not seek legal recourse, we know of no precedent for this type of a claim in Delaware case law.

        Under the Delaware Act, a limited partnership may not make a distribution to a partner if, after the distribution, all liabilities of the limited partnership, other than liabilities to partners on account of their partnership interests and liabilities for which the recourse of creditors is limited to specific property of the partnership, would exceed the fair value of the assets of the limited partnership. For the purpose of determining the fair value of the assets of a limited partnership, the Delaware Act provides that the fair value of property subject to liability for which recourse of creditors is limited shall be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds the nonrecourse liability. The Delaware Act provides that a limited partner who receives a distribution and knew at the time of the distribution that the distribution was in violation of the Delaware Act shall be liable to the limited partnership for the amount of the distribution for three years. Under the Delaware Act, an assignee who becomes a substituted limited partner of a limited partnership is liable for the obligations of his assignor to make contributions to the partnership, except the assignee is not obligated for liabilities unknown to him at the time he became a limited partner and that could not be ascertained from the partnership agreement.

        Our subsidiaries conduct business in four states. Maintenance of our limited liability as a limited partner of the operating partnership may require compliance with legal requirements in the jurisdictions in which the operating partnership conducts business, including qualifying our subsidiaries to do business there. Limitations on the liability of limited partners for the obligations of a limited partner have not been clearly established in many jurisdictions. If, by virtue of our limited partner interest in the operating partnership or otherwise, it were determined that we were conducting business in any state without compliance with the applicable limited partnership or limited liability company statute, or that the right or exercise of the right by the limited partners as a group to remove or replace the general partner, to approve some amendments to the partnership agreement, or to take other action under the partnership agreement constituted "participation in the control" of our business for purposes of the statutes of any relevant jurisdiction, then the limited partners could be held personally liable for our obligations under the law of that jurisdiction to the same extent as our general partner under the circumstances. We will operate in a manner that our general partner considers reasonable and necessary or appropriate to preserve the limited liability of the limited partners.

Voting Rights

        The following matters require the unitholder vote specified below. Certain significant decisions require approval by a "unit majority" of the common units. We define "unit majority" as:

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  during the subordination period, at least a majority of the outstanding common units, excluding common units owned by the general partner and its affiliates, voting as a class and at least a majority of the outstanding subordinated units voting as a class; and

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  thereafter, at least a majority of the outstanding common units.

Issuance of additional common units or units of equal rank with the common units during the subordination period	Unit majority, with certain exceptions described under "—Issuance of Additional Securities."
Issuance of units senior to the common units during the subordination period	Unit majority.
Issuance of units junior to the common units during the subordination period	No approval right.
Issuance of additional units after the subordination period	No approval right.
Amendment of the partnership agreement
Certain amendments may be made by our general partner without the approval of the unitholders. Other amendments generally require the approval of a unit majority. See "—Amendment of the Partnership Agreement."
Merger of our partnership or the sale of all or substantially all of our assets	Unit majority. See "—Merger, Sale or Other Disposition of Assets."
Amendment of the operating partnership agreement and other action taken by us as a limited partner of the operating partnership
Unit majority if such amendment or other action would adversely affect our limited partners (or any particular class of limited partners) in any material respect. See "—Action Relating to the Operating Partnership."
Dissolution of our partnership	Unit majority. See "—Termination and Dissolution."
Reconstitution of our partnership upon dissolution	Unit majority. See "—Termination and Dissolution."

Withdrawal of the general partner
The approval of a majority of the common units, excluding common units held by the general partner and its affiliates, is required in most circumstances for the withdrawal of the general partner prior to December 31, 2012 in a manner which would cause a dissolution of our partnership. See "—Withdrawal or Removal of our General Partner."
Removal of the general partner	Not less than 66 2/3% of the outstanding units, voting as a single class, including units held by our general partner and its affiliates. See "—Withdrawal or Removal of our General Partner."
Transfer of the general partner interest
Our general partner may transfer all, but not less than all, of its general partner interest in us without a vote of our unitholders to an affiliate or another person in connection with its merger or consolidation with or into, or sale of all our substantially all of its assets to such person. The approval of a majority of the common units, excluding common units held by the general partner and its affiliates, is required in other circumstances for a transfer of the general partner interest to a third party prior to December 31, 2012. See "—Transfer of General Partner Interests."
Transfer of incentive distribution rights
Except for transfers to an affiliate or another person as part of the general partner's merger or consolidation with or into, or sale of all or substantially all of its assets to or sale of all or substantially all its equity interests to such person, the approval of a majority of the common units, excluding common units held by our general partner and its affiliates, voting separately as a class, is required in most circumstances for a transfer of the incentive distribution rights to a third party prior to December 31, 2012. See "—Transfer of Incentive Distribution Rights."
Transfer of ownership interests in the general partner	No approval required at any time. See "—Transfer of Ownership Interests in our General Partner."

Issuance of Additional Securities

        Our partnership agreement authorizes us to issue an unlimited number of additional partnership securities and rights to buy partnership securities for the consideration and on the terms and conditions established by our general partner in its sole discretion without the approval of the unitholders. During the subordination period, however, except as we discuss in the following paragraph, we may not issue equity securities ranking senior to the common units or an aggregate of more than 1,166,500 (1,316,500 if the underwriters exercise their over-allotment option in full) additional common units or units on a parity with the common units, in each case, without the approval of the holders of a majority of the outstanding common units and subordinated units, voting as separate classes.

        During or after the subordination period, we may issue an unlimited number of common units without the approval of unitholders as follows:

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  upon exercise of the underwriters' over-allotment option;

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  upon conversion of the subordinated units into common units;

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  upon conversion of units of equal rank with the common units under some circumstances;

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  under employee benefit plans;

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  upon conversion of the general partner interest and incentive distribution rights as a result of a withdrawal of our general partner;

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  in the event of a combination or subdivision of common units;

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  in connection with an acquisition or a capital improvement that increases cash flow from operations per unit on a pro forma basis; or

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  if the proceeds of the issuance are used exclusively to repay indebtedness the cost of which to service is greater than the distribution obligations associated with the units issued in connection with its retirement.

        It is possible that we will fund acquisitions through the issuance of additional common units or other equity securities. Holders of any additional common units we issue will be entitled to share equally with the then-existing holders of common units in our distributions of available cash. In addition, the issuance of additional partnership interests may dilute the value of the interests of the then-existing holders of common units in our net assets.

        In accordance with Delaware law and the provisions of our partnership agreement, we may also issue additional partnership securities interests that, in the sole discretion of our general partner, have special voting rights to which the common units are not entitled.

        Upon the issuance of additional partnership securities, other than upon exercise of the underwriters' over-allotment option, our general partner will be required to make additional capital contributions to the extent necessary to maintain its 2% general partner interest in us. Moreover, our general partner will have the right, which it may from time to time assign in whole or in part to any of its affiliates, to purchase common units, subordinated units or other equity securities whenever, and on the same terms that, we issue those securities to persons other than our general partner and its affiliates, to the extent necessary to maintain its percentage interest, including its interest represented by common units and subordinated units, that existed immediately prior to each issuance. The holders of common units will not have preemptive rights to acquire additional common units or other partnership securities.

Amendment of the Partnership Agreement

        General.    Amendments to the partnership agreement may be proposed only by or with the consent of our general partner, which consent may be given or withheld in its sole discretion. In order to adopt a proposed amendment, other than the amendments discussed below, our general partner must seek written approval of the holders of the number of units required to approve the amendment or call a meeting of the limited partners to consider and vote upon the proposed amendment. Except as we describe below, an amendment must be approved by a unit majority.

        Prohibited Amendments.    No amendment may be made that would:

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  enlarge the obligations of any limited partner without its consent, unless approved by at least a majority of the type or class of limited partner interests so affected;

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  enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by us to our general partner or any of its affiliates without the consent of our general partner, which may be given or withheld in its sole discretion;

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  change the term of our partnership;

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  provide that our partnership is not dissolved upon an election to dissolve our partnership by our general partner that is approved by a unit majority; or

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  give any person the right to dissolve our partnership other than our general partner's right to dissolve our partnership with the approval of a unit majority.

The provision of the partnership agreement preventing the amendments having the effects described in any of the clauses above can be amended upon the approval of the holders of at least 90% of the outstanding units voting together as a single class.

        No Unitholder Approval.    Our general partner may generally make amendments to the partnership agreement without the approval of any limited partner or assignee to reflect:

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  a change in our name, the location of our principal place of business, our registered agent or our registered office;

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  the admission, substitution, withdrawal, or removal of partners in accordance with the partnership agreement;

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  a change that, in the sole discretion of our general partner, is necessary or advisable for us to qualify or to continue our qualification as a limited partnership or a partnership in which the limited partners have limited liability under the laws of any state or to ensure that neither we, the operating partnership nor any of its subsidiaries will be treated as an association taxable as a corporation or otherwise taxed as an entity for federal income tax purposes;

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  an amendment that is necessary, in the opinion of our counsel, to prevent us or our general partner or its directors, officers, agents or trustees, from in any manner being subjected to the provisions of the Investment Company Act of 1940, the Investment Advisors Act of 1940, or plan asset regulations adopted under the Employee Retirement Income Security Act of 1974, whether or not substantially similar to plan asset regulations currently applied or proposed;

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  subject to the limitations on the issuance of additional partnership securities described above, an amendment that in the discretion of our general partner is necessary or advisable for the authorization of additional partnership securities or rights to acquire partnership securities;

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  any amendment expressly permitted in the partnership agreement to be made by our general partner acting alone;

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  an amendment effected, necessitated or contemplated by a merger agreement that has been approved under the terms of the partnership agreement;

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  any amendment that, in the discretion of our general partner, is necessary or advisable for the formation by us of, or our investment in, any corporation, partnership or other entity, as otherwise permitted by our partnership agreement;

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  a change in our fiscal year or taxable year and related changes; or

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  any other amendments substantially similar to any of the matters described in the preceding clauses.

        In addition, our general partner may make amendments to the partnership agreement without the approval of any limited partner or assignee if those amendments, in the discretion of our general partner:

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  do not adversely affect the limited partners (or any particular class of limited partners as compared to other classes of limited partners) in any material respect;

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  are necessary or advisable to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute;

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  are necessary or advisable to facilitate the trading of limited partner interests or to comply with any rule, regulation, guideline or requirement of any securities exchange on which the limited partner interests are or will be listed for trading, compliance with any of which our general partner deems to be in our best interest and the best interest of our limited partners;

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  are necessary or advisable for any action taken by our general partner relating to splits or combinations of units under the provisions of the partnership agreement; or

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  are required to effect the intent expressed in this prospectus or the intent of the provisions of our partnership agreement or are otherwise contemplated by our partnership agreement.

        Opinion of Counsel and Unitholder Approval.    Our general partner will not be required to obtain an opinion of counsel that an amendment will not result in a loss of limited liability to the limited partners or result in our being treated as an entity for federal income tax purposes if one of the amendments described above under "—No Unitholder Approval" should occur. No other amendments to the partnership agreement will become effective without the approval of holders of at least 90% of the units unless we obtain an opinion of counsel to the effect that the amendment will not affect the limited liability under applicable law of any of our limited partners or cause us, the operating partnership or its subsidiaries to be taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not previously taxed as such).

        In addition to the above restrictions, any amendment that would have a material adverse effect on the rights or preferences of any type or class of outstanding units in relation to other classes of units will require the approval of at least a majority of the type or class of units so affected. Any amendment that reduces the voting percentage required to take any action must be approved by the affirmative vote of limited partners constituting not less than the voting requirement sought to be reduced.

Action Relating to the Operating Partnership

        Without the approval of holders of units representing a unit majority, our general partner is prohibited from consenting on our behalf, as the limited partner of the operating partnership, to any amendment to the partnership agreement of the operating partnership or taking any action on our behalf permitted to be taken by a limited partner of the operating partnership, in each case that would adversely affect our limited partners (or any particular class of limited partners as compared to other classes of limited partners) in any material respect.

Merger, Sale or Other Disposition of Assets

        The partnership agreement generally prohibits our general partner, without the prior approval of the holders of units representing a unit majority, from causing us to, among other things, sell, exchange or otherwise dispose of all or substantially all of our assets in a single transaction or a series of related transactions, including by way of merger, consolidation or other combination, or approving on our behalf the sale, exchange or other disposition of all or substantially all of the assets of our subsidiaries as a whole. Our general partner may, however, mortgage, pledge, hypothecate or grant a security interest in all or substantially all of our assets without that approval. Our general partner may also sell all or substantially all of our assets under a foreclosure or other realization upon those encumbrances without that approval.

        If conditions specified in the partnership agreement are satisfied, our general partner may merge us or any of our subsidiaries into, or convey some or all of our assets to, a newly formed entity if the sole purpose of that merger or conveyance is to change our legal form into another limited liability entity. The unitholders are not entitled to dissenters' rights of appraisal under the partnership agreement or applicable Delaware law in the event of a merger or consolidation, a sale of substantially all of our assets or any other transaction or event.

Termination and Dissolution

        We will continue as a limited partnership until terminated under the partnership agreement. We will dissolve upon:

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  the election of our general partner to dissolve us, if approved by the holders of units representing a unit majority;

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  the sale, exchange or other disposition of all or substantially all of our assets and properties and our subsidiaries;

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  the entry of a decree of judicial dissolution of our partnership; or

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  the withdrawal or removal of our general partner or any other event that results in its ceasing to be our general partner other than by reason of a transfer of its general partner interest in accordance with the partnership agreement or withdrawal or removal following approval and admission of a successor.

        Upon a dissolution under the last clause, the holders of a majority of the outstanding common units and subordinated units, voting as separate classes, may also elect, within specific time limitations, to reconstitute us and continue our business on the same terms and conditions described in the partnership agreement by forming a new limited partnership on terms identical to those in the partnership agreement and having as general partner an entity approved by the holders of units representing a unit majority, subject to our receipt of an opinion of counsel to the effect that:

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  the action would not result in the loss of limited liability of any limited partner; and

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  neither our partnership, the reconstituted limited partnership nor the operating partnership would be treated as an association taxable as a corporation or otherwise be taxable as an entity for federal income tax purposes upon the exercise of that right to continue.

Liquidation and Distribution of Proceeds

        Upon our dissolution, unless we are reconstituted and continued as a new limited partnership, the liquidator authorized to wind up our affairs will, acting with all of the powers of our general partner that the liquidator deems necessary or desirable in its judgment, liquidate our assets and apply the proceeds of the liquidation as provided in "Cash Distribution Policy—Distributions of Cash upon Liquidation." The liquidator may defer liquidation of our assets for a reasonable period of time or distribute assets to partners in kind if it determines that a sale would be impractical or would cause undue loss to the partners.

Withdrawal or Removal of our General Partner

        Except as described below, our general partner has agreed not to withdraw voluntarily as our general partner prior to December 31, 2012 without obtaining the approval of the holders of at least a majority of the outstanding common units, excluding common units held by our general partner and its affiliates, and furnishing an opinion of counsel regarding limited liability and tax matters. On or after December 31, 2012 our general partner may withdraw as general partner without first obtaining approval of any unitholder by giving 90 days' written notice, and that withdrawal will not constitute a violation of the partnership agreement. Notwithstanding the information above, our general partner may withdraw without unitholder approval upon 90 days' notice to the limited partners if at least 50% of the outstanding common units are held or controlled by one person and its affiliates other than our general partner and its affiliates. In addition, the partnership agreement permits our general partner in some instances to sell or otherwise transfer all of its general partner interest in us without the approval of the unitholders. Please read "—Transfer of General Partner Interests."

        Upon the withdrawal of our general partner under any circumstances, other than as a result of a transfer by our general partner of all or a part of its general partner interest in us, the holders of a majority of the outstanding common units and subordinated units, voting as separate classes, may select a successor to that withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability and tax matters cannot be obtained, we will be dissolved, wound up and liquidated, unless within 180 days after that withdrawal, the holders of a majority of the outstanding common units and subordinated units, voting as separate classes, agree in writing to continue our business and to appoint a successor general partner. Please read "—Termination and Dissolution."

        Our general partner may not be removed unless that removal is approved by the vote of the holders of not less than 66 2/3% of the outstanding units, voting together as a single class, including units held by our general partner and its affiliates, and we receive an opinion of counsel regarding limited liability and tax matters. Any removal of the general partner is also subject to the approval of a successor general partner by the vote of the holders of a majority of the outstanding common units and subordinated units, voting as separate classes. The ownership of more than 33 1/3% of the outstanding units by our general partner and its affiliates would give it the practical ability to prevent its removal. At the closing of this offering, affiliates of the general partner will own 71.4% of the outstanding units.

        The partnership agreement also provides that if Crosstex Energy GP, L.P. is removed as our general partner under circumstances where cause does not exist and units held by our general partner and its affiliates are not voted in favor of that removal:

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  the subordination period will end and each outstanding subordinated unit will immediately convert into one common unit;

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  any existing arrearages in payment of the minimum quarterly distribution on the common units will be extinguished; and

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  our general partner will have the right to convert its general partner interest and its incentive distribution rights into common units or to receive cash in exchange for those interests based on the fair market value of those interests at the time.

        In the event of removal of the general partner under circumstances where cause exists or withdrawal of a general partner where that withdrawal violates the partnership agreement, a successor general partner will have the option to purchase the general partner interest and incentive distribution rights of the departing general partner for a cash payment equal to the fair market value of those interests. Under all other circumstances where a general partner withdraws or is removed by the limited partners, the departing general partner will have the option to require the successor general partner to purchase the general partner interest of the departing general partner and its incentive distribution rights for fair market value. In each case, this fair market value will be determined by agreement between the departing general partner and the successor general partner. If no agreement is reached, an independent investment banking firm or other independent expert selected by the departing general partner and the successor general partner will determine the fair market value. Or, if the departing general partner and the successor general partner cannot agree upon an expert, then an expert chosen by agreement of the experts selected by each of them will determine the fair market value.

        If the option described above is not exercised by either the departing general partner or the successor general partner, the departing general partner's general partner interest and its incentive distribution rights will automatically convert into common units equal to the fair market value of those interests as determined by an investment banking firm or other independent expert selected in the manner described in the preceding paragraph.

        In addition, we will be required to reimburse the departing general partner for all amounts due the departing general partner, including, without limitation, all employee-related liabilities, including severance liabilities, incurred for the termination of any employees employed by the departing general partner or its affiliates for our benefit.

        Our general partner and its affiliates may at any time transfer units to one or more persons, without unitholder approval, except that they may not transfer subordinated units to us.

Transfer of General Partner Interests

        Except for transfer by our general partner of all, but not less than all, of its general partner interest in us and the operating partnership to:

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  an affiliate of the general partner (other than an individual); or

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  another entity as part of the merger or consolidation of our general partner with or into another entity or the transfer by our general partner of all or substantially all of its assets to another entity, our general partner may not transfer all or any part of its general partner interest in us and the operating partnership to another entity prior to December 31, 2012 without the approval of the holders of at least a majority of the outstanding common units, excluding common units held by the general partner and its affiliates. As a condition of this transfer, the transferee must assume the rights and duties of our general partner, agree to be bound by the provisions of the partnership agreement, and furnish an opinion of counsel regarding limited liability and tax matters.

Transfer of Ownership Interests in our General Partner

        At any time, the partners of our general partner may sell or transfer all or part of their partnership interests in the general partner without the approval of the unitholders.

Transfer of Incentive Distribution Rights

        Our general partner or its affiliates or a subsequent holder of incentive distribution rights may transfer its incentive distribution rights to an affiliate or to another person as part of its merger or consolidation with or into, or sale of all or substantially all of its assets, or sale of substantially all of its equity interests to, that person without the prior approval of the unitholders; but, in each case, the transferee must agree to be bound by the provisions of the partnership agreement. Prior to December 31, 2012, other transfers of the incentive distribution rights will require the affirmative vote of holders of a majority of the outstanding common units (excluding common units held by the general partner or its affiliates). On or after December 31, 2012, the incentive distribution rights will be freely transferable.

Change of Management Provisions

        The partnership agreement contains specific provisions that are intended to discourage a person or group from attempting to remove Crosstex Energy GP, L.P. as our general partner or otherwise change management. If any person or group other than our general partner and its affiliates acquires beneficial ownership of 20% or more of any class of units, that person or group loses voting rights on all of its units. This loss of voting rights does not apply to any person or group that acquires the units from our general partner or its affiliates and any transferees of that person or group approved by our general partner or to any person or group who acquires the units with the prior approval of the board of directors.

        Our partnership agreement also provides that if our general partner is removed under circumstances where cause does not exist and units held by our general partner and its affiliates are not voted in favor of that removal:

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  the subordination period will end and each outstanding subordinated unit will immediately convert into one common unit;

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  any existing arrearages in payment of the minimum quarterly distribution on the common units will be extinguished; and

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  our general partner will have the right to convert its general partner interest and its incentive distribution rights into common units or to receive cash in exchange for those interests.

Limited Call Right

        If at any time our general partner and its affiliates hold more than 80% of the then-issued and outstanding partnership securities of any class, our general partner will have the right, which it may assign in whole or in part to any of its affiliates or to us, to acquire all, but not less than all, of the remaining partnership securities of the class held by unaffiliated persons as of a record date to be selected by our general partner, on at least ten but not more than 60 days notice. The purchase price in the event of this purchase is the greater of:

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  the highest cash price paid by our general partner or any of its affiliates for any partnership securities of the class purchased within the 90 days preceding the date on which our general partner first mails notice of its election to purchase those partnership securities; and

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  the current market price as of the date three days before the date the notice is mailed.

        As a result of our general partner's right to purchase outstanding partnership securities, a holder of partnership securities may have his partnership securities purchased at an undesirable time or price. The tax consequences to a unitholder of the exercise of this call right are the same as a sale by that unitholder of his common units in the market. Please read "Material Tax Consequences—Disposition of Common Units."

Meetings; Voting

        Except as described below regarding a person or group owning 20% or more of any class of units then outstanding, unitholders or assignees who are record holders of units on the record date will be entitled to notice of, and to vote at, meetings of our limited partners and to act upon matters for which approvals may be solicited. Common units that are owned by an assignee who is a record holder, but who has not yet been admitted as a limited partner, will be voted by our general partner at the written direction of the record holder. Absent direction of this kind, the common units will not be voted, except that, in the case of common units held by our general partner on behalf of non-citizen assignees, our general partner will distribute the votes on those common units in the same ratios as the votes of limited partners on other units are cast.

        Our general partner does not anticipate that any meeting of unitholders will be called in the foreseeable future. Any action that is required or permitted to be taken by the unitholders may be taken either at a meeting of the unitholders or without a meeting if consents in writing describing the action so taken are signed by holders of the number of units necessary to authorize or take that action at a meeting. Meetings of the unitholders may be called by our general partner or by unitholders owning at least 20% of the outstanding units of the class for which a meeting is proposed. Unitholders may vote either in person or by proxy at meetings. The holders of a majority of the outstanding units of the class or classes for which a meeting has been called, represented in person or by proxy, will constitute a quorum unless any action by the unitholders requires approval by holders of a greater percentage of the units, in which case the quorum will be the greater percentage.

        Each record holder of a unit has a vote according to his percentage interest in us, although additional limited partner interests having special voting rights could be issued. Please read "—Issuance of Additional Securities." However, if at any time any person or group, other than our general partner and its affiliates, or a direct or subsequently approved transferee of our general partner or its affiliates, acquires, in the aggregate, beneficial ownership of 20% or more of any class of units then outstanding, that person or group will lose voting rights on all of its units and the units may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes, determining the presence of a quorum or for other similar purposes. Common units held in nominee or street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and his nominee provides otherwise. Except as the partnership agreement otherwise provides, subordinated units will vote together with common units as a single class.

        Any notice, demand, request, report or proxy material required or permitted to be given or made to record holders of common units under the partnership agreement will be delivered to the record holder by us or by the transfer agent.

Status as Limited Partner or Assignee

        Except as described above under "—Limited Liability," the common units will be fully paid, and unitholders will not be required to make additional contributions.

        An assignee of a common unit, after executing and delivering a transfer application, but pending its admission as a substituted limited partner, is entitled to an interest equivalent to that of a limited partner for the right to share in allocations and distributions from us, including liquidating distributions. Our general partner will vote and exercise other powers attributable to common units owned by an assignee that has not become a substitute limited partner at the written direction of the assignee. Please read "—Meetings; Voting." Transferees that do not execute and deliver a transfer application will be treated neither as assignees nor as record holders of common units, and will not receive cash distributions, federal income tax allocations or reports furnished to holders of common units. Please read "Description of the Common Units—Transfer of Common Units."

Non-citizen Assignees; Redemption

        If we are or become subject to federal, state or local laws or regulations that, in the reasonable determination of our general partner, create a substantial risk of cancellation or forfeiture of any property that we have an interest in because of the nationality, citizenship or other related status of any limited partner or assignee, we may redeem the units held by the limited partner or assignee at their current market price. In order to avoid any cancellation or forfeiture, our general partner may require each limited partner or assignee to furnish information about his nationality, citizenship or related status. If a limited partner or assignee fails to furnish information about his nationality, citizenship or other related status within 30 days after a request for the information or our general partner determines after receipt of the information that the limited partner or assignee is not an eligible citizen, the limited partner or assignee may be treated as a non-citizen assignee. In addition to other limitations on the rights of an assignee that is not a substituted limited partner, a non-citizen assignee does not have the right to direct the voting of his units and may not receive distributions in kind upon our liquidation.

Indemnification

        Under the partnership agreement, in most circumstances, we will indemnify the following persons, to the fullest extent permitted by law, from and against all losses, claims, damages or similar events:

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  our general partner;

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  any departing general partner;

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  any person who is or was an affiliate of a general partner or any departing general partner;

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  any person who is or was a member, partner, officer, director, employee, agent or trustee of our general partner or any departing general partner or any affiliate of a general partner or any departing general partner; or

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  any person who is or was serving at the request of a general partner or any departing general partner or any affiliate of a general partner or any departing general partner as an officer, director, employee, member, partner, agent or trustee of another person.

        Any indemnification under these provisions will only be out of our assets. Unless it otherwise agrees in its sole discretion, our general partner will not be personally liable for, or have any obligation to contribute or loan funds or assets to us to enable us to effectuate, indemnification. We may purchase insurance against liabilities asserted against and expenses incurred by persons for our activities, regardless of whether we would have the power to indemnify the person against liabilities under the partnership agreement.

Books and Reports

        Our general partner is required to keep appropriate books of our business at our principal offices. The books will be maintained for both tax and financial reporting purposes on an accrual basis. For tax and fiscal reporting purposes, our fiscal year is the calendar year.

        We will furnish or make available to record holders of common units, within 120 days after the close of each fiscal year, an annual report containing audited financial statements and a report on those financial statements by our independent public accountants. Except for our fourth quarter, we will also furnish or make available summary financial information within 90 days after the close of each quarter.

        We will furnish each record holder of a unit with information reasonably required for tax reporting purposes within 90 days after the close of each calendar year. This information is expected to be furnished in summary form so that some complex calculations normally required of partners can be avoided. Our ability to furnish this summary information to unitholders will depend on the cooperation of unitholders in supplying us with specific information. Every unitholder will receive information to assist him in determining his federal and state tax liability and filing his federal and state income tax returns, regardless of whether he supplies us with information.

Right to Inspect Our Books and Records

        The partnership agreement provides that a limited partner can, for a purpose reasonably related to his interest as a limited partner, upon reasonable demand and at his own expense, have furnished to him:

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  a current list of the name and last known address of each partner;

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  a copy of our tax returns;

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  information as to the amount of cash, and a description and statement of the agreed value of any other property or services, contributed or to be contributed by each partner and the date on which each became a partner;

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  copies of the partnership agreement, the certificate of limited partnership of the partnership, related amendments and powers of attorney under which they have been executed;

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  information regarding the status of our business and financial condition; and

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  any other information regarding our affairs as is just and reasonable.

        Our general partner may, and intends to, keep confidential from the limited partners trade secrets or other information the disclosure of which our general partner believes in good faith is not in our best interests or that we are required by law or by agreements with third parties to keep confidential.

Registration Rights

        Under the partnership agreement, we have agreed to register for resale under the Securities Act of 1933 and applicable state securities laws any common units, subordinated units or other partnership securities proposed to be sold by our general partner or any of its affiliates or their assignees if an exemption from the registration requirements is not otherwise available. These registration rights continue for two years following any withdrawal or removal of Crosstex Energy GP, L.P. as our general partner. We are obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commissions. Please read "Units Eligible for Future Sale."

UNITS ELIGIBLE FOR FUTURE SALE

        After the sale of the common units offered by this prospectus, affiliates of our general partner will hold 333,000 common units and 4,667,000 subordinated units. All of these subordinated units will convert into common units at the end of the subordination period and some may convert earlier. The sale of these units could have an adverse impact on the price of the common units or on any trading market that may develop.

        The common units sold in the offering will generally be freely transferable without restriction or further registration under the Securities Act of 1933, except that any common units owned by an "affiliate" of ours may not be resold publicly other than in compliance with the registration requirements of the Securities Act or under an exemption under Rule 144 or otherwise. Rule 144 permits securities acquired by an affiliate of the issuer to be sold into the market in an amount that does not exceed, during any three-month period, the greater of:

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  1% of the total number of the securities outstanding; or

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  the average weekly reported trading volume of the common units for the four calendar weeks prior to the sale.

        Sales under Rule 144 are also subject to specific manner of sale provisions, notice requirements and the availability of current public information about us. A person who is not deemed to have been an affiliate of our company at any time during the three months preceding a sale, and who has beneficially owned his common units for at least two years, would be entitled to sell common units under Rule 144 without regard to the public information requirements, volume limitations, manner of sale provisions and notice requirements of Rule 144.

        Prior to the end of the subordination period, we may not issue equity securities of the partnership ranking prior or senior to the common units or an aggregate of more than 1,166,500 (1,316,500 if the underwriters' over-allotment option is exercised in full) additional common units or an equivalent amount of securities ranking on a parity with the common units, without the approval of the holders of a majority of the outstanding common units and subordinated units, voting as separate classes, subject to certain exceptions described under "The Partnership Agreement—Issuance of Additional Securities."

        The partnership agreement provides that, after the subordination period, we may issue an unlimited number of limited partner interests of any type without a vote of the unitholders. The partnership agreement does not restrict our ability to issue equity securities ranking junior to the common units at any time. Any issuance of additional common units or other equity securities would result in a corresponding decrease in the proportionate ownership interest in us represented by, and could adversely affect the cash distributions to and market price of, common units then outstanding. Please read "The Partnership Agreement—Issuance of Additional Securities."

        Under the partnership agreement, our general partner and its affiliates have the right to cause us to register under the Securities Act of 1933 and state laws the offer and sale of any units that they hold. Subject to the terms and conditions of the partnership agreement, these registration rights allow the general partner and its affiliates or their assignees holding any units to require registration of any of these units and to include any of these units in a registration by us of other units, including units offered by us or by any unitholder. Our general partner will continue to have these registration rights for two years following its withdrawal or removal as our general partner. In connection with any registration of this kind, we will indemnify each unitholder participating in the registration and its officers, directors and controlling persons from and against any liabilities under the Securities Act or any state securities laws arising from the registration statement or prospectus. We will bear all costs and expenses incidental to any registration, excluding any underwriting discounts and commissions. Except as described below, the general partner and its affiliates may sell their units in private transactions at any time, subject to compliance with applicable laws.

        Crosstex Energy, L.P., Crosstex Energy Holdings Inc., our general partner and the directors and executive officers of the general partner of our general partner have agreed not to sell any common units they beneficially own for a period of 180 days from the date of this prospectus. Please read "Underwriting" for a description of these lock-up provisions.

MATERIAL TAX CONSEQUENCES

        This section discusses the material tax consequences that may be relevant to prospective unitholders who are individual citizens or residents of the United States. It is based upon current provisions of the Internal Revenue Code, existing regulations, proposed regulations to the extent noted, and current administrative rulings and court decisions, all of which are subject to change. Later changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to "us" or "we" are references to Crosstex Energy, L.P. and the operating partnership.

        No attempt has been made in the following discussion to comment on all federal income tax matters affecting us or the unitholders. Moreover, the discussion focuses on unitholders who are individual citizens or residents of the United States and has only limited application to corporations, estates, trusts, nonresident aliens or other unitholders subject to specialized tax treatment, such as tax-exempt institutions, foreign persons, individual retirement accounts (IRAs), real estate investment trusts (REITs), or mutual funds. Accordingly, we recommend that each prospective unitholder consult, and depend on, his own tax advisor in analyzing the federal, state, local and foreign tax consequences particular to him of the ownership or disposition of common units.

        All statements as to matters of law and legal conclusions, but not as to factual matters, contained in this section, unless otherwise noted, are the opinion of Baker Botts L.L.P., special counsel to the general partner and to us, and are, to the extent noted herein, based on the accuracy of certain factual matters.

        No ruling has been or will be requested from the IRS regarding any matter affecting us or prospective unitholders. An opinion of counsel represents only that counsel's best legal judgment and does not bind the IRS or the courts. Accordingly, the opinions and statements made here may not be sustained by a court if contested by the IRS. Any contest of this sort with the IRS may materially and adversely impact the market for the common units and the prices at which the common units trade. In addition, the costs of any contest with the IRS will be borne directly or indirectly by the unitholders and our general partner. Furthermore, the tax treatment of us, or of an investment in us, may be significantly modified by future legislative or administrative changes or court decisions. Any modifications may or may not be retroactively applied.

        For the reasons described below, Baker Botts L.L.P. has not rendered an opinion with respect to the following specific federal income tax issues:

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  the treatment of a unitholder whose common units are loaned to a short seller to cover a short sale of common units (please read "—Tax Consequences of Unit Ownership—Treatment of short sales");

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  whether our monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations (please read "—Disposition of Common Units—Allocations between transferors and transferees"); and

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  whether our method for depreciating Section 743 adjustments is sustainable (please read "—Tax Consequences of Unit Ownership—Section 754 election").

Partnership Status

        A partnership is not a taxable entity and incurs no federal income tax liability. Instead, each partner of a partnership is required to take into account his share of items of income, gain, loss and deduction of the partnership in computing his federal income tax liability, even if no cash distributions are made to him by the partnership. Distributions by a partnership to a partner are generally not taxable unless the amount of cash distributed is in excess of the partner's adjusted basis in his partnership interest.

        No ruling has been or will be sought from the IRS and the IRS has made no determination as to our status for federal income tax purposes or whether our operations generate "qualifying income" under Section 7704 of the Internal Revenue Code. Instead, we will rely on the opinion of Baker Botts L.L.P. that, based upon the Internal Revenue Code, its regulations, published revenue rulings and court decisions, that the operating partnership will be disregarded as an entity separate from us for federal income tax purposes so long as the operating partnership does not elect to be treated as a corporation and we will be classified as a partnership so long as:

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  We do not elect to be treated as a corporation; and

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  For each taxable year, more than 90% of our gross income is "qualifying income" within the meaning of Section 7704(d) of the Internal Revenue Code.

Qualifying income includes certain income and gains derived from the transportation and processing of crude oil, natural gas and products thereof. Other types of qualifying income include interest other than from a financial business, dividends, gains from the sale of real property and gains from the sale or other disposition of assets held for the production of income that otherwise constitutes qualifying income. We estimate that more than 96% of our current income is within one or more categories of income that are qualifying income in the opinion of Baker Botts L.L.P. The portion of our income that is qualifying income can change from time to time.

        Section 7704 of the Internal Revenue Code provides that publicly traded partnerships will, as a general rule, be taxed as corporations. However, an exception, referred to as the "Qualifying Income Exception," exists with respect to publicly traded partnerships of which 90% or more of the gross income for every taxable year consists of "qualifying income." Although we expect to conduct our business so as to meet the Qualifying Income Exception, if we fail to meet the Qualifying Income Exception, other than a failure that is determined by the IRS to be inadvertent and that is cured within a reasonable time after discovery, we will be treated as if we had transferred all of our assets, subject to liabilities, to a newly formed corporation, on the first day of the year in which we fail to meet the Qualifying Income Exception, in return for stock in that corporation, and as if we had then distributed that stock to the unitholders in liquidation of their interests in us. This contribution and liquidation should be tax-free to unitholders and us so long as we, at that time, do not have liabilities in excess of the tax basis of our assets. Thereafter, we would be treated as a corporation for federal income tax purposes.

        If we were treated as a corporation in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, our items of income, gain, loss and deduction would be reflected only on our tax return rather than being passed through to the unitholders, and our net income would be taxed to us at corporate rates. In addition, any distribution made to a unitholder would be treated as either taxable dividend income, to the extent of our current or accumulated earnings and profits, or, in the absence of earnings and profits, a nontaxable return of capital, to the extent of the unitholder's tax basis in his common units, or taxable capital gain, after the unitholder's tax basis in his common units is reduced to zero. Accordingly, treatment of us as a corporation would result in a material reduction in a unitholder's cash flow and after-tax return and thus would likely result in a substantial reduction of the value of the common units.

        The discussion below assumes that we will be treated as a partnership for federal income tax purposes. See the discussion above of the opinion of Baker Botts L.L.P. that we will be treated as a partnership if certain factual matters are, as we expect, favorably resolved.

Limited Partner Status

        Unitholders who have become limited partners of Crosstex Energy, L.P. will be treated as our partners for federal income tax purposes. Also:

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  assignees who have executed and delivered transfer applications, and are awaiting admission as limited partners; and

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  unitholders whose common units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of their common units, will be treated as our partners for federal income tax purposes. Assignees of common units who are entitled to execute and deliver transfer applications and become entitled to direct the exercise of attendant rights, but who fail to execute and deliver transfer applications, may not be treated as one of our partners for federal income tax purposes. Furthermore, a purchaser or other transferee of common units who does not execute and deliver a transfer application may not receive some federal income tax information or reports furnished to record holders of common units unless the common units are held in a nominee or street name account and the nominee or broker has executed and delivered a transfer application for those common units.

        A beneficial owner of common units whose common units have been transferred to a short seller to complete a short sale would appear to lose his status as one of our partners with respect to those common units for federal income tax purposes. Please read "—Tax Consequences of Unit Ownership—Treatment of short sales."

        No portion of our income, gain, deductions or losses is reportable by a unitholder who is not one of our partners for federal income tax purposes, and any cash distributions received by a unitholder who is not one of our partners for federal income tax purposes would therefore appear to be fully taxable as ordinary income. These holders are urged to consult their own tax advisors with respect to the consequences of holding common units for federal income tax purposes.

        The following assumes that a unitholder is treated as one of our partners.

Tax Consequences of Unit Ownership

        Flow-through of taxable income.    Each unitholder will be required to report on his income tax return his share of our income, gains, losses and deductions even if no cash distributions are received by him. Consequently, we may allocate income to a unitholder even if he has not received a cash distribution from us. Each unitholder will be required to include in income his allocable share of our income, gains, losses and deductions for our taxable year ending with or within his taxable year. Our taxable year ends on December 31.

        Treatment of distributions.    Our distributions to a unitholder generally will not be taxable to him for federal income tax purposes to the extent of his tax basis in his common units immediately before the distribution. Our cash distributions in excess of a unitholder's tax basis generally will be considered to be gain from the sale or exchange of the common units, taxable in accordance with the rules described under "—Disposition of Common Units" below. Any reduction in a unitholder's share of our liabilities for which no partner, including the general partner, bears the economic risk of loss, which are known as "nonrecourse liabilities," will be treated as a distribution of cash to that unitholder. To the extent our distributions cause a unitholder's "at risk" amount to be less than zero at the end of any taxable year, he must recapture any losses deducted in previous years. Please read "—Limitations on Deductibility of Losses."

        A decrease in a unitholder's percentage interest in us because of our issuance of additional common units will decrease his share of our nonrecourse liabilities and result in a corresponding deemed distribution of cash. A non-pro rata distribution of money or property may result in ordinary income to a unitholder, regardless of his tax basis in his common units, if the distribution reduces the unitholder's share of our "unrealized receivables," including depreciation recapture and substantially appreciated "inventory items," both as defined in the Internal Revenue Code, and collectively, "Section 751 Assets." To that extent, he will be treated as having been distributed his proportionate share of our Section 751 Assets and having exchanged those assets with us in return for the non-pro rata portion of the actual distribution made to him. This latter deemed exchange will generally result in the unitholder's realization of ordinary income, which will equal the excess of (1) the non-pro rata portion of that distribution over (2) the unitholder's tax basis for the share of Section 751 Assets deemed relinquished in the exchange.

        Ratio of taxable income to distributions.    We estimate that a purchaser of common units in this offering who owns those common units from the date of closing of this offering through December 31, 2005, will be allocated an amount of federal taxable income for that period that will be 20% or less of the cash distributed with respect to that period. We anticipate that after the taxable year ending December 31, 2005, the ratio of allocable taxable income to cash distributions to the unitholders will increase. These estimates are based upon the assumption that gross income from operations will approximate the amount required to make the minimum quarterly distribution on all units and other assumptions with respect to capital expenditures, cash flow and anticipated cash distributions. These estimates and assumptions are subject to, among other things, numerous business, economic, regulatory, competitive and political uncertainties beyond our control. In particular, our estimate is based upon our use of a seven year recovery period for our gathering systems and certain other property, which is consistent with a decision of the Court of Appeals for the Tenth Circuit on the issue. The IRS has stated that it will continue to litigate whether the recovery period is seven years or 15 years for taxpayers, such as us, for whom the appeal in any tax controversy would be to another Court of Appeals. The lower courts that have addressed the issue have not been consistent. A district court in Wyoming held that the recovery period for similar property is seven years. The Tax Court and a district court in Michigan have held that the recovery period for similar property is 15 years. If we were required to depreciate our gathering systems over a 15 year recovery period, then we estimate that a purchaser of common units in this offering who owns such common units through            , will be allocated an amount of federal taxable income for such period that will be no more than    % of the cash distributed with respect to that period, and that after the taxable year ending            , the ratio of allocable taxable income to cash distributions to unitholders will increase. Further, our estimates are based on current tax law and tax reporting positions that we will adopt and with which the IRS could disagree. Accordingly, these estimates may not prove to be correct. The actual percentage of distributions that will constitute taxable income could be higher or lower, and any differences could be material and could materially affect the value of the common units.

        Basis of common units. A unitholder's initial tax basis for his common units will be the amount he paid for the common units plus his share of our nonrecourse liabilities. That basis will be increased by his share of our income and by any increases in his share of our nonrecourse liabilities. That basis will be decreased, but not below zero, by distributions he receives from us, by his share of our losses, by any decreases in his share of our nonrecourse liabilities and by his share of our expenditures that are not deductible in computing taxable income and are not required to be capitalized. A unitholder generally will have no share of our debt that is recourse to the general partner, but will have a share, generally based on his share of profits, of our nonrecourse liabilities. Please read "—Disposition of Common Units—Recognition of gain or loss."

        Limitations on deductibility of losses.    The deduction by a unitholder of his share of our losses will be limited to the tax basis in his common units and, in the case of an individual unitholder or a corporate unitholder, if more than 50% of the value of the corporate unitholder's stock is owned directly or indirectly by five or fewer individuals or some tax-exempt organizations, to the amount for which the unitholder is considered to be "at risk" with respect to our activities, if that is less than his tax basis. A unitholder must recapture losses deducted in previous years to the extent that distributions cause his at risk amount to be less than zero at the end of any taxable year. Losses disallowed to a unitholder or recaptured as a result of these limitations will carry forward and will be allowable to the extent that his tax basis or at risk amount, whichever is the limiting factor, is subsequently increased. Upon the taxable disposition of a unit, any gain recognized by a unitholder can be offset by losses that were previously suspended by the at risk limitation but may not be offset by losses suspended by the basis limitation. Any excess loss above that gain previously suspended by the at risk or basis limitations is no longer utilizable.

        In general, a unitholder will be at risk to the extent of the tax basis of his common units, excluding any portion of that basis attributable to his share of our nonrecourse liabilities, reduced by any amount of money he borrows to acquire or hold his common units, if the lender of those borrowed funds owns an interest in us, is related to the unitholder or can look only to the common units for repayment. A unitholder's at risk amount will increase or decrease as the tax basis of the unitholder's common units increases or decreases, other than tax basis increases or decreases attributable to increases or decreases in his share of our nonrecourse liabilities.

        The passive loss limitations generally provide that individuals, estates, trusts and some closely-held corporations and personal service corporations can deduct losses from passive activities, which are generally corporate or partnership activities in which the taxpayer does not materially participate, only to the extent of the taxpayer's income from those passive activities. The passive loss limitations are applied separately with respect to each publicly traded partnership. Consequently, any passive losses we generate will only be available to offset our passive income generated in the future and will not be available to offset income from other passive activities or investments, including our investments in other publicly traded partnerships, or salary or active business income. Passive losses that are not deductible because they exceed a unitholder's share of our income may be deducted in full when he disposes of his entire investment in us in a fully taxable transaction with an unrelated party. The passive activity loss rules are applied after other applicable limitations on deductions, including the at risk rules and the basis limitation.

        A unitholder's share of our net income may be offset by any of our suspended passive losses, but it may not be offset by any other current or carryover losses from other passive activities, including those attributable to other publicly traded partnerships.

        Limitations on interest deductions.    The deductibility of a non-corporate taxpayer's "investment interest expense" is generally limited to the amount of that taxpayer's "net investment income." Investment interest expense includes:

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  interest on indebtedness properly allocable to property held for investment;

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  our interest expense attributed to portfolio income; and

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  the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income.

The computation of a unitholder's investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a unit. Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules, less deductible expenses, other than interest, directly connected with the production of investment income, but generally does not include gains attributable to the disposition of property held for investment. The IRS has indicated that the net passive income earned by a publicly traded partnership will be treated as investment income to its unitholders. In addition, a unitholder's share of our portfolio income will be treated as investment income.

        Entity-level collections.    If we are required or elect under applicable law to pay any federal, state, local or foreign income tax on behalf of any unitholder or the general partner or any former unitholder, we are authorized to pay those taxes from our funds. That payment, if made, will be treated as a distribution of cash to the unitholder on whose behalf the payment was made. If the payment is made on behalf of a unitholder whose identity cannot be determined, we are authorized to treat the payment as a distribution to all current unitholders. We are authorized to amend the partnership agreement in the manner necessary to maintain uniformity of intrinsic tax characteristics of common units and to adjust later distributions, so that after giving effect to these distributions, the priority and characterization of distributions otherwise applicable under the partnership agreement is maintained as nearly as is practicable. Payments by us as described above could give rise to an overpayment of tax on behalf of a unitholder in which event the unitholder would be required to file a claim in order to obtain a credit or refund.

        Allocation of income, gain, loss and deduction.    In general, if we have a net profit, our items of income, gain, loss and deduction will be allocated among the general partner and the unitholders in accordance with their percentage interests in us. At any time that distributions are made to the common units in excess of distributions to the subordinated units, or incentive distributions are made to the general partner, gross income will be allocated to the recipients to the extent of these distributions. If we have a net loss for the entire year, that loss will be allocated first to the general partner and the unitholders in accordance with their percentage interests in us to the extent of their positive capital accounts and, second, to the general partner.

        Certain items of our income, gain, loss and deduction will be allocated to account for the difference between the tax basis and fair market value of our property at the time of this offering. We will use the remedial method with respect to such differences with respect to some, but not all, of our assets, and we may use other methods with respect to some assets. The effect to a unitholder purchasing common units in this offering will, as to those assets in respect of which we use the remedial method, be essentially the same as if the tax basis of such assets was equal to its fair market value at the time of this offering, and the effect of allocations that are made under the traditional method will be the same as if those assets had a tax basis that is less than fair market value. In addition, recapture income will be allocated to the extent possible to the unitholder who was allocated the deduction giving rise to the treatment of that gain as recapture income in order to minimize the recognition of ordinary income by other unitholders. Finally, although we do not expect that our operations will result in the creation of negative capital accounts, if negative capital accounts nevertheless result, items of our income and gain will be allocated in an amount and manner to eliminate the negative balance as quickly as possible.

        Baker Botts L.L.P. is of the opinion that, with the exception of the issues described in "—Tax Consequences of Unit Ownership—Section 754 election" and "—Disposition of Common Units—Allocations between transferors and transferees," the allocations in our partnership agreement will be given effect for federal income tax purposes in determining how our income, gain, loss or deduction will be allocated among the holders of our equity that is outstanding immediately after the offering that is made by this prospectus. Such opinion is, as to certain allocations of items of income, gain, loss and deduction for 2002 to the general partner and away from the unitholders, based upon representations made by the general partner as to expected tax attributes of its affiliates through the end of 2002.

        Treatment of short sales.    A unitholder whose common units are loaned to a "short seller" to cover a short sale of common units may be considered as having disposed of those common units. If so, he would no longer be a partner for tax purposes with respect to those common units during the period of the loan and may recognize gain or loss from the disposition. As a result, during this period:

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  any of our income, gain, loss or deduction with respect to those common units would not be reportable by him;

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  any cash distributions received by him on those common units would be fully taxable; and

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  all of these distributions would appear to be ordinary income to him.

        Baker Botts L.L.P. has not rendered an opinion regarding the treatment of a unitholder whose common units are loaned to a short seller; therefore, unitholders desiring to assure their status as partners and avoid the risk of gain recognition from a loan to a short seller are urged to modify any applicable brokerage account agreements to prohibit their brokers from borrowing or loaning their common units. The IRS has announced that it is studying issues relating to the tax treatment of short sales of partnership interests. Please read "—Disposition of Common Units—Recognition of gain or loss."

        Alternative minimum tax.    Each unitholder will be required to take into account his share of any items of our income, gain, loss or deduction for purposes of the alternative minimum tax. We do not expect to generate significant tax preference items or adjustments. Prospective unitholders are urged to consult with their tax advisors as to the impact of an investment in common units on their liability for the alternative minimum tax.

        Tax rates.    In general, the highest effective United States federal income tax rate for individuals for 2002 is 38.6% and the maximum United States federal income tax rate for net capital gains of an individual for 2002 is 20% if the asset disposed of was held for more than 12 months at the time of disposition.

        Section 754 election.    We will make the election permitted by Section 754 of the Internal Revenue Code. That election is irrevocable without the consent of the IRS. The election will generally permit us to adjust a common unit purchaser's tax basis in our assets under Section 743(b) of the Internal Revenue Code to reflect his purchase price when he buys common units from a holder thereof. This election does not apply to a person who purchases common units directly from us.

        The calculations that are required to determine a Section 743(b) adjustment become more complex after common units in addition to those that are issued in this offering are held by the public. For example, certain regulations require that the portion of the Section 743(b) adjustment that eliminates the effect of any unamortized difference in "book" and tax basis of recovery property to the holder of such a common unit be depreciated over the remaining recovery period of that property, but Treasury Regulation Section 1.167(c)-1(a)(6) may require that any such difference in "book" and tax basis of other property be depreciated over a different period. In addition, the holder of a common unit (other than a common unit that is sold in this offering) may be entitled by reason of a Section 743(b) adjustment to amortization deductions in respect of property to which the traditional method of eliminating differences in "book" and tax basis applies but to which the holder of a common unit that is sold in this offering will not be entitled.

        Under our partnership agreement, our general partner is authorized to take a position to preserve our ability to determine the tax attributes of a common unit from its date of purchase and the amount that is paid therefor even if that position is not consistent with the Treasury Regulations.

        We intend to depreciate the portion of a Section 743(b) adjustment attributable to any unamortized difference between the "book" and tax basis of an asset in respect of which we use the remedial method in a manner that is consistent with the regulations under Section 743 of the Internal Revenue Code as to recovery property in respect of which the remedial allocation method is adopted. Such method is arguably inconsistent with Treasury Regulation Section 1.167(c)-l(a)(6), which is not expected to directly apply to a material portion of our assets. If we determine that this position cannot reasonably be taken, we may take a depreciation or amortization position which may result in lower annual depreciation or amortization deductions than would otherwise be allowable to some unitholders. In addition, if common units are held by the public other than those that are sold in this offering and that are entitled to different treatment in respect of property as to which we are using the traditional method of eliminating differences in "book" and tax basis, we may also take a position that results in lower annual deductions to some or all of our unitholders than might otherwise be available. Counsel is unable to opine as to the validity of any position that is described in this paragraph because there is no clear applicable authority.

        A Section 754 election is advantageous if the transferee's tax basis in his common units is higher than the common units' share of the aggregate tax basis of our assets immediately prior to the transfer. In that case, as a result of the election, the transferee would have, among other items, a greater amount of depreciation deductions and his share of any gain on a sale of our assets would be less. Conversely, a Section 754 election is disadvantageous if the transferee's tax basis in his common units is lower than those common units' share of the aggregate tax basis of our assets immediately prior to the transfer. Thus, the fair market value of the common units may be affected either favorably or unfavorably by the election.

        The calculations involved in the Section 754 election are complex and will be made on the basis of assumptions as to the value of our assets and other matters. For example, the allocation of the Section 743(b) adjustment among our assets must be made in accordance with the Internal Revenue Code. The IRS could seek to reallocate some or all of any Section 743(b) adjustment allocated by us to our tangible assets to goodwill instead. Goodwill, as an intangible asset, is generally amortizable over a longer period of time or under a less accelerated method than our tangible assets. The determinations we make may be successfully challenged by the IRS and the deductions resulting from them may be reduced or disallowed altogether. Should the IRS require a different basis adjustment to be made, and should, in our opinion, the expense of compliance exceed the benefit of the election, we may seek permission from the IRS to revoke our Section 754 election. If permission is granted, a subsequent purchaser of common units may be allocated more income than he would have been allocated had the election not been revoked.

Tax Treatment of Operations

        Accounting method and taxable year.    We will use the year ending December 31 as our taxable year and will adopt the accrual method of accounting for federal income tax purposes. Each unitholder will be required to include in income his share of our income, gain, loss and deduction for our taxable year ending within or with his taxable year. In addition, a unitholder who has a taxable year ending on a date other than December 31 and who disposes of all of his common units following the close of our taxable year but before the close of his taxable year will be required to include in income for his taxable year his share of more than one year of our income, gain, loss and deduction. Please read "—Disposition of Common Units—Allocations between transferors and transferees."

        Initial tax basis, depreciation and amortization.    The tax basis of our assets will be used for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition of these assets. The federal income tax burden associated with the difference between the fair market value of our assets and their tax basis immediately prior to this offering will be borne by the general partner and its affiliates. Please read "—Tax Consequences of Unit Ownership—Allocation of income, gain, loss and deduction."

        To the extent allowable, we may elect to use the depreciation and cost recovery methods that will result in the largest deductions being taken in the early years after assets are placed in service. Property we acquire or construct in the future may be depreciated using accelerated methods permitted by the Internal Revenue Code.

        If we dispose of depreciable property by sale, foreclosure, or otherwise, all or a portion of any gain, determined by reference to the amount of depreciation previously deducted and the nature of the property, may be subject to the recapture rules and taxed as ordinary income rather than capital gain.

Similarly, a unitholder who has taken cost recovery or depreciation deductions with respect to property we own will likely be required to recapture some or all of those deductions as ordinary income upon a sale of his units. Please read "—Tax Consequences of Unit Ownership—Allocation of income, gain, loss and deduction" and "—Disposition of Common Units—Recognition of gain or loss."

        The costs that we incur in selling our common units ("syndication expenses") must be capitalized and cannot be deducted by us currently, ratably or upon our termination. There are uncertainties regarding the classification of costs as organization expenses, which will be amortized by us over a period of 60 months, and as syndication expenses, which may not be amortized by us. The underwriting discounts and commissions we incur will be treated as syndication expenses.

        Valuation and tax basis of our properties.    The federal income tax consequences of the ownership and disposition of common units will depend in part on our estimates of the fair market values, and determinations of the initial tax bases, of our assets. Although we may from time to time consult with professional appraisers regarding valuation matters, we will make many of the fair market value estimates ourselves. These estimates of value and determinations of basis are subject to challenge and will not be binding on the IRS or the courts. If the estimates and determinations of fair market value or basis are later found to be incorrect, the character and amount of items of income, gain, loss or deductions previously reported by unitholders might change, and unitholders might be required to adjust their tax liability for prior years and incur interest and penalties with respect to those adjustments.

Disposition of Common Units

        Recognition of gain or loss.    Gain or loss will be recognized on a sale of common units equal to the difference between the amount realized and the unitholder's tax basis for the common units sold. A unitholder's amount realized will be measured by the sum of the cash or the fair market value of other property received by him plus his share of our nonrecourse liabilities. Because the amount realized includes a unitholder's share of our nonrecourse liabilities, the gain recognized on the sale of common units could result in a tax liability in excess of any cash received from the sale.

        Prior distributions from us in excess of cumulative net taxable income for a common unit that decreased a unitholder's tax basis in that common unit will, in effect, become taxable income if the common unit is sold at a price greater than his tax basis in that common unit, even if the price received is less than his original cost.

        Except as noted below, gain or loss recognized by a unitholder, other than a "dealer" in common units, on the sale or exchange of a unit held for more than one year will generally be taxable as capital gain or loss. Capital gain recognized by an individual on the sale of common units held more than 12 months will generally be taxed at a maximum rate of 20%. However, a portion of this gain or loss, which will likely be substantial, will be separately computed and taxed as ordinary income or loss under Section 751 of the Internal Revenue Code to the extent attributable to assets giving rise to depreciation recapture, other potential recapture items, or other "unrealized receivables" or to "inventory items" we own. Ordinary income attributable to unrealized receivables, inventory items and depreciation recapture may exceed net taxable gain realized upon the sale of a unit and may be recognized even if there is a net taxable loss realized on the sale of a unit. Thus, a unitholder may recognize both ordinary income and a capital loss upon a sale of common units. Capital losses may offset capital gains and no more than $3,000 of ordinary income, in the case of individuals, and may only be used to offset capital gains in the case of corporations.

        The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all those interests. Upon a sale or other disposition of less than all of those interests, a portion of that tax basis must be allocated to the interests sold using an "equitable apportionment" method. Treasury Regulations under

Section 1223 of the Internal Revenue Code allow a selling unitholder who can identify common units transferred with an ascertainable holding period to elect to use the actual holding period of the common units transferred. Thus, according to the ruling, a common unitholder will be unable to select high or low basis common units to sell, but, under the regulations, may designate specific common units sold for purposes of determining the holding period of the common units sold. A unitholder electing to use the actual holding period of common units transferred must consistently use that identification method for all subsequent sales or exchanges of our common units. A unitholder considering the purchase of additional common units or a sale of common units purchased in separate transactions is urged to consult his tax advisor as to the possible consequences of this ruling and application of the regulations.

        The Internal Revenue Code treats a taxpayer as having sold a partnership interest, such as our units, in which gain would be recognized if it were actually sold at its fair market value, if the taxpayer or related persons enters into:

  •
  a short sale;

  •
  an offsetting notional principal contract; or

  •
  a futures or forward contract with respect to the partnership interest or substantially identical property.

        Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to the partnership interest, the taxpayer will be treated as having sold that position if the taxpayer or a related person then acquires the partnership interest or substantially identical property.

        Allocations between transferors and transferees.    In general, our taxable income and losses will be determined annually, will be prorated on a monthly basis and will be subsequently apportioned among the unitholders in proportion to the number of common units owned by each of them as of the opening of the applicable exchange on the first business day of the month. However, gain or loss realized on a sale or other disposition of our assets other than in the ordinary course of business will be allocated among the unitholders on the first business day of the month in which that gain or loss is recognized. As a result, a unitholder transferring common units may be allocated income, gain, loss and deduction realized after the date of transfer.

        The use of this method may not be permitted under existing Treasury Regulations. If this method is not allowed under the Treasury Regulations, or only applies to transfers of less than all of the unitholder's interest, our taxable income or losses might be reallocated among the unitholders. We are authorized to revise our method of allocation between transferors and transferees as well as among unitholders whose interests vary during a taxable year to conform to a method permitted under future Treasury Regulations.

        A unitholder who owns common units at any time during a quarter and who disposes of them prior to the record date set for a cash distribution for that quarter will be allocated items of our income, gain, loss and deductions attributable to that quarter but will not be entitled to receive that cash distribution.

        Notification requirements. A purchaser of common units other than an individual who is a citizen of the United States and who purchases through a broker is required to notify us in writing of that purchase within 30 days after the purchase. We are required to notify the IRS of that transaction and to furnish specified information to the transferor and transferee. Failure to notify us of a purchase may lead to the imposition of substantial penalties.

        Constructive termination.    We will be considered to have been "terminated" for tax purposes if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a

12-month period. A "termination" of us will result in the closing of our taxable year for all unitholders. In the case of a unitholder reporting on a taxable year other than a fiscal year ending December 31, the closing of our taxable year may result in more than 12 months of our taxable income or loss being includable in his taxable income for the year of termination. We would be required to make new tax elections after a termination, including a new election under Section 754 of the Internal Revenue Code, and a termination would result in a deferral of our deductions for depreciation. A termination could also result in penalties if we were unable to determine that the termination had occurred. Moreover, a termination might either accelerate the application of, or subject us to, any tax legislation enacted before the termination.

Tax-Exempt Organizations and Other Investors

        Ownership of common units by employee benefit plans, other tax-exempt organizations, non-resident aliens, foreign corporations, other foreign persons and regulated investment companies or mutual funds raises issues unique to those investors and, as described below, may have substantially adverse tax consequences to them.

        Employee benefit plans and most other organizations exempt from federal income tax, including individual retirement accounts and other retirement plans, are subject to federal income tax on unrelated business taxable income. Virtually all of our income allocated to a unitholder that is a tax-exempt organization will be unrelated business taxable income and will be taxable to it.

        A regulated investment company, or "mutual fund," is required to derive 90% or more of its gross income from interest, dividends and gains from the sale of stocks or securities or foreign currency or specified related sources. It is not anticipated that any significant amount of our gross income will include that type of income.

        Non-resident aliens and foreign corporations, trusts or estates that own common units will be considered to be engaged in business in the United States because of the ownership of common units. As a consequence, they will be required to file federal tax returns to report their share of our income, gain, loss or deduction and pay federal income tax at regular rates on their share of our net income or gain. Moreover, under rules applicable to publicly traded partnerships, we will withhold at the highest effective tax rate applicable to individuals from cash distributions made quarterly to foreign unitholders. Each foreign unitholder must obtain a taxpayer identification number from the IRS and submit that number to our transfer agent on a Form W-8 BEN or applicable substitute form in order to obtain credit for the taxes withheld. A change in applicable law may require us to change these procedures.

        In addition, because a foreign corporation that owns common units will be treated as engaged in a United States trade or business, that corporation may be subject to the United States branch profits tax at a rate of 30%, in addition to regular federal income tax, on its share of our income and gain, as adjusted for changes in the foreign corporation's "U.S. net equity," which are effectively connected with the conduct of a United States trade or business. That tax may be reduced or eliminated by an income tax treaty between the United States and the country in which the foreign corporate unitholder is a "qualified resident." In addition, this type of unitholder is subject to special information reporting requirements under Section 6038C of the Internal Revenue Code.

        Under a ruling of the IRS, a foreign unitholder who sells or otherwise disposes of a unit will be subject to federal income tax on gain realized on the sale or disposition of that unit to the extent that this gain is effectively connected with a United States trade or business of the foreign unitholder. Apart from the ruling, a foreign unitholder will not be taxed or subject to withholding upon the sale or disposition of a unit if he has owned less than 5% in value of the common units during the five-year period ending on the date of the disposition and if the common units are regularly traded on an established securities market at the time of the sale or disposition.

Administrative Matters

        Information returns and audit procedures.    We intend to furnish to each unitholder, within 90 days after the close of each calendar year, specific tax information, including a Schedule K-1, which describes his share of our income, gain, loss and deduction for our preceding taxable year. In preparing this information, which generally will not be reviewed by counsel, we will take various accounting and reporting positions, some of which have been mentioned earlier, to determine his share of income, gain, loss and deduction. We cannot assure you that any of those positions will yield a result that conforms to the requirements of the Internal Revenue Code, Treasury Regulations or administrative interpretations of the IRS. Any challenge by the IRS could negatively affect the value of the common units.

        The IRS may audit our federal income tax information returns. Adjustments resulting from an IRS audit may require each unitholder to adjust a prior year's tax liability, and possibly may result in an audit of his return. Any audit of a unitholder's return could result in adjustments not related to our returns as well as those related to our returns.

        Partnerships generally are treated as separate entities for purposes of federal tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction are determined in a partnership proceeding rather than in separate proceedings with the partners. The Internal Revenue Code requires that one partner be designated as the "Tax Matters Partner" for these purposes. The partnership agreement names our general partner as our Tax Matters Partner.

        The Tax Matters Partner will make some elections on our behalf and on behalf of unitholders. In addition, the Tax Matters Partner can extend the statute of limitations for assessment of tax deficiencies against unitholders for items in our returns. The Tax Matters Partner may bind a unitholder with less than a 1% profits interest in us to a settlement with the IRS unless that unitholder elects, by filing a statement with the IRS, not to give that authority to the Tax Matters Partner. The Tax Matters Partner may seek judicial review, by which all the unitholders are bound, of a final partnership administrative adjustment and, if the Tax Matters Partner fails to seek judicial review, judicial review may be sought by any unitholder having at least a 1% interest in profits or by any group of unitholders having in the aggregate at least a 5% interest in profits. However, only one action for judicial review will go forward, and each unitholder with an interest in the outcome may participate.

        A unitholder must file a statement with the IRS identifying the treatment of any item on his federal income tax return that is not consistent with the treatment of the item on our return. Intentional or negligent disregard of this consistency requirement may subject a unitholder to substantial penalties.

        Nominee reporting.    Persons who hold an interest in us as a nominee for another person are required to furnish to us:

  •
  the name, address and taxpayer identification number of the beneficial owner and the nominee;

  •
  whether the beneficial owner is:

  (1)
  a person that is not a United States person;

  (2)
  a foreign government, an international organization or any wholly owned agency or instrumentality of either of the foregoing; or

  (3)
  a tax-exempt entity;

  •
  the amount and description of common units held, acquired or transferred for the beneficial owner; and

  •
  specific information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales.

        Brokers and financial institutions are required to furnish additional information, including whether they are United States persons and specific information on common units they acquire, hold or transfer for their own account. A penalty of $50 per failure, up to a maximum of $100,000 per calendar year, is imposed by the Internal Revenue Code for failure to report that information to us. The nominee is required to supply the beneficial owner of the common units with the information furnished to us.

        Registration as a tax shelter.    The Internal Revenue Code requires that "tax shelters" be registered with the Secretary of the Treasury. Although we may not be a "tax shelter" for such purposes, we have applied to register as a "tax shelter" with the Secretary of the Treasury in light of the substantial penalties that might be imposed if registration is required and not undertaken.

Issuance of a tax shelter registration number does not indicate that investment in us or the claimed tax benefits have been reviewed, examined or approved by the IRS.

        We will supply our tax shelter registration number to you when one has been assigned to us. A unitholder who sells or otherwise transfers a common unit in a later transaction must furnish the registration number to the transferee. The penalty for failure of the transferor of a unit to furnish the registration number to the transferee is $100 for each failure. A unitholder must disclose our tax shelter registration number on his tax return on which any deduction, loss or other benefit we generate is claimed or on which any of our income is included. A unitholder who fails to disclose the tax shelter registration number on Form 8271 to be attached to his return, without reasonable cause for that failure, will be subject to a $250 penalty for each failure. Any penalties discussed are not deductible for federal income tax purposes.

        Accuracy-related penalties.    An additional tax equal to 20% of the amount of any portion of an underpayment of tax that is attributable to one or more specified causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements, is imposed by the Internal Revenue Code. No penalty will be imposed, however, for any portion of an underpayment if it is shown that there was a reasonable cause for that portion and that the taxpayer acted in good faith regarding that portion.

        A substantial understatement of income tax in any taxable year exists if the amount of the understatement exceeds the greater of 10% of the tax required to be shown on the return for the taxable year or $5,000 ($10,000 for most corporations). The amount of any understatement subject to penalty generally is reduced if any portion is attributable to a position adopted on the return:

  •
  for which there is, or was, "substantial authority;" or

  •
  as to which there is a reasonable basis and the pertinent facts of that position are disclosed on the return.

        More stringent rules apply to "tax shelters," a term that in this context does not appear to include us. If any item of income, gain, loss or deduction included in the distributive shares of unitholders might result in that kind of an "understatement" of income for which no "substantial authority" exists, we must disclose the pertinent facts on our return. In addition, we will make a reasonable effort to furnish sufficient information for unitholders to make adequate disclosure on their returns to avoid liability for this penalty.

        A substantial valuation misstatement exists if the value of any property, or the adjusted basis of any property, claimed on a tax return is 200% or more of the amount determined to be the correct amount of the valuation or adjusted basis. No penalty is imposed unless the portion of the underpayment attributable to a substantial valuation misstatement exceeds $5,000 ($10,000 for most corporations). If the valuation claimed on a return is 400% or more than the correct valuation, the penalty imposed increases to 40%.

State, Local, Foreign and Other Tax Consequences

        In addition to federal income taxes, you will be subject to other taxes, including state, local and foreign income taxes, unincorporated business taxes, and estate, inheritance or intangible taxes that may be imposed by the various jurisdictions in which we do business or own property or in which you are a resident. Although an analysis of those various taxes is not presented here, each prospective unitholder should consider their potential impact on his investment in us. We will initially own property or do business in Texas, Oklahoma, Louisiana and New Mexico. We may also own property or do business in other jurisdictions in the future. Although you may not be required to file a return and pay taxes in some jurisdictions because your income from that jurisdiction falls below the filing and payment requirement, you will be required to file income tax returns and to pay income taxes in many of these jurisdictions in which we do business or own property and may be subject to penalties for failure to comply with those requirements. In some jurisdictions, tax losses may not produce a tax benefit in the year incurred and may not be available to offset income in subsequent taxable years. Some of the jurisdictions may require us, or we may elect, to withhold a percentage of income from amounts to be distributed to a unitholder who is not a resident of the jurisdiction. Withholding, the amount of which may be greater or less than a particular unitholder's income tax liability to the jurisdiction, generally does not relieve a nonresident unitholder from the obligation to file an income tax return. Amounts withheld will be treated as if distributed to unitholders for purposes of determining the amounts distributed by us. Please read "—Tax Consequences of Unit Ownership—Entity-level collections." Based on current law and our estimate of our future operations, we anticipate that any amounts required to be withheld will not be material.

        It is the responsibility of each unitholder to investigate the legal and tax consequences, under the laws of pertinent jurisdictions, of his investment in us. Accordingly, each prospective unitholder is urged to consult his tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each unitholder to file all state, local and foreign, as well as United States federal tax returns, that may be required of him. Baker Botts L.L.P. has not rendered an opinion on the state, local or foreign tax consequences of an investment in us.

INVESTMENT IN CROSSTEX ENERGY, L.P. BY EMPLOYEE BENEFIT PLANS

        An investment in us by an employee benefit plan is subject to additional considerations because the investments of these plans are subject to the fiduciary responsibility and prohibited transaction provisions of ERISA, and restrictions imposed by Section 4975 of the Internal Revenue Code. For these purposes, the term "employee benefit plan" includes, but is not limited to, qualified pension, profit-sharing and stock bonus plans, Keogh plans, simplified employee pension plans and tax deferred annuities or IRAs established or maintained by an employer or employee organization. Among other things, consideration should be given to:

  •
  whether the investment is prudent under Section 404(a)(1)(B) of ERISA;

  •
  whether in making the investment, that plan will satisfy the diversification requirements of Section 404(a)(l)(C) of ERISA; and

  •
  whether the investment will result in recognition of unrelated business taxable income by the plan and, if so, the potential after-tax investment return.

        The person with investment discretion with respect to the assets of an employee benefit plan, often called a fiduciary, should determine whether an investment in us is authorized by the appropriate governing instrument and is a proper investment for the plan.

        Section 406 of ERISA and Section 4975 of the Internal Revenue Code prohibits employee benefit plans, and also IRAs that are not considered part of an employee benefit plan, from engaging in specified transactions involving "plan assets" with parties that are "parties in interest" under ERISA or "disqualified persons" under the Internal Revenue Code with respect to the plan.

        In addition to considering whether the purchase of common units is a prohibited transaction, a fiduciary of an employee benefit plan should consider whether the plan will, by investing in us, be deemed to own an undivided interest in our assets, with the result that our general partner also would be a fiduciary of the plan and our operations would be subject to the regulatory restrictions of ERISA, including its prohibited transaction rules, as well as the prohibited transaction rules of the Internal Revenue Code.

        The Department of Labor regulations provide guidance with respect to whether the assets of an entity in which employee benefit plans acquire equity interests would be deemed "plan assets" under some circumstances. Under these regulations, an entity's assets would not be considered to be "plan assets" if, among other things:

  •
  the equity interests acquired by employee benefit plans are publicly offered securities; i.e., the equity interests are widely held by 100 or more investors independent of the issuer and each other, freely transferable and registered under some provisions of the federal securities laws;

  •
  the entity is an "operating company,"—i.e., it is primarily engaged in the production or sale of a product or service other than the investment of capital either directly or through a majority owned subsidiary or subsidiaries; or

  •
  there is no significant investment by benefit plan investors, which is defined to mean that less than 25% of the value of each class of equity interest, disregarding some interests held by the general partner, its affiliates, and some other persons, is held by the employee benefit plans referred to above, IRAs and other employee benefit plans not subject to ERISA, including governmental plans.

        Our assets should not be considered "plan assets" under these regulations because it is expected that the investment will satisfy the requirements in the first bullet point above.

        Plan fiduciaries contemplating a purchase of common units should consult with their own counsel regarding the consequences under ERISA and the Internal Revenue Code in light of the serious penalties imposed on persons who engage in prohibited transactions or other violations.

UNDERWRITING

        Subject to the terms and conditions of the underwriting agreement between us and the underwriters, the underwriters have agreed severally to purchase from us the following number of common units at the offering price less the underwriting discount set forth on the cover page of this prospectus.

Underwriters	Number of Common Units
A.G. Edwards & Sons, Inc.
Raymond James & Associates, Inc.
RBC Dain Rauscher Inc.

Total	2,000,000

        The underwriting agreement provides that the obligations of the underwriters are subject to certain conditions and that the underwriters will purchase all such common units if any of the units are purchased. The underwriters are obligated to take and pay for all of the common units offered hereby, other than those covered by the over-allotment option described below, if any are taken.

        The underwriters have advised us that they propose to offer the common units to the public at the offering price set forth on the cover page of this prospectus and to certain dealers at such price less a concession not in excess of $            per unit. The underwriters may allow, and such dealers may re-allow, a concession not in excess of $            per unit to certain other dealers. After the offering, the offering price and other selling terms may be changed by the underwriters, but any such changes will not affect the net proceeds to be received by us in the offering.

        Pursuant to the underwriting agreement, we have granted to the underwriters an option, exercisable for 30 days after the date of this prospectus, to purchase up to 300,000 additional common units at the offering price, less the underwriting discount set forth on the cover page of this prospectus, solely to cover over-allotments.

        To the extent the underwriters exercise such option, the underwriters will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional units as the number set forth next to such underwriter's name in the preceding table bears to the total number of units in the table, and we will be obligated, pursuant to the option, to sell such units to the underwriters.

        Crosstex Energy, L.P., Crosstex Energy Holdings Inc., the general partner and the directors and executive officers of the general partner of our general partner have agreed that during the 180 days after the date of this prospectus, they will not, without the prior written consent of A.G. Edwards & Sons, Inc., directly or indirectly, offer for sale, contract to sell, sell, distribute, grant any option, right or warrant to purchase, pledge, hypothecate or otherwise dispose of any common units, any securities convertible into, or exercisable or exchangeable for, common units or any other rights to acquire such common units, other than (1) pursuant to employee benefit plans as in existence as of the date of this prospectus, (2) to affiliates or (3) in connection with accretive acquisitions of assets or businesses in which common units are issued as consideration; provided, however, any recipient of common units will furnish to A.G. Edwards & Sons, Inc. a letter agreeing to be bound by these provisions for the remainder of the 180-day period. A.G. Edwards may, in its sole discretion, allow any of these parties to offer for sale, contract to sell, sell, distribute, grant any option, right or warrant to purchase, pledge, hypothecate or otherwise dispose of any common units, any securities convertible into, or exercisable or exchangeable for, common units or any other rights to acquire such common units prior to the expiration of such 180-day period in whole or in part at anytime without notice. A.G. Edwards has informed us that in the event that consent to a waiver of these restrictions is requested by us or any other person, A.G. Edwards, in deciding whether to grant its consent, will consider the unitholder's reasons for requesting the release, the number of units for which the release is being requested, and market conditions at the time of the request for such release. However, A.G. Edwards has informed us that as of the date of this prospectus there are no agreements between A.G. Edwards and any party that would allow such party to transfer any common units, nor does it have any intention of releasing any of the common units subject to the lock-up agreements prior to the expiration of the lock-up period at this time.

        Prior to this offering, there has been no public market for the common units. The initial public offering price will be determined by negotiation between us and the underwriters. The principal factors to be considered in determining the public offering price will include the following:

  •
  the information set forth in this prospectus and otherwise available to the underwriters;

  •
  market conditions for initial public offerings;

  •
  the history and the prospects for the industry in which we compete;

  •
  the ability of our management;

  •
  our prospects for future earnings;

  •
  the present state of our development and our current financial condition;

  •
  the general condition of the securities markets at the time of this offering; and

  •
  the recent market prices of, and the demand for, publicly traded common units of generally comparable entities.

        The following table summarizes the discounts that Crosstex Energy, L.P. will pay to the underwriters in the offering. These amounts assume both no exercise and full exercise of the underwriters' option to purchase additional common units.

	No Exercise	Full Exercise
Per Unit	$	$
Total	$	$

        We expect to incur expenses of approximately $2.5 million in connection with this offering.

        We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

        Until the distribution of the common units is completed, rules of the SEC may limit the ability of the underwriters and certain selling group members to bid for and purchase the common units. As an exception to these rules, the underwriters are permitted to engage in certain transactions that stabilize, maintain or otherwise affect the price of the common units.

        In connection with this offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934.

  •
  Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

  •
  Over-allotment transactions involve sales by the underwriters of the common units in excess of the number of units the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of units over-allotted by the underwriters is not greater than the number of units they may purchase in the over-allotment option. In a naked short position, the number of units involved is greater than the number of units in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option and/or purchasing common units in the open market.

  •
  Syndicate covering transactions involve purchases of the common units in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of the common units to close out the short position, the underwriters will consider, among other things, the price of common units available for purchase in the open market as compared to the price at which they may purchase common units through the over-allotment option. If the underwriters sell more common units than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying common units in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the common units in the open market after pricing that could adversely affect investors who purchase in the offering.

  •
  Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common units originally sold by the syndicate member are purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

        Similar to other purchase transactions, the underwriters' purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of the common units or preventing or retarding a decline in the market price of the common units. As a result, the price of the common units may be higher than the price that might otherwise exist in the open market.

        The underwriters will deliver a prospectus to all purchasers of common units in the short sales. The purchasers of common units in short sales are entitled to the same remedies under the federal securities laws as any other purchaser of common units covered by this prospectus.

        The underwriters are not obligated to engage in any of the transactions described above. If they do engage in any of these transactions, they may discontinue them at any time.

        At the request of Crosstex Energy, L.P. the underwriters are reserving up to 100,000 common units for sale at the initial public offering price to directors, officers, employees and friends through a directed share program. The number of common units available for sale to the general public in the public offering will be reduced to the extent these persons purchase these reserved units. Any common units not so purchased will be offered by the underwriters to the general public on the same basis as the other common units offered by this prospectus.

        Neither Crosstex Energy, L.P. nor the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common units. In addition, neither Crosstex Energy, L.P. nor the underwriters make any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

        Because the National Association for Securities Dealers, Inc. views the common units offered hereby as interests in a direct participation program, the offering is being made in compliance with Rule 2810 of the NASD's Conduct Rules. Investor suitability with respect to the common units should be judged similarly to the suitability with respect to other securities that are listed for trading on a national securities exchange.

        No sales to accounts of which the underwriter exercises discretionary authority may be made without the prior written approval of the customer.

        A.G. Edwards & Sons, Inc. has provided financial advisory services to Crosstex Energy Services, Ltd. for which it will receive customary compensation.

VALIDITY OF THE COMMON UNITS

        The validity of the common units will be passed upon for us by Baker Botts L.L.P., Houston, Texas. Certain legal matters in connection with the common units offered hereby will be passed upon for the underwriters by Vinson & Elkins L.L.P., Houston, Texas.

EXPERTS

        The consolidated financial statements of Crosstex Energy Services, Ltd. as of December 31, 2000 and 2001 and for the year ended December 31, 1999 (Predecessor), the four months ended April 30, 2000 (Predecessor), the eight months ended December 31, 2000 and the year ended December 31, 2001, and the balance sheet of Crosstex Energy, L.P. as of August 5, 2002 and the balance sheet of Crosstex Energy G.P., L.P. as of August 5, 2002 have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the December 31, 2001 financial statements of Crosstex Energy Services, Ltd. refers to a change in the method of accounting for derivatives.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the Securities and Exchange Commission a registration statement on Form S-l regarding the common units. This prospectus does not contain all of the information found in the registration statement. For further information regarding us and the common units offered by this prospectus, you may desire to review the full registration statement, including its exhibits and schedules, filed under the Securities Act. The registration statement of which this prospectus forms a part, including its exhibits and schedules, may be inspected and copied at the public reference room maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of the materials may also be obtained from the SEC at prescribed rates by writing to the public reference room maintained by the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at l-800-SEC-0330.

        The SEC maintains a web site on the Internet at http://www.sec.gov. Our registration statement, of which this prospectus constitutes a part, can be downloaded from the SEC's website.

        We intend to furnish our unitholders annual reports containing our audited financial statements and furnish or make available quarterly reports containing our unaudited interim financial information for the first three fiscal quarters of each of our fiscal years.

FORWARD-LOOKING STATEMENTS

        Statements included in this prospectus which are not historical facts (including any statements concerning plans and objectives of management for future operations or economic performance, or assumptions or forecasts related thereto), including the information set forth in Appendix E, are forward-looking statements. These statements can be identified by the use of forward-looking terminology including "may," "believe," "will," "expect," "anticipate," "estimate," "continue" or other similar words. These statements discuss future expectations, contain projections of results of operations or of financial condition or state other "forward-looking" information. We and our representatives may from time to time make other oral or written statements which are also forward-looking statements.

        These forward-looking statements are made based upon management's current plans, expectations, estimates, assumptions and beliefs concerning future events impacting us and therefore involve a number or risks and uncertainties. We caution that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statements.

        Because these forward-looking statements involve risks and uncertainties, actual results could differ materially from those expressed or implied by these forward-looking statements for a number of important reasons, including those discussed under "Risk Factors," and elsewhere in this prospectus.

        You should read these statements carefully because they discuss our expectations about our future performance, contain projections of our future operating results or our future financial condition, or state other "forward-looking" information. Before you invest, you should be aware that the occurrence of any of the events described in "Risk Factors" and elsewhere in this prospectus could substantially harm our business, results of operations and financial condition and that upon the occurrence of any of these events, the trading price of our common units could decline, and you could lose all or part of your investment.

Crosstex Energy, L.P. Unaudited Pro Forma Financial Statements:
Introduction
Unaudited Pro Forma Consolidated Balance Sheet as of September 30, 2002
Unaudited Pro Forma Consolidated Statement of Operations for the nine months ended September 30, 2002
Unaudited Pro Forma Consolidated Statement of Operations for the year ended December 31, 2001
Notes to Unaudited Pro Forma Financial Statements
Crosstex Energy, L.P. Financial Statements:
Report of Independent Auditors
Balance Sheet as of August 5, 2002
Note to Balance Sheet
Crosstex Energy Services, Ltd. Consolidated Financial Statements:
Report of Independent Auditors
Consolidated Balance Sheets as of December 31, 2000 and 2001 and as of September 30, 2002 (unaudited)
Consolidated Statements of Operations for the year ended December 31, 1999 (Predecessor), the four months ended April 30, 2000 (Predecessor), the eight months ended December 31, 2000 and for the year ended December 31, 2001 and the nine months ended September 30, 2001 and 2002 (unaudited)
Consolidated Statements of Changes in Partners' Equity for the year ended December 31, 1999 (Predecessor), the four months ended April 30, 2000 (Predecessor), the eight months ended December 31, 2000 and for the nine months ended September 30, 2002 (unaudited)
Consolidated Statements of Cash Flows for the year ended December 31, 1999 (Predecessor), the four months ended April 30, 2000 (Predecessor), the eight months ended December 31, 2000 and for the year ended December 31, 2001 and for the nine months ended September 30, 2001 and 2002 (unaudited)
Notes to Consolidated Financial Statements
Crosstex Energy GP, L.P. Financial Statements:
Report of Independent Auditors
Balance Sheet as of August 5, 2002
Note to Balance Sheet

CROSSTEX ENERGY, L.P.

UNAUDITED PRO FORMA FINANCIAL STATEMENTS

Introduction

        Following are our unaudited pro forma financial statements as of September 30, 2002 and for the year ended December 31, 2001 and the nine months ended September 30, 2002. The unaudited pro forma consolidated balance sheet assumes that the offering and the related transactions occurred as of September 30, 2002, and the unaudited pro forma consolidated statements of operations assumes that the offering and related transactions occurred on January 1, 2001. These transaction adjustments are presented in the notes to the unaudited pro forma financial statements. The unaudited pro forma financial statements and accompanying notes should be read together with the financial statements and related notes included elsewhere in the prospectus.

        The pro forma financial statements reflect the following transactions:

  •
  the transfer of substantially all the assets and liabilities of Crosstex Energy Services, Ltd. to us in exchange for our issuance of 333,000 common units, 4,667,000 subordinated units, the incentive distribution rights and a 2% general partner interest in us;

  •
  our public offering of 2,000,000 common units at an assumed initial public offering price of $20.00 per common unit resulting in aggregate gross proceeds to us of $40.0 million; and

  •
  the payment of underwriting fees and commissions, and other fees and expenses associated with the offering, expected to be approximately $5.3 million.

        The pro forma balance sheet and the pro forma statements of operations were derived by adjusting the historical financial statements of Crosstex Energy Services, Ltd. The adjustments are based on currently available information and, therefore, the actual adjustments may differ from the pro forma adjustments. However, management believes that the assumptions provide a reasonable basis for presenting the significant effects of the offering as contemplated. The pro forma adjustments give appropriate effect to those assumptions and are properly applied in the pro forma financial statements. The unaudited pro forma financial statements do not purport to present the financial position or results of operations of Crosstex Energy, L.P. had the offering actually been completed as of the dates indicated. Moreover, the statements do not project the financial position or results of operations of Crosstex Energy, L.P. for any future date or period.

CROSSTEX ENERGY, L.P.

UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

September 30, 2002
(in thousands, except unit data)

	Crosstex Energy Services	Capitalization Adjustments		Offering Adjustments		Pro Forma
ASSETS
Current assets:
Cash and cash equivalents	$—	$(2,500	)(a)	$40,000 (5,300 (32,200	(b) )(c) )(d)	$—
Accounts receivable:
Trade	100,325					100,325
Imbalances	145					145
Related party	447					447
Other	480					480
Assets from risk management activities	3,580					3,580
Prepaid expenses and other	1,945					1,945

Total current assets	106,922	(2,500)		2,500		106,922

Property and equipment:
Transmission assets	35,025					35,025
Gathering systems	17,851					17,851
Gas plants	37,489	(1,949	)(a)			35,540
Other property and equipment	2,562					2,562
Construction in progress	10,737					10,737

	103,664	(1,949)		—		101,715
Accumulated depreciation and amortization	(11,221)	649	(a)			(10,572)

Total property and equipment, net	92,443	(1,300)		—		91,143

Account receivable from Enron	2,467	(2,467	)(a)			—
Assets from risk management activities	129					129
Intangible assets, net	5,859					5,859
Goodwill, net	4,873					4,873
Investment in limited partnerships	354					354
Other assets, net	1,815					1,815

Total assets	$214,862	$(6,267)		$2,500		$211,095

LIABILITIES AND PARTNERS' EQUITY
Current liabilities:
Accounts payable and accrued gas purchases	$107,633					$107,633
Accrued imbalances payable	321					321
Liability from risk management activities	4,383					4,383
Current portion of long-term debt	50					50
Other current liabilities	3,133					3,133

Total current liabilities	115,520	—		—		115,520

Long-term debt	43,250			$(32,200	)(d)	11,050
Liability from risk management activities	272					272
Partners' equity:
Partners' equity	56,503	$(6,267 (50,236	)(a) )(e)			—
Common unitholders (2,333,000 units issued and outstanding, pro forma)		3,253	(e)	40,000 (5,300	(b) )(c)	37,953
Subordinated unitholders (4,667,000 units issued and outstanding, pro forma as adjusted)		45,588	(e)			45,588
Non-managing general partner interest (2% interest with dilutive effect equivalent to 142,857 units issued and outstanding, pro forma as adjusted)		1,395	(e)			1,395
Other comprehensive income	(683)					(683)

Total partners' equity	55,820	(6,267)		34,700		84,253

Total liabilities and partners' equity	$214,862	$(6,267)		$2,500		$211,095

See accompanying notes to pro forma financial statements.

CROSSTEX ENERGY, L.P.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

Nine Months Ended September 30, 2002
(in thousands, except per unit data)

	Crosstex Energy Services	Offering Adjustments		Pro Forma
Revenues:
Midstream	$311,453	$(174	)(f)	$311,279
Treating and other	10,631			10,631

Total revenues	322,084	(174)		321,910

Operating costs and expenses:
Midstream purchased gas	294,025	(109	)(f)	293,916
Treating purchased gas	3,996			3,996
Operating expenses	7,732	(89	)(f)	7,643
General and administrative expenses	6,247	(1,747	)(g)	4,500
Stock based compensation	33			33
Impairments	3,150			3,150
(Profit) loss on energy trading contracts	(2,916)			(2,916)
Depreciation and amortization	6,034	(150	)(f)	5,884

Total operating costs and expenses	318,301	(2,095)		316,206

Operating income	3,783	1,921		5,704

Other income (expense):
Interest expense, net	(2,399)	1,195	(h)	(1,204)
Other income	73			73

Total other income (expense)	(2,326)	1,195		(1,131)

Net income	$1,457	$3,116		$4,573

General partner's interest in net income				$91

Limited partners' interest in net income:
Common unit interest				$1,494
Subordinated unit interest				2,988

Total limited partners' interest in net income				$4,482

Net income per limited partner unit—basic and diluted				$0.64

Weighted average limited partners' units outstanding				7,000 (i)

See accompanying notes to pro forma financial statements.

CROSSTEX ENERGY, L.P.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

Year ended December 31, 2001
(in thousands, except per unit data)

	Crosstex Energy Services	Offering Adjustments		Pro Forma
Revenues:
Midstream	$362,673	$(333	)(f)	$362,340
Treating and other	24,353			24,353

Total revenues	387,026	(333)		386,693

Operating costs and expenses:
Midstream purchased gas	344,755	(262	)(f)	344,493
Treating purchased gas	18,078			18,078
Operating expenses	7,430	(117	)(f)	7,313
General and administrative expenses	5,914			5,914
Impairments	2,873	(2,873	)(f)	0
(Profit) loss on energy trading contracts	3,714			3,714
Depreciation and amortization	6,101	(299	)(f)	5,802

Total operating costs and expenses	388,865	(3,551)		385,314

Operating income (loss)	(1,839)	3,218		1,379

Other income (expense):
Interest expense, net	(2,253)	2,106	(h)	(147)
Other income (expense)	174			174

Total other income (expense)	(2,079)	2,106		27

Net income (loss)	$(3,918)	$5,324		$1,406

General partner's interest in net income				$28

Limited partners' interest in net income:
Common unit interest				$459
Subordinated unit interest				919

Total limited partners' interest in net income				$1,378

Net income per limited partner unit—basic and diluted				$0.20

Weighted average limited partners' units outstanding				7,000	(i)

See accompanying notes to pro forma financial statements.

CROSSTEX ENERGY, L.P.

NOTES TO UNAUDITED PRO FORMA FINANCIAL STATEMENTS

Offering and Transactions

The pro forma financial statements reflect the following transactions:

  •
       the transfer of substantially all the assets and liabilities of Crosstex Energy Services, Ltd. to us in exchange for our issuance of 333,000 common units, 4,667,000 subordinated units, the incentive distribution rights and a 2% general partner interest in us;

  •
       our public offering of 2,000,000 common units at an assumed initial public offering price of $20.00 per common unit resulting in aggregate gross proceeds to us of $40.0 million; and

  •
       the payment of underwriting fees and commissions, and other fees and expenses associated with the offering, expected to be approximately $5.3 million.

Pro Forma Adjustments

(a)
Reflects assets of Crosstex Energy Services that will not be contributed to us. The Jonesville and Clarkson gas plants, Enron receivable and related derivative positions and $2.5 million in cash will not be transferred to us.

(b)
Reflects the proceeds to us of $40.0 million from the issuance and sale of 2,000,000 common units at an assumed initial public offering price of $20.00 per common unit.

(c)
Reflects the payment of underwriters' discounts and commissions and estimated offering expenses of $5.3 million. The underwriters' discounts and commissions and offering expenses will be allocated to the common units.

(d)
Represents the payment of $32.2 million under our revolving credit facility from proceeds of the offering.

(e)
Reflects our issuance of 333,000 common units, 4,667,000 subordinated units and a 2% general partner interest in us. Equity was allocated based on relative shares, or equivalent shares in the case of the general partner interest.

(f)
Reflects the elimination of the results on operations from the Jonesville gas plant, including depreciation and amortization and impairment, which will not be contributed to us.

(g)
Reflects the elimination of general and administrative expense to the extent our actual expenses exceed the $6.0 million reimbursement cap ($1.5 million per quarter) for the first year following the offering. Our general partner will be reimbursed for expenses incurred on our behalf. These expenses include the costs of employee, officer and director compensation and benefits properly allocable to us. For the first year after the offering, this reimbursement will be limited to $6.0 million. This reimbursement cap will not apply to the cost of any third party legal, accounting or advisory services received, or the direct expenses of management incurred, in connection with acquisition or business development opportunities evaluated on behalf of the partnership.

(h)
Reflects reduction of interest expense resulting from partial repayment of $32.2 million of borrowings under our bank credit facility with proceeds from the offering. The interest rates used to determine the pro forma adjustment were based on Crosstex Energy Service's weighted average borrowing rates of 4.95% and 6.54% for the nine months ended September 30, 2002 and the year ended December 31, 2001, respectively.

(i)
The weighted average limited partners' units outstanding used in the income per unit calculation includes the limited partners' common and subordinated units and excludes the general partner interest.

Pro Forma Net Income Per Unit

        Pro forma net income per limited partners' unit is determined by dividing the pro forma net income per unit that would have been allocated to holders of the common units and subordinated units, which is 98% of pro forma net income, by the number of common units and subordinated units expected to be outstanding at the closing of the offering. For purposes of this calculation, the number of common units and subordinated units outstanding of 7,000,000 was assumed to have been outstanding since January 1, 2001. Pursuant to the partnership agreement, to the extent that the quarterly distribution exceeds certain thresholds, the general partner is entitled to certain incentive distributions which will result in less income proportionately being allocated to the holders of the common units and subordinated units. The pro forma net income per unit assumes that no incentive distributions were made to the general partner for the periods presented. Basic and diluted pro forma net income per unit are equal, as there are no dilutive units.

Description of Equity Interest

        The common units and the subordinated units represent limited partner interests in us. The holders of the units are entitled to participate in partnership distributions and exercise the rights and privileges available to limited partners under our partnership agreement.

        The common units will have the right to receive a minimum quarterly distribution of $0.50 per unit, plus any arrearages on the common units, before any distribution is made to the holders of the subordinated units. In addition, if the general partner and its affiliates own more than 80% of the aggregate ownership of common and subordinated units, the general partner will have the right to call the common units at a price that approximates fair market value.

        The subordinated units generally receive quarterly cash distributions only when the common units have received a minimum quarterly distribution of $0.50 per unit for each quarter since the commencement of operations. Subordinated units will convert into common units on a one-for-one basis when the subordination period ends. The subordination period will end when we meet financial tests specified in the partnership agreement but generally cannot end before September 30, 2007.

        The general partner interest is entitled to at least 2% of all distributions made by us. In addition, the general partner holds incentive distribution rights, which allow the general partner to receive a higher percentage of quarterly distributions of Available Cash from Operating Surplus after the minimum quarterly distributions have been achieved, and as additional target levels are met. The higher percentages range from 15% up to 50%. The pro forma financial statements assume that no incentive distributions were made to the general partner. In subsequent periods, we will apply the hypothetical liquidation at book value method in allocating income to the various partnership interests.

Independent Auditors' Report

To the Partners of Crosstex Energy, L.P.:

        We have audited the accompanying balance sheet of Crosstex Energy, L.P. (a Delaware limited partnership) as of August 5, 2002. This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit.

        We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Crosstex Energy, L.P. as of August 5, 2002 in conformity with accounting principles generally accepted in the United States of America.

                      KPMG LLP

Dallas, Texas,
August 5, 2002

CROSSTEX ENERGY, L.P.

Balance Sheet

August 5, 2002

Assets
Cash	$1,000

Total assets	$1,000

Partners' Equity
Partners' equity:
Limited partner's equity	$980
General partner's equity	20

Total partners' equity	$1,000

See accompanying note to balance sheet.

CROSSTEX ENERGY, L.P.

Note to Balance Sheet

August 5, 2002

(1) Organization

        Crosstex Energy, L.P. (the "Partnership"), is a Delaware limited partnership formed on July 12, 2002, to acquire substantially all of the assets, liabilities and operations of the natural gas gathering, transmission, treating and processing and selling business of Crosstex Energy Services, Ltd. The Partnership's general partner is Crosstex Energy GP, L.P.

        The Partnership intends to offer common units, representing limited partner interests, pursuant to a public offering. In addition, the Partnership will issue common units and subordinated units, representing additional limited partner interests to Crosstex Energy Holdings Inc. as well as a 2% general partner interest in the Partnership to Crosstex Energy GP, L.P.

Independent Auditors' Report

To the Partners of Crosstex Energy Services, Ltd.:

        We have audited the accompanying consolidated balance sheets of Crosstex Energy Services, Ltd. (a Texas limited partnership) and subsidiaries as of December 31, 2000 and 2001 and the related consolidated statements of operations, changes in partners' equity, and cash flows for the year ended December 31, 1999 (Predecessor), the four months ended April 30, 2000 (Predecessor), the eight months ended December 31, 2000 and the year ended December 31, 2001. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Crosstex Energy Services, Ltd. and subsidiaries as of December 31, 2000 and 2001, and the consolidated results of their operations and their cash flows for the year ended December 31, 1999 (Predecessor), the four months ended April 30, 2000 (Predecessor), the eight months ended December 31, 2000 and the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

        As explained in Note 2 to the financial statements, effective January 1, 2001, the Partnership changed its method of accounting for derivatives.

                      KPMG LLP

Dallas, Texas,
July 19, 2002

CROSSTEX ENERGY SERVICES, LTD.

Consolidated Balance Sheets

December 31, 2000 and 2001 and September 30, 2002

(in thousands)

	December 31,
			September 30, 2002
	2000	2001
			(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$18,655	$352	$—
Accounts receivable:
Trade	108,806	58,222	100,325
Imbalances	36	117	145
Related party	66	418	447
Other	73	192	480
Assets from risk management activities	16,851	3,361	3,580
Prepaid expenses and other	288	1,865	1,945

Total current assets	144,775	64,527	106,922

Property and equipment:
Transmission assets	22,926	33,559	35,025
Gathering systems	1,625	12,541	17,851
Gas plants	9,729	37,373	37,489
Other property and equipment	675	2,692	2,562
Construction in process	3,701	5,092	10,737

Total property and equipment	38,656	91,257	103,664
Accumulated depreciation	(1,414)	(6,306)	(11,221)

Total property and equipment, net	37,242	84,951	92,443

Account receivable from Enron (net of allowances of $0, $5,758 and $5,758)	—	2,467	2,467
Assets from risk management activities	—	117	129
Intangible assets, net	13,537	9,678	5,859
Goodwill, net	5,078	4,873	4,873
Investment in limited partnerships	636	534	354
Other assets, net	—	1,229	1,815

Total assets	$201,268	$168,376	$214,862

LIABILITIES AND PARTNERS' EQUITY
Current liabilities:
Accounts payable and accrued gas purchases	$120,881	$56,092	$107,633
Accrued imbalances payable	778	422	321
Liabilities from risk management activities	16,804	7,565	4,383
Current portion of long-term debt	—	—	50
Other current liabilities	451	2,702	3,133

Total current liabilities	138,914	66,781	115,520

Long-term debt	22,000	60,000	43,250
Liabilities from risk management activities	—	440	272
Partners' equity:
General partner	305	265	281
Limited partner	40,049	40,748	56,222
Other comprehensive income (loss)	—	142	(683)

Total partners' equity	40,354	41,155	55,820

Total liabilities and partners' equity	$201,268	$168,376	$214,862

See accompanying notes to financial statements.

CROSSTEX ENERGY SERVICES, LTD.

Consolidated Statements of Operations

	(Predecessor)
		Four Months Ended April 30, 2000	Eight Months Ended December 31, 2000		Nine Months Ended September 30,
	Year Ended December 31, 1999			Year Ended December 31, 2001
					2001	2002
					(unaudited)
Revenues:
Midstream	$7,896	$3,591	$88,008	$362,673	$270,496	$311,453
Treating	9,770	5,947	17,392	24,353	19,084	10,631

Total revenues	17,666	9,538	105,400	387,026	289,580	322,084

Operating costs and expenses:
Midstream purchased gas	5,154	2,746	83,672	344,755	258,670	294,025
Treating purchased gas	8,110	4,731	14,876	18,078	14,854	3,996
Operating expenses	986	544	1,796	7,430	4,995	7,732
General and administrative	2,078	810	2,010	5,914	4,367	6,247
Stock based compensation—general and administrative	—	8,802	—	—	—	33
Impairments	538	—	—	2,873	—	3,150
(Profit) loss on energy trading contracts	(1,764)	(638)	(1,253)	3,714	(1,527)	(2,916)
Depreciation and amortization	1,286	522	2,261	6,101	4,181	6,034

Total operating costs and expenses	16,388	17,517	103,362	388,865	285,540	318,301

Operating income (loss)	1,278	(7,979)	2,038	(1,839)	4,040	3,783

Other income (expense):
Interest expense, net	(638)	(79)	(530)	(2,253)	(1,538)	(2,399)
Other income (expense)	(138)	381	115	174	145	73

Total other income (expense)	(776)	302	(415)	(2,079)	(1,393)	(2,326)

Net income (loss)	$502	$(7,677)	$1,623	$(3,918)	$2,647	$1,457

See accompanying notes to financial statements.

CROSSTEX ENERGY SERVICES, LTD.

Consolidated Statements of Changes in Partners' Equity

(in thousands)

				Total
Balance, December 31, 1998				$2,655
Capital contributions				85
Net income				502

Balance, December 31, 1999				3,242
Capital contributions				45
Equity based compensation				7,999
Net loss				(7,677)

Balance April 30, 2000 (Predecessor)				$3,609

	General Partner	Limited Partner	Other Comprehensive Income	Total
Balance, May 5, 2000 (Successor)	$—	$—	$—	$—
Contributions of assets and liabilities of predecessor	163	21,740		21,903
Capital contributions	125	16,703		16,828
Net income	17	1,606		1,623

Balance, December 31, 2000	305	40,049	—	40,354
Capital contributions	—	5,019	—	5,019
Distributions	—	(442)	—	(442)
Comprehensive income (loss):				—
Net loss	(40)	(3,878)	—	(3,918)
Cumulative adjustment from adoption of accounting standard	—	—	(1,006)	(1,006)
Hedging gains or losses reclassified to earnings	—	—	1,006	1,006
Adjustment in fair value of derivatives	—	—	142	142

Comprehensive income (loss)				(3,776)

Balance, December 31, 2001	265	40,748	142	41,155
Capital contributions	—	14,000	—	14,000
Stock based compensation	—	33	—	33
Comprehensive income (loss):				—
Net income	16	1,441	—	1,457
Hedging gains or losses reclassified to earnings	—	—	136	136
Adjustment in fair value of derivatives	—	—	(961)	(961)

Comprehensive income (loss)				632

Balance, September 30, 2002	$281	$56,222	$(683)	$55,820

See accompanying notes to financial statements.

CROSSTEX ENERGY SERVICES, LTD.

Consolidated Statements of Cash Flows

(in thousands)

	Predecessor
					Nine Months Ended September 30,
		Four Months Ended April 30, 2000	Eight Months Ended December 31, 2000
	Year Ended December 31, 1999			Year Ended December 31, 2001
					2001	2002
					(unaudited)
Cash flows from operating activities:
Net income (loss)	$502	$(7,677)	$1,623	$(3,918)	$2,647	$1,457
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation, depletion, and amortization	1,286	522	2,261	6,101	4,181	6,034
Impairments	538	—	—	2,873	—	3,150
Income (loss) on investment in affiliated partnerships	18	(15)	(48)	(35)	20	13
Noncash stock based compensation	—	7,999	—	—	—	33
Loss on sale of assets	80	—	—	—	—	—
Changes in assets and liabilities:
Accounts receivable	(619)	(994)	(83,668)	47,565	72,729	(42,447)
Prepaid expenses	—	(328)	108	(1,566)	(400)	(82)
Accounts payable, accrued gas purchases and other accrued liabilities	(625)	8,129	87,442	(63,115)	(73,918)	51,439
Risk management activities	(4)	—	(47)	4,573	98	(4,405)
Other	228	(256)	70	(804)	5,040	(105)

Net cash provided by (used in) operating activities	1,404	7,380	7,741	(8,326)	10,397	15,087

Cash flows from investing activities:
Additions to property and equipment	(1,432)	(3,026)	(4,667)	(22,685)	(17,341)	(8,346)
Proceeds from disposition of assets	9	100	—	—	—	—
Asset purchases	—	—	(21,133)	(30,003)	(30,003)	(4,430)
Payment of acquisition costs	(32)	—	—	—	—	—
Distributions from affiliated partnerships	113	77	157	153	89	87

Net cash used in investing activities	(1,342)	(2,849)	(25,643)	(52,535)	(47,255)	(12,689)

Cash flows from financing activities:
Proceeds from bank borrowings	405	7,000	51,950	267,131	—	—
Payments on bank borrowings	(1,347)	(6,847)	(36,950)	(229,150)	27,500	(16,750)
Predecessor cash	—	—	4,729	—	—	—
Distribution to partners	—	—	—	(442)	(300)	—
Contribution from partners	85	45	16,828	5,019	5,000	14,000

Net cash provided by (used in) financing activities	(857)	198	36,557	42,558	32,200	(2,750)

Net increase (decrease) in cash and cash equivalents	(795)	4,729	18,655	(18,303)	(4,658)	(352)
Cash and cash equivalents, beginning of period	795	—	—	18,655	18,655	352

Cash and cash equivalents, end of period	$—	$4,729	$18,655	$352	$13,997	$0

Cash paid for interest	$773	$144	$507	$2,720	$1,915	$1,776
Non-cash transactions—Stock based compensation	$—	$7,999	—	—	—	33
Contributions of assets and liabilities of predecessor	—	—	$21,903	—	—	—

See accompanying notes to financial statements.

CROSSTEX ENERGY SERVICES, LTD.

Notes to Consolidated Financial Statements

December 31, 2001 and 2000

(unaudited with respect to September 30, 2002 and 2001)

(1) Organization and Summary of Significant Agreements

  (a) Organization

        Crosstex Energy Services, Ltd. (the Predecessor), a Texas limited partnership formed on December 19, 1996, is engaged in the gathering, transmission, treating, processing and marketing of natural gas. The Partnership connects the wells of natural gas producers in our market areas to our gathering systems, treats natural gas to remove impurities to ensure that it meets pipeline quality specifications, processes natural gas for the removal of natural gas liquids or NGLs, transports natural gas and ultimately provides an aggregated supply of natural gas to a variety of markets. The Partnership also purchases natural gas from natural gas producers and other supply points and sells that natural gas to utilities, industrial consumers, other marketers and pipelines. In addition, the Partnership purchases natural gas from producers not connected to its gathering system for resale and sells natural gas on behalf of producers for a fee.

        Effective May 5, 2000, Crosstex Energy Holdings Inc. (Crosstex Holdings) acquired a 100% interest in Crosstex Energy, Inc. (CEI), the general partner of the Predecessor, and a 100% limited partnership interest in the Predecessor. Also, effective May 5, 2000, the Predecessor was dissolved and Crosstex Holdings formed a new partnership, Crosstex Energy Services, Ltd. (CES or the Partnership) with the same management organization and purpose as the Predecessor. CEI is the managing and sole general partner and holds a 1% interest in the Partnership.

        Crosstex Holdings is majority owned by Yorktown Energy Partners IV, L.P. (Yorktown). Yorktown paid $21.6 million cash to capitalize Crosstex Holdings in exchange for 100% of the common stock of Crosstex Holdings. Subsequently, Crosstex Holdings issued 722,771 shares of common stock to the management group of the Predecessor and CES in return for their 36.5% effective interest, resulting in current CES management owning 25% of Crosstex Holdings and Yorktown owning the remaining 75%.

        The accompanying financial statements include the results of operations of the Partnership subsequent to the Yorktown transactions as of May 5, 2000.

        Periods presented prior to May 5, 2000, relate to the Predecessor, and are not comparable in all respects to the Partnership's financial statements due to a new basis of accounting established in connection with the Yorktown transaction.

        The purchase price of $21.9 million was comprised of $13.9 million paid by Yorktown for an approximate 63.5% interest in the Predecessor and $800,000 cash and 722,771 shares of common stock of Crosstex Holdings valued at approximately $7.2 million issued to management in exchange for an approximate 36.5% economic interest held by management in the Predecessor. The purchase price of

Crosstex Holdings which was pushed down to the Partnership was allocated based on estimated fair values as follows (in thousands):

Working capital	$(9,604)
Property, plant, and equipment	11,804
Intangible assets	14,167
Goodwill	4,754
Investments	782

$21,903

        Concurrent with the purchase of the Predecessor and the formation of the Partnership, Crosstex Holdings contributed an additional $6.8 million as partner capital to the Partnership for use as working capital and later during 2000 contributed another $10.0 million as partner capital.

  (b) Basis of Presentation

        The accompanying consolidated financial statements include the assets, liabilities, and results of operations of the Predecessor prior to May 5, 2000 and CES and its wholly owned subsidiaries thereafter. The consolidated operations are hereafter referred to herein collectively as the "Partnership." All material intercompany balances and transactions have been eliminated. Certain reclassifications have been made to the consolidated financial statements for the prior year to conform to the current presentation.

  (c) Unaudited Interim Information

        The unaudited interim consolidated financial statements as of September 30, 2002 and for the nine months ended September 30, 2002 and 2001, included herein, have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission (the "Commission"). Accordingly, they do not include all the information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements.    In the opinion of management, the unaudited interim consolidated financial statements contain all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation. The interim financial results are not necessarily indicative of operating results for an entire year.

(2) Significant Accounting Policies

  (a) Management's Use of Estimates

        The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management of the Partnership to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from these estimates.

  (b) Cash and Cash Equivalents

        The Partnership considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

  (c) Property, Plant, and Equipment

        Property, plant, and equipment consists of intrastate gas transmission systems, gas gathering systems, industrial supply pipelines, natural gas processing plants, and gas treating plants used to treat gas.

        Other property and equipment is primarily comprised of furniture, fixtures, and office equipment. Such items are depreciated over their estimated useful life of five years. Property, plant, and equipment are recorded at the lower of cost, including capitalized interest, or estimated realizable value. Repairs and maintenance are charged against income when incurred. Renewals and betterments, which extend the useful life of the properties, are capitalized. Interest incurred during the construction period of new projects is capitalized and amortized over the life of the associated assets. Depreciation is provided using the straight-line method based on the estimated useful life of each asset, are as follows:

Useful Lives
Transmission assets	15 years
Gathering systems	7-15 years
Gas plants	10-15 years
Other property and equipment	5 years

        Statement of Financial Accounting Standards (SFAS) No. 121, Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of, and SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, requires long-lived assets to be reviewed whenever events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. In order to determine whether an impairment has occurred, the Partnership compares the net book value of the asset to the undiscounted expected future net cash flows. If impairment has occurred, the amount of such impairment is determined based on the expected future net cash flows discounted using a rate commensurate with the risk associated with the asset. Impairments of approximately $538,000, $2,873,000 and $3,150,000 associated with certain assets and the related intangible assets were recorded in 1999, 2001, and the nine months ended September 30, 2002, respectively. The impairments recorded in 2001 and 2002 relate primarily to customer relationships recorded as intangible assets as part of the Yorktown transaction. Due to changes impacting the expected future cash flows of the related assets, the Partnership determined the intangible assets were impaired under SFAS No. 121.

  (d) Amortization of Intangibles

        Until January 1, 2002, goodwill was amortized over the period of expected benefit. Goodwill related to the Yorktown transaction was being amortized on a straight-line basis over 15 years (see Note 1). Such amortization was $178,000 and $296,000 for the eight months ended December 31, 2000, and the year ended December 31, 2001, respectively. As discussed in Note 2 (n), the Partnership discontinued the amortization of goodwill effective January 1, 2002, with the adoption of SFAS No. 142.

        Intangible assets are amortized on a straight-line basis over the expected period of benefits of the customer relationships, which average 15 years. Such amortization was approximately $638,000 and $772,000 for the eight months ended December 31, 2000, and the year ended December 31, 2001, respectively. See impairment of intangibles discussed in Note 2(c).

  (e) Gas Imbalance Accounting

        Quantities of natural gas over-delivered or under-delivered related to imbalance agreements are recorded monthly as receivables or payables using weighted average prices at the time the imbalance was created. These imbalances are typically settled with deliveries of natural gas. The Partnership had an imbalance payable of $778,000, $422,000 and $321,000 and an imbalance receivable of $36,000 $117,000 and $145,000 at December 31, 2000, and 2001, and September 30, 2002, respectively.

  (f) Revenue Recognition

        The Partnership recognizes revenue for sales or services at the time the natural gas or NGLs are delivered or at the time the service is performed. See discussion of accounting for energy trading activities in Note 2 (h).

  (g) Commodity Risk Management

        The Partnership engages in price risk management activities in order to minimize the risk from market fluctuations in the price of natural gas and NGLs. To qualify as a hedge, the price movements in the commodity derivatives must be highly correlated with the underlying hedged commodity. Gains and losses related to commodity derivatives which qualify as hedges are recognized in income when the underlying hedged physical transaction closes and are included in the consolidated statements of operations as a cost of gas purchased.

        Prior to January 1, 2001, these agreements were accounted for as hedges using the deferral method of accounting. Unrealized gains and losses were generally not recognized until the physical production required by the contracts was delivered. At the time of delivery, the resulting gains and losses were recognized as an adjustment to natural gas revenues. The cash flows related to any recognized gains or losses associated with these hedges were reported as cash flows from operations. If the hedge was terminated prior to maturity, gains or losses were deferred and included in income in the same period as the physical production required by the contracts was delivered.

        Effective January 1, 2001, the Partnership adopted Statement of Financial Accounting Standards No. 133 (SFAS 133), Accounting for Derivative Instruments and Hedging Activities. This standard requires recognition of all derivative and hedging instruments in the statements of financial position as either assets or liabilities and measures them at fair value. If a derivative does not qualify for hedge accounting, it must be adjusted to fair value through earnings. However, if a derivative does qualify for hedge accounting, depending on the nature of the hedge, changes in fair value can be offset against the change in fair value of the hedged item through earnings or recognized in other comprehensive income until such time as the hedged item is recognized in earnings.

        To qualify for cash flow hedge accounting, the cash flows from the hedging instrument must be highly effective in offsetting changes in cash flows due to changes in the underlying item being hedged. In addition, all hedging relationships must be designated, documented, and reassessed periodically. The impact of adopting SFAS No. 133 on January 1, 2001, was to record the fair value of derivatives as a liability in the amount of $1,006,000.

        Currently, all derivative financial instruments that qualify for hedge accounting are designated as cash flow hedges. These instruments hedge the exposure of variability in expected future cash flows that is attributable to a particular risk. The effective portion of the gain or loss on these derivative instruments is recorded in other comprehensive income in partners' equity and reclassified into earnings in the same period in which the hedged transaction affects earnings. The asset or liability related to the derivative instruments is recorded on the balance sheet in assets or liabilities from risk management activities. Any ineffective portion of the gain or loss is recognized in earnings immediately.

  (h) Producer Services

        The Partnership conducts "off-system" gas marketing operations as a service to producers on systems that the Partnership does not own. The Partnership refers to these activities as part of Producer Services. In some cases, the Partnership earns an agency fee from the producer for arranging the marketing of the producer's natural gas. In other cases, the Partnership purchases the natural gas from the producer and enters into a sales contract with another party to sell the natural gas.

        The Partnership manages its price risk related to future physical purchase or sale commitments for its Producer Services activities by entering into either corresponding physical delivery contracts or financial instruments with an objective to balance the Partnership's future commitments and significantly reduce its risk to the movement in natural gas prices. However, the Partnership is subject to counterparty risk for both the physical and financial contracts. The Partnership accounts for its Producer Services natural gas marketing activities as energy trading contracts in accordance with EITF 98-10, Accounting for Contracts Involved in Energy Trading and Risk Management Activities. EITF 98-10 requires energy-trading contracts to be recorded at fair value with changes in fair value reported in earnings. Accordingly, any gain or loss associated with changes in the fair value of derivatives and physical delivery contracts relating to the Partnership's Producer Services natural gas marketing activities are recognized in earnings as profit or loss on energy trading contracts immediately.

        For each reporting period, the Partnership records the fair value of open energy trading contracts based on the difference between the quoted market price and the contract price. Accordingly, the change in fair value from the previous period in addition to the realized gains or losses on settled contracts are reported as profit or loss on energy trading contracts in the statement of operations.

        Energy trading contract volumes that were physically settled were as follows (in MMBtus):

	Year Ended December 31, 1999	Four Months Ended April 30, 2000	Eight Months Ended December 31, 2000	Year Ended December 31, 2001	Nine Months Ended September 30, 2002
Volumes Purchased and Sold	101,622,921	26,525,486	51,993,614	103,330,628	62,477,949

  (i) Comprehensive Income (Loss)

        During 1998, the Partnership adopted SFAS 130, Reporting Comprehensive Income, which establishes standards for reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. Comprehensive income includes net income and other comprehensive income, which includes, but is not limited to, unrealized gains and losses on marketable securities, foreign currency translation adjustments, minimum pension liability adjustments, and effective January 1, 2001, unrealized gains and losses on derivative financial instruments. For the periods prior to January 1, 2001, comprehensive income and net income were equal and thus, SFAS No. 130 had no effect on the financial statements.

        With the adoption of SFAS No. 133 on January 1, 2001, the Partnership began recording deferred hedge gains and losses on its derivative financial instruments that qualify as hedges as other comprehensive income. For the year ended December 31, 2001, comprehensive loss totaled approximately $3.8 million, while net loss totaled approximately $3.9 million. At December 31, 2001, the Partnership had approximately $142,000 in deferred hedge gains in accumulated other comprehensive income, shown as a component of equity on the balance sheet.

  (j) Income Taxes

        No provision is made in the accounts of the Partnership for federal or state income taxes because such taxes are liabilities of the individual partners, and the amounts thereof depend upon their respective tax situations. The tax returns and amounts of allocable Partnership revenues and expenses are subject to examination by federal and state taxing authorities. If such examinations result in changes to allocable Partnership revenues and expenses, the tax liability of the Partners could be changed accordingly.

  (k) Allocation of Net Income (Loss) and Distributions

        Allocations of net income (loss) and distributions are based on the terms of the partnership agreement which are generally 1% to the general partner and 99% to the limited partner.

        As set forth in the Series A and Series B 7 1/2% cumulative convertible Preferred Stock (Series A and B Preferred) Agreement of Crosstex Holdings, Crosstex Holdings is required to pay preferential dividends annually on December 31 in cash or in additional shares of Series A and B Preferred stock to the holders of the Series A and B Preferred stock at the rate of 7 1/2% of the sum of the liquidation value (as defined) and all accumulated and unpaid dividends. Dividends are payable in cash or additional shares of preferred stock, at Crosstex Holding's option. As set forth in the Series A Preferred Agreement, CES is required to fund the preferred dividends of Crosstex Holdings if paid in cash. No preferred dividends have been paid in cash to date. The Partnership is also required to distribute to its partners funds required for such partners to pay their income tax liability related to partnership allocations of taxable income.

  (l) Concentrations of Credit Risk

        Financial instruments, which potentially subject the Partnership to concentrations of credit risk, consist primarily of trade accounts receivable and derivative financial instruments. Management believes the risk is limited, as the Partnership's customers represent a broad and diverse group of energy marketers and end users. In addition, the Partnership continually monitors and reviews credit exposure to its marketing counterparties and letters of credit or other appropriate security are obtained as considered necessary to limit the risk of loss. As of December 31, 2000 and 2001, and September 30, 2002, the reserve for doubtful accounts was approximately $0, $5.8 million and $5.8 million, respectively. See Note 8 for further discussion.

        During the year ended December 31, 1999, the four months ended April 30, 2000, the eight months ended December 31, 2000, and the year ended December 31, 2001, the Partnership had 4, 2, 3 and 3 customers, respectively, which individually accounted for more than 10% of consolidated revenues. The relevant percentages for these customers were: (i) for the year ended December 31, 1999—27.9%, 16.7%, 16.1% and 11.0%; (ii) for the four months ended April 30, 2000—50.4% and 21.1%; (iii) for the eight months ended December 31, 2000—28.8%, 20.7% and 14.1%; and (iv) for the year ended December 31, 2001—23.9%, 13.4% and 11.5%. While these customers represent a significant percentage of revenues, the loss of any of these would not have a material adverse impact on the Partnership's results of operations.

  (m) Environmental Costs

        Environmental expenditures are expensed or capitalized as appropriate, depending on the nature of the expenditures and their future economic benefit. Expenditures that related to an existing condition caused by past operations that do not contribute to current or future revenue generation are expensed. Liabilities for these expenditures are recorded on an undiscounted basis when environmental assessments or clean-ups are probable and the costs can be reasonably estimated. For year ended December 31, 1999, the four months ended April 30, 2000, the eight months ended December 31, 2000 and the year ended December 31, 2001 such expenditures were not significant.

  (n) New Accounting Pronouncements

        In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 141, Business Combinations, requiring business combinations entered into after June 30, 2001, to be accounted for using the purchase method of accounting. Specifically identifiable intangible assets acquired, other than goodwill, will be amortized over their estimated useful economic life. This pronouncement had no effect on the Partnership's financial position or results of operations.

        In June 2001, the FASB issued SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 142 requires, among other things, that companies no longer amortize goodwill, but instead test goodwill for impairment at least annually. In addition, SFAS No. 142 requires that the Partnership identify reporting units for purposes of assessing potential future impairments of goodwill, reassess the useful lives of other existing recognized intangible assets, and cease amortization of intangible assets with an indefinite useful life. An intangible asset with an indefinite useful life should be tested for impairment in accordance with the guidance in SFAS No. 142. This statement is required to be applied in fiscal years beginning after December 15, 2001 to all goodwill and other intangible assets recognized at that date, regardless of when those assets were initially recognized. SFAS No. 142 requires the Partnership to complete a transitional goodwill impairment test within six months from the date of adoption and reassess the useful lives of other intangible assets within the first interim quarter after adoption. The Partnership had $4,873,000 recorded for goodwill, net of accumulated amortization at December 31, 2001 and recorded goodwill amortization expense of $178,000 and $296,000 for the eight months ended December 31, 2000, and for the year ended December 31, 2001.

        The following table shows the Partnership's net earnings excluding goodwill amortization for the year ended December 31, 1999, the four months ended April 30, 2000, the eight months ended December 31, 2000, the year ended December 31, 2001 and the nine months ended September 30, 2001 and 2002.

	Year Ended December 31, 1999	Four Months Ended April 30, 2000	Eight Months Ended December 31, 2000	Year Ended December 31, 2001
	(in thousands)
Reported net income (loss)	$502	$(7,677)	$1,623	$(3,918)
Goodwill amortization	65	22	178	296

Adjusted net income (loss)	$567	$(7,655)	$1,801	$(3,622)

	Nine Months Ended September 30,
	2001	2002
	(in thousands)
Reported net income	$2,647	$1,457
Goodwill amortization	222	—

Adjusted net income	$2,869	$1,457

        In June 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations. This statement establishes standards for accounting for obligations associated with the retirement of tangible long-lived assets. This standard is required to be adopted by the Partnership beginning on January 1,

2003. At present, the Partnership is currently assessing but has not yet determined the complete impact the adoption of SFAS No. 143 will have on its financial position and results of operations.

        In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS No. 144 addresses financial accounting and reporting for impairment or disposal of long-lived assets. This statement supersedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets to be Disposed Of, and the accounting and reporting provisions of APB Opinion No. 30, Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, for the disposal of a segment of a business. This statement also amends ARB No. 51, Consolidated Financial Statements, to eliminate the exception to consolidation for a subsidiary for which control is likely to be temporary. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001. See the impact of the adoption of SFAS No. 144 at Note 2 (c).

        In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred rather than when the entity commits to an exit plan. This standard is effective for all exit or disposal activities which are initiated after December 31, 2002. The Partnership does not anticipate the adoption of SFAS 146 will have any impact its financial position or results of operations.

        In June 2002, the Emerging Issues Task Force (EITF) reached consensus on certain issues in EITF Issue No. 02-03, "Recognition and Reporting of Gains and Losses on Energy Trading Contracts." Consensus was reached on two issues: 1) that gains and losses on energy trading contracts (whether realized or unrealized) should be shown net in the statement of operations, and 2) that entities should disclose the types of contracts that are accounted for as energy trading contracts along with a variety of other data regarding values, sensitivity to changes in estimates, maturity dates and other factors. The Partnership early adopted this consensus in the second quarter of 2002 and all comparative financial statements were reclassified to report gains or losses on energy trading contracts net in the statements of operations. In October 2002, the EITF reached a consensus to rescind EITF 98-10. Accordingly, energy related contracts that are not accounted for pursuant to SFAS No. 133 should be accounted for as executory contracts and carried on an accrual basis, not fair value. The consensus should be applied prospectively to all new energy trading contracts entered into after October 25, 2002 and to all contracts that existed on October 25, 2002, in periods beginning after December 15, 2002. Changes to the accounting for existing contracts as a result of the rescission of EITF 98-10 will be reported as a cumulative effect of a change in accounting principle. The Partnership has not determined the impact, if any, that the rescission of EITF 98-10 will have on its financial position or results of operations.

(3) Significant Asset Purchases

        On August 16, 2000, the Partnership entered into a purchase and sale agreement with Western Gas Resources, Inc. to acquire certain natural gas gathering and related facilities known as the Arkoma System for a total purchase price of $10,500,000, which was allocated entirely to transmission assets.

The Partnership recorded the net assets acquired based on relative fair values, and the Partnership's results of operations include the results of the Arkoma System as of September 1, 2000.

        On September 14, 2000, the Partnership entered into a purchase and sale agreement with Tejas Hydrocarbons LLC to acquire all of the assets of GC Marketing Company (a Texas general partnership), for a total purchase price of $10,632,209, after closing adjustments. The Partnership recorded the net assets acquired based on relative fair values and the Partnership's results of operations include the results of GC Marketing Company as of October 1, 2000.

        The purchase price consisted of the following (in thousands):

Transmission assets	$10,716
Other property, plant, and equipment	131
Miscellaneous liabilities	(215)

$10,632

        On April 3, 2001, the Partnership entered into a purchase and sale agreement with Tejas Energy NS, LLC to acquire all of the assets of Tejas Texas Pipeline GP, LLC, a Delaware limited liability company, and Tejas C Pipeline LP, LLC, a Delaware limited liability company, for a total purchase price of $30,003,120, after closing adjustments. The Partnership recorded the net assets acquired based on relative fair values, and the Partnership's results of operations include the results of operations of the acquired assets as of May 1, 2001.

        The purchase price consisted of the following (in thousands):

Gas plant	$11,837
Gathering systems	10,192
Transmission assets	7,158
Other property, plant, and equipment	816

$30,003

        On October 11, 2001, the Partnership entered into a purchase and sale agreement with various individuals to acquire the common stock of Millennium Gas Services, Inc. (Millennium) for a total of $2,124,217 after closing adjustments, which was allocated entirely to treating plants. The Partnership's results of operations include the results of Millennium as of October 1, 2001.

        On June 6, 2002, the Partnership acquired 70 miles of inactive pipeline from Florida Gas Transmission Company for $1,474,000 in cash and a $800,000 note payable. On June 7, 2002, the Partnership acquired the Pandale gathering system which is connected to two treating plants, one of which is half-owned by the Partnership, from Star Field Services for $2,156,000 in cash.

(4) Investment in Limited Partnerships

        The Partnership owns a 7.86% weighted average interest as the general partner in the five gathering systems of Crosstex Pipeline Company (CPC), a 20.31% interest as a limited partner in CPC,

and a 50% interest in J.O.B. J.V. The Partnership accounts for its investments under the equity method, as it exercises significant influence in operating decisions as a general partner. Under this method, the Partnership records its equity in net earnings of the affiliated partnerships as income in other income (expense) in the consolidated statement of operations, and distributions received from them are recorded as a reduction in the Partnership's investment in the affiliated partnership.

(5) Long-Term Debt

        In February 2000, the Predecessor and Union Bank of California, N.A. (UBOC) entered into a $22 million secured credit facility (the Credit Facilities), which was amended in May 2000 for the creation of the Partnership. In August 2000, the Partnership and UBOC amended the Credit Facilities to create a Revolver A of $22 million and a Revolver B of $12 million. Revolver A is available for general corporate purposes, including the acquisition and installation of property and equipment. Revolver B is available to finance letters of credit and certain working capital requirements. In May 2001, the Partnership and UBOC amended the Credit Facilities to increase the principal amount of Revolver A to $50 million and change the Revolver B commitment to $10 million, thereby increasing the Credit Facilities to $60 million. The Credit Facilities were amended in October 2001 to increase the availability under Revolver B to $12 million, thereby increasing the Credit Facilities to $62 million. In December 2001, the Credit Facilities were amended to increase the availability under Revolver A to $60 million and Revolver B to $15 million, thereby increasing the Credit Facilities to $75 million. Repayment of outstanding principal for Revolver A and B is due at maturity. The aggregate amounts outstanding under Revolver A become payable in 11 equal and consecutive quarterly installments equal to 1/20th of the unpaid principal balance beginning April 30, 2004. The payments are due on the last day of January, April, July and October with a final installment in the amount necessary to repay in full the remaining unpaid balance on April 28, 2007. Interest on amounts drawn and certain fees are variable based on the Partnership's leverage ratio (debt to EBITDA). The interest rate on the Credit Facilities is based on the London Interbank Offering Rate (LIBOR) plus a variable percentage based on the ratio of borrowings to operating results or the prime rate.

        In June 2002, as part of the purchase price of Florida Gas Transmission Company (FGTC), the Partnership issued a note payable for $800,000 to FGTC that is payable in $50,000 increments starting May 2003 through May 2006 with a final payment of $600,000 due in May 2007. The note bears interest, payable annually at LIBOR + 1%.

        As of December 31, 2000 and 2001 and September 30, 2002, long-term debt consisted of the following (in thousands):

	December 31,
			September 30, 2002
	2000	2001
			(unaudited)
Revolver A Facility, interest based on LIBOR plus 1.50%, interest rate at December 31, 2000 was 8.10%	$22,000	$—	$—
Revolver A Facility, interest based on prime, interest rate at December 31, 2001 was 5.75%	—	17,500	—
Revolver A Facility, based on LIBOR, interest rate at December 31, 2001 was 4.6675%	—	10,500	10,500
Revolver A Facility, based on LIBOR, interest rate at December 31, 2001 was 4.4025%	—	32,000	32,000
Note payable to Florida Gas Transmission Company	—	—	800

	$22,000	$60,000	$43,300
Less: Current portion	—	—	50

Debt classified as long-term	$22,000	$60,000	$43,250

        The Partnership's Revolver B commitment is used primarily to support letters of credit, of which $7.0 million was outstanding as of December 31, 2001. The Revolver B Facility allows for $4.0 million of working capital borrowings of which there were none outstanding at December 31, 2001.

        Maturities for the long-term debt as of December 31, 2001 are as follows (in thousands):

2002	$—
2003	—
2004	6,000
2005	12,000
2006	12,000
Thereafter	30,000

        The Credit Facility contains certain financial covenants, such as debt to EBITDA, interest coverage, fixed ratio coverage, current ratio and tangible net worth, all as defined in the agreement. The Partnership was in compliance with all debt covenants at December 31, 2001.

        Due to the long-term classification of the receivable from Enron, the Partnership was not in compliance with the current ratio requirement at March 31, 2002. The lenders amended the credit facility to include the receivable from Enron in the current ratio calculation as defined. The Partnership was in compliance with their debt covenants at September 30, 2002.

(6) Retirement Plans

        The Partnership sponsors a single employer 401(k) plan for employees who become eligible upon the date of hire. The Partnership, as stated within the plan document, will make discretionary contributions at the end of the year. There were no contributions during the year ended December 31, 1999, the four months ended April 30, 2000, and the eight months ended December 31, 2000. Contributions for the year ended December 31, 2001 totaled $116,000.

(7) Fair Value of Financial Instruments

        The estimated fair value of the Partnership's financial instruments has been determined by the Partnership using available market information and valuation methodologies. Considerable judgment is required to develop the estimates of fair value; thus, the estimates provided below are not necessarily indicative of the amount the Partnership could realize upon the sale or refinancing of such financial instruments.

	December 31, 2000		December 31, 2001
	Carrying Value	Fair Value	Carrying Value	Fair Value
		(in thousands)
Cash and cash equivalents	$18,655	$18,655	$352	$352
Trade accounts receivable	108,806	108,806	58,222	58,222
Assets from energy risk management	16,851	16,851	3,478	3,478
Account receivable from Enron	—	—	2,467	2,467
Accounts payable	28,265	28,265	14,477	14,477
Long-term debt	22,000	22,000	60,000	60,000
Liabilities from energy risk management	16,804	16,804	8,005	8,005

        The carrying amounts of the Partnership's cash and cash equivalents, accounts receivable, and accounts payable approximate fair value due to the short-term maturities of these assets and liabilities.

        The Partnership's long-term debt was comprised of borrowings under a revolving credit facility, which accrues interest under a floating interest rate structure. Accordingly, the carrying value approximates fair value for the amounts outstanding under the credit facility.

        The fair value of derivative contracts included in assets or liabilities for risk management activities represents the amount at which the instruments could be exchanged in a current arms-length transaction.

(8) Risk Management and Financial Instruments

        The Partnership manages its exposure to fluctuations in commodity prices by hedging the impact of market fluctuations. Swaps are used to manage and hedge prices and location risk related to these market exposures. Swaps are also used to manage margins on offsetting fixed-price purchase or sale commitments for physical quantities of natural gas and NGLs.

        Set forth below is the summarized notional amount and terms of all instruments held for price risk management purposes at December 31, 2000 and 2001, and September 30, 2002 (all quantities are expressed in British Thermal Units, and all prices are expressed in the Houston Ship Channel Inside FERC (HSC IF), Reliant East Inside FERC (Reliant E IF), Panhandle Eastern Pipeline (PEPL) or Texas Eastern East Texas Inside FERC (TET Etx IF) for natural gas. The remaining term of the contracts extend no later than April 2004, with no single contract longer than 16 months. The Company's counterparties to hedging contracts include Williams and Sempra. As discussed in Note 2, changes in the fair value of the Partnership's derivatives related to Producer Services gas marketing activities are recorded in earnings. The effective portion of changes in the fair value of cash flow hedges is recorded in accumulated other comprehensive income until the related anticipated future cash flow is recognized in earnings.

As of December 31, 2000
Transaction type	Total volume	Pricing terms	Remaining term of contracts	Fair value
Natural gas swaps	70,000	$4.6625 vs. HSC IF to $5.715 vs. HSC IF	January-October 2001	$(187,650)
Natural gas swaps	400,000	$4.58 vs. Reliant E IF to $4.6375 vs. Reliant E IF	January-October 2001	(841,220)
Marketing trading transaction swaps	55,500	$3.51 vs. HSC IF to $9.735 vs. HSC IF	January-November 2001	520,546
Marketing trading transaction swaps	540,000	$4.51 vs. Reliant E IF	May-October 2001	(467,190)
As of December 31, 2001
Type transaction	Total volume	Pricing terms	Remaining term of contracts	Fair Value
Cash flow hedge swaps	360,000	$2.905 vs. Reliant E IF to $3.1525 vs. Reliant E IF	January-December 2002	$122,880
Cash flow hedge swaps	720,000	$2.60 vs. HSC IF to $5.96 vs. HSC IF	January 2002	19,200
Marketing trading transaction swap	43,383	$2.625 vs. HSC IF to $5.715 vs. HSC IF	January 2002-December 2002	(1,649,247)
Marketing trading transaction swaps	1,147,500	$3.10 vs TET Etx to $3.14 TET Etx	January 2003-April 2004	(113,607)

As of September 30, 2002
	Transaction Type	Total volume	Pricing terms	Remaining term of contracts	Fair value
Reliant	Cash flow hedge swaps	(480,000)	2.9050 vs Reliant IF 3.2850 vs Reliant IF	October 2002-September 2003	$(278,100)
HSC	Cash flow hedge swaps	(720,000)	3.22 vs HSC IF to 3.645 vs HSIF	October 2002-September 2003	(404,900)
HSC	Marketing trading transaction swaps	232,000	2.37 vs HSC IF to 5.715 vas HSC IF	October 2002-March 2003	249,905
TET Etx	Marketing trading transaction swaps	2,002,000	2.73 vs TET Etx IF to 3.14 vs TET Etx IF	October 2002-April 2004	2,146,206
Reliant	Marketing trading transaction swaps	(300,000)	3.185 vs Reliant E IF	October 2002-February 2003	(260,520)

        On all transactions where the Partnership is exposed to counterparty risk, the Partnership analyzes the counterparty's financial condition prior to entering into an agreement, establishes limits, and monitors the appropriateness of these limits on an ongoing basis.

        Assets and liabilities related to Producer Services that are accounted for in accordance with EITF 98-10 are included in assets and liabilities from risk management activities. Assets and liabilities accounted for under EITF 98-10 were as follows:

	December 31,
			September 30, 2002
	2000	2001
	(in thousands)
Assets from risk management activities:
Current	$16,851	$3,196	$3,580
Long-term	—	117	129
Liabilities from risk management activities:
Current	$16,804	$7,541	$3,700
Long-term	—	440	272

        The Partnership estimates the fair value of all of its energy trading contracts using prices actively quoted. The estimated fair value of energy trading contracts by maturity date was as follows (in thousands):

	Maturity Periods
	Less Than One Year	One to Two Years	Two to Three Years	Total Fair Value
December 31, 2000	$47	$—	$—	$47
December 31, 2001	(4,345)	(242)	(81)	(4,668)
September 30, 2002	(120)	(143)	—	(263)

        The following reconciles the changes in fair value of energy trading contracts from the beginning of each period to the end of the period.

	December 31,
			September 30, 2002
	2000	2001
	(in thousands)
Fair value of contracts at beginning of period	$—	$47	$(4,668)
Unrealized gains (losses)	47	(5,660)	4,282
Unrealized gains (losses) attributable to changes in valuation techniques and assumptions	—	—	—
Realized gains (losses) related to offsetting Enron contracts	—	—	(3,387)
Realized gains (losses) on settled contracts	1,206	1,946	2,021

Profit (loss) on Energy Trading Contracts	1,253	(3,714)	2,916
Cash (received) paid on settled contracts	(1,206)	(1,946)	1,366
Purchase of financial contracts	—	945	123

Fair value of contracts at end of period	$47	$(4,668)	$(263)

Termination of Enron Positions

        On December 2, 2001, Enron Corp. and certain subsidiaries, including Enron North America Corp. (Enron), each filed voluntary petitions for relief under Chapter 11 of Title 11 of the United States Bankruptcy Code. Enron failed to make timely payment of approximately $3.9 million for physical deliveries of gas in 2001. This amount remained outstanding as of December 31, 2001. Additionally, the Partnership had entered into natural gas hedging and physical delivery contracts with Enron. According to the terms of the contracts, Enron is liable to the Partnership for the mark-to-market value of all contracts outstanding on the date the Partnership exercised its termination right under the contracts, which totaled approximately $4.6 million and which has been recorded as a receivable from Enron. The Partnership has accounted for these contracts as energy trading contracts whereby changes in fair value of the fixed price purchase and sales commitments are recognized in earnings.

        The Partnership had offsets to the above amounts totaling approximately $0.3 million, resulting in a net amount of $8.2 million receivable from Enron at December 31, 2001. Due to the uncertainty of future collections, a charge and related allowance for 70% of the net receivable, or $5.7 million, was recorded at December 31, 2001. The 30% recovery rate was management's best estimate based on current market transactions. Further adjustments to the Enron receivable will be recognized in earnings when management believes recovery of the asset is assured or additional reserves are warranted. Due to the uncertainty of the timing of recovery of this receivable due to Enron's bankruptcy the Partnership has classified this receivable as long-term at December 31, 2001 and September 30, 2002.

        For the year ended December 31, 2001, the Partnership recorded a loss on energy trading contracts related to natural gas marketing of $5.7 million, substantially all of which related to estimated losses on claims from Enron. This loss was partially offset by gains of $1.9 million on energy trading contracts which physically settled during 2001.

        The Partnership had fixed price sales commitments to Enron which offset fixed price purchase commitments from producers. Due to Enron's bankruptcy, the Partnership was exposed to future natural gas price movements related to the fixed price purchase commitments. The Partnership entered into new fixed price sales commitments with a new counterparty for a portion of the volume, and purchased or sold exchange-traded natural gas option contracts to mitigate the effects of future price declines. The change in fair value of these sales contracts and options is recorded in earnings as profit or loss on energy trading contracts.

        Option contracts outstanding related to the fixed price purchase commitments at December 31, 2001 were as follows:

As of December 31, 2001
Transaction type	Total volume	Pricing terms	Remaining term of contracts	Fair value
Purchased Puts	3,840,000	$2.50 vs. NYMEX Natural Gas to $2.70 vs. NYMEX Natural Gas	February-October 2002	$1,184,600

        There were no outstanding fixed price purchase commitments at September 30, 2002.

(9) Transactions with Related Parties

        Camden Resources, Inc.    The Partnership treats gas for, and purchases gas from, Camden Resources, Inc. (Camden). Camden is an affiliate of the Partnership by way of equity investments made by Yorktown in Camden. The gas treating and gas purchase agreements we have entered into with Camden are standard industry agreements containing terms substantially similar to those contained in our agreements with unaffiliated third parties. During the eight months ended December 31, 2000 and year ended December 31, 2001, the Partnership purchased natural gas from Camden in the amount of approximately $2,645,000 and $17,300,000, respectively, and received approximately $53,000 and $737,000 in treating fees from Camden.

        Subsequent to April 30, 2000, the Partnership had related-party transactions with Crosstex Pipeline Company (CPC), and prior to that date, the Partnership had related-party transactions with Crosstex Energy, Inc. (CEI), CPC, Vantex Energy Services (VES), Texas Energy Transfer Company (TETC), and Energy Transfer Company (ETC), all of which are summarized below:

  •
  During the year ended December 31, 2001, the Partnership bought natural gas from CPC in the amount of approximately $6.5 million and paid for transportation of approximately $31,000 to CPC.

  •
  During the eight months ended December 31, 2000, the Partnership bought natural gas from CPC in the amount of approximately $4.6 million and paid for transportation of approximately $22,000 to CPC.

  •
  During the year ended December 31, 2001, the Partnership received a management fee from CPC in the amount of approximately $125,000.

  •
  During the eight months ended December 31, 2000, the Partnership received a management fee from CPC in the amount of approximately $81,000.

  •
  During the year ended December 31, 2001, the Partnership received distributions from CPC in the amount of approximately $152,000.

  •
  During the eight months ended December 31, 2000, the Partnership received distributions from CPC in the amount of approximately $232,000.

  •
  During the year ended December 31, 1999 and the four months ended April 30, 2000 the Partnership paid management fees of $40,000 and $13,000, respectively, to CEI for their services in managing and supervising the operation of the Partnership.

  •
  During the year ended December 31, 1999 and the four months ended April 30, 2000, the Partnership bought natural gas from CPC in the amount of $2,237,000 and $1,426,000 respectively, and paid for transportation of $26,000 and $7,000 respectively, to CPC. The Partnership also paid $97,000 to Crosstex Pipeline Company for processing revenue during 1999.

  •
  During the year ended December 31, 1999 and the four months ended April 30, 2000, the Partnership sold natural gas to VES in the amount of $114,000 and $0, respectively, and bought natural gas from VES in the amount of $105,000 and $0, respectively.

  •
  The Partnership sold natural gas to TETC during the year ended December 31, 1999 and the four months ended April 30, 2000, in the amounts of $4,278,000 and $234,000, respectively, and bought natural gas from TETC in the amount of $54,000 and $54,000, respectively.

  •
  The Partnership also reimbursed ETC for costs incurred on behalf of the Partnership of $80,000 and $13,000 in the year ended December 31, 1999 and the four months ended April 30, 2000, respectively.

(10) Stock Option Plan

        At December 31, 2001 and 2000, Crosstex Holdings had one stock-based compensation plan, the 2000 Stock Option Plan. Crosstex Holdings applies the provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB No. 25), and the related interpretations in accounting for the plan. In accordance with APB No. 25, no compensation expense has been charged against income for 2001 and 2000, respectively. Had compensation cost for the Partnership been determined based on the fair value at the grant dates for those awards in accordance with SFAS No. 123, Accounting for Stock Based Compensation, the Partnership's net loss would have been approximately $4.1 million in 2001 and net income would have been approximately $1.5 million for the eight months ended December 31, 2000. No options were outstanding prior to May 2000.

        The fair value of each option is estimated on the date of grant using the Black Scholes option-pricing model with weighted average assumptions for grants in 2001 and 2000, respectively: (i) dividend yield of 0%; (ii) expected volatility of 0%; (iii) risk free interest rates of 6.9% and 5.8%; and (iv) expected lives of four years.

        A summary of the status of the 2000 Stock Option Plan as of December 31, 2001 and 2000, is presented in the table below:

	December 31, 2000		December 31, 2001
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding, beginning of period	—	$—	228,000	$10.00
Granted	245,000	10.00	130,500	10.93
Exercised	—	—	—	—
Forfeited	17,000	10.00	18,000	10.00

Outstanding, end of period	228,000	$10.39	340,500	$10.32

Options, exercisable at period end	—		76,000	10.00
Weighted average fair value of options granted		2.04		2.85

        All options outstanding have an exercise price ranging from $10 to $12 at December 31, 2001. The weighted average remaining contractual life of options outstanding at December 31, 2001 is 3.6 years.

        During March 2002, the Partnership granted 165,750 options at a weighted average exercise price of $12.00. Crosstex Holdings is considering modifying certain terms of outstanding options subsequent to the completion of the initial public offering of Crosstex Energy, L.P. These modifications could result in a new measurement date for the options. The resulting compensation expense, which may be significant, would be recognized by Crosstex Energy, L.P. over the remaining vesting period of the options as non-cash stock based compensation expense.

(11) Commitments and Contingencies

  (a)    Leases

        Leased office space and equipment have remaining noncancelable lease terms in excess of one year. The following table summarizes our remaining noncancelable future payments under operating leases as of December 31, 2001:

2002	$1.2 million
2003	1.2 million
2004	1.2 million
2005	1.0 million
2006	1.0 million
Thereafter	1.0 million

        Operating lease rental expense in the year ended December 31, 1999, the four months ended April 30, 2000, the eight months ended December 31, 2000 and the year ended December 31, 2001, was approximately $534,000, $200,000, $608,000, and $1,200,000, respectively.

        Each member of senior management of the Partnership is a party to an employment contract with Crosstex Holdings, whereby each such person is an "at will" employee of Crosstex Holdings. The employment agreements provide each member of senior management with severance payments in certain circumstances and prohibit each such person from competing with Crosstex Holdings or its affiliates for a certain period of time following the termination of such person's employment.

        The Partnership is involved in various other litigation and administrative proceedings arising in the normal course of business. In the opinion of management, any liabilities that may result from these claims would not individually or in the aggregate have a material adverse effect on its financial position or results of operations.

        The Partnership has an agreement with a consulting firm which helped facilitate certain acquisitions for the Partnership. In addition to the regular fee received for their services, the consulting firm also entered into an agreement with the Partnership by which they would receive a 10% net profit interest from the acquired assets after the acquisitions have reached payout, which includes a 10% rate of return. The assets subject to the net profits interest generated approximately $3,224,000 in cash flow during 2001. The balance remaining to be recovered as of September 30, 2002, before the Partnership is obligated to make the 10% net profits interest payment, is approximately $33.6 million. In September 2002, the Partnership agreed to acquire the interest for $684,000 upon the closing of the offering.

(12) Segment Information

        Identification of operating segments is based principally upon differences in the types and distribution channel of products. The Partnership's reportable segments consist of Midstream and Treating. The Midstream division consists of the Partnership's natural gas gathering and transmission operations and includes the Gulf Coast System, the Corpus Christi System, the Gregory gathering system located around the Corpus Christi area, the Arkoma system in Oklahoma and various other small systems. Also included in the Midstream division are the Partnership's Producer Services operations (Note 2 (h)). The Treating division consists of 49 treating plants. The Treating division generates fees from its plants either through volume-based treating contracts or through fixed monthly payments. Included in the Treating division are four gathering systems that are connected to the treating plants.

        The accounting policies of the operating segments are the same as those described in Note 2 of the Notes to Consolidated Financial Statements. The Partnership evaluates the performance of its operating segments based on earnings before income taxes and accounting changes, and after an allocation of corporate expenses. Corporate expenses are allocated to the segments on a pro rata basis based on assets. Intersegment sales are at cost.

        Summarized financial information concerning the Partnership's reportable segments is shown in the following table. There are no other significant non-cash items.

	Midstream	Treating	Totals
	(in thousands)
Year Ended December 31, 1999
Sales to external customers	$7,896	$9,770	$17,666
Intersegment sales	7,379	(7,379)	—
Interest expense	534	104	638
Depreciation and amortization	443	843	1,286
Segment profit (loss)	782	(280)	502
Segment assets	30,551	5,851	36,402
Capital expenditures	772	660	1,432
Four Months Ended April 30, 2000
Sales to external customers	$3,591	$5,947	$9,538
Intersegment sales	4,883	(4,883)	—
Interest expense	57	22	79
Depreciation and amortization	243	279	522
Segment profit (loss)	(8,132)	455	(7,677)
Segment assets	26,298	10,104	36,402
Capital expenditures	—	3,026	3,026
Eight Months Ended December 31, 2000
Sales to external customers	$88,008	$17,392	$105,400
Intersegment sales	13,127	(13,127)	—
Interest expense	477	53	530
Depreciation and amortization	1,433	828	2,261
Segment profit	1,302	321	1,623
Segment assets	181,297	19,971	201,268
Capital expenditures	2,519	2,148	4,667

Year ended December 31, 2001
Sales from external customers	$362,673	$24,353	$387,026
Intersegment sales	10,633	(10,633)	—
Interest expense	1,840	413	2,253
Depreciation and amortization	4,534	1,567	6,101
Segment profit (loss)	(4,607)	689	(3,918)
Segment assets	137,303	31,073	168,376
Capital expenditures	6,484	16,201	22,685
Nine months ended September 30, 2001
Sales from external customers	$270,496	$19,084	$289,580
Intersegment sales	8,158	(8,158)	—
Interest expense	1,400	138	1,538
Depreciation and amortization	3,324	857	4,181
Segment profit	1,913	734	2,647
Segment assets	140,355	13,861	154,216
Capital expenditures	2,661	14,680	17,341
Nine months ended September 30, 2002
Sales from external customers	$311,453	$10,631	$322,084
Intersegment sales	2,780	(2,780)	—
Interest expense	2,311	88	2,399
Depreciation and amortization	4,033	2,001	6,034
Segment profit	3,176	(1,719)	1,457
Segment assets	206,987	7,875	214,862
Capital expenditures	8,064	282	8,346

Independent Auditors' Report

To the Partners of Crosstex Energy GP, L.P.:

        We have audited the accompanying balance sheet of Crosstex Energy GP, L.P. (a Delaware limited partnership) as of August 5, 2002. This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit.

        We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Crosstex Energy GP, L.P. as of August 5, 2002 in conformity with accounting principles generally accepted in the United States of America.

                      KPMG LLP

Dallas, Texas,
August 5, 2002

CROSSTEX ENERGY GP, L.P.

Balance Sheet

August 5, 2002

Assets
Cash	$980
Investment in Crosstex Energy, L.P.	20

Total assets	$1,000

Partners' Equity
Partners' equity:
Limited partner's equity	$980
General partner's equity	20

Total partners' equity	$1,000

See accompanying note to balance sheet.

CROSSTEX ENERGY GP, L.P.

Note to Balance Sheet

August 5, 2002

(1) Organization

        Crosstex Energy GP, L.P. (the "General Partner") is a Delaware limited partnership formed on July 12, 2002, to become the General Partner of Crosstex Energy, L.P. The General Partner is an indirect wholly owned subsidiary of Crosstex Energy Holdings Inc. The General Partner owns a 2% general partner interest in Crosstex Energy, L.P.

APPENDIX A

AMENDED AND RESTATED

AGREEMENT OF LIMITED PARTNERSHIP

OF

CROSSTEX ENERGY, L.P.

A-i

A-ii

A-iii

A-iv

AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP OF
CROSSTEX ENERGY, L.P.

        THIS AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP OF CROSSTEX ENERGY, L.P. dated as of                        , 2002, is entered into by and among Crosstex Energy GP, L.P., a Delaware limited partnership, as the General Partner, and Crosstex Energy Holdings Inc., a Delaware corporation, as the Organizational Limited Partner, together with any other Persons who become Partners in the Partnership or parties hereto as provided herein. In consideration of the covenants, conditions and agreements contained herein, the parties hereto hereby agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1    Definitions.

        The following definitions shall be for all purposes, unless otherwise clearly indicated to the contrary, applied to the terms used in this Agreement.

        "Acquisition" means any transaction in which any Group Member acquires (through an asset acquisition, merger, stock acquisition or other form of investment) control over all or a portion of the assets, properties or business of another Person for the purpose of increasing the operating capacity or revenues of the Partnership Group from the operating capacity or revenues of the Partnership Group existing immediately prior to such transaction.

        "Additional Limited Partner" means a Person admitted to the Partnership as a Limited Partner pursuant to Section 10.4 and who is shown as such on the books and records of the Partnership.

        "Adjusted Capital Account" of a Partner means the Capital Account maintained for such Partner adjusted as provided herein. The balance of an Adjusted Capital Account at a time is the balance of the Capital Account at the time (a) increased by any amounts that such Partner is obligated at that time to restore under the standards set by Treasury Regulation Section 1.704-1(b)(2)(ii)(c) (or is deemed obligated to restore under Treasury Regulation Sections 1.704-2(g) and 1.704-2(i)(5)) and (b) decreased by (i) the amount of losses and deductions that, are reasonably expected at that time to be allocated to such Partner in subsequent taxable periods of the Partnership under Sections 704(e)(2) and 706(d) of the Code and Treasury Regulation Section 1.751-1(b)(2)(ii), and (ii) the amount of all distributions that are reasonably expected at that time to be made to such Partner in subsequent taxable periods to the extent they exceed offsetting increases to such Partner's Capital Account that are reasonably expected to occur during (or prior to) the taxable period in which such distributions are reasonably expected to be made (other than increases as a result of a minimum gain chargeback pursuant to Section 6.1(d)(i) or 6.1(d)(ii)). The foregoing definition of Adjusted Capital Account is intended to comply with the provisions of Treasury Regulation Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith. The "Adjusted Capital Account" in respect of a General Partner Interest, a Common Unit, a Subordinated Unit or an Incentive Distribution Right or any other Partnership Interest shall be the amount which the Adjusted Capital Account of a Partner would be if such Partnership Interest were the only interest in the Partnership held by that Partner from and after the date on which such Partnership Interest was first issued.

        "Adjusted Operating Surplus" means, with respect to any period, Operating Surplus generated during such period (a) less (i) any net increase in Working Capital Borrowings with respect to such period and (ii) any net reduction in cash reserves for Operating Expenditures with respect to such period not relating to an Operating Expenditure made with respect to such period, and (b) plus (i) any net decrease in Working Capital Borrowings with respect to such period, and (ii) any net increase in cash reserves for Operating Expenditures with respect to such period required by any debt instrument for the repayment of principal, interest or premium. Adjusted Operating Surplus does not include that portion of Operating Surplus included in clause (a)(i) of the definition of Operating Surplus.

        "Affiliate" means, with respect to any Person, any other Person that directly or indirectly through one or more intermediaries controls, is controlled by or is under common control with, the Person in question. As used herein, the term "control" means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities, by contract or otherwise.

        "Agreed Allocation" means any allocation, other than a Required Allocation, of an item of income, gain, loss or deduction pursuant to the provisions of Section 6.1.

        "Agreed Value" of any item of property means the fair market value of such item of property as determined by the General Partner using such reasonable method of valuation as it may adopt. The General Partner shall, in its discretion, use such method as it deems reasonable and appropriate to allocate the aggregate Agreed Value of one or more properties that are contributed to the Partnership in a single or integrated transaction among each separate property on a basis proportional to the fair market value of each such item of property.

        "Agreement" means this Amended and Restated Agreement of Limited Partnership of Crosstex Energy, L.P., as it may be amended, supplemented or restated from time to time.

        "Assignee" means a Non-citizen Assignee or a Person to whom one or more Limited Partner Interests have been transferred in a manner permitted under this Agreement and who has executed and delivered a Transfer Application as required by this Agreement, but who has not been admitted as a Substituted Limited Partner.

        "Associate" means, when used to indicate a relationship with any Person, (a) any corporation or organization of which such Person is a director, officer or partner or is, directly or indirectly, the owner of 20% or more of any class of voting stock or other voting interest; (b) any trust or other estate in which such Person has at least a 20% beneficial interest or as to which such Person serves as trustee or in a similar fiduciary capacity; and (c) any relative or spouse of such Person, or any relative of such spouse, who has the same principal residence as such Person.

        "Available Cash" means, with respect to any Quarter ending prior to the Liquidation Date:

        (a)  the sum of (i) all cash and cash equivalents of the Partnership Group on hand at the end of such Quarter, and (ii) all additional cash and cash equivalents of the Partnership Group on hand on the date of determination of Available Cash with respect to such Quarter resulting from Working Capital Borrowings made subsequent to the end of such Quarter, less

        (b)  the amount of any cash reserves that are necessary or appropriate in the reasonable discretion of the General Partner to (i) provide for the proper conduct of the business of the Partnership Group (including reserves for future capital expenditures and for anticipated future credit needs of the Partnership Group) subsequent to such Quarter, (ii) comply with applicable law or any loan agreement, security agreement, mortgage, debt instrument or other agreement or obligation to which any Group Member is a party or by which it is bound or its assets are subject and (iii) provide funds for distributions under Section 6.4 or 6.5 in respect of any one or more of the next four Quarters; provided, however, that the General Partner may not establish cash reserves pursuant to (iii) above if the effect of such reserves would be that the Partnership is unable to distribute the Minimum Quarterly Distribution on all Common Units, plus any Cumulative Common Unit Arrearage on all Common Units, with respect to such Quarter; and, provided further, that disbursements made by a Group Member or cash reserves established, increased or reduced after the end of such Quarter but on or before the date of determination of Available Cash with respect to such Quarter shall be deemed to have been made, established, increased or reduced, for purposes of determining Available Cash, within such Quarter if the General Partner so determines.

        Notwithstanding the foregoing, "Available Cash" with respect to the Quarter in which the Liquidation Date occurs and any subsequent Quarter shall equal zero.

        "Book-Down Event" means an event after which a negative adjustment is made to the aggregate Carrying Values of the assets of the Partnership pursuant to Section 5.5(d).

        "Book-Up Event" means an event after which a positive adjustment is made to the aggregate Carrying Values of the assets of the Partnership pursuant to Section 5.5(d).

        "Business Day" means Monday through Friday of each week, except that a legal holiday recognized as such by the government of the United States of America or the State of Texas shall not be regarded as a Business Day.

        "Capital Account" of a Partner is maintained as provided in Section 5.5. The "Capital Account" in respect of a General Partner Interest, a Common Unit, a Subordinated Unit, an Incentive Distribution Right or other Partnership Interest is the Capital Account that would be maintained if such Partnership Interest were the only interest in the Partnership held by a Partner from and after the date on which such Partnership Interest was first issued.

        "Capital Contribution" means any cash, cash equivalents or the Net Agreed Value of Contributed Property that a Partner contributes to the Partnership pursuant to this Agreement or the Contribution Agreements.

        "Capital Improvement" means any (a) addition or improvement to the capital assets owned by any Group Member or (b) acquisition of existing, or the construction of new, capital assets (including, without limitation, natural gas gathering or transmission pipelines and natural gas treating or processing plants and natural gas liquids pipelines, fractionation plants and storage and distribution facilities and related assets), in each case if such addition, improvement, acquisition or construction is made to increase the operating capacity or revenues of the Partnership Group from the operating capacity or revenues of the Partnership Group existing immediately prior to such addition, improvement, acquisition or construction.

        "Capital Surplus" has the meaning assigned to such term in Section 6.3(a).

        "Carrying Value" of an item of Partnership property immediately after the Closing Date is the fair market value of such item of Partnership property as determined by the General Partner using such reasonable method of valuation as it may adopt. For purposes hereof, the Partnership shall be treated as owning directly its share (as determined by the General Partner) of all property owned by the Operating Partnership or any other Subsidiary that is classified as a partnership or is disregarded for federal income tax purposes. The Carrying Value of any item of Partnership property shall be adjusted from time to time as provided in Section 5.5(b) and Section 5.5(d). The Carrying Value of an item of property that is acquired by the Partnership after the Closing Date shall be the amount that would be the adjusted basis for federal income tax purposes of such property in the hands of the Partnership immediately after its acquisition if the adjusted basis for federal income tax purposes of each asset of the Partnership at that time were equal to its Carrying Value at that time.

        "Cause" means a court of competent jurisdiction has entered a final, non-appealable judgment finding the General Partner liable for actual fraud, gross negligence or willful or wanton misconduct in its capacity as a general partner of the Partnership.

        "Certificate" means a certificate (i) substantially in the form of Exhibit A to this Agreement, (ii) issued in global form in accordance with the rules and regulations of the Depositary or (iii) in such other form as may be adopted by the General Partner in its discretion, issued by the Partnership evidencing ownership of one or more Common Units or a certificate, in such form as may be adopted by the General Partner in its discretion, issued by the Partnership evidencing ownership of one or more other Partnership Securities.

        "Certificate of Limited Partnership" means the Certificate of Limited Partnership of the Partnership filed with the Secretary of State of the State of Delaware as referenced in Section 2.1, as such Certificate of Limited Partnership may be amended, supplemented or restated from time to time.

        "Citizenship Certification" means a properly completed certificate in such form as may be specified by the General Partner by which an Assignee or a Limited Partner certifies that he (and if he is a nominee holding for the account of another Person, that to the best of his knowledge such other Person) is an Eligible Citizen.

        "Claim" has the meaning assigned to such term in Section 7.12(c).

        "Closing Contribution Agreement" means that certain Contribution, Conveyance and Assumption Agreement, dated as of the Closing Date, among the General Partner, the Partnership, the Operating Partnership, Crosstex Energy Holdings Inc. and certain other parties, together with the additional conveyance documents and instruments contemplated or referenced thereunder.

        "Closing Date" means the first date on which Common Units are sold by the Partnership to the Underwriters pursuant to the provisions of the Underwriting Agreement.

        "Closing Price" has the meaning assigned to such term in Section 15.1(a).

        "Code" means the Internal Revenue Code of 1986, as amended and in effect from time to time. Any reference herein to a specific section or sections of the Code shall be deemed to include a reference to any corresponding provision of any successor law.

        "Combined Interest" has the meaning assigned to such term in Section 11.3(a).

        "Commission" means the United States Securities and Exchange Commission.

        "Common Unit" means a Partnership Security representing a fractional part of the Partnership Interests of all Limited Partners and Assignees, and having the rights and obligations specified with respect to Common Units in this Agreement. The term "Common Unit" does not refer to a Subordinated Unit prior to its conversion into a Common Unit pursuant to the terms hereof.

        "Common Unit Arrearage" means, with respect to any Common Unit, whenever issued, as to any Quarter within the Subordination Period, the excess, if any, of (a) the Minimum Quarterly Distribution with respect to a Common Unit in respect of such Quarter over (b) the sum of all Available Cash distributed with respect to a Common Unit in respect of such Quarter pursuant to Section 6.4(a)(i).

        "Conflicts Committee" means a committee of the Board of Directors of Crosstex GP composed entirely of two or more directors who are not (a) security holders, officers or employees of the General Partner, (b) officers, directors or employees of any Affiliate of the General Partner or (c) holders of any ownership interest in the Partnership Group other than Common Units and who also meet the independence standards required of directors who serve on an audit committee of a board of directors established by the National Securities Exchange on which the Common Units are listed for trading.

        "Contributed Property" means each property or other asset, in such form as may be permitted by the Delaware Act, but excluding cash, contributed to the Partnership.

        "Contribution Agreements" mean, collectively, the First Contribution Agreement and the Closing Contribution Agreement.

        "Crosstex Energy, Inc." means Crosstex Energy, Inc., a Texas corporation and a wholly-owned subsidiary of Crosstex Energy Holdings Inc.

        "Crosstex GP" means Crosstex Energy GP, LLC, a Delaware limited liability company and the general partner of the General Partner.

        "Cumulative Common Unit Arrearage" means, with respect to any Common Unit, whenever issued, and as of the end of any Quarter, the excess, if any, of (a) the sum resulting from adding together the Common Unit Arrearage as to an Initial Common Unit for each of the Quarters within the Subordination Period ending on or before the last day of such Quarter over (b) the sum of any distributions theretofore made pursuant to Section 6.4(a)(ii) and the second sentence of Section 6.5 with respect to an Initial Common Unit (including any distributions to be made in respect of the last of such Quarters).

        "Curative Allocation" means any allocation of an item of income, gain, deduction, loss or credit pursuant to Section 6.1(d)(x).

        "Current Market Price" has the meaning assigned to such term in Section 15.1(a).

        "Delaware Act" means the Delaware Revised Uniform Limited Partnership Act, 6 Del C. Section 17-101, et seq., as amended, supplemented or restated from time to time, and any successor to such statute.

        "Departing Partner" means a former General Partner from and after the effective date of any withdrawal or removal of such former General Partner pursuant to Section 11.1 or 11.2.

        "Depositary" means, with respect to any Units issued in global form, The Depository Trust Company and its successors and permitted assigns.

        "Economic Risk of Loss" has the meaning set forth in Treasury Regulation Section 1.752-2(a).

        "Eligible Citizen" means a Person qualified to own interests in real property in jurisdictions in which any Group Member does business or proposes to do business from time to time, and whose status as a Limited Partner or Assignee does not or would not subject such Group Member to a significant risk of cancellation or forfeiture of any of its properties or any interest therein.

        "Event of Withdrawal" has the meaning assigned to such term in Section 11.1(a).

        "Final Subordinated Units" has the meaning assigned to such term in Section 6.1(d)(ix).

        "First Contribution Agreement" means that certain Contribution, Conveyance and Assumption Agreement, dated as of                        , 2002, among the General Partner, the Partnership, the Operating Partnership, Crosstex Energy Holdings Inc. and certain other parties, together with the additional conveyance documents and instruments contemplated or referenced thereunder.

        "First Liquidation Target Amount" has the meaning assigned to such term in Section 6.1(c)(i)(D).

        "First Target Distribution" means $0.625 per Unit per Quarter (or, with respect to the period commencing on the Closing Date and ending on March 31, 2003, it means the product of $0.625 multiplied by a fraction of which the numerator is the number of days in such period, and of which the denominator is 90), subject to adjustment in accordance with Sections 6.6 and 6.9.

        "Fully Diluted Basis" means, when calculating the number of Outstanding Units for any period, a basis that includes, in addition to the Outstanding Units, all Partnership Securities and options, rights, warrants and appreciation rights relating to an equity interest in the Partnership (a) that are convertible into or exercisable or exchangeable for Units that are senior to or pari passu with the Subordinated Units, (b) whose conversion, exercise or exchange price is less than the Current Market Price on the date of such calculation, and (c) that may be converted into or exercised or exchanged for such Units prior to or during the Quarter following the end of the last Quarter contained in the period for which the calculation is being made without the satisfaction of any contingency beyond the control of the holder other than the payment of consideration and the compliance with administrative mechanics applicable to such conversion, exercise or exchange; provided that for purposes of determining the number of Outstanding Units on a Fully Diluted Basis when calculating whether the Subordination Period has ended or Subordinated Units are entitled to convert into Common Units pursuant to Section 5.8, such Partnership Securities, options, rights, warrants and appreciation rights shall be deemed to have been Outstanding Units only for the four Quarters that comprise the last four Quarters of the measurement period; provided, further, that if consideration will be paid to any Group Member in connection with such conversion, exercise or exchange, the number of Units to be included in such calculation shall be that number equal to the difference between (i) the number of Units issuable upon such conversion, exercise or exchange and (ii) the number of Units which such consideration would purchase at the Current Market Price.

        "General Partner" means Crosstex Energy GP, L.P. and its successors and permitted assigns as general partner of the Partnership.

        "General Partner Interest" means the ownership interest of the General Partner in the Partnership (in its capacity as a general partner without reference to any Limited Partner Interest held by it), which may be evidenced by Partnership Securities or a combination thereof or interest therein, and includes any and all benefits to which the General Partner is entitled as provided in this Agreement, together with all obligations of the General Partner to comply with the terms and provisions of this Agreement.

        "Group" means a Person that with or through any of its Affiliates or Associates has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting (except voting pursuant to a revocable proxy or consent given to such Person in response to a proxy or consent solicitation made to 10 or more Persons) or disposing of any Partnership Securities with any other Person that beneficially owns, or whose Affiliates or Associates beneficially own, directly or indirectly, Partnership Securities.

        "Group Member" means a member of the Partnership Group.

        "Holder" as used in Section 7.12, has the meaning assigned to such term in Section 7.12(a).

        "Incentive Distribution Right" means a non-voting Limited Partner Interest issued to the General Partner pursuant to Section 5.2, which Partnership Interest will confer upon the holder thereof only the rights and obligations specifically provided in this Agreement with respect to Incentive Distribution Rights (and no other rights otherwise available to or other obligations of a holder of a Partnership Interest). Notwithstanding anything in this Agreement to the contrary, the holder of an Incentive Distribution Right shall not be entitled to vote such Incentive Distribution Right on any Partnership matter except as may otherwise be required by law.

        "Incentive Distributions" means any amount of cash distributed to the holders of the Incentive Distribution Rights pursuant to Section 6.4 or any other provision of this Agreement.

        "Indemnified Persons" has the meaning assigned to such term in Section 7.12(c).

        "Indemnitee" means (a) the General Partner, (b) any Departing Partner, (c) any Person who is or was an Affiliate of the General Partner or any Departing Partner, (d) any Person who is or was a member, partner, officer, director, employee, agent, fiduciary or trustee of any Group Member, the General Partner or any Departing Partner or any Affiliate of any Group Member, the General Partner or any Departing Partner, and (e) any Person who is or was serving at the request of the General Partner or any Departing Partner or any Affiliate of the General Partner or any Departing Partner as an officer, director, employee, member, partner, agent, fiduciary or trustee of another Person; provided, that a Person shall not be an Indemnitee by reason of providing, on a fee-for-services basis, trustee, fiduciary or custodial services.

        "Initial Common Units" means the Common Units sold in the Initial Offering.

        "Initial Limited Partners" means Crosstex Energy Holdings Inc. and the Underwriters, in each case upon being admitted to the Partnership in accordance with Section 10.1.

        "Initial Offering" means the initial offering and sale of Common Units to the public, as described in the Registration Statement.

        "Initial Unit Price" means (a) with respect to the Common Units and the Subordinated Units, the initial public offering price per Common Unit at which the Underwriters offered the Common Units to the public for sale as set forth on the cover page of the prospectus included as part of the Registration Statement and first issued at or after the time the Registration Statement first became effective or (b) with respect to any other class or series of Units, the price per Unit at which such class or series of Units is initially sold by the Partnership, as determined by the General Partner, in each case adjusted as the General Partner determines to be appropriate to give effect to any distribution, subdivision or combination of Units.

        "Interim Capital Transactions" means the following transactions if they occur prior to the Liquidation Date: (a) borrowings, refinancings or refundings of indebtedness and sales of debt securities (other than Working Capital Borrowings and other than for items purchased on open account in the ordinary course of business) by any Group Member; (b) sales of equity interests by any Group Member (including the Common Units sold to the Underwriters pursuant to the exercise of the Over-Allotment Option); and (c) sales or other voluntary or involuntary dispositions of any assets of any Group Member other than (i) sales or other dispositions of inventory, accounts receivable and other assets in the ordinary course of business, and (ii) sales or other dispositions of assets as part of normal retirements or replacements.

        "Issue Price" means the price at which a Unit is purchased from the Partnership, after taking into account any sales commission or underwriting discount charged to the Partnership.

        "Limited Partner" means, unless the context otherwise requires, (a) the Organizational Limited Partner prior to its withdrawal from the Partnership, each Initial Limited Partner, each Substituted Limited Partner, each Additional Limited Partner and any Departing Partner upon the change of its status from General Partner to Limited Partner pursuant to Section 11.3 or (b) solely for purposes of Articles V, VI, VII and IX, each Assignee; provided, however, that when the term "Limited Partner" is used herein in the context of any vote or other approval, including without limitation Articles XIII and XIV, such term shall not, solely for such purpose, include any holder of an Incentive Distribution Right except as may otherwise be required by law.

        "Limited Partner Interest" means the ownership interest of a Limited Partner or Assignee in the Partnership, which may be evidenced by Common Units, Subordinated Units, Incentive Distribution Rights or other Partnership Securities or a combination thereof or interest therein, and includes any and all benefits to which such Limited Partner or Assignee is entitled as provided in this Agreement, together with all obligations of such Limited Partner or Assignee to comply with the terms and provisions of this Agreement; provided, however, that when the term "Limited Partner Interest" is used herein in the context of any vote or other approval, including without limitation Articles XIII and XIV, such term shall not, solely for such purpose, include any holder of an Incentive Distribution Right except as may otherwise be required by law.

        "Liquidation Date" means (a) in the case of an event giving rise to the dissolution of the Partnership of the type described in clauses (a) and (b) of the first sentence of Section 12.2, the date on which the applicable time period during which the holders of Outstanding Units have the right to elect to reconstitute the Partnership and continue its business has expired without such an election being made, and (b) in the case of any other event giving rise to the dissolution of the Partnership, the date on which such event occurs.

        "Liquidator" means one or more Persons selected by the General Partner to perform the functions described in Section 12.3 as liquidating trustee of the Partnership within the meaning of the Delaware Act.

        "Merger Agreement" has the meaning assigned to such term in Section 14.1.

        "Minimum Quarterly Distribution" means $0.50 per Unit per Quarter (or with respect to the period commencing on the Closing Date and ending on March 31, 2003, it means the product of $0.50 multiplied by a fraction of which the numerator is the number of days in such period and of which the denominator is 90), subject to adjustment in accordance with Sections 6.6 and 6.9.

        "National Securities Exchange" means an exchange registered with the Commission under Section 6(a) of the Securities Exchange Act of 1934, as amended, supplemented or restated from time to time, and any successor to such statute, or the Nasdaq Stock Market or any successor thereto.

        "Net Agreed Value" means (a) in the case of any Contributed Property, the Agreed Value of such property reduced by any liabilities either assumed by the Partnership upon such contribution or to which such property is subject when contributed and (b) in the case of any property distributed by the Partnership, the Partnership's Carrying Value in such property assuming that the adjustment permitted by Section 5.5(d)(ii) is made immediately before the time such property is distributed, reduced by any indebtedness either assumed by the distributee or to which such property is subject at the time of distribution, in either case, as determined under Section 752 of the Code.

        "Net Income" for any taxable period of the Partnership means the sum, if positive, of all items of income, gain, loss and deduction that are recognized by the Partnership during such taxable period and on or before the Liquidation Date. The items included in the calculation of Net Income shall be determined in accordance with Section 5.5(b) but shall not include any items allocated under Section 6.1(d).

        "Net Loss" for any taxable period of the Partnership means the sum, if negative, of all items of income, gain, loss, or deduction that are recognized by the Partnership during such taxable period of the Partnership and on or before the Liquidation Date. The items included in the calculation of Net Loss shall be determined in accordance with Section 5.5(b) but shall not include any items allocated under Section 6.1(d).

        "Net Termination Gain" for any taxable period of the Partnership means the sum, if positive, of all items of income, gain, loss or deduction recognized by the Partnership during such taxable period of the Partnership and after the Liquidation Date. The items included in the determination of Net Termination Gain shall be determined in accordance with Section 5.5(b) but shall not include any items that are allocated under Section 6.1(d).

        "Net Termination Loss" for any taxable period of the Partnership means the sum, if negative, of all items of income, gain, loss or deduction recognized by the Partnership during such taxable period of the Partnership and after the Liquidation Date. The items included in the determination of Net Termination Loss shall be determined in accordance with Section 5.5(b) but shall not include any items that are allocated under Section 6.1(d).

        "Non-citizen Assignee" means a Person whom the General Partner has determined in its discretion does not constitute an Eligible Citizen and as to whose Partnership Interest the General Partner has become the Substituted Limited Partner, pursuant to Section 4.9.

        "Nonrecourse Deductions" means any and all items of loss, deduction or expenditure (including, without limitation, any expenditure described in Section 705(a)(2)(B) of the Code) that, in accordance with the principles of Treasury Regulation Section 1.704-2(b), are attributable to a Nonrecourse Liability.

        "Nonrecourse Liability" has the meaning set forth in Treasury Regulation Section 1.752-1(a)(2).

        "Notice of Election to Purchase" has the meaning assigned to such term in Section 15.1(b).

        "Omnibus Agreement" means that Omnibus Agreement, dated as of the Closing Date, among Crosstex Energy Holdings Inc., the General Partner, Crosstex GP, the Partnership and the Operating Partnership.

        "Operating Expenditures" means all Partnership Group expenditures, including, but not limited to, taxes, reimbursements of the General Partner, repayment of Working Capital Borrowings, debt service payments and capital expenditures, subject to the following:

        (a)  Payments (including prepayments) of principal of and premium on indebtedness other than Working Capital Borrowings shall not constitute Operating Expenditures; and

        (b)  Operating Expenditures shall not include (i) capital expenditures made for Acquisitions or for Capital Improvements, (ii) payment of transaction expenses relating to Interim Capital Transactions or (iii) distributions to Partners. Where capital expenditures are made in part for Acquisitions or for Capital Improvements and in part for other purposes, the General Partner's good faith allocation between the amounts paid for each shall be conclusive.

        "Operating Partnership" means Crosstex Energy Services, L.P., a Delaware limited partnership, and any successors thereto.

        "Operating Partnership Agreement" means the Amended and Restated Agreement of Limited Partnership of the Operating Partnership, as it may be amended, supplemented or restated from time to time.

        "Operating Surplus" means, with respect to any period ending prior to the Liquidation Date, on a cumulative basis and without duplication,

        (a)  the sum of (i) $8.9 million plus all cash and cash equivalents of the Partnership Group on hand as of the close of business on the Closing Date, (ii) all cash receipts of the Partnership Group for the period beginning on the Closing Date and ending with the last day of such period, other than cash receipts from Interim Capital Transactions (except to the extent specified in Section 6.5) and (iii) all cash receipts of the Partnership Group after the end of such period but on or before the date of determination of Operating Surplus with respect to such period resulting from Working Capital Borrowings, less

        (b)  the sum of (i) Operating Expenditures for the period beginning on the Closing Date and ending on the last day of such period and (ii) the amount of cash reserves that is necessary or advisable in the reasonable discretion of the General Partner to provide funds for future Operating Expenditures; provided, however, that disbursements made (including contributions to a Group Member or disbursements on behalf of a Group Member) or cash reserves established, increased or reduced after the end of such period but on or before the date of determination of Available Cash with respect to such period shall be deemed to have been made, established, increased or reduced, for purposes of determining Operating Surplus, within such period if the General Partner so determines.

        Notwithstanding the foregoing, "Operating Surplus" with respect to the Quarter in which the Liquidation Date occurs and any subsequent Quarter shall equal zero.

        "Opinion of Counsel" means a written opinion of counsel (who may be regular counsel to the Partnership or the General Partner or any of its Affiliates) acceptable to the General Partner in its reasonable discretion.

        "Option Closing Date" means the date or dates on which any Common Units are sold by the Partnership to the Underwriters upon exercise of the Over-Allotment Option.

        "Organizational Limited Partner" means Crosstex Energy Holdings Inc. in its capacity as the organizational limited partner of the Partnership pursuant to this Agreement.

        "Outstanding" means, with respect to Partnership Securities, all Partnership Securities that are issued by the Partnership and reflected as outstanding on the Partnership's books and records as of the date of determination; provided, however, that if at any time any Person or Group (other than the General Partner or its Affiliates) beneficially owns 20% or more of any Outstanding Partnership Securities of any class then Outstanding, all Partnership Securities owned by such Person or Group shall not be voted on any matter and shall not be considered to be Outstanding when sending notices of a meeting of Limited Partners to vote on any matter (unless otherwise required by law), calculating required votes, determining the presence of a quorum or for other similar purposes under this Agreement, except that Common Units so owned shall be considered to be Outstanding for purposes of Section 11.1(b)(iv) (such Common Units shall not, however, be treated as a separate class of Partnership Securities for purposes of this Agreement); provided, further, that the foregoing limitation shall not apply (i) to any Person or Group who acquired 20% or more of any Outstanding Partnership Securities of any class then Outstanding directly from the General Partner or its Affiliates, (ii) to any Person or Group who acquired 20% or more of any Outstanding Partnership Securities of any class then Outstanding directly or indirectly from a Person or Group described in clause (i) provided that the General Partner shall have notified such Person or Group in writing that such limitation shall not apply, or (iii) to any Person or Group who acquired 20% or more of any Partnership Securities issued by the Partnership with the prior approval of the board of directors of the General Partner.

        "Over-Allotment Option" means the over-allotment option granted to the Underwriters by the Partnership pursuant to the Underwriting Agreement.

        "Parity Units" means Common Units and all other Units of any other class or series that have the right (i) to receive distributions of Available Cash from Operating Surplus pursuant to each of subclauses (a)(i) and (a)(ii) of Section 6.4 in the same order of priority with respect to the participation of Common Units in such distributions or (ii) to participate in allocations of Net Termination Gain pursuant to Section 6.1(c)(i)(B) in the same order of priority with the Common Units, in each case regardless of whether the amounts or value so distributed or allocated on each Parity Unit equals the amount or value so distributed or allocated on each Common Unit. Units whose participation in such (i) distributions of Available Cash from Operating Surplus and (ii) allocations of Net Termination Gain are subordinate in order of priority to such distributions and allocations on Common Units shall not constitute Parity Units even if such Units are convertible under certain circumstances into Common Units or Parity Units.

        "Partner Nonrecourse Debt" has the meaning set forth in Treasury Regulation Section 1.704-2(b)(4).

        "Partner Nonrecourse Debt Minimum Gain" has the meaning set forth in Treasury Regulation Section 1.704-2(i)(2).

        "Partner Nonrecourse Deductions" means any and all items of loss or deduction determined in accordance with Section 5.5(b) that, in accordance with the principles of Treasury Regulation Section 1.704-2(i), are attributable to a Partner Nonrecourse Debt.

        "Partners" means the General Partner and the Limited Partners.

        "Partnership" means Crosstex Energy, L.P., a Delaware limited partnership, and any successors thereto.

        "Partnership Group" means the Partnership, the Operating Partnership and any Subsidiary of any such entity, treated as a single consolidated entity.

        "Partnership Interest" means an interest in the Partnership, which shall include the General Partner Interest and Limited Partner Interests.

        "Partnership Minimum Gain" means that amount determined in accordance with the principles of Treasury Regulation Section 1.704-2(d).

        "Partnership Security" means any class or series of equity interest in the Partnership (but excluding any options, rights, warrants and appreciation rights relating to an equity interest in the Partnership), including without limitation, Common Units, Subordinated Units and Incentive Distribution Rights.

        "Percentage Interest" means as of any date of determination (a) as to the General Partner (in its capacity as General Partner without reference to any Limited Partner Interests held by it), 2.0%, (b) as to any Unitholder or Assignee holding Units, the product obtained by multiplying (i) 98.0% less the percentage applicable to paragraph (c) by (ii) the quotient obtained by dividing (A) the number of Units held by such Unitholder or Assignee by (B) the total number of all Outstanding Units, and (c) as to the holders of additional Partnership Securities issued by the Partnership in accordance with Section 5.6, the number of Units to which such Partnership Securities are equivalent for the purpose of determining Percentage Interest (and only for such purpose) as determined by the General Partner as a part of such issuance. The Percentage Interest with respect to an Incentive Distribution Right shall at all times be zero.

        "Person" means an individual or a corporation, limited liability company, partnership, joint venture, trust, unincorporated organization, association, government agency or political subdivision thereof or other entity.

        "Per Unit Capital Amount" means, as of any date of determination, the Capital Account, stated on a per Unit basis, underlying any Unit held by a Person other than the General Partner or any Affiliate of the General Partner who holds Units.

        "Pro Rata" means (a) when modifying Units or any class thereof, apportioned equally among all designated Units in accordance with their relative Percentage Interests, (b) when modifying Partners and Assignees, apportioned among all Partners and Assignees in accordance with their relative Percentage Interests and (c) when modifying holders of Incentive Distribution Rights, apportioned equally among all holders of Incentive Distribution Rights in accordance with the relative number of Incentive Distribution Rights held by each such holder.

        "Purchase Date" means the date determined by the General Partner as the date for purchase of all Outstanding Units of a certain class (other than Units owned by the General Partner and its Affiliates) pursuant to Article XV.

        "Quarter" means, unless the context requires otherwise, a fiscal quarter, or, with respect to the first fiscal quarter after the Closing Date, the portion of such fiscal quarter after the Closing Date, of the Partnership.

        "Recapture Income" means any gain recognized by the Partnership for federal income tax purposes (computed without regard to any adjustment required by Section 734 or Section 743 of the Code) upon the disposition of any property of the Partnership, which gain is characterized as ordinary income for federal income tax purposes because it represents the recapture of deductions previously taken with respect to such property.

        "Record Date" means the date established by the General Partner for determining (a) the identity of the Record Holders entitled to notice of, or to vote at, any meeting of Limited Partners or entitled to vote by ballot or give approval of Partnership action in writing without a meeting or entitled to exercise rights in respect of any lawful action of Limited Partners or (b) the identity of Record Holders entitled to receive any report or distribution or to participate in any offer.

        "Record Holder" means the Person in whose name a Common Unit is registered on the books of the Transfer Agent as of the opening of business on a particular Business Day, or with respect to other Partnership Securities, the Person in whose name any such other Partnership Security is registered on the books which the General Partner has caused to be kept as of the opening of business on such Business Day.

        "Redeemable Interests" means any Partnership Interests for which a redemption notice has been given, and has not been withdrawn, pursuant to Section 4.10.

        "Registration Statement" means the Registration Statement on Form S-1 (Registration No. 333-97779) as it has been or as it may be amended or supplemented from time to time, filed by the Partnership with the Commission under the Securities Act to register the offering and sale of the Common Units in the Initial Offering.

        "Required Allocations" means (a) any limitation imposed on the allocation of Net Losses or Net Termination Losses under Section 6.1(b) or 6.1(c) that is identified therein as a Required Allocation and (b) any allocation of an item of income, gain, loss or deduction pursuant to Section 6.1(d) that is identified therein as a Required Allocation.

        "Restricted Business" has the meaning assigned to such term in the Omnibus Agreement.

        "Second Liquidation Target Amount" has the meaning assigned to such term in Section 6.1(c)(i)(E).

        "Second Target Distribution" means $0.75 per Unit per Quarter (or, with respect to the period commencing on the Closing Date and ending on March 31, 2003, it means the product of $0.75 multiplied by a fraction of which the numerator is equal to the number of days in such period and of which the denominator is 90), subject to adjustment in accordance with Sections 6.6 and 6.9.

        "Securities Act" means the Securities Act of 1933, as amended, supplemented or restated from time to time and any successor to such statute.

        "Special Approval" means approval by a majority of the members of the Conflicts Committee.

        "Subordinated Unit" means a Unit representing a fractional part of the Partnership Interests of all Limited Partners and Assignees and having the rights and obligations specified with respect to Subordinated Units in this Agreement. The term "Subordinated Unit" as used herein does not include a Common Unit or Parity Unit. A Subordinated Unit that is convertible into a Common Unit or a Parity Unit shall not constitute a Common Unit or Parity Unit until such conversion occurs.

        "Subordination Period" means the period commencing on the Closing Date and ending on the first to occur of the following dates:

        (a)  the first day of any Quarter beginning after December 31, 2007 in respect of which (i) (A) distributions of Available Cash from Operating Surplus on each of the Outstanding Common Units and Subordinated Units and any other Outstanding Units that are senior or equal in right of distribution to the Subordinated Units with respect to each of the three consecutive, non-overlapping four-Quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution (or portion thereof for the first fiscal quarter after the Closing Date) on all Outstanding Common Units and Subordinated Units and any other Outstanding Units that are senior or equal in right of distribution to the Subordinated Units during such periods and (B) the Adjusted Operating Surplus generated during each of the three consecutive, non-overlapping four-quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all of the Common Units and Subordinated Units and any other Units that are senior or equal in right of distribution to the Subordinated Units that were Outstanding during such periods on a Fully Diluted Basis, plus the related distribution on the General Partner Interest, during such periods and (ii) there are no Cumulative Common Unit Arrearages; and

        (b)  the date on which the General Partner is removed as general partner of the Partnership upon the requisite vote by holders of Outstanding Units under circumstances where Cause does not exist and Units held by the General Partner and its Affiliates are not voted in favor of such removal.

        "Subsidiary" means, with respect to any Person, (a) a corporation of which more than 50% of the voting power of shares entitled (without regard to the occurrence of any contingency) to vote in the election of directors or other governing body of such corporation is owned, directly or indirectly, at the date of determination, by such Person, by one or more Subsidiaries of such Person or a combination thereof, (b) a partnership (whether general or limited) in which such Person or a Subsidiary of such Person is, at the date of determination, a general or limited partner of such partnership, but only if more than 50% of the partnership interests of such partnership (considering all of the partnership interests of the partnership as a single class) is owned, directly or indirectly, at the date of determination, by such Person, by one or more Subsidiaries of such Person, or a combination thereof, or (c) any other Person (other than a corporation or a partnership) in which such Person, one or more Subsidiaries of such Person, or a combination thereof, directly or indirectly, at the date of determination, has (i) at least a majority ownership interest or (ii) the power to elect or direct the election of a majority of the directors or other governing body of such Person.

        "Substituted Limited Partner" means a Person who is admitted as a Limited Partner to the Partnership pursuant to Section 10.2 in place of and with all the rights of a Limited Partner and who is shown as a Limited Partner on the books and records of the Partnership.

        "Surviving Business Entity" has the meaning assigned to such term in Section 14.2(b).

        "Taxable Period of the Partnership" or "taxable period of the Partnership" has the meaning assigned thereto in Section 5.5(b)(viii).

        "Trading Day" has the meaning assigned to such term in Section 15.1(a).

        "Transfer" has the meaning assigned to such term in Section 4.4(a).

        "Transfer Agent" means such bank, trust company or other Person (including the General Partner or one of its Affiliates) as shall be appointed from time to time by the Partnership to act as registrar and transfer agent for the Common Units; provided that if no Transfer Agent is specifically designated for any other Partnership Securities, the General Partner shall act in such capacity.

        "Transfer Application" means an application and agreement for transfer of Units in the form set forth on the back of a Certificate or in a form substantially to the same effect in a separate instrument.

        "Underwriter" means each Person named as an underwriter in Schedule I to the Underwriting Agreement who purchases Common Units pursuant thereto.

        "Underwriting Agreement" means the Underwriting Agreement dated                        , 2002 among the Underwriters, the Partnership, and certain other parties, providing for the purchase of Common Units by such Underwriters.

        "Unit" means a Partnership Security that is designated as a "Unit" and shall include Common Units and Subordinated Units but shall not include (i) a General Partner Interest or (ii) Incentive Distribution Rights.

        "Unitholders" means the holders of Units.

        "Unit Majority" means, during the Subordination Period, at least a majority of the Outstanding Common Units (excluding Common Units owned by the General Partner and its Affiliates) voting as a class and at least a majority of the Outstanding Subordinated Units voting as a class, and thereafter, at least a majority of the Outstanding Common Units.

        "Unpaid MQD" has the meaning assigned to such term in Section 6.1(c)(i)(B).

        "Unrealized Gain" of any item of Partnership property at a time means the excess, if any, of (a) the fair market value of such property at the time (prior to any adjustment to be made pursuant to

Section 5.5(d) as of the time) over (b) the Carrying Value of such property as of such time prior to any adjustment to be made pursuant to Section 5.5(d) as of such time.

        "Unrealized Loss" of any item of Partnership property at a time means the excess, if any, of (a) the Carrying Value of such property as of the time (prior to any adjustment to be made pursuant to Section 5.5(d) as of such time) over (b) the fair market value of such property as of such time.

        "Unrecovered Capital" means at any time, with respect to a Unit, the Initial Unit Price less the sum of all distributions constituting Capital Surplus theretofore made in respect of an Initial Common Unit and any distributions of cash (or the Net Agreed Value of any distributions in kind) in connection with the dissolution and liquidation of the Partnership theretofore made in respect of an Initial Common Unit, adjusted as the General Partner determines to be appropriate to give effect to any distribution, subdivision or combination of such Units.

        "U.S. GAAP" means United States Generally Accepted Accounting Principles consistently applied.

        "Withdrawal Opinion of Counsel" has the meaning assigned to such term in Section 11.1(b).

        "Working Capital Borrowings" means borrowings used solely for working capital purposes or to pay distributions to Partners made pursuant to a credit facility or other arrangement requiring all such borrowings thereunder to be reduced to a relatively small amount each year (or for the year in which the Initial Offering is consummated, the 12-month period beginning on the Closing Date) for an economically meaningful period of time.

Section 1.2    Construction.

        Unless the context requires otherwise: (a) any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa; (b) references to Articles and Sections refer to Articles and Sections of this Agreement; (c) the term "include" or "includes" means includes, without limitation, and "including" means including, without limitation; and (d) references to directors, officers and employees of the General Partner shall mean the directors, officers and employees, respectively, of Crosstex GP acting on behalf of the General Partner.

ARTICLE II

ORGANIZATION

Section 2.1    Formation.

        The General Partner and the Organizational Limited Partner have previously formed the Partnership as a limited partnership pursuant to the provisions of the Delaware Act and hereby amend and restate the original Agreement of Limited Partnership of Crosstex Energy, L.P. in its entirety. This amendment and restatement shall become effective on the date of this Agreement. Except as expressly provided to the contrary in this Agreement, the rights, duties (including fiduciary duties), liabilities and obligations of the Partners and the administration, dissolution and termination of the Partnership shall be governed by the Delaware Act. All Partnership Interests shall constitute personal property of the owner thereof for all purposes and a Partner has no interest in specific Partnership property.

Section 2.2    Name.

        The name of the Partnership shall be "Crosstex Energy, L.P." The Partnership's business may be conducted under any other name or names deemed necessary or appropriate by the General Partner in its sole discretion, including the name of the General Partner. The words "Limited Partnership," "L.P.," "Ltd." or similar words or letters shall be included in the Partnership's name where necessary for the purpose of complying with the laws of any jurisdiction that so requires. The General Partner in its discretion may change the name of the Partnership at any time and from time to time and shall notify the Limited Partners of such change in the next regular communication to the Limited Partners.

Section 2.3    Registered Office; Registered Agent; Principal Office; Other Offices

        Unless and until changed by the General Partner, the registered office of the Partnership in the State of Delaware shall be located at 1209 Orange Street, Wilmington, Delaware 19801, and the registered agent for service of process on the Partnership in the State of Delaware at such registered office shall be The Corporation Trust Company. The principal office of the Partnership shall be located at 2501 Cedar Springs, Suite 600, Dallas, Texas 75201 or such other place as the General Partner may from time to time designate by notice to the Limited Partners. The Partnership may maintain offices at such other place or places within or outside the State of Delaware as the General Partner deems necessary or appropriate. The address of the General Partner shall be 2501 Cedar Springs, Suite 600, Dallas, Texas 75201 or such other place as the General Partner may from time to time designate by notice to the Limited Partners.

Section 2.4    Purpose and Business.

        The purpose and nature of the business to be conducted by the Partnership shall be to (a) serve as a partner of the Operating Partnership and, in connection therewith, to exercise all the rights and powers conferred upon the Partnership as a partner of the Operating Partnership pursuant to the Operating Partnership Agreement or otherwise, (b) engage directly in, or enter into or form any corporation, partnership, joint venture, limited liability company or other arrangement to engage indirectly in, any business activity that the Operating Partnership is permitted to engage in by the Operating Partnership Agreement or that its subsidiaries are permitted to engage in by their limited liability company or partnership agreements and, in connection therewith, to exercise all of the rights and powers conferred upon the Partnership pursuant to the agreements relating to such business activity, (c) engage directly in, or enter into or form any corporation, partnership, joint venture, limited liability company or other arrangement to engage indirectly in, any business activity that is approved by the General Partner and which lawfully may be conducted by a limited partnership organized pursuant to the Delaware Act and, in connection therewith, to exercise all of the rights and powers conferred upon the Partnership pursuant to the agreements relating to such business activity; provided, however, that the General Partner reasonably determines, as of the date of the acquisition or commencement of such activity, that such activity does not affect the Partnership's treatment as a partnership for Federal income tax purposes, and (d) do anything necessary or appropriate to the foregoing, including the making of capital contributions or loans to a Group Member. The General Partner has no obligation or duty to the Partnership, the Limited Partners or the Assignees to propose or approve, and in its discretion may decline to propose or approve, the conduct by the Partnership of any business.

Section 2.5    Powers.

        The Partnership shall be empowered to do any and all acts and things necessary, appropriate, proper, advisable, incidental to or convenient for the furtherance and accomplishment of the purposes and business described in Section 2.4 and for the protection and benefit of the Partnership.

Section 2.6    Power of Attorney.

        (a)  Each Limited Partner and each Assignee hereby constitutes and appoints the General Partner and, if a Liquidator shall have been selected pursuant to Section 12.3, the Liquidator (and any successor to the Liquidator by merger, transfer, assignment, election or otherwise) and each of their authorized officers and attorneys-in-fact, as the case may be, with full power of substitution, as his true and lawful agent and attorney-in-fact, with full power and authority in his name, place and stead, to:

            (i)  execute, swear to, acknowledge, deliver, file and record in the appropriate public offices (A) all certificates, documents and other instruments (including this Agreement and the Certificate of Limited Partnership and all amendments or restatements hereof or thereof) that the General Partner or the Liquidator deems necessary or appropriate to form, qualify or continue the existence or qualification of the Partnership as a limited partnership (or a partnership in which the limited partners have limited liability) in the State of Delaware and in all other jurisdictions in which the Partnership may conduct business or own property; (B) all certificates, documents and other instruments that the General Partner or the Liquidator deems necessary or appropriate to reflect, in accordance with its terms, any amendment, change, modification or restatement of this Agreement; (C) all certificates, documents and other instruments (including conveyances and a certificate of cancellation) that the General Partner or the Liquidator deems necessary or appropriate to reflect the dissolution and liquidation of the Partnership pursuant to the terms of this Agreement; (D) all certificates, documents and other instruments relating to the admission, withdrawal, removal or substitution of any Partner pursuant to, or other events described in, Article IV, X, XI or XII; (E) all certificates, documents and other instruments relating to the determination of the rights, preferences and privileges of any class or series of Partnership Securities issued pursuant to Section 5.6; and (F) all certificates, documents and other instruments (including agreements and a certificate of merger) relating to a merger or consolidation of the Partnership pursuant to Article XIV; and

          (ii)  execute, swear to, acknowledge, deliver, file and record all ballots, consents, approvals, waivers, certificates, documents and other instruments necessary or appropriate, in the discretion of the General Partner or the Liquidator, to make, evidence, give, confirm or ratify any vote, consent, approval, agreement or other action that is made or given by the Partners hereunder or is consistent with the terms of this Agreement or is necessary or appropriate, in the discretion of the General Partner or the Liquidator, to effectuate the terms or intent of this Agreement; provided, that when required by Section 13.3 or any other provision of this Agreement that establishes a percentage of the Limited Partners or of the Limited Partners of any class or series required to take any action, the General Partner and the Liquidator may exercise the power of attorney made in this Section 2.6(a)(ii) only after the necessary vote, consent or approval of the Limited Partners or of the Limited Partners of such class or series, as applicable.

Nothing contained in this Section 2.6(a) shall be construed as authorizing the General Partner to amend this Agreement except in accordance with Article XIII or as may be otherwise expressly provided for in this Agreement.

        (b)  The foregoing power of attorney is hereby declared to be irrevocable and a power coupled with an interest, and it shall survive and, to the maximum extent permitted by law, not be affected by the subsequent death, incompetency, disability, incapacity, dissolution, bankruptcy or termination of any Limited Partner or Assignee and the transfer of all or any portion of such Limited Partner's or Assignee's Partnership Interest and shall extend to such Limited Partner's or Assignee's heirs, successors, assigns and personal representatives. Each such Limited Partner or Assignee hereby agrees to be bound by any representation made by the General Partner or the Liquidator acting in good faith pursuant to such power of attorney; and each such Limited Partner or Assignee, to the maximum extent permitted by law, hereby waives any and all defenses that may be available to contest, negate or disaffirm the action of the General Partner or the Liquidator taken in good faith under such power of attorney. Each Limited Partner or Assignee shall execute and deliver to the General Partner or the Liquidator, within 15 days after receipt of the request therefor, such further designation, powers of attorney and other instruments as the General Partner or the Liquidator deems necessary to effectuate this Agreement and the purposes of the Partnership.

Section 2.7    Term.

        The term of the Partnership commenced upon the filing of the Certificate of Limited Partnership in accordance with the Delaware Act and shall continue in existence until the dissolution of the Partnership in accordance with the provisions of Article XII. The existence of the Partnership as a separate legal entity shall continue until the cancellation of the Certificate of Limited Partnership as provided in the Delaware Act.

Section 2.8    Title to Partnership Assets.

        Title to Partnership assets, whether real, personal or mixed and whether tangible or intangible, shall be deemed to be owned by the Partnership as an entity, and no Partner or Assignee, individually or collectively, shall have any ownership interest in such Partnership assets or any portion thereof. Title to any or all of the Partnership assets may be held in the name of the Partnership, the General Partner, one or more of its Affiliates or one or more nominees, as the General Partner may determine. The General Partner hereby declares and warrants that any Partnership assets for which record title is held in the name of the General Partner or one or more of its Affiliates or one or more nominees shall be held by the General Partner or such Affiliate or nominee for the use and benefit of the Partnership in accordance with the provisions of this Agreement; provided, however, that the General Partner shall use reasonable efforts to cause record title to such assets (other than those assets in respect of which the General Partner determines that the expense and difficulty of conveyancing makes transfer of record title to the Partnership impracticable) to be vested in the Partnership as soon as reasonably practicable; provided, further, that, prior to the withdrawal or removal of the General Partner or as soon thereafter as practicable, the General Partner shall use reasonable efforts to effect the transfer of record title to the Partnership and, prior to any such transfer, will provide for the use of such assets in a manner satisfactory to the General Partner. All Partnership assets shall be recorded as the property of the Partnership in its books and records, irrespective of the name in which record title to such Partnership assets is held.

ARTICLE III

RIGHTS OF LIMITED PARTNERS

Section 3.1    Limitation of Liability.

        The Limited Partners and the Assignees shall have no liability under this Agreement except as expressly provided in this Agreement or the Delaware Act.

Section 3.2    Management of Business.

        No Limited Partner or Assignee, in its capacity as such, shall participate in the operation, management or control (within the meaning of the Delaware Act) of the Partnership's business, transact any business in the Partnership's name or have the power to sign documents for or otherwise bind the Partnership. Any action taken by any Affiliate of the General Partner or any officer, director, employee, manager, member, general partner, agent or trustee of the General Partner or any of its Affiliates, or any officer, director, employee, manager, member, general partner, agent or trustee of a Group Member, in its capacity as such, shall not be deemed to be participation in the control of the business of the Partnership by a limited partner of the Partnership (within the meaning of Section 17-303(a) of the Delaware Act) and shall not affect, impair or eliminate the limitations on the liability of the Limited Partners or Assignees under this Agreement.

Section 3.3    Outside Activities of the Limited Partners.

        Subject to the provisions of Section 7.5 and the Omnibus Agreement, which shall continue to be applicable to the Persons referred to therein, regardless of whether such Persons shall also be Limited Partners or Assignees, any Limited Partner or Assignee shall be entitled to and may have business interests and engage in business activities in addition to those relating to the Partnership, including business interests and activities in direct competition with the Partnership Group. Neither the Partnership nor any of the other Partners or Assignees shall have any rights by virtue of this Agreement in any business ventures of any Limited Partner or Assignee.

Section 3.4    Rights of Limited Partners.

        (a)  In addition to other rights provided by this Agreement or by applicable law, and except as limited by Section 3.4(b), each Limited Partner shall have the right, for a purpose reasonably related to such Limited Partner's interest as a limited partner in the Partnership, upon reasonable written demand and at such Limited Partner's own expense:

            (i)  to obtain true and full information regarding the status of the business and financial condition of the Partnership;

          (ii)  promptly after becoming available, to obtain a copy of the Partnership's federal, state and local income tax returns for each year;

          (iii)  to have furnished to him a current list of the name and last known business, residence or mailing address of each Partner;

          (iv)  to have furnished to him a copy of this Agreement and the Certificate of Limited Partnership and all amendments thereto, together with a copy of the executed copies of all powers of attorney pursuant to which this Agreement, the Certificate of Limited Partnership and all amendments thereto have been executed;

          (v)  to obtain true and full information regarding the amount of cash and a description and statement of the Net Agreed Value of any other Capital Contribution by each Partner and which each Partner has agreed to contribute in the future, and the date on which each became a Partner; and

          (vi)  to obtain such other information regarding the affairs of the Partnership as is just and reasonable.

        (b)  The General Partner may keep confidential from the Limited Partners and Assignees, for such period of time as the General Partner deems reasonable, (i) any information that the General Partner reasonably believes to be in the nature of trade secrets or (ii) other information the disclosure of which the General Partner in good faith believes (A) is not in the best interests of the Partnership Group, (B) could damage the Partnership Group or (C) that any Group Member is required by law or by agreement with any third party to keep confidential (other than agreements with Affiliates of the Partnership the primary purpose of which is to circumvent the obligations set forth in this Section 3.4).

ARTICLE IV

CERTIFICATES; RECORD HOLDERS; TRANSFER OF PARTNERSHIP INTERESTS; REDEMPTION OF PARTNERSHIP INTERESTS

Section 4.1    Certificates.

        Upon the Partnership's issuance of Common Units or Subordinated Units to any Person, the Partnership shall issue one or more Certificates in the name of such Person evidencing the number of such Units being so issued. In addition, (a) upon the General Partner's request, the Partnership shall issue to it one or more Certificates in the name of the General Partner evidencing its interests in the Partnership and (b) upon the request of any Person owning Incentive Distribution Rights or any other Partnership Securities other than Common Units or Subordinated Units, the Partnership shall issue to such Person one or more certificates evidencing such Incentive Distribution Rights or other Partnership Securities other than Common Units or Subordinated Units. Certificates shall be executed on behalf of the Partnership by the Chairman of the Board, President or any Executive Vice President or Vice President and the Secretary or any Assistant Secretary of Crosstex GP. No Common Unit Certificate shall be valid for any purpose until it has been countersigned by the Transfer Agent; provided, however, that if the General Partner elects to issue Common Units in global form, the Common Unit

Certificates shall be valid upon receipt of a certificate from the Transfer Agent certifying that the Common Units have been duly registered in accordance with the directions of the Partnership and the Underwriters. Subject to the requirements of Section 6.7(b), the Partners holding Certificates evidencing Subordinated Units may exchange such Certificates for Certificates evidencing Common Units on or after the date on which such Subordinated Units are converted into Common Units pursuant to the terms of Section 5.8.

Section 4.2    Mutilated, Destroyed, Lost or Stolen Certificates.

        (a)  If any mutilated Certificate is surrendered to the Transfer Agent, the appropriate officers of Crosstex GP on behalf of the Partnership shall execute, and the Transfer Agent shall countersign and deliver in exchange therefor, a new Certificate evidencing the same number and type of Partnership Securities as the Certificate so surrendered.

        (b)  The appropriate officers of Crosstex GP on behalf of the Partnership shall execute and deliver, and the Transfer Agent shall countersign, a new Certificate in place of any Certificate previously issued if the Record Holder of the Certificate:

            (i)  makes proof by affidavit, in form and substance satisfactory to the General Partner, that a previously issued Certificate has been lost, destroyed or stolen;

          (ii)  requests the issuance of a new Certificate before the General Partner has notice that the Certificate has been acquired by a purchaser for value in good faith and without notice of an adverse claim;

          (iii)  if requested by the General Partner, delivers to the General Partner a bond, in form and substance satisfactory to the General Partner, with surety or sureties and with fixed or open penalty as the General Partner may reasonably direct, in its sole discretion, to indemnify the Partnership, the Partners, the General Partner and the Transfer Agent against any claim that may be made on account of the alleged loss, destruction or theft of the Certificate; and

          (iv)  satisfies any other reasonable requirements imposed by the General Partner.

        If a Limited Partner or Assignee fails to notify the General Partner within a reasonable time after he has notice of the loss, destruction or theft of a Certificate, and a transfer of the Limited Partner Interests represented by the Certificate is registered before the Partnership, the General Partner or the Transfer Agent receives such notification, the Limited Partner or Assignee shall be precluded from making any claim against the Partnership, the General Partner or the Transfer Agent for such transfer or for a new Certificate.

        (c)  As a condition to the issuance of any new Certificate under this Section 4.2, the General Partner may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Transfer Agent) reasonably connected therewith.

Section 4.3    Record Holders.

        The Partnership shall be entitled to recognize the Record Holder as the Partner or Assignee with respect to any Partnership Interest and, accordingly, shall not be bound to recognize any equitable or other claim to or interest in such Partnership Interest on the part of any other Person, regardless of whether the Partnership shall have actual or other notice thereof, except as otherwise provided by law or any applicable rule, regulation, guideline or requirement of any National Securities Exchange on which such Partnership Interests are listed for trading. Without limiting the foregoing, when a Person (such as a broker, dealer, bank, trust company or clearing corporation or an agent of any of the foregoing) is acting as nominee, agent or in some other representative capacity for another Person in acquiring and/or holding Partnership Interests, as between the Partnership on the one hand, and such other Persons on the other, such representative Person (a) shall be the Partner or Assignee (as the case may be) of record and beneficially, (b) must execute and deliver a Transfer Application and (c) shall be bound by this Agreement and shall have the rights and obligations of a Partner or Assignee (as the case may be) hereunder and as, and to the extent, provided for herein.

Section 4.4    Transfer Generally.

        (a)  The term "transfer," when used in this Agreement with respect to a Partnership Interest, shall be deemed to refer to a transaction by which the General Partner assigns its General Partner Interest to another Person who becomes the general partner of the Partnership, by which the holder of a Limited Partner Interest assigns such Limited Partner Interest to another Person who is or becomes a Limited Partner or an Assignee, and includes a sale, assignment, gift, pledge, encumbrance, hypothecation, mortgage, exchange or any other disposition by law or otherwise.

        (b)  No Partnership Interest shall be transferred, in whole or in part, except in accordance with the terms and conditions set forth in this Article IV. Any transfer or purported transfer of a Partnership Interest not made in accordance with this Article IV shall be null and void.

        (c)  Nothing contained in this Agreement shall be construed to prevent a disposition by any partner of the General Partner of any or all of the partnership interests of the General Partner.

Section 4.5    Registration and Transfer of Limited Partner Interests.

        (a)  The General Partner shall keep or cause to be kept on behalf of the Partnership a register in which, subject to such reasonable regulations as it may prescribe and subject to the provisions of Section 4.5(b), the Partnership will provide for the registration and transfer of Limited Partner Interests. The Transfer Agent is hereby appointed registrar and transfer agent for the purpose of registering Common Units and transfers of such Common Units as herein provided. The Partnership shall not recognize transfers of Certificates evidencing Limited Partner Interests unless such transfers are effected in the manner described in this Section 4.5. Upon surrender of a Certificate for registration of transfer of any Limited Partner Interests evidenced by a Certificate, and subject to the provisions of Section 4.5(b), the appropriate officers of Crosstex GP on behalf of the Partnership shall execute and deliver, and in the case of Common Units, the Transfer Agent shall countersign and deliver, in the name of the holder or the designated transferee or transferees, as required pursuant to the holder's instructions, one or more new Certificates evidencing the same aggregate number and type of Limited Partner Interests as was evidenced by the Certificate so surrendered.

        (b)  Except as otherwise provided in Section 4.9, the General Partner shall not recognize any transfer of Limited Partner Interests until the Certificates evidencing such Limited Partner Interests are surrendered for registration of transfer and such Certificates are accompanied by a Transfer Application duly executed by the transferee (or the transferee's attorney-in-fact duly authorized in writing). No charge shall be imposed by the General Partner for such transfer; provided, that as a condition to the issuance of any new Certificate under this Section 4.5, the General Partner may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed with respect thereto.

        (c)  Limited Partner Interests may be transferred only in the manner described in this Section 4.5. The transfer of any Limited Partner Interests and the admission of any new Limited Partner shall not constitute an amendment to this Agreement.

        (d)  Until admitted as a Substituted Limited Partner pursuant to Section 10.2, the Record Holder of a Limited Partner Interest shall be an Assignee in respect of such Limited Partner Interest. Limited Partners may include custodians, nominees or any other individual or entity in its own or any representative capacity.

        (e)  A transferee of a Limited Partner Interest who has completed and delivered a Transfer Application shall be deemed to have (i) requested admission as a Substituted Limited Partner, (ii) agreed to comply with and be bound by and to have executed this Agreement, (iii) represented and warranted that such transferee has the right, power and authority and, if an individual, the capacity to enter into this Agreement, (iv) granted the powers of attorney set forth in this Agreement and (v) given the consents and approvals and made the waivers contained in this Agreement.

        (f)    The General Partner and its Affiliates shall have the right at any time to transfer their Subordinated Units and Common Units (whether issued upon conversion of the Subordinated Units or otherwise) to one or more Persons.

Section 4.6    Transfer of the General Partner's General Partner Interest.

        (a)  Subject to Section 4.6(c) below, prior to December 31, 2012, the General Partner shall not transfer all or any part of its General Partner Interest to a Person unless such transfer (i) has been approved by the prior written consent or vote of the holders of at least a majority of the Outstanding Common Units (excluding Common Units held by the General Partner and its Affiliates) or (ii) is of all, but not less than all, of its General Partner Interest to (A) an Affiliate of the General Partner (other than an individual) or (B) another Person (other than an individual) in connection with the merger or consolidation of the General Partner with or into another Person (other than an individual) or the transfer by the General Partner of all or substantially all of its assets to another Person (other than an individual).

        (b)  Subject to Section 4.6(c) below, on or after December 31, 2012, the General Partner may transfer all or any of its General Partner Interest without Unitholder approval.

        (c)  Notwithstanding anything herein to the contrary, no transfer by the General Partner of all or any part of its General Partner Interest to another Person shall be permitted unless (i) the transferee agrees to assume the rights and duties of the General Partner under this Agreement and to be bound by the provisions of this Agreement, (ii) the Partnership receives an Opinion of Counsel that such transfer would not result in the loss of limited liability of any Limited Partner or of any limited partner of the Operating Partnership or cause the Partnership or the Operating Partnership to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not already so treated or taxed) and (iii) such transferee also agrees to purchase all (or the appropriate portion thereof, if applicable) of the partnership or membership interest of the General Partner as the general partner or managing member, if any, of each other Group Member. In the case of a transfer pursuant to and in compliance with this Section 4.6, the transferee or successor (as the case may be) shall, subject to compliance with the terms of Section 10.3, be admitted to the Partnership as the General Partner immediately prior to the transfer of the Partnership Interest, and the business of the Partnership shall continue without dissolution.

Section 4.7    Transfer of Incentive Distribution Rights.

        Prior to December 31, 2012, a holder of Incentive Distribution Rights may transfer any or all of the Incentive Distribution Rights held by such holder without any consent of the Unitholders (a) to an Affiliate of such holder (other than an individual) or (b) to another Person (other than an individual) in connection with (i) the merger or consolidation of such holder of Incentive Distribution Rights with or into such other Person, (ii) the transfer by such holder of all or substantially all of its assets to such other Person or (iii) the sale of all or substantially all its equity interests to such other Person. Any other transfer of the Incentive Distribution Rights prior to December 31, 2012, shall require the prior approval of holders of at least a majority of the Outstanding Common Units (excluding Common Units held by the General Partner and its Affiliates). On or after December 31, 2012, the General Partner or any other holder of Incentive Distribution Rights may transfer any or all of its Incentive Distribution Rights without Unitholder approval. Notwithstanding anything herein to the contrary, no transfer of

Incentive Distribution Rights to another Person shall be permitted unless the transferee agrees to be bound by the provisions of this Agreement.

Section 4.8    Restrictions on Transfers.

        (a)  Except as provided in Section 4.8(d) below, but notwithstanding the other provisions of this Article IV, no transfer of any Partnership Interests shall be made if such transfer would (i) violate the then applicable federal or state securities laws or rules and regulations of the Commission, any state securities commission or any other governmental authority with jurisdiction over such transfer, (ii) terminate the existence or qualification of the Partnership or the Operating Partnership under the laws of the jurisdiction of its formation, or (iii) cause the Partnership or the Operating Partnership to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not already so treated or taxed).

        (b)  The General Partner may impose restrictions on the transfer of Partnership Interests if a subsequent Opinion of Counsel determines that such restrictions are necessary to avoid a significant risk of any Group Member becoming taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes. The restrictions may be imposed by making such amendments to this Agreement as the General Partner may determine to be necessary or appropriate to impose such restrictions; provided, however, that any amendment that the General Partner believes, in the exercise of its reasonable discretion, could result in the delisting or suspension of trading of any class of Limited Partner Interests on the principal National Securities Exchange on which such class of Limited Partner Interests is then traded must be approved, prior to such amendment being effected, by the holders of at least a majority of the Outstanding Limited Partner Interests of such class.

        (c)  The transfer of a Subordinated Unit that has converted into a Common Unit shall be subject to the restrictions imposed by Section 6.7(b).

        (d)  Nothing contained in this Article IV, or elsewhere in this Agreement, shall preclude the settlement of any transactions involving Partnership Interests entered into through the facilities of any National Securities Exchange on which such Partnership Interests are listed for trading.

Section 4.9    Citizenship Certificates; Non-citizen Assignees.

        (a)  If any Group Member is or becomes subject to any federal, state or local law or regulation that, in the reasonable determination of the General Partner, creates a substantial risk of cancellation or forfeiture of any property in which the Group Member has an interest based on the nationality, citizenship or other related status of a Limited Partner or Assignee, the General Partner may request any Limited Partner or Assignee to furnish to the General Partner, within 30 days after receipt of such request, an executed Citizenship Certification or such other information concerning his nationality, citizenship or other related status (or, if the Limited Partner or Assignee is a nominee holding for the account of another Person, the nationality, citizenship or other related status of such Person) as the General Partner may request. If a Limited Partner or Assignee fails to furnish to the General Partner within the aforementioned 30-day period such Citizenship Certification or other requested information or if upon receipt of such Citizenship Certification or other requested information the General Partner determines, with the advice of counsel, that a Limited Partner or Assignee is not an Eligible Citizen, the Partnership Interests owned by such Limited Partner or Assignee shall be subject to redemption in accordance with the provisions of Section 4.10. In addition, the General Partner may require that the status of any such Partner or Assignee be changed to that of a Non-citizen Assignee and, thereupon, the General Partner shall be substituted for such Non-citizen Assignee as the Limited Partner in respect of his Limited Partner Interests.

        (b)  The General Partner shall, in exercising voting rights in respect of Limited Partner Interests held by it on behalf of Non-citizen Assignees, distribute the votes in the same ratios as the votes of

Partners (including without limitation the General Partner) in respect of Limited Partner Interests other than those of Non-citizen Assignees are cast, either for, against or abstaining as to the matter.

        (c)  Upon dissolution of the Partnership, a Non-citizen Assignee shall have no right to receive a distribution in kind pursuant to Section 12.4 but shall be entitled to the cash equivalent thereof, and the Partnership shall provide cash in exchange for an assignment of the Non-citizen Assignee's share of the distribution in kind. Such payment and assignment shall be treated for Partnership purposes as a purchase by the Partnership from the Non-citizen Assignee of his Limited Partner Interest (representing his right to receive his share of such distribution in kind).

        (d)  At any time after he can and does certify that he has become an Eligible Citizen, a Non-citizen Assignee may, upon application to the General Partner, request admission as a Substituted Limited Partner with respect to any Limited Partner Interests of such Non-citizen Assignee not redeemed pursuant to Section 4.10, and upon his admission pursuant to Section 10.2, the General Partner shall cease to be deemed to be the Limited Partner in respect of the Non-citizen Assignee's Limited Partner Interests.

Section 4.10    Redemption of Partnership Interests of Non-citizen Assignees.

        (a)  If at any time a Limited Partner or Assignee fails to furnish a Citizenship Certification or other information requested within the 30-day period specified in Section 4.9(a), or if upon receipt of such Citizenship Certification or other information the General Partner determines, with the advice of counsel, that a Limited Partner or Assignee is not an Eligible Citizen, the Partnership may, unless the Limited Partner or Assignee establishes to the satisfaction of the General Partner that such Limited Partner or Assignee is an Eligible Citizen or has transferred his Partnership Interests to a Person who is an Eligible Citizen and who furnishes a Citizenship Certification to the General Partner prior to the date fixed for redemption as provided below, redeem the Partnership Interest of such Limited Partner or Assignee as follows:

            (i)  The General Partner shall, not later than the 30th day before the date fixed for redemption, give notice of redemption to the Limited Partner or Assignee, at his last address designated on the records of the Partnership or the Transfer Agent, by registered or certified mail, postage prepaid. The notice shall be deemed to have been given when so mailed. The notice shall specify the Redeemable Interests, the date fixed for redemption, the place of payment, that payment of the redemption price will be made upon surrender of the Certificate evidencing the Redeemable Interests and that on and after the date fixed for redemption no further allocations or distributions to which the Limited Partner or Assignee would otherwise be entitled in respect of the Redeemable Interests will accrue or be made.

          (ii)  The aggregate redemption price for Redeemable Interests shall be an amount equal to the Current Market Price (the date of determination of which shall be the date fixed for redemption) of Limited Partner Interests of the class to be so redeemed multiplied by the number of Limited Partner Interests of each such class included among the Redeemable Interests. The redemption price shall be paid, in the discretion of the General Partner, in cash or by delivery of a promissory note of the Partnership in the principal amount of the redemption price, bearing interest at the rate of 10% annually and payable in three equal annual installments of principal together with accrued interest, commencing one year after the redemption date.

          (iii)  Upon surrender by or on behalf of the Limited Partner or Assignee, at the place specified in the notice of redemption, of the Certificate evidencing the Redeemable Interests, duly endorsed in blank or accompanied by an assignment duly executed in blank, the Limited Partner or Assignee or his duly authorized representative shall be entitled to receive the payment therefor.

          (iv)  After the redemption date, Redeemable Interests shall no longer constitute issued and Outstanding Limited Partner Interests.

        (b)  The provisions of this Section 4.10 shall also be applicable to Limited Partner Interests held by a Limited Partner or Assignee as nominee of a Person determined to be other than an Eligible Citizen.

        (c)  Nothing in this Section 4.10 shall prevent the recipient of a notice of redemption from transferring his Limited Partner Interest before the redemption date if such transfer is otherwise permitted under this Agreement. Upon receipt of notice of such a transfer, the General Partner shall withdraw the notice of redemption, provided the transferee of such Limited Partner Interest certifies to the satisfaction of the General Partner in a Citizenship Certification delivered in connection with the Transfer Application that he is an Eligible Citizen. If the transferee fails to make such certification, such redemption shall be effected from the transferee on the original redemption date.

ARTICLE V

CAPITAL CONTRIBUTIONS AND ISSUANCE OF PARTNERSHIP INTERESTS

Section 5.1    Organizational Contributions.

        In connection with the formation of the Partnership under the Delaware Act, the General Partner made an initial Capital Contribution to the Partnership in the amount of $20.00, for a 2% General Partner interest in the Partnership and has been admitted as the General Partner of the Partnership, and the Organizational Limited Partner made an initial Capital Contribution to the Partnership in the amount of $980.00 for a 98% Limited Partner interest in the Partnership and has been admitted as a Limited Partner of the Partnership. As of the Closing Date, the interest of the Organizational Limited Partner shall be redeemed as provided in the Closing Contribution Agreement; the initial Capital Contributions of the Organizational Limited Partner shall thereupon be refunded; and the Organizational Limited Partner shall cease to be a Limited Partner of the Partnership. Ninety-eight percent of any interest or other profit that may have resulted from the investment or other use of such initial Capital Contributions shall be allocated and distributed to the Organizational Limited Partner, and the balance thereof shall be allocated and distributed to the General Partner. On                        , 2002 and pursuant to the First Contribution Agreement, among other things, (i) Crosstex Holdings Inc. and Crosstex Energy, Inc. transferred their interests in the predecessor to the Operating Partnership to the Partnership in exchange for a limited partnership interest in the Partnership and (ii) Crosstex Energy, Inc. transferred its limited partnership interest in the Partnership to the General Partner.

Section 5.2    Contributions by the General Partner and its Affiliates.

        (a)  On the Closing Date and pursuant to the Closing Contribution Agreement, (i) the General Partner's initial general partner interest and its limited partner interest shall be converted into (A) the General Partner Interest, subject to all of the rights, privileges and duties of the General Partner under this Agreement and (B) the Incentive Distribution Rights, (ii) Crosstex Energy, Inc. will merge into Crosstex Energy Holdings Inc., and (iii) Crosstex Energy Holdings Inc.'s limited partner interest shall be converted into (A) 333,000 Common Units and (B) 4,667,000 Subordinated Units.

        (b)  Upon the issuance of any additional Limited Partner Interests by the Partnership (other than the issuance of the Common Units issued in the Initial Offering and other than the issuance of the Common Units issued pursuant to the Over-Allotment Option), the General Partner shall be required to make additional Capital Contributions equal to 2/98ths of any amount contributed to the Partnership by the Limited Partners in exchange for the additional Limited Partner Interests issued to such Limited Partners. Except as set forth in the immediately preceding sentence and Article XII, the General Partner shall not be obligated to make any additional Capital Contributions to the Partnership.

Section 5.3    Contributions by Initial Limited Partners.

        (a)  On the Closing Date and pursuant to the Underwriting Agreement, each Underwriter shall contribute to the Partnership cash in an amount equal to the Issue Price per Initial Common Unit, multiplied by the number of Common Units specified in the Underwriting Agreement to be purchased by such Underwriter at the Closing Date in exchange for such number of Common Units.

        (b)  Upon the exercise of the Over-Allotment Option, each Underwriter shall contribute to the Partnership cash in an amount equal to the Issue Price per Initial Common Unit, multiplied by the number of Common Units specified in the Underwriting Agreement to be purchased by such Underwriter at the Option Closing Date in exchange for such number of Common Units.

        (c)  No Limited Partner Interests will be issued or issuable as of or at the Closing Date other than (i) the Common Units issuable pursuant to subparagraph (a) hereof in aggregate number equal to 2,000,000, (ii) the "Additional Units" as such term is used in the Underwriting Agreement in an aggregate number up to 300,000 issuable upon exercise of the Over-Allotment Option pursuant to subparagraph (b) hereof, (iii) the 333,000 Common Units issuable to Crosstex Energy Holdings Inc. pursuant to Section 5.2 hereof, (iv) the 4,667,000 Subordinated Units issuable to Crosstex Energy Holdings Inc. pursuant to Section 5.2 hereof, and (v) the Incentive Distribution Rights.

Section 5.4    Interest and Withdrawal.

        No interest shall be paid by the Partnership on Capital Contributions. No Partner or Assignee shall be entitled to the withdrawal or return of its Capital Contribution, except to the extent, if any, that distributions made pursuant to this Agreement or upon termination of the Partnership may be considered as such by law and then only to the extent provided for in this Agreement. Except to the extent expressly provided in this Agreement, no Partner or Assignee shall have priority over any other Partner or Assignee either as to the return of Capital Contributions or as to profits, losses or distributions. Any such return shall be a compromise to which all Partners and Assignees agree within the meaning of Section 17-502(b) of the Delaware Act.

Section 5.5    Capital Accounts.

        (a)  The balance of the Capital Account of an Underwriter (and derivatively of the holder of one or more Common Units who purchases directly or indirectly from an Underwriter) in respect of each Common Unit acquired thereby pursuant to the Underwriting Agreement at the Closing or by reason of the exercise of the Over-Allotment Option shall be the Issue Price for an Initial Common Unit, and the balance of the Capital Account of each such Underwriter shall be the product of such initial balance for a Common Unit multiplied by the number of Common Units held thereby. The initial balance of the Capital Account of the General Partner and of its affiliates shall be the amount of cash and the Net Agreed Value of the property of the Partnership (that is, the property for which the Partnership computes a Carrying Value) that would be distributed to the General Partner and any such affiliate pursuant to this Agreement prior to the contributions that are to be made pursuant to Section 5.3 hereof if such cash and Net Agreed Value were distributed only to the General Partner Interest and the Units held thereby in proportion to the relative right of such interests to distributions that are made 2 percent to the General Partner Interest and 98 percent to the holders of Units, Pro Rata. The balance of the Capital Accounts of the Common Units held by such a person shall be determined as though the aggregate amount that was deemed distributed with respect to the Units held thereby was distributed first to such Common Units, Pro Rata until the Issue Price of an Initial Commom Unit was distributed to each Common Unit held thereby. The balance of the Capital Accounts of the Subordinated Units held by such a person shall be the portion of such cash and Net Agreed Value that could have been, but was not, applied pursuant to the preceding sentence in determining the Capital Account balance of the Common Units. Any Common Unit the Capital Account balance of which is less than the Issue Price of an Initial Common Unit shall be treated as a converted Subordinated Unit for purposes of Section 5.5(c)(ii) and Section 6.7(b) and as a Final Subordinated Unit for purposes of Section 6.1(d)(ix). The initial Capital Account balance of any other Partner shall be zero. Thereafter, the Capital Account of each Partner shall be increased by (i) the amount of cash and the Net Agreed Value of property contributed to the Partnership by such Partner pursuant to this Agreement and (ii) all items of Partnership income and gain allocated to such Partner pursuant to Section 6.1, and it shall be decreased by (x) the amount of cash or Net Agreed Value of all distributions of cash or property made to such Partner pursuant to this Agreement and (y) all items of Partnership deduction and loss allocated to such Partner pursuant to Section 6.1. The General Partner may in connection with the issuance of Partnership Interests after the Initial Offering and the exercise (or not) of the Over-Allotment Option adjust the balance of the Capital Account of any Partner so as to preserve the agreed economic relationship between the Partnership Interests that are so issued and the Partnership Interests that were outstanding prior to such issuance provided that the economic relationships between the Partnership Interests that were outstanding prior to such issuance are not changed thereby. Any such adjustment shall be recorded in the records of the Partnership.

        (b)  The items of income, gain, loss or deduction that are recognized by the Partnership for federal income tax purposes during a taxable period of the Partnership shall be adjusted as is set out in this Section 5.5(b) and shall then be allocated among the Partners as is provided in Section 6.1.

            (i)  The Partnership shall be treated as owning directly its share (as determined by the General Partner) of all property owned by the Operating Partnership or any other Subsidiary that is, in each case, classified as a partnership or is disregarded for federal income tax purposes.

          (ii)  All fees and other expenses incurred by the Partnership to promote the sale of (or to sell) a Partnership Interest that cannot either be deducted or amortized under Section 709 of the Code shall be treated as an item of deduction at the time such fees and other expenses are incurred. Any such fees and expenses that were incurred in connection with the Initial Offering shall be deemed to have been incurred in the first taxable period of the Partnership that ends after the Initial Offering. Any underwriting discount or commission that is allowed to an underwriter by reason of the Underwriting Agreement or the Over-Allotment Option shall not be treated as an item of deduction of the Partnership that is allocable pursuant to Section 6.1.

          (iii)  The computation of items of income, gain, loss and deduction shall be made without regard to any election under Section 754 of the Code provided that if an adjustment to the adjusted tax basis of any Partnership asset is required pursuant to Section 734(b) or 743(b) of the Code, pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(m), to be taken into account in determining Capital Accounts, the amount of such adjustment shall be treated as an item of income or deduction, as the case may be, at the time of the adjustment, and the Carrying Value of each Partnership asset in respect of which there was such an adjustment shall also be adjusted at that time.

          (iv)  Any income, gain, deduction or loss attributable to the taxable disposition of any Partnership property shall be determined as if the adjusted basis of such property were equal to the Partnership's Carrying Value for such property as of the date of disposition.

          (v)  Any deductions for depreciation, cost recovery or amortization that are attributable to any Partnership property shall be determined as if the adjusted basis of such property were equal to the Carrying Value thereof and by using a rate of depreciation, cost recovery or amortization derived from the same method and useful life (or, if applicable, the remaining useful life) as is applied for federal income tax purposes and appropriately taking into account the length of any short taxable period of the Partnership; provided, however, that, if the Partnership property has a zero adjusted basis for federal income tax purposes, depreciation, cost recovery or amortization deductions shall be determined using any reasonable method that the General Partner may adopt. Any deduction for depreciation, cost recovery or amortization in respect of Partnership property that is determined pursuant to this Section 5.5(b) shall reduce the Carrying Value of that Partnership property as of the end of the taxable period of the Partnership in which such deduction was recognized. Notwithstanding the foregoing portion of this Section 5.5(b)(v), such deductions for depreciation, cost recovery, or amortization shall be determined with respect to any portion of such Carrying Value with respect to which Treasury Regulation Section 1.704-3(d) remedial allocations are to be made (including reverse section 704(c) allocations that are to be made as Treasury Regulation Section 1.704-3(d) remedial allocations) pursuant to provisions hereof in accordance with a method that is permitted by such Treasury Regulation Section 1.704-3(d) and that is selected by the General Partner.

          (vi)  If the Partnership's adjusted basis in property is reduced for federal income tax purposes pursuant to Section 48(q)(1) or 48(q)(3) of the Code, the amount of such reduction shall be an additional depreciation or cost recovery deduction in the year such property is placed in service at the time of such reduction and shall be treated as a reduction in the Carrying Value of such property. Any restoration of such basis pursuant to Section 48(q)(2) of the Code shall be an item of income at the time of such restoration and shall be treated as an increase in the Carrying Value of such property at the time of such restoration.

        (vii)  Any items of gain and loss that are determined pursuant to Section 5.5(d) hereof shall be treated as items of income and deduction, respectively, that are recognized in the taxable period of the Partnership that ends with the event that causes the determination of such gain or loss. An item of income of the Partnership that is described in Section 705(a)(1)(B) of the Code (with respect to items of income that are exempt from tax) shall be treated as an item of income for the purpose of this Section 5.5(b), and an item of expense of the Partnership that is described in Section 705(a)(2)(B) of the Code (with respect to expenditures that are deductible and not chargeable to capital accounts), shall be treated as an item of deduction for the purpose of this Section 5.5(b).

        (viii)  A taxable period of the Partnership includes a taxable year of the Partnership. The portion of a taxable period of the Partnership that ends with the Closing Date or with an event in respect of which there is an adjustment to Carrying Values pursuant to Section 5.5(d) hereof shall be treated as the end of a taxable period of the Partnership. The portion of such taxable year of the Partnership that begins immediately thereafter shall be treated as a taxable period for purposes of the preceding sentence with the result that each taxable year of the Partnership may contain one or more taxable periods of the Partnership. The items of income, gain, loss and deduction of the Partnership that are recognized for federal, state or local income tax purposes prior to the Closing Date shall not be allocated pursuant to this Agreement.

        (c)  (i)    A transferee of a Partnership Interest shall succeed to a pro rata portion of the Capital Account of the transferor relating to the Partnership Interest so transferred.

          (ii)  Immediately prior to the transfer of a Subordinated Unit or of a Subordinated Unit that has converted into a Common Unit pursuant to Section 5.8 (other than a transfer to an Affiliate unless the General Partner elects to have this Section 5.5(c)(ii) apply with respect to such transfer), the Capital Account maintained for such Person with respect to its Subordinated Units or converted Subordinated Units will (A) first, be allocated to such Units that are to be transferred so that the balance of the Capital Account thereof shall be equal to the then balance of the Capital Account of an Initial Common Unit, and (B) second, shall be allocated to any Subordinated Units or converted Subordinated Units that are retained. The amount so allocated to each class of Units shall thereafter be the balance of the Capital Account thereof.

        (d)  (i)    On an issuance of additional Partnership Interests for cash (excluding however any issuance of Units pursuant to the Over-Allotment Option) or other property or the conversion of a General Partner's Combined Interest to Common Units pursuant to Section 11.3(b), the General

Partner may cause (i) any Unrealized Gain or Unrealized Loss attributable to Partnership property to be recognized as if there had been a sale of all such property immediately prior to such issuance in which event (ii) the Carrying Value of each Partnership property shall be adjusted as of the beginning of the next taxable period to be equal to such fair market value; provided that the General Partner shall cause Unrealized Gain or Unrealized Loss to be recognized and Carrying Values to be adjusted if doing so would cause Corrective Allocations to be made pursuant to Section 6.1(d)(xi). In determining such Unrealized Gain or Unrealized Loss, the aggregate cash amount and fair market value of all Partnership assets immediately prior to the issuance of additional Partnership Interests shall be determined by the General Partner using such reasonable method of valuation as it may adopt; provided, however, that the General Partner, in arriving at such valuation, must take fully into account the fair market value of the Partnership Interests of all Partners at such time. The General Partner shall allocate such aggregate value among the assets of the Partnership (in such manner as it determines in its discretion to be reasonable).

          (ii)  Immediately prior to any distribution to a Partner (other than a distribution of cash that is not in redemption or retirement of a Partnership Interest), the General Partner may cause (i) any Unrealized Gain or Unrealized Loss attributable to each Partnership property to be recognized as if there had been a sale of such property immediately prior to such distribution in which event (ii) the Carrying Value of each Partnership property shall be as of the beginning of the next taxable period equal to the fair market value thereof; provided that the General Partner shall cause Unrealized Gain or Unrealized Loss to be recognized and Carrying Values to be adjusted if doing so would permit Corrective Allocations to be made pursuant to Section 6.1(d)(xi). In determining such Unrealized Gain or Unrealized Loss the aggregate cash amount and fair market value of all Partnership assets immediately prior to a distribution shall (A) in the case of a distribution that is not made pursuant to Section 12.4 be determined and allocated in the same manner as that provided in Section 5.5(d)(i) or (B) in the case of a liquidating distribution pursuant to Section 12.4, be determined and allocated by the Liquidator using such reasonable method of valuation as it may adopt.

          (iii)  After any adjustment of Carrying Values pursuant to Section 5.5(d)(i) or 5.5(d)(ii), the General Partner shall determine the way, if any, in which such changes in Carrying Value shall affect the allocations for federal, state and local income tax purposes pursuant to Section 6.2 of the items of income, gain, loss, deduction and credit that are recognized by the Partnership for such purposes. Any such determination shall be entered in the records of the Partnership.

Section 5.6    Issuances of Additional Partnership Securities.

        (a)  Subject to Section 5.7, the Partnership may issue additional Partnership Securities and options, rights, warrants and appreciation rights relating to the Partnership Securities for any Partnership purpose at any time and from time to time to such Persons for such consideration and on such terms and conditions as shall be established by the General Partner in its sole discretion, all without the approval of any Limited Partners.

        (b)  Each additional Partnership Security authorized to be issued by the Partnership pursuant to Section 5.6(a) may be issued in one or more classes, or one or more series of any such classes, with such designations, preferences, rights, powers and duties (which may be senior to existing classes and series of Partnership Securities), as shall be fixed by the General Partner in the exercise of its sole discretion, including (i) the right to share Partnership profits and losses or items thereof; (ii) the right to share in Partnership distributions (the specification of which may include an amendment of Section 6.1); (iii) the rights upon dissolution and liquidation of the Partnership; (iv) whether, and the terms and conditions upon which, the Partnership may redeem the Partnership Security; (v) whether such Partnership Security is issued with the privilege of conversion or exchange and, if so, the terms and conditions of such conversion or exchange; (vi) the terms and conditions upon which each

Partnership Security will be issued, evidenced by certificates and assigned or transferred; (vii) the number of Units to which such Partnership Securities are equivalent for the purpose of determining Percentage Interest (and only for such purpose); and (viii) the right, if any, of each such Partnership Security to vote on Partnership matters, including matters relating to the relative rights, preferences and privileges of such Partnership Security.

        (c)  The General Partner is hereby authorized and directed to take all actions that it deems necessary or appropriate in connection with (i) each issuance of Partnership Securities and options, rights, warrants and appreciation rights relating to Partnership Securities pursuant to this Section 5.6, (ii) the conversion of the General Partner Interest or any Incentive Distribution Rights into Units pursuant to the terms of this Agreement, (iii) the admission of Additional Limited Partners and (iv) all additional issuances of Partnership Securities. The General Partner is further authorized and directed to specify the relative rights, powers and duties of the holders of the Units or other Partnership Securities being so issued. The General Partner shall do all things necessary to comply with the Delaware Act and is authorized and directed to do all things it deems to be necessary or advisable in connection with any future issuance of Partnership Securities or in connection with the conversion of the General Partner Interest or any Incentive Distribution Rights into Units pursuant to the terms of this Agreement, including compliance with any statute, rule, regulation or guideline of any federal, state or other governmental agency or any National Securities Exchange on which the Units or other Partnership Securities are listed for trading.

Section 5.7    Limitations on Issuance of Additional Partnership Securities.

        The issuance of Partnership Securities pursuant to Section 5.6 shall be subject to the following restrictions and limitations:

        (a)  During the Subordination Period, the Partnership shall not issue (and shall not issue any options, rights, warrants or appreciation rights relating to) an aggregate of more than 1,166,500 (plus an amount, if any, equal to one half of the number of Units issued pursuant to the Over-Allotment Option, if and to the extent exercised) additional Parity Units without the prior approval of the holders of a Unit Majority. In applying this limitation, there shall be excluded Common Units and other Parity Units issued (A) in connection with the exercise of the Over-Allotment Option, (B) in accordance with Sections 5.7(b), 5.7(c) and 5.7(d), (C) upon conversion of Subordinated Units pursuant to Section 5.8, (D) upon conversion of the General Partner Interest or any Incentive Distribution Rights pursuant to Section 11.3(b), (D) pursuant to the employee benefit plans of the General Partner, the Partnership or any other Group Member, (E) upon a conversion or exchange of Parity Units issued after the date hereof into Common Units or other Parity Units; provided that the total amount of Available Cash required to pay the aggregate Minimum Quarterly Distribution on all Common Units and all Parity Units does not increase as a result of this conversion or exchange and (F) in the event of a combination or subdivision of Common Units.

        (b)  The Partnership may also issue an unlimited number of Parity Units, prior to the end of the Subordination Period and without the prior approval of the Unitholders, if such issuance occurs (i) in connection with an Acquisition or a Capital Improvement or (ii) within 365 days of, and the net proceeds from such issuance are used to repay debt incurred in connection with, an Acquisition or a Capital Improvement, in each case where such Acquisition or Capital Improvement involves assets that, if acquired by the Partnership as of the date that is one year prior to the first day of the Quarter in which such Acquisition is to be consummated or such Capital Improvement is to be completed, would have resulted, on a pro forma basis, in an increase in:

            (A)  the amount of Adjusted Operating Surplus generated by the Partnership on a per-Unit basis (for all Outstanding Units) with respect to each of the four most recently completed Quarters (on a pro forma basis as described below) as compared to

            (B)  the actual amount of Adjusted Operating Surplus generated by the Partnership on a per-Unit basis (for all Outstanding Units) (excluding Adjusted Operating Surplus attributable to the Acquisition or Capital Improvement) with respect to each of such four most recently completed Quarters.

The General Partner's good faith determination that such an increase would have resulted shall be conclusive. If the issuance of Parity Units with respect to an Acquisition or Capital Improvement occurs within the first four full Quarters after the Closing Date, then Adjusted Operating Surplus as used in clauses (A) (subject to the succeeding sentence) and (B) above shall be calculated (i) for each Quarter, if any, that commenced after the Closing Date for which actual results of operations are available, based on the actual Adjusted Operating Surplus of the Partnership generated with respect to such Quarter, and (ii) for each other Quarter, on a pro forma basis consistent with the procedures, as applicable, set forth in Appendix D to the Registration Statement. Furthermore, the amount in clause (A) shall be determined on a pro forma basis assuming that (1) all of the Parity Units to be issued in connection with or within 365 days of such Acquisition or Capital Improvement had been issued and outstanding, (2) all indebtedness for borrowed money to be incurred or assumed in connection with such Acquisition or Capital Improvement (other than any such indebtedness that is to be repaid with the proceeds of such issuance of Parity Units) had been incurred or assumed, in each case as of the commencement of such four-Quarter period, (3) the personnel expenses that would have been incurred by the Partnership in the operation of the acquired assets are the personnel expenses for employees to be retained by the Partnership in the operation of the acquired assets, and (4) the non-personnel costs and expenses are computed on the same basis as those incurred by the Partnership in the operation of the Partnership's business at similarly situated Partnership facilities. For the purposes of this Section 5.7(b), the term "debt" shall be deemed to include indebtedness used to extend, refinance, renew, replace or defease debt originally incurred in connection with an Acquisition or Capital Improvement; provided, that, the amount of such extended, refinanced, renewed, replaced or defeased indebtedness does not exceed the principal sum of, plus accrued interest on, the indebtedness so extended, replaced renewed, replaced or defeased.

        (c)  The Partnership may also issue an unlimited number of Parity Units, prior to the end of the Subordination Period and without the approval of the Unitholders, if the proceeds from such issuance are used exclusively to repay indebtedness of a Group Member where the aggregate amount of distributions that would have been paid with respect to such newly issued Units, plus the related distributions on the General Partner Interest in the Partnership in respect of the four-Quarter period ending prior to the first day of the Quarter in which the issuance is to be consummated (assuming such additional Units had been Outstanding throughout such period and that distributions equal to the distributions that were actually paid on the Outstanding Units during the period were paid on such additional Units) would not have exceeded the interest costs actually incurred during such period on the indebtedness that is to be repaid (or, if such indebtedness was not outstanding throughout the entire period, would have been incurred had such indebtedness been outstanding for the entire period). In the event that the Partnership is required to pay a prepayment penalty in connection with the repayment of such indebtedness, for purposes of the foregoing test the number of Parity Units issued to repay such indebtedness shall be deemed increased by the number of Parity Units that would need to be issued to pay such penalty.

        (d)  During the Subordination Period, without the prior approval of the holders of a Unit Majority, the Partnership shall not issue any additional Partnership Securities (or options, rights, warrants or appreciation rights related thereto) (i) that are entitled in any Quarter to receive in respect of the Subordination Period any distribution of Available Cash from Operating Surplus before the Common Units and any Parity Units have received (or amounts have been set aside for payment of) the Minimum Quarterly Distribution and any Cumulative Common Unit Arrearage for such Quarter or (ii) that are entitled to allocations in respect of the Subordination Period of Net Termination Gain before the Common Units and any Parity Units have been allocated Net Termination Gain pursuant to Section 6.1(c)(i)(B).

        (e)  During the Subordination Period, without the prior approval of the Unitholders, the Partnership may issue additional Partnership Securities (or options, rights, warrants or appreciation rights related thereto) (i) that are not entitled in any Quarter during the Subordination Period to receive any distributions of Available Cash from Operating Surplus until after the Common Units and any Parity Units have received (or amounts have been set aside for payment of) the Minimum Quarterly Distribution and any Cumulative Common Unit Arrearage for such Quarter and (ii) that are not entitled to allocations in respect of the Subordination Period of Net Termination Gain before the Common Units and Parity Units have been allocated Net Termination Gain pursuant to Section 6.1(c)(i)(B), even if (A) the amount of Available Cash from Operating Surplus to which each such Partnership Security is entitled to receive after the Minimum Quarterly Distribution and any Cumulative Common Unit Arrearage have been paid or set aside for payment on the Common Units exceeds the Minimum Quarterly Distribution, (B) the amount of Net Termination Gain to be allocated to such Partnership Security after Net Termination Gain has been allocated to any Common Units and Parity Units pursuant to Section 6.1(c)(i)(B) exceeds the amount of such Net Termination Gain to be allocated to each Common Unit or Parity Unit or (C) the holders of such additional Partnership Securities have the right to require the Partnership or its Affiliates to repurchase such Partnership Securities at a discount, par or a premium.

        (f)    No fractional Units shall be issued by the Partnership.

Section 5.8    Conversion of Subordinated Units.

        (a)  A total of 1,166,500 of the Outstanding Subordinated Units will convert into Common Units on a one-for-one basis immediately after the distribution of Available Cash to Partners pursuant to Section 6.3(a) in respect of any Quarter ending on or after December 31, 2005, in respect of which:

            (i)  distributions under Section 6.4 in respect of all Outstanding Common Units and Subordinated Units and any other Outstanding Units that are senior or equal in right of distribution to the Subordinated Units with respect to each of the three consecutive, non-overlapping four-Quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all of the Outstanding Common Units and Subordinated Units and any other Outstanding Units that are senior or equal in right of distribution to the Subordinated Units during such periods;

          (ii)  the Adjusted Operating Surplus generated during each of the three consecutive, non-overlapping four-Quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all of the Common Units, Subordinated Units and any other Units that are senior or equal in right of distribution to the Subordinated Units that were Outstanding during such periods on a Fully Diluted Basis, plus the related distribution on the General Partner Interest in the Partnership, during such periods; and

          (iii)  the Cumulative Common Unit Arrearage on all of the Common Units is zero.

        (b)  An additional 1,166,500 of the Outstanding Subordinated Units will convert into Common Units on a one-for-one basis immediately after the distribution of Available Cash to Partners pursuant to Section 6.3(a) in respect of any Quarter ending on or after December 31, 2006, in respect of which:

            (i)  distributions under Section 6.4 in respect of all Outstanding Common Units and Subordinated Units and any other Outstanding Units that are senior or equal in right of distribution to the Subordinated Units with respect to each of the three consecutive, non-overlapping four-Quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all of the Outstanding Common Units and

  Subordinated Units and any other Outstanding Units that are senior or equal in right of distribution to the Subordinated Units during such periods;

          (ii)  the Adjusted Operating Surplus generated during each of the three consecutive, non-overlapping four-Quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all of the Common Units, Subordinated Units and any other Units that are senior or equal in right of distribution to the Subordinated Units that were Outstanding during such periods on a Fully Diluted Basis, plus the related distribution on the General Partner Interest during such periods; and

          (iii)  the Cumulative Common Unit Arrearage on all of the Common Units is zero;

provided, however, that the conversion of Subordinated Units pursuant to this Section 5.8(b) may not occur until at least one year following the conversion of Subordinated Units pursuant to Section 5.8(a).

        (c)  In the event that less than all of the Outstanding Subordinated Units shall convert into Common Units pursuant to Sections 5.8(a) or (b) at a time when there shall be more than one holder of Subordinated Units, then, unless all of the holders of Subordinated Units shall agree to a different allocation, the Subordinated Units that are to be converted into Common Units shall be allocated among the holders of Subordinated Units pro rata based on the number of Subordinated Units held by each such holder.

        (d)  Any Subordinated Units that are not converted into Common Units pursuant to Section 5.8(a) or (b) shall convert into Common Units on a one-for-one basis immediately after the distribution of Available Cash to Partners pursuant to Section 6.3(a) in respect of the final Quarter of the Subordination Period.

        (e)  Notwithstanding any other provision of this Agreement, all the then Outstanding Subordinated Units will automatically convert into Common Units on a one-for-one basis as set forth in, and pursuant to the terms of, Section 11.4.

        (f)    A Subordinated Unit that has converted into a Common Unit shall be subject to the provisions of Section 6.7(b).

Section 5.9    Limited Preemptive Right.

        Except as provided in this Section 5.9 and in Section 5.2, no Person shall have any preemptive, preferential or other similar right with respect to the issuance of any Partnership Security, whether unissued, held in the treasury or hereafter created. The General Partner shall have the right, which it may from time to time assign in whole or in part to any of its Affiliates, to purchase Partnership Securities from the Partnership whenever, and on the same terms that, the Partnership issues Partnership Securities to Persons other than the General Partner and its Affiliates, to the extent necessary to maintain the Percentage Interests of the General Partner and its Affiliates equal to that which existed immediately prior to the issuance of such Partnership Securities.

Section 5.10    Splits and Combinations.

        (a)  Subject to Sections 5.10(d), 6.6 and 6.9 (dealing with adjustments of distribution levels), the Partnership may make a Pro Rata distribution of Partnership Securities to all Record Holders or may effect a subdivision or combination of Partnership Securities so long as, after any such event, each Partner shall have the same Percentage Interest in the Partnership as before such event, and any amounts calculated on a per Unit basis (including any Common Unit Arrearage or Cumulative Common Unit Arrearage) or stated as a number of Units (including the number of Subordinated Units that may convert prior to the end of the Subordination Period and the number of additional Parity Units that may be issued pursuant to Section 5.7 without a Unitholder vote) are proportionately adjusted retroactive to the beginning of the Partnership.

        (b)  Whenever such a distribution, subdivision or combination of Partnership Securities is declared, the General Partner shall select a Record Date as of which the distribution, subdivision or combination shall be effective and shall send notice thereof at least 20 days prior to such Record Date to each Record Holder as of a date not less than 10 days prior to the date of such notice. The General Partner also may cause a firm of independent public accountants selected by it to calculate the number of Partnership Securities to be held by each Record Holder after giving effect to such distribution, subdivision or combination. The General Partner shall be entitled to rely on any certificate provided by such firm as conclusive evidence of the accuracy of such calculation.

        (c)  Promptly following any such distribution, subdivision or combination, the Partnership may issue Certificates to the Record Holders of Partnership Securities as of the applicable Record Date representing the new number of Partnership Securities held by such Record Holders, or the General Partner may adopt such other procedures as it may deem appropriate to reflect such changes. If any such combination results in a smaller total number of Partnership Securities Outstanding, the Partnership shall require, as a condition to the delivery to a Record Holder of such new Certificate, the surrender of any Certificate held by such Record Holder immediately prior to such Record Date.

        (d)  The Partnership shall not issue fractional Units upon any distribution, subdivision or combination of Units. If a distribution, subdivision or combination of Units would result in the issuance of fractional Units but for the provisions of Section 5.7(f) and this Section 5.10(d), each fractional Unit shall be rounded to the nearest whole Unit (and a 0.5 Unit shall be rounded to the next higher Unit).

Section 5.11    Fully Paid and Non-Assessable Nature of Limited Partner Interests.

        All Limited Partner Interests issued pursuant to, and in accordance with the requirements of, this Article V shall be fully paid and non-assessable Limited Partner Interests in the Partnership, except as such non-assessability may be affected by Section 17-607 of the Delaware Act.

ARTICLE VI

ALLOCATIONS AND DISTRIBUTIONS

Section 6.1    Allocations for Capital Account Purposes.

        For purposes of maintaining the balances of Capital Accounts, the Partnership's items of income, gain, loss and deduction for a taxable period of the Partnership (such items are computed in accordance with Section 5.5(b)) shall be allocated among the Partners first to the extent provided in Section 6.1(d) and then the balance of such items shall be aggregated into Net Income, Net Loss, Net Termination Gain and Net Termination Loss, as the case may be, which shall then be allocated as follows:

        (a)  Net Income.    Net Income for a taxable period of the Partnership shall be allocated as follows:

            (i)  First, 100% to the General Partner, until the aggregate Net Income allocated pursuant to this sentence for the current taxable period of the Partnership and all previous taxable periods of the Partnership is equal to the aggregate Net Loss allocated to the General Partner pursuant to Section 6.1(b)(ii) for all previous taxable periods of the Partnership.

          (ii)  Second, 2% to the General Partner, and 98% to the Unitholders, Pro Rata.

The items of income, gain, loss and deduction that are included in Net Income for a taxable period of the Partnership shall be allocated in the ratio in which Net Income for such taxable period is allocated.

        (b)  Net Loss.    Net Loss for a taxable period of the Partnership shall be allocated as follows:

            (i)  First, 2% to the General Partner, and 98% to the Unitholders, Pro Rata; provided, that Net Loss shall not be allocated pursuant to this sentence to the extent that such allocation would cause any Unitholder to have a deficit balance in its Adjusted Capital Account at the end of such taxable period of the Partnership (or increase any existing deficit balance in its Adjusted Capital Account). The limitation on the allocation of Net Loss that is contained in the preceding sentence is a Required Allocation for purposes of the allocation of Curative Allocations in Section 6.1(d).

          (ii)  Second, the balance, if any, 100% to the General Partner.

The items of income, gain, loss and deduction that are included in Net Loss for a taxable period of the Partnership shall be allocated in the ratio in which Net Loss for such taxable period is allocated.

        (c)  Net Termination Gains and Losses.    Allocations under this Section 6.1(c) shall be made after Capital Account balances have been adjusted by all other allocations provided under this Section 6.1 for the current and prior taxable periods of the Partnership and for distributions that have been made pursuant to Sections 6.4 and 6.5 but not for distributions made pursuant to Section 12.4.

            (i)  Net Termination Gain for a taxable period of the Partnership shall be allocated among the Partners in the following manner and the Capital Accounts of the Partners shall be increased by the amount so allocated in each subclause, before an allocation is made pursuant to the next subclause:

            (A)  First, to each Partner having a deficit balance in its Capital Account, in proportion to such deficit balances until each Partner has been allocated Net Termination Gain equal to any such deficit balance;

            (B)  Second, 98% to all Unitholders holding Common Units, Pro Rata, and 2% to the General Partner, until the Capital Account in respect of each Common Unit then Outstanding is equal to the sum of (1) its Unrecovered Capital at the time plus (2) the Minimum Quarterly Distribution for the Quarter during which the Liquidation Date occurs, reduced by any distribution pursuant to Section 6.4(a)(i) or (b)(i) with respect to such Common Unit for such Quarter (the amount determined pursuant to this clause (2) is hereinafter defined as the "Unpaid MQD") plus (3) any then existing Cumulative Common Unit Arrearage;

            (C)  Third, if such Net Termination Gain is recognized prior to the expiration of the Subordination Period, 98% to all Unitholders holding Subordinated Units, Pro Rata, and 2% to the General Partner, until the Capital Account in respect of each Subordinated Unit then Outstanding equals the sum of (1) its Unrecovered Capital at the time plus (2) the Minimum Quarterly Distribution for the Quarter during which the Liquidation Date occurs, reduced by any distribution pursuant to Section 6.4(a)(iii) with respect to such Subordinated Unit for such Quarter;

            (D)  Fourth, 85% to all Unitholders, Pro Rata, 13% to the holders of the Incentive Distribution Rights, Pro Rata, and 2% to the General Partner, until the Capital Account in respect of each Common Unit then Outstanding is equal to the sum of (1) its Unrecovered Capital, plus (2) the Unpaid MQD, plus (3) any then existing Cumulative Common Unit Arrearage, plus (4) the excess of (aa) the First Target Distribution less the Minimum Quarterly Distribution for each Quarter of the Partnership's existence over (bb) the cumulative per Unit amount of any distributions of Available Cash that is deemed to be Operating Surplus made pursuant to Sections 6.4(a)(iv) and 6.4(b)(ii) (the sum of (1) plus (2) plus (3) plus (4) is hereinafter defined as the "First Liquidation Target Amount");

            (E)  Fifth, 75% to all Unitholders, Pro Rata, 23% to the holders of the Incentive Distribution Rights, Pro Rata, and 2% to the General Partner, until the Capital Account in respect of each Common Unit then Outstanding is equal to the sum of (1) the First Liquidation Target Amount, plus (2) the excess of (aa) the Second Target Distribution less the First Target Distribution for each Quarter of the Partnership's existence over (bb) the cumulative per Unit amount of any distributions of Available Cash that is deemed to be Operating Surplus made pursuant to Sections 6.4(a)(v) and 6.4(b)(iii) (the sum of (1) plus (2) is hereinafter defined as the "Second Liquidation Target Amount"); and

            (F)  Finally, any remaining amount 50% to all Unitholders, Pro Rata, 48% to the holders of the Incentive Distribution Rights, Pro Rata, and 2% to the General Partner.

        (ii)  Any Net Termination Loss for a taxable period of the Partnership shall be allocated first as provided in Section 6.1(d)(xi) (with respect to Corrective Allocations) and shall be allocated second among the Partners in the following manner:

            (A)  First, if such Net Termination Loss is recognized (or is deemed to be recognized) prior to the conversion of the last Outstanding Subordinated Unit, 98% to the Unitholders holding Subordinated Units, Pro Rata, and 2% to the General Partner, until the Capital Account in respect of each Subordinated Unit then Outstanding has been reduced to zero. The limitation on the allocation of Net Termination Loss that is contained in the preceding sentence is a Required Allocation for purposes of the allocation of Curative Allocations in Section 6.1(d).

            (B)  Second, 98% to all Unitholders holding Common Units, Pro Rata, and 2% to the General Partner, until the Capital Account in respect of each Common Unit then Outstanding has been reduced to zero. The limitation on the allocation of Net Termination Loss that is contained in the preceding sentence is a Required Allocation for purposes of the allocation of Curative Allocations in Section 6.1(d).

            (C)  Third, the balance, if any, 100% to the General Partner.

The items of income, gain, loss and deduction that are included in Net Termination Gain or Net Termination Loss for a taxable period of the Partnership shall be allocated in the ratio in which Net Termination Gain or Net Termination Loss for such taxable period is allocated.

        (d)  Special Allocations.    Prior to making any allocation pursuant to another portion of this Section 6.1 for a taxable period of the Partnership, the following allocations shall be made in the order stated:

          (i)    Partnership Minimum Gain Chargeback.    If there is a net decrease in Partnership Minimum Gain during the taxable period of the Partnership, each Partner shall be allocated items of Partnership income and gain for such taxable period (and, if necessary, subsequent taxable periods of the Partnership) in the manner and amounts provided in Treasury Regulation Sections 1.704-2(f) or any successor provision. This Section 6.1(d)(i) is intended to comply with the Partnership Minimum Gain chargeback requirement in Treasury Regulation Section 1.704-2(f) and shall be interpreted consistently therewith. The allocations in this portion of Section 6.1(d) are a Required Allocation for purposes of the allocation of Curative Allocations in Section 6.1(d).

          (ii)  Partner Nonrecourse Debt Minimum Gain Chargeback.    If there is a net decrease in Partner Nonrecourse Debt Minimum Gain during any taxable period of the Partnership, any Partner with a share of Partner Nonrecourse Debt Minimum Gain at the beginning of such taxable period shall be allocated items of Partnership income and gain for such taxable period (and, if necessary, subsequent taxable periods of the Partnership) in the manner and amounts provided in Treasury Regulation Section 1.704-2(i)(4) or any successor provision. This Section 6.1(d)(ii) is intended to comply with the Partner Nonrecourse Debt Minimum Gain chargeback of items of income and gain requirement in Treasury Regulation Section 1.704-2(i)(4) and shall be interpreted consistently therewith. The allocations in this portion of Section 6.1(d) are a Required Allocation for purposes of the allocation of Curative Allocations in Section 6.1(d).

          (iii)  Priority Allocations.

            (A)  First, if the amount of cash or the Net Agreed Value of any property distributed (except cash or property distributed pursuant to Section 12.4) to any Unitholder with respect to its Units during any taxable period of the Partnership is greater on a per Unit basis than the amount of cash or the Net Agreed Value of property distributed to the other Unitholders with respect to their Units on a per Unit basis in such taxable period, then (1) there shall be allocated income and gain to each Unitholder receiving such greater distribution until the amount so allocated for the current taxable period and all previous taxable periods pursuant to this clause (1) is equal to (x) the amount by which the distribution on a per Unit basis to such Unitholder exceeds the distribution on a per Unit basis to the Unitholders receiving the smallest distribution multiplied by (y) the number of Units in respect of which such greater distribution was made and (2) the General Partner shall be allocated income and gain in an aggregate amount equal to 2/98ths of the sum of the amounts allocated in clause (1) above.

            (B)  Second, income and gain for the taxable period shall be allocated (1) to the General Partner until the aggregate amount so allocated pursuant to this sentence for the current taxable period and all previous taxable periods is equal to the amount that has been distributed to the General Partner Interest that is in excess of 2/98ths of the amount that has been distributed to the holders of Units and (2) 100% to the holders of Incentive Distribution Rights, Pro Rata, until the aggregate amount so allocated pursuant to this sentence for the current taxable period and all previous taxable periods is equal to the cumulative amount of all Incentive Distributions, in each case, from the Closing Date to a date 45 days after the end of the current taxable period. Any partial distribution pursuant to this Section 6.1(d)(iii)(B) shall be divided between the General Partner and the holders of Incentive Distribution Rights in proportion to their rights to the total distribution that could then be made.

          (iv)  Qualified Income Offset.    In the event any Partner unexpectedly receives any adjustment, allocation or distribution described in Treasury Regulation Sections 1.704-1(b)(2)(ii)(d)(4), (5), or (6), items of income and gain shall be allocated to such Partner in an amount and manner sufficient to eliminate, to the extent required by the Treasury Regulations promulgated under Section 704(b) of the Code, the deficit balance, if any, in its Adjusted Capital Account created by such adjustment, allocation or distribution as quickly as possible. The allocations in this portion of Section 6.1(d) are a Required Allocation for purposes of the allocation of Curative Allocations in Section 6.1(d).

          (v)  Gross Income Allocations.    In the event any Partner has a deficit balance in its Capital Account at the end of any taxable period of the Partnership in excess of the sum of (A) the amount such Partner is required to restore pursuant to the provisions of this Agreement and (B) the amount such Partner is deemed obligated to restore pursuant to Treasury Regulation Sections 1.704-2(g) and 1.704-2(i)(5), such Partner shall be allocated items of income and gain in the amount of such excess; provided, that an allocation pursuant to this Section 6.1(d)(v) shall be made only if and to the extent that such Partner would have a deficit balance in its Capital Account as adjusted after all other allocations provided for in this Section 6.1 have been tentatively made as if this Section 6.1(d)(v) were not in this Agreement. The allocations in this portion of Section 6.1(d) are a Required Allocation for purposes of the allocation of Curative Allocations in Section 6.1(d).

          (vi)  Nonrecourse Deductions.    Nonrecourse Deductions for the taxable period shall be allocated to the Partners in accordance with their respective Percentage Interests. If the General Partner determines in good faith that the Partnership's Nonrecourse Deductions must be allocated in a different ratio to satisfy the safe harbor requirements of the Treasury Regulations promulgated under Section 704(b) of the Code, the General Partner may, upon notice to the other Partners, revise the prescribed ratio in order to satisfy such safe harbor requirements. The allocations in this portion of Section 6.1(d) are a Required Allocation for purposes of the allocation of Curative Allocations in Section 6.1(d).

          (vii) Partner Nonrecourse Deductions.    Partner Nonrecourse Deductions for the taxable period shall be allocated 100% to the Partner that bears the Economic Risk of Loss with respect to the Partner Nonrecourse Debt to which such Partner Nonrecourse Deductions are attributable in accordance with Treasury Regulation Section 1.704-2(i). If more than one Partner bears the Economic Risk of Loss with respect to a Partner Nonrecourse Debt, such Partner Nonrecourse Deductions attributable thereto shall be allocated among such Partners in accordance with the manner in which they share such Economic Risk of Loss. The allocations in this portion of Section 6.1(d) are a Required Allocation for purposes of the allocation of Curative Allocations in Section 6.1(d).

          (viii)  Nonrecourse Liabilities.    The portion of the Nonrecourse Liabilities of the Partnership that are allocable pursuant to Treasury Regulation Section 1.752-3(a)(3) shall be allocated among the Partners in accordance with their Percentage Interests. The allocations of Nonrecourse Liabilities that may be made as provided in Treas. Reg. § 1.752-3(a)(2) are to be made as determined by the General Partner in its sole discretion.

          (ix)  Economic Uniformity.    At the election of the General Partner with respect to any taxable period of the Partnership ending upon, or after, the termination of the Subordination Period, all or a portion of the remaining items of income and gain for such taxable period shall be allocated 100% to Partners holding Subordinated Units that are Outstanding as of the termination of the Subordination Period ("Final Subordinated Units") in the proportion of the number of Final

  Subordinated Units held by such Partners, until each such Partner has been allocated the amount which increases the Capital Account of each Final Subordinated Unit to the Per Unit Capital Amount for a Common Unit.

          (x)  Curative Allocation.

            (A)  Allocations are to be made pursuant to this Section 6.1(d)(x)(A) so that the net amount of items of income, gain, loss and deduction allocated to each Partner pursuant to Section 6.1 (including allocations made pursuant to this Section 6.1(d)(x)) is equal to the net amount of such items that would have been allocated to each such Partner under this Section 6.1 if the Required Allocations had not been included in this Section 6.1; provided that Required Allocations relating to (1) Nonrecourse Deductions shall not be taken into account for purposes of this sentence except to the extent that there has been a decrease in Partnership Minimum Gain and (2) Partner Nonrecourse Deductions shall not be taken into account for purposes of this sentence except to the extent that there has been a decrease in Partner Nonrecourse Debt Minimum Gain and shall then in either case be taken into account only to the extent the General Partner reasonably determines that such allocations are not likely to be offset by subsequent Required Allocations.

            (B)  The General Partner shall have reasonable discretion, with respect to each taxable period of the Partnership, to (1) apply the provisions of Section 6.1(d)(x)(A) in whatever order is most likely to minimize the economic distortions that might otherwise result from the Required Allocations and (2) divide all allocations pursuant to Section 6.1(d)(x)(A) among the Partners in a manner that is likely to minimize such economic distortions.

            (C)  For purposes of identifying the Agreed Allocations, the provisions of this Section 6.1(d)(x) are a Required Allocation.

          (xi)  Corrective Allocations.

            (A)  Upon the occurrence of a Book-Down Event (the "Current Book-Down Event") after one or more Book-Up Events has occurred, the General Partner shall determine for each Partner the difference (the "Net Effect for the Partner") between

              (1)  the amount that would be the balance of the Capital Account of such Partner pursuant to this Agreement after the Current Book-Down Event taking into account the provisions of this Agreement other than this Section 6.1(d)(xi)(A) as to the effect of the Current Book-Down Event and

              (2)  the amount that would be the balance of the Capital Account of the Partner if the increases and decreases in Carrying Values that occurred in earlier Book-Up Events and Book-Down Events had been reduced or eliminated (doing so in inverse order) so that the Current Book-Down Event would not have generated a change in the aggregate Carrying Value of the Partnership's assets.

    Thereafter, the items of income, gain, loss and deduction that the Partnership recognizes (whether in the Current Book-Down Event or otherwise) shall be allocated first among the Partners so that to the greatest extent possible the Net Effect for each Partner is eliminated, and the balance of such items shall then be allocated as otherwise provided in this Section 6.1.

            (B)  Any Net Termination Loss that is recognized and so characterized without regard to this Section 6.1(d)(xi)(B), shall be allocated among the Partners so as to reverse first the allocations of any Net Termination Gain that was recognized in a prior taxable period to the extent thereof and to reverse second the effect of any Book-Up Event that has not theretofore been eliminated pursuant to Section 6.1(d)(xi)(A). Any balance of the Net Termination Loss shall then be allocated as provided in Section 6.1(c)(ii).

            (C)  The purpose of this Section 6.1(d)(xi) is to prevent a Partner from being adversely affected by the occurrence of a Book-Up Event and its later reversal by a Book-Down Event or by a Net Termination Gain and its later reversal by a Net Termination Loss. Any application of this Section 6.1(d)(xi) that is made in good faith by the General Partner shall be conclusive.

The items of income, gain, loss and deduction that are included in an aggregate that is allocated pursuant to a provision of this Section 6.1(d) for a taxable period of the Partnership shall be allocated in the ratio that such aggregate was allocated.

        (e)  The provisions of this Section 6.1(e) shall apply notwithstanding anything in this Agreement to the contrary. Any Net Loss of the Partnership for a taxable period that ends in 2002 shall be allocated to the General Partner and any Net Income of the Partnership for a taxable period that begins after 2002 that would otherwise be allocated pursuant to Section 6.1(a) or (c) shall instead be allocated to the General Partner until the amount of Net Income that is so allocated to the General Partner is equal to the amount of Net Loss that is allocated to the General Partner pursuant to this sentence. In addition, any Net Income of the Partnership for a taxable period that ends in 2002 shall be allocated to the General Partner and reasonably promptly after the amount of such Net Income is determined, the Partnership shall distribute to the General Partner cash in an amount that is equal to the amount of Net Income that was allocated to the General Partner pursuant to this sentence.

Section 6.2    Allocations for Tax Purposes.

        (a)  Except as otherwise provided in this Section 6.2, each item of income, gain, loss and deduction that is recognized by the Partnership for federal income tax purposes shall be allocated among the Partners with reference to the allocations of the corresponding items pursuant to Section 6.1.

        (b)  The Partnership shall make the allocations that are required by Section 704(c) of the Code with respect to the difference between the fair market value and adjusted basis for federal income tax purposes of any asset that the Partnership holds on the Closing Date using remedial allocations within the meaning of Treasury Regulation Section 1.704-3(d) and in respect of the difference between fair market value and adjusted tax basis of such assets the Partnership shall use the recovery periods and depreciation methods that are used in the calculations that are identified in the records of the Partnership as the basis of the estimates that are reported in the "Material Tax Consequences—Tax Consequences of Unit Ownership—Ratio of taxable income to distributions" section of the prospectus that is part of the Registration Statement except as may be provided in the Contribution Agreements. The Partnership shall, at any other time that it acquires property with respect to which it must make allocations for federal income tax purposes pursuant to Section 704(c) of the Code, make such allocations using remedial allocations within the meaning of Treasury Regulation Section 1.704-3(d) or any other method selected by the General Partner in its sole discretion. The Partnership shall make any "reverse section 704(c) allocations", within the meaning of Treasury Regulation Section 1.704-3(a)(6), that may be made upon an adjustment in Carrying Values pursuant to Section 5.5(d) or at any other time that the General Partner determines in its sole discretion that the Partnership should make "reverse section 704(c) allocations" as "remedial allocations" as set out in Treasury Regulation Section 1.704-3(d) or under any other method that the General Partner determines in its sole discretion that the Partnership should use. The General Partner may cause the Partnership to make agreements as to the manner in which Section 704(c) allocations shall be made upon the acquisition by the Partnership of property in exchange for a Partnership Interest or reverse Section 704(c) allocations shall be made with respect to the assets of the Partnership upon the issuance by the Partnership of a Partnership Interest.

        (c)  For the proper administration of the Partnership and to facilitate the calculation of the items of income, gain, loss and deduction that are allocated to the Partners for federal, state or local income tax purposes and to take into account the effect of the Section 754 election that the Partnership is to make, the General Partner shall have sole discretion (i) to adopt such conventions as it deems appropriate in determining the amount of depreciation, amortization and cost recovery deductions; (ii) to make special allocations for federal income tax purposes of income (including, without limitation, gross income) or deductions; and (iii) to amend the provisions of this Agreement as appropriate (x) to reflect the proposal or promulgation of Treasury Regulations under Section 704(b) or Section 704(c) of the Code or (y) otherwise to preserve or achieve uniformity of the Limited Partner Interests (or any class or classes thereof) or to facilitate the calculation of such adjustments that are required by the Section 754 election from the information that is known by the Partnership, such as the date of the purchase of a Limited Partner Interest and the amount that is paid therefor.

        (d)  The General Partner in its discretion may determine to depreciate or amortize the portion of an adjustment under Section 743(b) of the Code that is attributable to unrealized appreciation in any Partnership property (to the extent of the unamortized difference between Carrying Value and adjusted basis for federal income tax purposes or if more than one adjustment to Carrying Value has been made to the extent of any unamortized increment between Carrying Value and the immediately prior Carrying Value) using a predetermined rate derived from the depreciation or amortization method and useful life applied to the Partnership's common basis of such property. If the General Partner determines that such reporting position cannot reasonably be taken, the General Partner may adopt depreciation and amortization conventions under which all purchasers acquiring Limited Partner Interests in the same month would receive depreciation and amortization deductions, based upon the same applicable rate as if they had purchased a direct interest in the Partnership's property. If the General Partner chooses not to utilize such aggregate method, the General Partner may use any other depreciation and amortization conventions that it determines are appropriate.

        (e)  Any gain allocated to a Partner upon the sale or other taxable disposition of any Partnership asset shall, to the extent possible be characterized as Recapture Income to the same extent as such Partner (or its predecessor in interest) has been allocated any deductions directly or indirectly giving rise to the treatment of such gains as Recapture Income.

        (f)    All items of income, gain, loss, deduction and credit recognized by the Partnership for federal income tax purposes and allocated to the Partners in accordance with the provisions hereof shall be determined without regard to any election under Section 754 of the Code which may be made by the Partnership; provided, however, that such allocations, once made, shall be adjusted as necessary or appropriate to take into account those adjustments permitted or required by Sections 734 and 743 of the Code.

        (g)  Each item of Partnership income, gain, loss and deduction that is allocated to a Partner Interest that is transferred during a calendar year shall for federal income tax purposes, be determined on an annual basis and prorated on a monthly basis and shall be allocated to the Partners as of the opening of the New York Stock Exchange on the first Business Day of each month; provided, however, that (i) such items for the period beginning on the Closing Date and ending on the last day of the month in which the expiration of the Over-Allotment Option occurs shall be allocated to the Partners as of the opening of the New York Stock Exchange on the first Business Day of the next succeeding month; and provided, further, that gain or loss on a sale or other disposition of any assets of the Partnership or any other extraordinary item of income or loss realized and recognized other than in the ordinary course of business, as determined by the General Partner in its sole discretion, shall be allocated to the Partners as of the opening of the New York Stock Exchange on the first Business Day of the month in which such gain or loss is recognized for federal income tax purposes. The General Partner may revise, alter or otherwise modify such methods of allocation as it determines necessary or appropriate in its sole discretion, to the extent permitted or required by Section 706 of the Code and the regulations or rulings promulgated thereunder.

Section 6.3    Requirement and Characterization of Distributions; Distributions to Record Holders.

        (a)  Within 45 days following the end of each Quarter commencing with the Quarter ending on March 31, 2003, an amount equal to 100% of Available Cash with respect to such Quarter shall, subject to Section 17-607 of the Delaware Act, be distributed in accordance with this Article VI by the Partnership to the Partners as of the Record Date selected by the General Partner in its reasonable discretion. All amounts of Available Cash distributed by the Partnership on any date from any source shall be deemed to be Operating Surplus until the sum of all amounts of Available Cash theretofore distributed by the Partnership to the Partners pursuant to Section 6.4 equals the Operating Surplus from the Closing Date through the close of the immediately preceding Quarter. Any remaining amounts of Available Cash distributed by the Partnership on such date shall, except as otherwise provided in Section 6.5, be deemed to be "Capital Surplus." All distributions required to be made under this Agreement shall be made subject to Section 17-607 of the Delaware Act.

        (b)  Notwithstanding Section 6.3(a), in the event of the dissolution and liquidation of the Partnership, all receipts received during or after the Quarter in which the Liquidation Date occurs, other than from borrowings described in (a)(ii) of the definition of Available Cash, shall be applied and distributed solely in accordance with, and subject to the terms and conditions of, Section 12.4.

        (c)  The General Partner shall have the discretion to treat taxes paid by the Partnership on behalf of, or amounts withheld with respect to, all or less than all of the Partners, as a distribution of Available Cash to such Partners.

        (d)  Each distribution in respect of a Partnership Interest shall be paid by the Partnership, directly or through the Transfer Agent or through any other Person or agent, only to the Record Holder of such Partnership Interest as of the Record Date set for such distribution. Such payment shall constitute full payment and satisfaction of the Partnership's liability in respect of such payment, regardless of any claim of any Person who may have an interest in such payment by reason of an assignment or otherwise.

Section 6.4    Distributions of Available Cash from Operating Surplus.

        (a)  During Subordination Period.    Available Cash with respect to any Quarter within the Subordination Period that is deemed to be Operating Surplus pursuant to the provisions of Section 6.3 or 6.5 shall, subject to Section 17-607 of the Delaware Act, be distributed as follows, except as otherwise required by Section 5.6(b) in respect of additional Partnership Securities issued pursuant thereto:

            (i)  First, 98% to the Unitholders holding Common Units, Pro Rata, and 2% to the General Partner, until there has been distributed in respect of each Common Unit then Outstanding an amount equal to the Minimum Quarterly Distribution for such Quarter;

          (ii)  Second, 98% to the Unitholders holding Common Units, Pro Rata, and 2% to the General Partner, until there has been distributed in respect of each Common Unit then Outstanding an amount equal to the Cumulative Common Unit Arrearage existing with respect to such Quarter;

          (iii)  Third, 98% to the Unitholders holding Subordinated Units, Pro Rata, and 2% to the General Partner, until there has been distributed in respect of each Subordinated Unit then Outstanding an amount equal to the Minimum Quarterly Distribution for such Quarter;

          (iv)  Fourth, 85% to all Unitholders, Pro Rata, 13% to the holders of the Incentive Distribution Rights, Pro Rata, and 2% to the General Partner, until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the First Target Distribution over the Minimum Quarterly Distribution for such Quarter;

          (v)  Fifth, 75% to all Unitholders, Pro Rata, 23% to the holders of the Incentive Distribution Rights, Pro Rata, and 2% to the General Partner, until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the Second Target Distribution over the First Target Distribution for such Quarter; and

          (vi)  Thereafter, 50% to all Unitholders, Pro Rata, 48% to the holders of the Incentive Distribution Rights, Pro Rata, and 2% to the General Partner;

provided, however, if the Minimum Quarterly Distribution, the First Target Distribution and the Second Target Distribution have been reduced to zero pursuant to the second sentence of Section 6.6(a), the distribution of Available Cash that is deemed to be Operating Surplus with respect to any Quarter will be made solely in accordance with Section 6.4(a)(vi).

        (b)  After Subordination Period.    Available Cash with respect to any Quarter after the Subordination Period that is deemed to be Operating Surplus pursuant to the provisions of Section 6.3 or 6.5, subject to Section 17-607 of the Delaware Act, shall be distributed as follows, except as otherwise required by Section 5.6(b) in respect of additional Partnership Securities issued pursuant thereto:

            (i)  First, 98% to all Unitholders, Pro Rata, and 2% to the General Partner, until there has been distributed in respect of each Unit then Outstanding an amount equal to the Minimum Quarterly Distribution for such Quarter;

          (ii)  Second, 85% to all Unitholders, Pro Rata, 13% to the holders of the Incentive Distribution Rights, Pro Rata, and 2% to the General Partner, until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the First Target Distribution over the Minimum Quarterly Distribution for such Quarter;

          (iii)  Third, 75% to all Unitholders, Pro Rata, 23% to the holders of the Incentive Distribution Rights, Pro Rata, and 2% to the General Partner, until there has been distributed in respect of each Unit then Outstanding an amount equal to the excess of the Second Target Distribution over the First Target Distribution for such Quarter; and

          (iv)  Thereafter, 50% to all Unitholders, Pro Rata, 48% to the holders of the Incentive Distribution Rights, Pro Rata, and 2% to the General Partner;

provided, however, if the Minimum Quarterly Distribution, the First Target Distribution and the Second Target Distribution have been reduced to zero pursuant to the second sentence of Section 6.6(a), the distribution of Available Cash that is deemed to be Operating Surplus with respect to any Quarter will be made solely in accordance with Section 6.4(b)(iv).

Section 6.5    Distributions of Available Cash from Capital Surplus.

        Available Cash that is deemed to be Capital Surplus pursuant to the provisions of Section 6.3(a) shall, subject to Section 17-607 of the Delaware Act, be distributed, unless the provisions of Section 6.3 require otherwise, 98% to all Unitholders, Pro Rata, and 2% to the General Partner, until a hypothetical holder of a Common Unit acquired on the Closing Date has received with respect to such Common Unit, during the period since the Closing Date through such date, distributions of Available Cash that are deemed to be Capital Surplus in an aggregate amount equal to the Initial Unit Price. Available Cash that is deemed to be Capital Surplus shall then be distributed 98% to all Unitholders holding Common Units, Pro Rata, and 2% to the General Partner, until there has been distributed in respect of each Common Unit then Outstanding an amount equal to the Cumulative Common Unit Arrearage. Thereafter, all Available Cash shall be distributed as if it were Operating Surplus and shall be distributed in accordance with Section 6.4.

Section 6.6    Adjustment of Minimum Quarterly Distribution and Target Distribution Levels.

        (a)  The Minimum Quarterly Distribution, First Target Distribution, Second Target Distribution, Common Unit Arrearages and Cumulative Common Unit Arrearages shall be proportionately adjusted in the event of any distribution, combination or subdivision (whether effected by a distribution payable in Units or otherwise) of Units or other Partnership Securities in accordance with Section 5.10. In the event of a distribution of Available Cash that is deemed to be from Capital Surplus, the then applicable Minimum Quarterly Distribution, First Target Distribution and Second Target Distribution, shall be adjusted proportionately downward to equal the product obtained by multiplying the otherwise applicable Minimum Quarterly Distribution, First Target Distribution and Second Target Distribution, as the case may be, by a fraction of which the numerator is the Unrecovered Capital of the Common Units immediately after giving effect to such distribution and of which the denominator is the Unrecovered Capital of the Common Units immediately prior to giving effect to such distribution.

        (b)  The Minimum Quarterly Distribution, First Target Distribution and Second Target Distribution shall also be subject to adjustment pursuant to Section 6.9.

Section 6.7    Special Provisions Relating to the Holders of Subordinated Units.

        (a)  Except with respect to the right to vote on or approve matters requiring the vote or approval of a percentage of the holders of Outstanding Common Units and the right to participate in allocations of income, gain, loss and deduction and distributions made with respect to Common Units, the holder of a Subordinated Unit shall have all of the rights and obligations of a Unitholder holding Common Units hereunder; provided, however, that immediately upon the conversion of Subordinated Units into Common Units pursuant to Section 5.8, the Unitholder holding a Subordinated Unit shall possess all of the rights and obligations of a Unitholder holding Common Units hereunder, including the right to vote as a Common Unitholder and the right to participate in allocations of income, gain, loss and deduction and distributions made with respect to Common Units; provided, however, that such converted Subordinated Units shall remain subject to the provisions of Sections 5.5(c)(ii), 6.1(d)(ix) and 6.7(b).

        (b)  The Unitholder holding a Subordinated Unit which has converted into a Common Unit pursuant to Section 5.8 shall not be issued a Common Unit Certificate pursuant to Section 4.1, and shall not be permitted to transfer its converted Subordinated Units to a Person which is not an Affiliate of the holder until such time as the General Partner determines, based on advice of counsel, that a converted Subordinated Unit should have, as a substantive matter, like intrinsic economic and federal income tax characteristics, in all material respects, to the intrinsic economic and federal income tax characteristics of an Initial Common Unit; provided, however, that the comparison of such federal income tax characteristics shall be made by comparing the federal income tax characteristics of an Initial Common Unit and the converted Subordinated Unit in the hands of a purchaser for cash of such converted Subordinated Unit for its fair market value. In connection with the condition imposed by this Section 6.7(b), the General Partner may take whatever reasonable steps are required to provide economic uniformity to the converted Subordinated Units in preparation for a transfer of such converted Subordinated Units, including the application of Sections 5.5(c)(ii) and 6.1(d)(ix); provided, however, that no such steps may be taken that would have a material adverse effect on the Unitholders holding Common Units represented by Common Unit Certificates.

Section 6.8    Special Provisions Relating to the Holders of Incentive Distribution Rights.

        Notwithstanding anything to the contrary set forth in this Agreement, the holders of the Incentive Distribution Rights (a) shall (i) possess the rights and obligations provided in this Agreement with respect to a Limited Partner pursuant to Articles III and VII and (ii) have a Capital Account as a Partner pursuant to Section 5.5 and all other provisions related thereto and (b) shall not (i) be entitled to vote on any matters requiring the approval or vote of the holders of Outstanding Units, (ii) be entitled to any distributions other than as provided in Sections 6.4(a)(iv), (v) and (vi), 6.4(b)(ii), (iii) and (iv), and 12.4 or (iii) be allocated items of income, gain, loss or deduction other than as specified in this Article VI.

Section 6.9    Entity-Level Taxation.

        If legislation is enacted or the interpretation of existing language is modified by the relevant governmental authority which causes a Group Member to be treated as an association taxable as a corporation or otherwise subjects a Group Member to entity-level taxation for federal, state or local income tax purposes, the then applicable Minimum Quarterly Distribution, First Target Distribution and Second Target Distribution shall be adjusted to equal the product obtained by multiplying (a) the amount thereof by (b) one minus the sum of (i) the highest marginal federal corporate (or other entity, as applicable) income tax rate of the Group Member for the taxable year of the Group Member in which such Quarter occurs (expressed as a percentage) plus (ii) the effective overall state and local income tax rate (expressed as a percentage) applicable to the Group Member for the calendar year next preceding the calendar year in which such Quarter occurs (after taking into account the benefit of any deduction allowable for federal income tax purposes with respect to the payment of state and local income taxes), but only to the extent of the increase in such rates resulting from such legislation or interpretation. Such effective overall state and local income tax rate shall be determined for the taxable year next preceding the first taxable year during which the Group Member is taxable for federal income tax purposes as an association taxable as a corporation or is otherwise subject to entity-level taxation by determining such rate as if the Group Member had been subject to such state and local taxes during such preceding taxable year.

ARTICLE VII

MANAGEMENT AND OPERATION OF BUSINESS

Section 7.1    Management.

        (a)  The General Partner shall conduct, direct and manage all activities of the Partnership. Except as otherwise expressly provided in this Agreement, all management powers over the business and affairs of the Partnership shall be exclusively vested in the General Partner, and no Limited Partner or Assignee shall have any management power over the business and affairs of the Partnership. In addition to the powers now or hereafter granted a general partner of a limited partnership under applicable law or which are granted to the General Partner under any other provision of this Agreement, the General Partner, subject to Section 7.3, shall have full power and authority to do all things and on such terms as it, in its sole discretion, may deem necessary or appropriate to conduct the business of the Partnership, to exercise all powers set forth in Section 2.5 and to effectuate the purposes set forth in Section 2.4, including the following:

            (i)  the making of any expenditures, the lending or borrowing of money, the assumption or guarantee of, or other contracting for, indebtedness and other liabilities, the issuance of evidences of indebtedness, including indebtedness that is convertible into Partnership Securities, and the incurring of any other obligations;

          (ii)  the making of tax, regulatory and other filings, or rendering of periodic or other reports to governmental or other agencies having jurisdiction over the business or assets of the Partnership;

          (iii)  the acquisition, disposition, mortgage, pledge, encumbrance, hypothecation or exchange of any or all of the assets of the Partnership or the merger or other combination of the Partnership with or into another Person (the matters described in this clause (iii) being subject, however, to any prior approval that may be required by Section 7.3);

          (iv)  the use of the assets of the Partnership (including cash on hand) for any purpose consistent with the terms of this Agreement, including the financing of the conduct of the operations of the Partnership Group; subject to Section 7.6(a), the lending of funds to other Persons (including other Group Members); the repayment or guarantee of obligations of the Partnership Group; and the making of capital contributions to any member of the Partnership Group;

          (v)  the negotiation, execution and performance of any contracts, conveyances or other instruments (including instruments that limit the liability of the Partnership under contractual arrangements to all or particular assets of the Partnership, with the other party to the contract to have no recourse against the General Partner or its assets other than its interest in the Partnership, even if same results in the terms of the transaction being less favorable to the Partnership than would otherwise be the case);

          (vi)  the distribution of Partnership cash;

        (vii)  the selection and dismissal of employees (including employees having titles such as "president," "vice president," "secretary" and "treasurer") and agents, outside attorneys, accountants, consultants and contractors and the determination of their compensation and other terms of employment or hiring;

        (viii)  the maintenance of such insurance for the benefit of the Partnership Group and the Partners as it deems necessary or appropriate;

          (ix)  the formation of, or acquisition of an interest in, and the contribution of property and the making of loans to, any further limited or general partnerships, joint ventures, corporations, limited liability companies or other relationships (including the acquisition of interests in, and the contributions of property to, any Group Member from time to time) subject to the restrictions set forth in Section 2.4;

          (x)  the control of any matters affecting the rights and obligations of the Partnership, including the bringing and defending of actions at law or in equity and otherwise engaging in the conduct of litigation and the incurring of legal expense and the settlement of claims and litigation;

          (xi)  the indemnification of any Person against liabilities and contingencies to the extent permitted by law;

        (xii)  the entering into of listing agreements with any National Securities Exchange and the delisting of some or all of the Limited Partner Interests from, or requesting that trading be suspended on, any such exchange (subject to any prior approval that may be required under Section 4.8);

        (xiii)  unless restricted or prohibited by Section 5.7, the purchase, sale or other acquisition or disposition of Partnership Securities, or the issuance of additional options, rights, warrants and appreciation rights relating to Partnership Securities; and

        (xiv)  the undertaking of any action in connection with the Partnership's participation in any Group Member as a member or partner.

        (b)  Notwithstanding any other provision of this Agreement, the Operating Partnership Agreement, the Delaware Act or any applicable law, rule or regulation, each of the Partners and the Assignees and each other Person who may acquire an interest in Partnership Securities hereby (i) approves, ratifies and confirms the execution, delivery and performance by the parties thereto of the Underwriting Agreement, the Omnibus Agreement, the Contribution Agreements, the Operating Partnership Agreement, any other limited liability company or partnership agreement of any other Group Member and the other agreements described in or filed as exhibits to the Registration Statement that are related to the transactions contemplated by the Registration Statement; (ii) agrees that the General Partner (on its own or through any officer of the Partnership) is authorized to execute, deliver and perform the agreements referred to in clause (i) of this sentence and the other agreements, acts, transactions and matters described in or contemplated by the Registration Statement on behalf of the Partnership without any further act, approval or vote of the Partners or the Assignees or the other Persons who may acquire an interest in Partnership Securities; and (iii) agrees that the execution, delivery or performance by the General Partner, any Group Member or any Affiliate of any of them, of this Agreement or any agreement authorized or permitted under this Agreement (including the exercise by the General Partner or any Affiliate of the General Partner of the rights accorded pursuant to Article XV), shall not constitute a breach by the General Partner of any duty that the General Partner may owe the Partnership or the Limited Partners or any other Persons under this Agreement (or any other agreements) or of any duty stated or implied by law or equity.

Section 7.2    Certificate of Limited Partnership.

        The General Partner has caused the Certificate of Limited Partnership to be filed with the Secretary of State of the State of Delaware as required by the Delaware Act. The General Partner shall use all reasonable efforts to cause to be filed such other certificates or documents as may be determined by the General Partner in its sole discretion to be reasonable and necessary or appropriate for the formation, continuation, qualification and operation of a limited partnership (or a partnership in which the limited partners have limited liability) in the State of Delaware or any other state in which the Partnership may elect to do business or own property. To the extent that such action is determined by the General Partner in its sole discretion to be reasonable and necessary or appropriate, the General Partner shall file amendments to and restatements of the Certificate of Limited Partnership and do all things to maintain the Partnership as a limited partnership (or a partnership or other entity in which the limited partners have limited liability) under the laws of the State of Delaware or of any other state in which the Partnership may elect to do business or own property. Subject to the terms of Section 3.4(a), the General Partner shall not be required, before or after filing, to deliver or mail a copy of the Certificate of Limited Partnership, any qualification document or any amendment thereto to any Limited Partner.

Section 7.3    Restrictions on the General Partner's Authority.

        (a)  The General Partner may not, without written approval of the specific act by holders of all of the Outstanding Limited Partner Interests or by other written instrument executed and delivered by holders of all of the Outstanding Limited Partner Interests subsequent to the date of this Agreement, take any action in contravention of this Agreement, including, except as otherwise provided in this Agreement, (i) committing any act that would make it impossible to carry on the ordinary business of the Partnership; (ii) possessing Partnership property, or assigning any rights in specific Partnership property, for other than a Partnership purpose; (iii) admitting a Person as a Partner; (iv) amending this Agreement in any manner; or (v) transferring its interest as a general partner of the Partnership.

        (b)  Except as provided in Articles XII and XIV, the General Partner may not sell, exchange or otherwise dispose of all or substantially all of the Partnership's assets in a single transaction or a series of related transactions (including by way of merger, consolidation or other combination) or approve on behalf of the Partnership the sale, exchange or other disposition of all or substantially all of the assets of the Operating Partnership and its subsidiaries taken as a whole without the approval of holders of a Unit Majority; provided, however, that this provision shall not preclude or limit the General Partner's ability to mortgage, pledge, hypothecate or grant a security interest in all or substantially all of the assets of the Partnership or the Operating Partnership and shall not apply to any forced sale of any or all of the assets of the Partnership or the Operating Partnership pursuant to the foreclosure of, or other realization upon, any such encumbrance. Without the approval of holders of a Unit Majority, the General Partner shall not, on behalf of the Partnership, (i) consent to any amendment to the Operating Partnership Agreement or, except as expressly permitted by Section 7.9(d), take any action permitted to be taken by a partner of the Operating Partnership, in either case, that would adversely affect the Limited Partners (including any particular class of Partnership Interests as compared to any other class of Partnership Interests) in any material respect or (ii) except as permitted under Sections 4.6, 11.1 and 11.2, elect or cause the Partnership to elect a successor general partner of the Partnership.

Section 7.4    Reimbursement of the General Partner.

        (a)  Except as provided in this Section 7.4 and elsewhere in this Agreement, the General Partner shall not be compensated for its services as a general partner or managing member of any Group Member.

        (b)  The General Partner shall be reimbursed on a monthly basis, or such other reasonable basis as the General Partner may determine in its sole discretion, for (i) all direct and indirect expenses it incurs or payments it makes on behalf of the Partnership (including salary, bonus, incentive compensation and other amounts paid to any Person including Affiliates of the General Partner to perform services for the Partnership or for the General Partner in the discharge of its duties to the Partnership), and (ii) all other necessary or appropriate expenses allocable to the Partnership or otherwise reasonably incurred by the General Partner in connection with operating the Partnership's business (including expenses allocated to the General Partner by its Affiliates). The General Partner shall determine the expenses that are allocable to the Partnership in any reasonable manner determined by the General Partner in its sole discretion. Reimbursements pursuant to this Section 7.4 shall be in addition to any reimbursement to the General Partner as a result of indemnification pursuant to Section 7.7.

        (c)  Subject to Section 5.7, the General Partner, in its sole discretion and without the approval of the Limited Partners (who shall have no right to vote in respect thereof), may propose and adopt on behalf of the Partnership employee benefit plans, employee programs and employee practices (including plans, programs and practices involving the issuance of Partnership Securities or options to purchase or rights, warrants or appreciation rights relating to Partnership Securities), or cause the

Partnership to issue Partnership Securities in connection with, or pursuant to, any employee benefit plan, employee program or employee practice maintained or sponsored by the General Partner or any of its Affiliates, in each case for the benefit of employees of the General Partner, any Group Member or any Affiliate, or any of them, in respect of services performed, directly or indirectly, for the benefit of the Partnership Group. The Partnership agrees to issue and sell to the General Partner or any of its Affiliates any Partnership Securities that the General Partner or such Affiliates are obligated to provide to any employees pursuant to any such employee benefit plans, employee programs or employee practices. Expenses incurred by the General Partner in connection with any such plans, programs and practices (including the net cost to the General Partner or such Affiliates of Partnership Securities purchased by the General Partner or such Affiliates from the Partnership to fulfill options or awards under such plans, programs and practices) shall be reimbursed in accordance with Section 7.4(b). Any and all obligations of the General Partner under any employee benefit plans, employee programs or employee practices adopted by the General Partner as permitted by this Section 7.4(c) shall constitute obligations of the General Partner hereunder and shall be assumed by any successor General Partner approved pursuant to Section 11.1 or 11.2 or the transferee of or successor to all of the General Partner's General Partner Interest pursuant to Section 4.6.

Section 7.5    Outside Activities.

        (a)  After the Closing Date, the General Partner, for so long as it is the General Partner of the Partnership (i) agrees that its sole business will be to act as a general partner or managing member, as the case may be, of the Partnership and any other partnership or limited liability company of which the Partnership or the Operating Partnership is, directly or indirectly, a partner or member and to undertake activities that are ancillary or related thereto (including being a limited partner in the Partnership), (ii) shall not engage in any business or activity or incur any debts or liabilities except in connection with or incidental to (A) its performance as general partner or managing member of one or more Group Members or as described in or contemplated by the Registration Statement or (B) the acquiring, owning or disposing of debt or equity securities in any Group Member and (iii) except to the extent permitted in the Omnibus Agreement, shall not, and shall cause its Affiliates not to, engage in any Restricted Business.

        (b)  Crosstex Energy Holdings Inc. and certain of its Affiliates have entered into the Omnibus Agreement, which agreement sets forth certain restrictions on the ability of Crosstex Energy Holdings Inc. and its Affiliates to engage in Restricted Businesses.

        (c)  Except as specifically restricted by Section 7.5(a) and the Omnibus Agreement, each Indemnitee (other than the General Partner) shall have the right to engage in businesses of every type and description and other activities for profit and to engage in and possess an interest in other business ventures of any and every type or description, whether in businesses engaged in or anticipated to be engaged in by any Group Member, independently or with others, including business interests and activities in direct competition with the business and activities of any Group Member, and none of the same shall constitute a breach of this Agreement or any duty express or implied by law to any Group Member or any Partner or Assignee. Neither any Group Member, any Limited Partner nor any other Person shall have any rights by virtue of this Agreement, the Operating Partnership Agreement, the limited liability company or partnership agreements of any other Group Member or the partnership relationship established hereby in any business ventures of any Indemnitee.

        (d)  Subject to the terms of Section 7.5(a), Section 7.5(b), Section 7.5(c) and the Omnibus Agreement, but otherwise notwithstanding anything to the contrary in this Agreement, (i) the engaging in competitive activities by any Indemnitees (other than the General Partner) in accordance with the provisions of this Section 7.5 is hereby approved by the Partnership and all Partners, (ii) it shall be deemed not to be a breach of the General Partner's fiduciary duty or any other obligation of any type whatsoever of the General Partner for the Indemnitees (other than the General Partner) to engage in such business interests and activities in preference to or to the exclusion of the Partnership and (iii) except as set forth in the Omnibus Agreement, the General Partner and the Indemnitees shall have no obligation to present business opportunities to the Partnership.

        (e)  The General Partner and any of its Affiliates may acquire Units or other Partnership Securities in addition to those acquired on the Closing Date and, except as otherwise provided in this Agreement, shall be entitled to exercise all rights of the General Partner or Limited Partner, as applicable, relating to such Units or Partnership Securities.

        (f)    The term "Affiliates" when used in Section 7.5(a) and Section 7.5(e) with respect to the General Partner shall not include any Group Member or any Subsidiary of the Group Member.

        (g)  Anything in this Agreement to the contrary notwithstanding, to the extent that provisions of Sections 7.7, 7.8, 7.9, 7.10 or other Sections of this Agreement purport or are interpreted to have the effect of restricting the fiduciary duties that might otherwise, as a result of Delaware or other applicable law, be owed by the General Partner to the Partnership and its Limited Partners, or to constitute a waiver or consent by the Limited Partners to any such restriction, such provisions shall be inapplicable and have no effect in determining whether the General Partner has complied with its fiduciary duties in connection with determinations made by it under this Section 7.5.

Section 7.6    Loans from the General Partner; Loans or Contributions from the Partnership; Contracts with Affiliates; Certain Restrictions on the General Partner.

        (a)  The General Partner or any of its Affiliates may lend to any Group Member, and any Group Member may borrow from the General Partner or any of its Affiliates, funds needed or desired by the Group Member for such periods of time and in such amounts as the General Partner may determine; provided, however, that in any such case the lending party may not charge the borrowing party interest at a rate greater than the rate that would be charged the borrowing party or impose terms less favorable to the borrowing party than would be charged or imposed on the borrowing party by unrelated lenders on comparable loans made on an arm's-length basis (without reference to the lending party's financial abilities or guarantees). The borrowing party shall reimburse the lending party for any costs (other than any additional interest costs) incurred by the lending party in connection with the borrowing of such funds. For purposes of this Section 7.6(a) and Section 7.6(b), the term "Group Member" shall include any Affiliate of a Group Member that is controlled by the Group Member. No Group Member may lend funds to the General Partner or any of its Affiliates (other than another Group Member).

        (b)  The Partnership may lend or contribute to any Group Member, and any Group Member may borrow from the Partnership, funds on terms and conditions established in the sole discretion of the General Partner; provided, however, that the Partnership may not charge the Group Member interest at a rate less than the rate that would be charged to the Group Member (without reference to the General Partner's financial abilities or guarantees) by unrelated lenders on comparable loans. The foregoing authority shall be exercised by the General Partner in its sole discretion and shall not create any right or benefit in favor of any Group Member or any other Person.

        (c)  The General Partner may itself, or may enter into an agreement with any of its Affiliates to, render services to a Group Member or to the General Partner in the discharge of its duties as General Partner of the Partnership. Any services rendered to a Group Member by the General Partner or any of its Affiliates shall be on terms that are fair and reasonable to the Partnership; provided, however, that the requirements of this Section 7.6(c) shall be deemed satisfied as to (i) any transaction approved by Special Approval, (ii) any transaction, the terms of which are no less favorable to the Partnership Group than those generally being provided to or available from unrelated third parties or (iii) any transaction that, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to the Partnership Group), is equitable to the Partnership Group. The provisions of Section 7.4 shall apply to the rendering of services described in this Section 7.6(c).

        (d)  The Partnership Group may transfer assets to joint ventures, other partnerships, corporations, limited liability companies or other business entities in which it is or thereby becomes a participant upon such terms and subject to such conditions as are consistent with this Agreement and applicable law.

        (e)  Neither the General Partner nor any of its Affiliates shall sell, transfer or convey any property to, or purchase any property from, the Partnership, directly or indirectly, except pursuant to transactions that are fair and reasonable to the Partnership; provided, however, that the requirements of this Section 7.6(e) shall be deemed to be satisfied as to (i) the transactions effected pursuant to Sections 5.2 and 5.3, the Contribution Agreements and any other transactions described in or contemplated by the Registration Statement, (ii) any transaction approved by Special Approval, (iii) any transaction, the terms of which are no less favorable to the Partnership than those generally being provided to or available from unrelated third parties, or (iv) any transaction that, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to the Partnership), is equitable to the Partnership. With respect to any contribution of assets to the Partnership in exchange for Partnership Securities, the Conflicts Committee, in determining whether the appropriate number of Partnership Securities are being issued, may take into account, among other things, the fair market value of the assets, the liquidated and contingent liabilities assumed, the tax basis in the assets, the extent to which tax-only allocations to the transferor will protect the existing partners of the Partnership against a low tax basis, and such other factors as the Conflicts Committee deems relevant under the circumstances.

        (f)    The General Partner and its Affiliates will have no obligation to permit any Group Member to use any facilities or assets of the General Partner and its Affiliates, except as may be provided in contracts entered into from time to time specifically dealing with such use, nor shall there be any obligation on the part of the General Partner or its Affiliates to enter into such contracts.

        (g)  Without limitation of Sections 7.6(a) through 7.6(f), and notwithstanding anything to the contrary in this Agreement, the existence of the conflicts of interest described in the Registration Statement are hereby approved by all Partners.

Section 7.7    Indemnification.

        (a)  To the fullest extent permitted by law but subject to the limitations expressly provided in this Agreement, all Indemnitees shall be indemnified and held harmless by the Partnership from and against any and all losses, claims, damages, liabilities, joint or several, expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements or other amounts arising from any and all claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, in which any Indemnitee may be involved, or is threatened to be involved, as a party or otherwise, by reason of its status as an Indemnitee; provided, that in each case the Indemnitee acted in good faith and in a manner that such Indemnitee reasonably believed to be in, or (in the case of a Person other than the General Partner) not opposed to, the best interests of the Partnership and, with respect to any criminal proceeding, had no reasonable cause to believe its conduct was unlawful; provided, further, no indemnification pursuant to this Section 7.7 shall be available to the General Partner or its Affiliates (other than a Group Member) with respect to its or their obligations incurred pursuant to the Underwriting Agreement or the Contribution Agreements (other than obligations incurred by the General Partner on behalf of the Partnership). The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere, or its equivalent, shall not create a presumption that the Indemnitee acted in a manner contrary to that specified above. Any indemnification pursuant to this Section 7.7 shall be made only out of the assets of the Partnership, it being agreed that the General Partner shall not be personally liable for such indemnification and shall have no obligation to contribute or loan any monies or property to the Partnership to enable it to effectuate such indemnification.

        (b)  To the fullest extent permitted by law, expenses (including legal fees and expenses) incurred by an Indemnitee who is indemnified pursuant to Section 7.7(a) in defending any claim, demand, action, suit or proceeding shall, from time to time, be advanced by the Partnership prior to the final disposition of such claim, demand, action, suit or proceeding upon receipt by the Partnership of any undertaking by or on behalf of the Indemnitee to repay such amount if it shall be determined that the Indemnitee is not entitled to be indemnified as authorized in this Section 7.7.

        (c)  The indemnification provided by this Section 7.7 shall be in addition to any other rights to which an Indemnitee may be entitled under any agreement, pursuant to any vote of the holders of Outstanding Limited Partner Interests, as a matter of law or otherwise, both as to actions in the Indemnitee's capacity as an Indemnitee and as to actions in any other capacity (including any capacity under the Underwriting Agreement), and shall continue as to an Indemnitee who has ceased to serve in such capacity and shall inure to the benefit of the heirs, successors, assigns and administrators of the Indemnitee.

        (d)  The Partnership may purchase and maintain (or reimburse the General Partner or its Affiliates for the cost of) insurance, on behalf of the General Partner, its Affiliates and such other Persons as the General Partner shall determine, against any liability that may be asserted against or expense that may be incurred by such Person in connection with the Partnership's activities or such Person's activities on behalf of the Partnership, regardless of whether the Partnership would have the power to indemnify such Person against such liability under the provisions of this Agreement.

        (e)  For purposes of this Section 7.7, the Partnership shall be deemed to have requested an Indemnitee to serve as fiduciary of an employee benefit plan whenever the performance by it of its duties to the Partnership also imposes duties on, or otherwise involves services by, it to the plan or participants or beneficiaries of the plan; excise taxes assessed on an Indemnitee with respect to an employee benefit plan pursuant to applicable law shall constitute "fines" within the meaning of Section 7.7(a); and action taken or omitted by it with respect to any employee benefit plan in the performance of its duties for a purpose reasonably believed by it to be in the interest of the participants and beneficiaries of the plan shall be deemed to be for a purpose which is in, or not opposed to, the best interests of the Partnership.

        (f)    In no event may an Indemnitee subject the Limited Partners to personal liability by reason of the indemnification provisions set forth in this Agreement.

        (g)  An Indemnitee shall not be denied indemnification in whole or in part under this Section 7.7 because the Indemnitee had an interest in the transaction with respect to which the indemnification applies if the transaction was otherwise permitted by the terms of this Agreement.

        (h)  The provisions of this Section 7.7 are for the benefit of the Indemnitees, their heirs, successors, assigns and administrators and shall not be deemed to create any rights for the benefit of any other Persons.

        (i)    No amendment, modification or repeal of this Section 7.7 or any provision hereof shall in any manner terminate, reduce or impair the right of any past, present or future Indemnitee to be indemnified by the Partnership, nor the obligations of the Partnership to indemnify any such Indemnitee under and in accordance with the provisions of this Section 7.7 as in effect immediately prior to such amendment, modification or repeal with respect to claims arising from or relating to matters occurring, in whole or in part, prior to such amendment, modification or repeal, regardless of when such claims may arise or be asserted.

Section 7.8    Liability of Indemnitees.

        (a)  Notwithstanding anything to the contrary set forth in this Agreement, no Indemnitee shall be liable for monetary damages to the Partnership, the Limited Partners, the Assignees or any other Persons who have acquired interests in the Partnership Securities, for losses sustained or liabilities incurred as a result of any act or omission if such Indemnitee acted in good faith.

        (b)  Subject to its obligations and duties as General Partner set forth in Section 7.1(a), the General Partner may exercise any of the powers granted to it by this Agreement and perform any of the duties imposed upon it hereunder either directly or by or through its agents, and the General Partner shall not be responsible for any misconduct or negligence on the part of any such agent appointed by the General Partner in good faith.

        (c)  To the extent that, at law or in equity, an Indemnitee has duties (including fiduciary duties) and liabilities relating thereto to the Partnership or to the Partners, the General Partner and any other Indemnitee acting in connection with the Partnership's business or affairs shall not be liable to the Partnership or to any Partner for its good faith reliance on the provisions of this Agreement. The provisions of this Agreement, to the extent that they restrict or otherwise modify the duties and liabilities of an Indemnitee otherwise existing at law or in equity, are agreed by the Partners to replace such other duties and liabilities of such Indemnitee.

        (d)  Any amendment, modification or repeal of this Section 7.8 or any provision hereof shall be prospective only and shall not in any way affect the limitations on the liability to the Partnership, the Limited Partners, the General Partner, and the Partnership's and General Partner's directors, officers and employees under this Section 7.8 as in effect immediately prior to such amendment, modification or repeal with respect to claims arising from or relating to matters occurring, in whole or in part, prior to such amendment, modification or repeal, regardless of when such claims may arise or be asserted.

Section 7.9    Resolution of Conflicts of Interest.

        (a)  Unless otherwise expressly provided in this Agreement, the Operating Partnership Agreement or the limited liability company or partnership agreement of any other Group Member, whenever a potential conflict of interest exists or arises between the General Partner or any of its Affiliates, on the one hand, and the Partnership, the Operating Partnership, any other Group Member, any Partner or any Assignee, on the other, any resolution or course of action by the General Partner or its Affiliates in respect of such conflict of interest shall be permitted and deemed approved by all Partners, and shall not constitute a breach of this Agreement, of the Operating Partnership Agreement, of any agreement contemplated herein or therein, or of any duty stated or implied by law or equity, if the resolution or course of action is, or by operation of this Agreement is deemed to be, fair and reasonable to the Partnership. The General Partner shall be authorized but not required in connection with its resolution of such conflict of interest to seek Special Approval of such resolution. Any conflict of interest and any resolution of such conflict of interest shall be conclusively deemed fair and reasonable to the Partnership if such conflict of interest or resolution is (i) approved by Special Approval (as long as the material facts known to the General Partner or any of its Affiliates regarding any proposed transaction were disclosed to the Conflicts Committee at the time it gave its approval), (ii) on terms no less favorable to the Partnership than those generally being provided to or available from unrelated third parties or (iii) fair to the Partnership, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to the Partnership). The General Partner may also adopt a resolution or course of action that has not received Special Approval. The General Partner (including the Conflicts Committee in connection with Special Approval) shall be authorized in connection with its determination of what is "fair and reasonable" to the Partnership and in connection with its resolution of any conflict of interest to consider (A) the relative interests of any party to such conflict, agreement, transaction or situation and the benefits and burdens relating to such interest; (B) any customary or accepted industry practices and any customary or historical dealings with a particular Person; (C) any applicable generally accepted accounting practices or principles; and (D) such additional factors as the General Partner (including the Conflicts Committee) determines in its sole discretion to be relevant, reasonable or appropriate under the circumstances. Nothing contained in this Agreement, however, is intended to nor shall it be construed to require the General Partner (including the Conflicts Committee) to consider the interests of any Person other than the Partnership. In the absence of bad faith by the General Partner, the resolution, action or terms so made, taken or provided by the General Partner with respect to such matter shall not constitute a breach of this Agreement or any other agreement contemplated herein or a breach of any standard of care or duty imposed herein or therein or, to the extent permitted by law, under the Delaware Act or any other law, rule or regulation.

        (b)  Whenever this Agreement or any other agreement contemplated hereby provides that the General Partner or any of its Affiliates is permitted or required to make a decision (i) in its "sole discretion" or "discretion," that it deems "necessary or appropriate" or "necessary or advisable" or under a grant of similar authority or latitude, except as otherwise provided herein, the General Partner or such Affiliate shall be entitled to consider only such interests and factors as it desires and shall have no duty or obligation to give any consideration to any interest of, or factors affecting, the Partnership, any other Group Member, any Limited Partner or any Assignee, (ii) it may make such decision in its sole discretion (regardless of whether there is a reference to "sole discretion" or "discretion") unless another express standard is provided for, or (iii) in "good faith" or under another express standard, the General Partner or such Affiliate shall act under such express standard and shall not be subject to any other or different standards imposed by this Agreement, the Operating Partnership Agreement, the limited liability company or partnership agreement of any other Group Member, any other agreement contemplated hereby or under the Delaware Act or any other law, rule or regulation. In addition, any actions taken by the General Partner or such Affiliate consistent with the standards of "reasonable discretion" set forth in the definitions of Available Cash or Operating Surplus shall not constitute a breach of any duty of the General Partner to the Partnership or the Limited Partners. The General Partner shall have no duty, express or implied, to sell or otherwise dispose of any asset of the Partnership Group other than in the ordinary course of business. No borrowing by any Group Member or the approval thereof by the General Partner shall be deemed to constitute a breach of any duty of the General Partner to the Partnership or the Limited Partners by reason of the fact that the purpose or effect of such borrowing is directly or indirectly to (A) enable distributions to the General Partner or its Affiliates (including in their capacities as Limited Partners) to exceed 2% of the total amount distributed to all partners or (B) hasten the expiration of the Subordination Period or the conversion of any Subordinated Units into Common Units.

        (c)  Whenever a particular transaction, arrangement or resolution of a conflict of interest is required under this Agreement to be "fair and reasonable" to any Person, the fair and reasonable nature of such transaction, arrangement or resolution shall be considered in the context of all similar or related transactions.

        (d)  The Unitholders hereby authorize the General Partner, on behalf of the Partnership as a partner or member of a Group Member, to approve of actions by the general partner or managing member of such Group Member similar to those actions permitted to be taken by the General Partner pursuant to this Section 7.9.

Section 7.10    Other Matters Concerning the General Partner.

        (a)  The General Partner may rely and shall be protected in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, bond, debenture or other paper or document believed by it to be genuine and to have been signed or presented by the proper party or parties.

        (b)  The General Partner may consult with legal counsel, accountants, appraisers, management consultants, investment bankers and other consultants and advisers selected by it, and any act taken or omitted to be taken in reliance upon the opinion (including an Opinion of Counsel) of such Persons as to matters that the General Partner reasonably believes to be within such Person's professional or expert competence shall be conclusively presumed to have been done or omitted in good faith and in accordance with such opinion.

        (c)  The General Partner shall have the right, in respect of any of its powers or obligations hereunder, to act through any of its duly authorized officers, a duly appointed attorney or attorneys-in-fact or the duly authorized officers of the Partnership.

        (d)  Any standard of care and duty imposed by this Agreement or under the Delaware Act or any applicable law, rule or regulation shall be modified, waived or limited, to the extent permitted by law, as required to permit the General Partner to act under this Agreement or any other agreement contemplated by this Agreement and to make any decision pursuant to the authority prescribed in this

Agreement, so long as such action is reasonably believed by the General Partner to be in, or not inconsistent with, the best interests of the Partnership.

Section 7.11    Purchase or Sale of Partnership Securities.

        The General Partner may cause the Partnership to purchase or otherwise acquire Partnership Securities; provided that, except as permitted pursuant to Section 4.10, the General Partner may not cause any Group Member to purchase Subordinated Units during the Subordination Period. As long as Partnership Securities are held by any Group Member, such Partnership Securities shall not be considered Outstanding for any purpose, except as otherwise provided herein. The General Partner or any Affiliate of the General Partner may also purchase or otherwise acquire and sell or otherwise dispose of Partnership Securities for its own account, subject to the provisions of Articles IV and X.

Section 7.12    Registration Rights of the General Partner and its Affiliates.

        (a)  If (i) the General Partner or any Affiliate of the General Partner (including for purposes of this Section 7.12, any Person that is an Affiliate of the General Partner at the date hereof notwithstanding that it may later cease to be an Affiliate of the General Partner) holds Partnership Securities that it desires to sell and (ii) Rule 144 of the Securities Act (or any successor rule or regulation to Rule 144) or another exemption from registration is not available to enable such holder of Partnership Securities (the "Holder") to dispose of the number of Partnership Securities it desires to sell at the time it desires to do so without registration under the Securities Act, then upon the request of the General Partner or any of its Affiliates, the Partnership shall file with the Commission as promptly as practicable after receiving such request, and use all reasonable efforts to cause to become effective and remain effective for a period of not less than six months following its effective date or such shorter period as shall terminate when all Partnership Securities covered by such registration statement have been sold, a registration statement under the Securities Act registering the offering and sale of the number of Partnership Securities specified by the Holder; provided, however, that the Partnership shall not be required to effect more than three registrations pursuant to this Section 7.12(a); and provided further, however, that if the Conflicts Committee determines in its good faith judgment that a postponement of the requested registration for up to six months would be in the best interests of the Partnership and its Partners due to a pending transaction, investigation or other event, the filing of such registration statement or the effectiveness thereof may be deferred for up to six months, but not thereafter. In connection with any registration pursuant to the immediately preceding sentence, the Partnership shall promptly prepare and file (x) such documents as may be necessary to register or qualify the securities subject to such registration under the securities laws of such states as the Holder shall reasonably request; provided, however, that no such qualification shall be required in any jurisdiction where, as a result thereof, the Partnership would become subject to general service of process or to taxation or qualification to do business as a foreign corporation or partnership doing business in such jurisdiction solely as a result of such registration, and (y) such documents as may be necessary to apply for listing or to list the Partnership Securities subject to such registration on such National Securities Exchange as the Holder shall reasonably request, and do any and all other acts and things that may reasonably be necessary or advisable to enable the Holder to consummate a public sale of such Partnership Securities in such states. Except as set forth in Section 7.12(c), all costs and expenses of any such registration and offering (other than the underwriting discounts and commissions) shall be paid by the Partnership, without reimbursement by the Holder.

        (b)  If the Partnership shall at any time propose to file a registration statement under the Securities Act for an offering of equity securities of the Partnership for cash (other than an offering relating solely to an employee benefit plan), the Partnership shall use all reasonable efforts to include such number or amount of securities held by the Holder in such registration statement as the Holder shall request. If the proposed offering pursuant to this Section 7.12(b) shall be an underwritten offering, then, in the event that the managing underwriter or managing underwriters of such offering advise the Partnership and the Holder in writing that in their opinion the inclusion of all or some of the Holder's Partnership Securities would adversely and materially affect the success of the offering, the Partnership shall include in such offering only that number or amount, if any, of securities held by the Holder that, in the opinion of the managing underwriter or managing underwriters, will not so adversely and materially affect the offering. Except as set forth in Section 7.12(c), all costs and expenses of any such registration and offering (other than the underwriting discounts and commissions) shall be paid by the Partnership, without reimbursement by the Holder.

        (c)  If underwriters are engaged in connection with any registration referred to in this Section 7.12, the Partnership shall provide indemnification, representations, covenants, opinions and other assurance to the underwriters in form and substance reasonably satisfactory to such underwriters. Further, in addition to and not in limitation of the Partnership's obligation under Section 7.7, the Partnership shall, to the fullest extent permitted by law, indemnify and hold harmless the Holder, its officers, directors and each Person who controls the Holder (within the meaning of the Securities Act) and any agent thereof (collectively, "Indemnified Persons") against any losses, claims, demands, actions, causes of action, assessments, damages, liabilities (joint or several), costs and expenses (including interest, penalties and reasonable attorneys' fees and disbursements), resulting to, imposed upon, or incurred by the Indemnified Persons, directly or indirectly, under the Securities Act or otherwise (hereinafter referred to in this Section 7.12(c) as a "claim" and in the plural as "claims") based upon, arising out of or resulting from any untrue statement or alleged untrue statement of any material fact contained in any registration statement under which any Partnership Securities were registered under the Securities Act or any state securities or Blue Sky laws, in any preliminary prospectus (if used prior to the effective date of such registration statement), or in any summary or final prospectus or in any amendment or supplement thereto (if used during the period the Partnership is required to keep the registration statement current), or arising out of, based upon or resulting from the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements made therein not misleading; provided, however, that the Partnership shall not be liable to any Indemnified Person to the extent that any such claim arises out of, is based upon or results from an untrue statement or alleged untrue statement or omission or alleged omission made in such registration statement, such preliminary, summary or final prospectus or such amendment or supplement, in reliance upon and in conformity with written information furnished to the Partnership by or on behalf of such Indemnified Person specifically for use in the preparation thereof.

        (d)  The provisions of Section 7.12(a) and 7.12(b) shall continue to be applicable with respect to the General Partner (and any of the General Partner's Affiliates) after it ceases to be a Partner of the Partnership, during a period of two years subsequent to the effective date of such cessation and for so long thereafter as is required for the Holder to sell all of the Partnership Securities with respect to which it has requested during such two-year period inclusion in a registration statement otherwise filed or that a registration statement be filed; provided, however, that the Partnership shall not be required to file successive registration statements covering the same Partnership Securities for which registration was demanded during such two-year period. The provisions of Section 7.12(c) shall continue in effect thereafter.

        (e)  Any request to register Partnership Securities pursuant to this Section 7.12 shall (i) specify the Partnership Securities intended to be offered and sold by the Person making the request, (ii) express such Person's present intent to offer such Partnership Securities for distribution, (iii) describe the nature or method of the proposed offer and sale of Partnership Securities, and (iv) contain the undertaking of such Person to provide all such information and materials and take all action as may be required in order to permit the Partnership to comply with all applicable requirements in connection with the registration of such Partnership Securities.

Section 7.13    Reliance by Third Parties.

        Notwithstanding anything to the contrary in this Agreement, any Person dealing with the Partnership shall be entitled to assume that the General Partner and any officer of Crosstex GP authorized by Crosstex GP to act on behalf of and in the name of the Partnership has full power and authority to encumber, sell or otherwise use in any manner any and all assets of the Partnership and to enter into any authorized contracts on behalf of the Partnership, and such Person shall be entitled to deal with the General Partner or any such officer as if it were the Partnership's sole party in interest, both legally and beneficially. Each Limited Partner hereby waives any and all defenses or other remedies that may be available against such Person to contest, negate or disaffirm any action of the General Partner or any such officer in connection with any such dealing. In no event shall any Person dealing with the General Partner or any such officer or its representatives be obligated to ascertain that the terms of this Agreement have been complied with or to inquire into the necessity or expedience of any act or action of the General Partner or any such officer or its representatives. Each and every certificate, document or other instrument executed on behalf of the Partnership by the General Partner or its representatives shall be conclusive evidence in favor of any and every Person relying thereon or claiming thereunder that (a) at the time of the execution and delivery of such certificate, document or instrument, this Agreement was in full force and effect, (b) the Person executing and delivering such certificate, document or instrument was duly authorized and empowered to do so for and on behalf of the Partnership and (c) such certificate, document or instrument was duly executed and delivered in accordance with the terms and provisions of this Agreement and is binding upon the Partnership.

ARTICLE VIII

BOOKS, RECORDS, ACCOUNTING AND REPORTS

Section 8.1    Records and Accounting.

        The General Partner shall keep or cause to be kept at the principal office of the Partnership appropriate books and records with respect to the Partnership's business, including all books and records necessary to provide to the Limited Partners any information required to be provided pursuant to Section 3.4(a). Any books and records maintained by or on behalf of the Partnership in the regular course of its business, including the record of the Record Holders and Assignees of Units or other Partnership Securities, books of account and records of Partnership proceedings, may be kept on, or be in the form of, computer disks, hard drives, punch cards, magnetic tape, photographs, micrographics or any other information storage device; provided, that the books and records so maintained are convertible into clearly legible written form within a reasonable period of time. The books of the Partnership shall be maintained, for financial reporting purposes, on an accrual basis in accordance with U.S. GAAP.

Section 8.2    Fiscal Year.

        The fiscal year of the Partnership shall be a fiscal year ending December 31.

Section 8.3    Reports.

        (a)  As soon as practicable, but in no event later than 120 days after the close of each fiscal year of the Partnership, the General Partner shall cause to be mailed or made available to each Record Holder of a Unit as of a date selected by the General Partner in its discretion, an annual report containing financial statements of the Partnership for such fiscal year of the Partnership, presented in accordance with U.S. GAAP, including a balance sheet and statements of operations, Partnership equity and cash flows, such statements to be audited by a firm of independent public accountants selected by the General Partner.

        (b)  As soon as practicable, but in no event later than 90 days after the close of each Quarter except the last Quarter of each fiscal year, the General Partner shall cause to be mailed or made available to each Record Holder of a Unit, as of a date selected by the General Partner in its discretion, a report containing unaudited financial statements of the Partnership and such other information as may be required by applicable law, regulation or rule of any National Securities Exchange on which the Units are listed for trading, or as the General Partner determines to be necessary or appropriate.

ARTICLE IX

TAX MATTERS

Section 9.1    Tax Returns and Information.

        The Partnership shall timely file all returns of the Partnership that are required for federal, state and local income tax purposes on a taxable year ending on December 31 or such other period as may be required by law, as determined by the General Partner in good faith. The tax information reasonably required by Record Holders for federal and state income tax reporting purposes with respect to a taxable year shall be furnished to them within 90 days of the close of the calendar year in which the Partnership's taxable year ends. The classification, realization and recognition of income, gain, losses and deductions and other items shall be on the accrual method of accounting for federal income tax purposes.

Section 9.2    Tax Elections.

        (a)  The Partnership shall make the election under Section 754 of the Code in accordance with applicable regulations thereunder, subject to the reservation of the right to seek to revoke any such election upon the General Partner's determination that such revocation is in the best interests of the Limited Partners. Notwithstanding any other provision herein contained, for the purposes of computing the adjustments under Section 743(b) of the Code, the General Partner shall be authorized (but not required) to adopt a convention whereby the price paid by a transferee of a Limited Partner Interest will be deemed to be the lowest quoted closing price of the Limited Partner Interests on any National Securities Exchange on which such Limited Partner Interests are traded during the calendar month in which such transfer is deemed to occur pursuant to Section 6.2(g) without regard to the actual price paid by such transferee.

        (b)  The Partnership shall elect to deduct expenses incurred in organizing the Partnership ratably over a sixty-month period as provided in Section 709 of the Code.

        (c)  Except as otherwise provided herein, the General Partner shall determine whether the Partnership should make any other elections permitted by the Code.

Section 9.3    Tax Controversies.

        Subject to the provisions hereof, the General Partner is designated as the Tax Matters Partner (as defined in the Code) and is authorized and required to represent the Partnership (at the Partnership's expense) in connection with all examinations of the Partnership's affairs by tax authorities, including resulting administrative and judicial proceedings, and to expend Partnership funds for professional services and costs associated therewith. Each Partner agrees to cooperate with the General Partner and to do or refrain from doing any or all things reasonably required by the General Partner to conduct such proceedings.

Section 9.4    Withholding.

        The General Partner is authorized to take any action that it determines in its discretion to be necessary or appropriate to cause the Partnership and the Operating Partnership to comply with any withholding requirements established under the Code or any other federal, state or local law including, without limitation, pursuant to Sections 1441, 1442, 1445 and 1446 of the Code. To the extent that the Partnership is required or elects to withhold and pay over to any taxing authority any amount resulting from the allocation or distribution of income to any Partner or Assignee (including, without limitation, by reason of Section 1446 of the Code), the amount withheld may at the discretion of the General

Partner be treated by the Partnership as a distribution of cash pursuant to the then applicable provision of this Agreement in the amount of such withholding from such Partner.

ARTICLE X

ADMISSION OF PARTNERS

Section 10.1    Admission of Initial Limited Partners.

        Upon the issuance by the Partnership of Common Units, Subordinated Units and Incentive Distribution Rights to the General Partner, Crosstex Energy Holdings Inc. and the Underwriters as described in Sections 5.2 and 5.3 in connection with the Initial Offering, the General Partner shall admit such parties to the Partnership as Initial Limited Partners in respect of the Common Units, Subordinated Units or Incentive Distribution Rights issued to them.

Section 10.2    Admission of Substituted Limited Partner.

        By transfer of a Limited Partner Interest in accordance with Article IV, the transferor shall be deemed to have given the transferee the right to seek admission as a Substituted Limited Partner subject to the conditions of, and in the manner permitted under, this Agreement. A transferor of a Certificate representing a Limited Partner Interest shall, however, only have the authority to convey to a purchaser or other transferee who does not execute and deliver a Transfer Application (a) the right to negotiate such Certificate to a purchaser or other transferee and (b) the right to transfer the right to request admission as a Substituted Limited Partner to such purchaser or other transferee in respect of the transferred Limited Partner Interests. Each transferee of a Limited Partner Interest (including any nominee holder or an agent acquiring such Limited Partner Interest for the account of another Person) who executes and delivers a Transfer Application shall, by virtue of such execution and delivery, be an Assignee and be deemed to have applied to become a Substituted Limited Partner with respect to the Limited Partner Interests so transferred to such Person. Such Assignee shall become a Substituted Limited Partner (x) at such time as the General Partner consents thereto, which consent may be given or withheld in the General Partner's discretion, and (y) when any such admission is shown on the books and records of the Partnership. If such consent is withheld, such transferee shall be an Assignee. An Assignee shall have an interest in the Partnership equivalent to that of a Limited Partner with respect to allocations and distributions, including liquidating distributions, of the Partnership. With respect to voting rights attributable to Limited Partner Interests that are held by Assignees, the General Partner shall be deemed to be the Limited Partner with respect thereto and shall, in exercising the voting rights in respect of such Limited Partner Interests on any matter, vote such Limited Partner Interests at the written direction of the Assignee who is the Record Holder of such Limited Partner Interests. If no such written direction is received, such Limited Partner Interests will not be voted. An Assignee shall have no other rights of a Limited Partner.

Section 10.3    Admission of Successor General Partner.

        A successor General Partner approved pursuant to Section 11.1 or 11.2 or the transferee of or successor to all of the General Partner Interest pursuant to Section 4.6 who is proposed to be admitted as a successor General Partner shall be admitted to the Partnership as the General Partner, effective immediately prior to the withdrawal or removal of the predecessor or transferring General Partner, pursuant to Section 11.1 or 11.2 or the transfer of the General Partner Interest pursuant to Section 4.6; provided, however, that no such successor shall be admitted to the Partnership until compliance with the terms of Section 4.6 has occurred and such successor has executed and delivered such other documents or instruments as may be required to effect such admission. Any such successor shall, subject to the terms hereof, carry on the business of the members of the Partnership Group without dissolution.

Section 10.4    Admission of Additional Limited Partners.

        (a)  A Person (other than the General Partner, an Initial Limited Partner or a Substituted Limited Partner) who makes a Capital Contribution to the Partnership in accordance with this Agreement shall be admitted to the Partnership as an Additional Limited Partner only upon furnishing to the General Partner

          (i)    evidence of acceptance in form satisfactory to the General Partner of all of the terms and conditions of this Agreement, including the power of attorney granted in Section 2.6, and

          (ii)  such other documents or instruments as may be required in the discretion of the General Partner to effect such Person's admission as an Additional Limited Partner.

        (b)  Notwithstanding anything to the contrary in this Section 10.4, no Person shall be admitted as an Additional Limited Partner without the consent of the General Partner, which consent may be given or withheld in the General Partner's discretion. The admission of any Person as an Additional Limited Partner shall become effective on the date upon which the name of such Person is recorded as such in the books and records of the Partnership, following the consent of the General Partner to such admission.

Section 10.5    Amendment of Agreement and Certificate of Limited Partnership.

        To effect the admission to the Partnership of any Partner, the General Partner shall take all steps necessary and appropriate under the Delaware Act to amend the records of the Partnership to reflect such admission and, if necessary, to prepare as soon as practicable an amendment to this Agreement and, if required by law, the General Partner shall prepare and file an amendment to the Certificate of Limited Partnership, and the General Partner may for this purpose, among others, exercise the power of attorney granted pursuant to Section 2.6.

ARTICLE XI

WITHDRAWAL OR REMOVAL OF PARTNERS

Section 11.1    Withdrawal of the General Partner.

        (a)  The General Partner shall be deemed to have withdrawn from the Partnership upon the occurrence of any one of the following events (each such event herein referred to as an "Event of Withdrawal");

          (i)    The General Partner voluntarily withdraws from the Partnership by giving written notice to the other Partners;

          (ii)  The General Partner transfers all of its rights as General Partner pursuant to Section 4.6;

          (iii)  The General Partner is removed pursuant to Section 11.2;

          (iv)  The General Partner (A) makes a general assignment for the benefit of creditors; (B) files a voluntary bankruptcy petition for relief under Chapter 7 of the United States Bankruptcy Code; (C) files a petition or answer seeking for itself a liquidation, dissolution or similar relief (but not a reorganization) under any law; (D) files an answer or other pleading admitting or failing to contest the material allegations of a petition filed against the General Partner in a proceeding of the type described in clauses (A)-(C) of this Section 11.1(a)(iv); or (E) seeks, consents to or acquiesces in the appointment of a trustee (but not a debtor-in-possession), receiver or liquidator of the General Partner or of all or any substantial part of its properties;

          (v)  A final and non-appealable order of relief under Chapter 7 of the United States Bankruptcy Code is entered by a court with appropriate jurisdiction pursuant to a voluntary or involuntary petition by or against the General Partner; or

          (vi)  (A) in the event the General Partner is a corporation, a certificate of dissolution or its equivalent is filed for the General Partner, or 90 days expire after the date of notice to the General Partner of revocation of its charter without a reinstatement of its charter, under the laws of its state of incorporation; (B) in the event the General Partner is a partnership or a limited liability company, the dissolution and commencement of winding up of the General Partner; (C) in the event the General Partner is acting in such capacity by virtue of being a trustee of a trust, the termination of the trust; (D) in the event the General Partner is a natural person, his death or adjudication of incompetency; and (E) otherwise in the event of the termination of the General Partner.

If an Event of Withdrawal specified in Section 11.1(a)(iv), (v) or (vi)(A), (B), (C) or (E) occurs, the withdrawing General Partner shall give notice to the Limited Partners within 30 days after such occurrence. The Partners hereby agree that only the Events of Withdrawal described in this Section 11.1 shall result in the withdrawal of the General Partner from the Partnership.

        (b)  Withdrawal of the General Partner from the Partnership upon the occurrence of an Event of Withdrawal shall not constitute a breach of this Agreement under the following circumstances: (i) at any time during the period beginning on the Closing Date and ending at 12:00 midnight, Eastern Standard Time, on December 31, 2012, the General Partner voluntarily withdraws by giving at least 90 days' advance notice of its intention to withdraw to the Limited Partners; provided that prior to the effective date of such withdrawal, the withdrawal is approved by Unitholders holding at least a majority of the Outstanding Common Units (excluding Common Units held by the General Partner and its Affiliates) and the General Partner delivers to the Partnership an Opinion of Counsel ("Withdrawal Opinion of Counsel") that such withdrawal (following the selection of the successor General Partner) would not result in the loss of the limited liability of any Limited Partner or any Group Member or cause any Group Member to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not previously treated as such); (ii) at any time after 12:00 midnight, Eastern Standard Time, on December 31, 2012, the General Partner voluntarily withdraws by giving at least 90 days' advance notice to the Unitholders, such withdrawal to take effect on the date specified in such notice; (iii) at any time that the General Partner ceases to be the General Partner pursuant to Section 11.1(a)(ii) or is removed pursuant to Section 11.2; or (iv) notwithstanding clause (i) of this sentence, at any time that the General Partner voluntarily withdraws by giving at least 90 days' advance notice of its intention to withdraw to the Limited Partners, such withdrawal to take effect on the date specified in the notice, if at the time such notice is given one Person and its Affiliates (other than the General Partner and its Affiliates) own beneficially or of record or control at least 50% of the Outstanding Units. The withdrawal of the General Partner from the Partnership upon the occurrence of an Event of Withdrawal shall also constitute the withdrawal of the General Partner as general partner or managing member, to the extent applicable, of the other Group Members. If the General Partner gives a notice of withdrawal pursuant to Section 11.1(a)(i), the holders of a Unit Majority, may, prior to the effective date of such withdrawal, elect a successor General Partner. The Person so elected as successor General Partner shall automatically become the successor general partner or managing member, to the extent applicable, of the other Group Members of which the General Partner is a general partner or a managing member. If, prior to the effective date of the General Partner's withdrawal, a successor is not selected by the Unitholders as provided herein or the Partnership does not receive a Withdrawal Opinion of Counsel, the Partnership shall be dissolved in accordance with Section 12.1. Any successor General Partner elected in accordance with the terms of this Section 11.1 shall be subject to the provisions of Section 10.3.

Section 11.2    Removal of the General Partner.

        The General Partner may be removed if such removal is approved by the Unitholders holding at least 66 2/3% of the Outstanding Units (including Units held by the General Partner and its Affiliates). Any such action by such holders for removal of the General Partner must also provide for the election of a successor General Partner by the Unitholders holding a majority of the outstanding Common Units voting as a class and a majority of the outstanding Subordinated Units voting as a class (including Units held by the General Partner and its Affiliates). Such removal shall be effective immediately following the admission of a successor General Partner pursuant to Section 10.3. The removal of the General Partner shall also automatically constitute the removal of the General Partner as general partner or managing member, to the extent applicable, of the other Group Members of which the General Partner is a general partner or a managing member. If a Person is elected as a successor General Partner in accordance with the terms of this Section 11.2, such Person shall, upon admission pursuant to Section 10.3, automatically become a successor general partner or managing member, to the extent applicable, of the other Group Members of which the General Partner is a general partner or a managing member. The right of the holders of Outstanding Units to remove the General Partner shall not exist or be exercised unless the Partnership has received an opinion opining as to the matters covered by a Withdrawal Opinion of Counsel. Any successor General Partner elected in accordance with the terms of this Section 11.2 shall be subject to the provisions of Section 10.3.

Section 11.3    Interest of Departing Partner and Successor General Partner.

        (a)  In the event of (i) withdrawal of the General Partner under circumstances where such withdrawal does not violate this Agreement or (ii) removal of the General Partner by the holders of Outstanding Units under circumstances where Cause does not exist, if the successor General Partner is elected in accordance with the terms of Section 11.1 or 11.2, the Departing Partner shall have the option, exercisable prior to the effective date of the departure of such Departing Partner, to require its successor to purchase its General Partner Interest and its general partner interest (or equivalent interest), if any, in the other Group Members and all of its Incentive Distribution Rights (collectively, the "Combined Interest") in exchange for an amount in cash equal to the fair market value of such Combined Interest, such amount to be determined and payable as of the effective date of its departure. If the General Partner is removed by the Unitholders under circumstances where Cause exists or if the General Partner withdraws under circumstances where such withdrawal violates this Agreement, and if a successor General Partner is elected in accordance with the terms of Section 11.1 or 11.2, such successor shall have the option, exercisable prior to the effective date of the departure of such Departing Partner, to purchase the Combined Interest for such fair market value of such Combined Interest of the Departing Partner. In either event, the Departing Partner shall be entitled to receive all reimbursements due such Departing Partner pursuant to Section 7.4, including any employee-related liabilities (including severance liabilities), incurred in connection with the termination of any employees employed by the Departing Partner for the benefit of the Partnership or the other Group Members.

        For purposes of this Section 11.3(a), the fair market value of the Departing Partner's Combined Interest shall be determined by agreement between the Departing Partner and its successor or, failing agreement within 30 days after the effective date of such Departing Partner's departure, by an independent investment banking firm or other independent expert selected by the Departing Partner and its successor, which, in turn, may rely on other experts, and the determination of which shall be conclusive as to such matter. If such parties cannot agree upon one independent investment banking firm or other independent expert within 45 days after the effective date of such departure, then the Departing Partner shall designate an independent investment banking firm or other independent expert, the Departing Partner's successor shall designate an independent investment banking firm or other independent expert, and such firms or experts shall mutually select a third independent investment banking firm or independent expert, which third independent investment banking firm or other independent expert shall determine the fair market value of the Combined Interest of the Departing Partner. In making its determination, such third independent investment banking firm or other independent expert may consider the then current trading price of Units on any National Securities Exchange on which Units are then listed, the value of the Partnership's assets, the rights and obligations of the Departing Partner and other factors it may deem relevant.

        (b)  If the Combined Interest is not purchased in the manner set forth in Section 11.3(a), the Departing Partner (or its transferee) shall become a Limited Partner and its Combined Interest shall be converted into Common Units pursuant to a valuation made by an investment banking firm or other independent expert selected pursuant to Section 11.3(a), without reduction in such Partnership Interest (but subject to proportionate dilution by reason of the admission of its successor). Any successor General Partner shall indemnify the Departing Partner (or its transferee) as to all debts and liabilities of the Partnership arising on or after the date on which the Departing Partner (or its transferee) becomes a Limited Partner. For purposes of this Agreement, conversion of the Combined Interest of the Departing Partner to Common Units will be characterized as if the Departing Partner (or its transferee) contributed its Combined Interest to the Partnership in exchange for the newly issued Common Units.

        (c)  If a successor General Partner is elected in accordance with the terms of Section 11.1 or 11.2 and the option described in Section 11.3(a) is not exercised by the party entitled to do so, the successor General Partner shall, at the effective date of its admission to the Partnership, contribute to the Partnership cash in the amount equal to 2/98ths of the Net Agreed Value of the Partnership's assets on such date. In such event, such successor General Partner shall, subject to the following sentence, be entitled to 2% of all Partnership allocations and distributions to which the Departing Partner was entitled. In addition, the successor General Partner shall cause this Agreement to be amended to reflect that, from and after the date of such successor General Partner's admission, the successor General Partner's interest in all Partnership distributions and allocations shall be 2%.

Section 11.4    Termination of Subordination Period, Conversion of Subordinated Units and Extinguishment of Cumulative Common Unit Arrearages.

        Notwithstanding any provision of this Agreement, if the General Partner is removed as general partner of the Partnership under circumstances where Cause does not exist and Units held by the General Partner and its Affiliates are not voted in favor of such removal, (i) the Subordination Period will end and all Outstanding Subordinated Units will immediately and automatically convert into Common Units on a one-for-one basis and (ii) all Cumulative Common Unit Arrearages on the Common Units will be extinguished.

Section 11.5    Withdrawal of Limited Partners.

        No Limited Partner shall have any right to withdraw from the Partnership; provided, however, that when a transferee of a Limited Partner's Limited Partner Interest becomes a Record Holder of the Limited Partner Interest so transferred, such transferring Limited Partner shall cease to be a Limited Partner with respect to the Limited Partner Interest so transferred.

ARTICLE XII

DISSOLUTION AND LIQUIDATION

Section 12.1    Dissolution.

        The Partnership shall not be dissolved by the admission of Substituted Limited Partners or Additional Limited Partners or by the admission of a successor General Partner in accordance with the terms of this Agreement. Upon the removal or withdrawal of the General Partner, if a successor General Partner is elected pursuant to Section 11.1 or 11.2, the Partnership shall not be dissolved and such successor General Partner shall continue the business of the Partnership. The Partnership shall dissolve, and (subject to Section 12.2) its affairs shall be wound up, upon:

        (a)  an Event of Withdrawal of the General Partner as provided in Section 11.1(a) (other than Section 11.1(a)(ii)), unless a successor is elected and an Opinion of Counsel is received as provided in Section 11.1(b) or 11.2 and such successor is admitted to the Partnership pursuant to Section 10.3;

        (b)  an election to dissolve the Partnership by the General Partner that is approved by the holders of a Unit Majority;

        (c)  the entry of a decree of judicial dissolution of the Partnership pursuant to the provisions of the Delaware Act; or

        (d)  the sale of all or substantially all of the assets and properties of the Partnership Group.

Section 12.2    Continuation of the Business of the Partnership After Dissolution.

        Upon (a) dissolution of the Partnership following an Event of Withdrawal caused by the withdrawal or removal of the General Partner as provided in Section 11.1(a)(i) or (iii) and the failure of the Partners to select a successor to such Departing Partner pursuant to Section 11.1 or 11.2, then within 90 days thereafter, or (b) dissolution of the Partnership upon an event constituting an Event of Withdrawal as defined in Section 11.1(a)(iv), (v) or (vi), then, to the maximum extent permitted by law, within 180 days thereafter, the holders of a Unit Majority may elect to reconstitute the Partnership and continue its business on the same terms and conditions set forth in this Agreement by forming a new limited partnership on terms identical to those set forth in this Agreement and having as the successor General partner a Person approved by the holders of a Unit Majority. Unless such an election is made within the applicable time period as set forth above, the Partnership shall conduct only activities necessary to wind up its affairs. If such an election is so made, then:

          (i)    the reconstituted Partnership shall continue unless earlier dissolved in accordance with this Article XII;

          (ii)  if the successor General Partner is not the former General Partner, then the interest of the former General Partner shall be treated in the manner provided in Section 11.3; and

          (iii)  all necessary steps shall be taken to cancel this Agreement and the Certificate of Limited Partnership and to enter into and, as necessary, to file a new partnership agreement and certificate of limited partnership, and the successor General Partner may for this purpose exercise the powers of attorney granted the General Partner pursuant to Section 2.6; provided, that the right of the holders of a Unit Majority to approve a successor General Partner and to reconstitute and to continue the business of the Partnership shall not exist and may not be exercised unless the Partnership has received an Opinion of Counsel that (x) the exercise of the right would not result in the loss of limited liability of any Limited Partner and (y) neither the Partnership, the reconstituted limited partnership nor the Operating Partnership or any other Group Member would be treated as an association taxable as a corporation or otherwise be taxable as an entity for federal income tax purposes upon the exercise of such right to continue.

Section 12.3    Liquidator.

        Upon dissolution of the Partnership, unless the Partnership is continued under an election to reconstitute and continue the Partnership pursuant to Section 12.2, the General Partner shall select one or more Persons to act as Liquidator. The Liquidator (if other than the General Partner) shall be entitled to receive such compensation for its services as may be approved by holders of at least a majority of the Outstanding Common Units and Subordinated Units voting as a single class. The Liquidator (if other than the General Partner) shall agree not to resign at any time without 15 days' prior notice and may be removed at any time, with or without cause, by notice of removal approved by holders of at least a majority of the Outstanding Common Units and Subordinated Units voting as a single class. Upon dissolution, removal or resignation of the Liquidator, a successor and substitute Liquidator (who shall have and succeed to all rights, powers and duties of the original Liquidator) shall within 30 days thereafter be approved by holders of at least a majority of the Outstanding Common Units and Subordinated Units voting as a single class. The right to approve a successor or substitute Liquidator in the manner provided herein shall be deemed to refer also to any such successor or substitute Liquidator approved in the manner herein provided. Except as expressly provided in this Article XII, the Liquidator approved in the manner provided herein shall have and may exercise, without further authorization or consent of any of the parties hereto, all of the powers conferred upon the General Partner under the terms of this Agreement (but subject to all of the applicable limitations, contractual and otherwise, upon the exercise of such powers, other than the limitation on sale set forth in Section 7.3(b)) to the extent necessary or desirable in the good faith judgment of the Liquidator to carry out the duties and functions of the Liquidator hereunder for and during such period of time as shall be reasonably required in the good faith judgment of the Liquidator to complete the winding up and liquidation of the Partnership as provided for herein.

Section 12.4    Liquidation.

        The Liquidator shall proceed to dispose of the assets of the Partnership, discharge its liabilities, and otherwise wind up its affairs in such manner and over such period as the Liquidator determines to be in the best interest of the Partners, subject to Section 17-804 of the Delaware Act and the following:

        (a)  The assets may be disposed of by public or private sale or by distribution in kind to one or more Partners on such terms as the Liquidator and such Partner or Partners may agree. If any property is distributed in kind, the Partner receiving the property shall be deemed for purposes of Section 12.4(c) to have received cash equal to its fair market value; and contemporaneously therewith, appropriate cash distributions must be made to the other Partners. The Liquidator may, in its absolute discretion, defer liquidation or distribution of the Partnership's assets for a reasonable time if it determines that an immediate sale or distribution of all or some of the Partnership's assets would be impractical or would cause undue loss to the Partners. The Liquidator may, in its absolute discretion, distribute the Partnership's assets, in whole or in part, in kind if it determines that a sale would be impractical or would cause undue loss to the Partners.

        (b)  Liabilities of the Partnership include amounts owed to the Liquidator as compensation for serving in such capacity (subject to the terms of Section 12.3) and amounts to Partners otherwise than in respect of their distribution rights under Article VI. With respect to any liability that is contingent, conditional or unmatured or is otherwise not yet due and payable, the Liquidator shall either settle such claim for such amount as it thinks appropriate or establish a reserve of cash or other assets to provide for its payment. When paid, any unused portion of the reserve shall be distributed as additional liquidation proceeds.

        (c)  All property and all cash in excess of that required to discharge liabilities as provided in Section 12.4(b) shall be distributed to the Partners in accordance with, and to the extent of, the positive balances in their respective Capital Accounts, as determined after taking into account all Capital Account adjustments (other than those made by reason of distributions pursuant to this Section 12.4(c)) for the taxable year of the Partnership during which the liquidation of the Partnership occurs (with such date of occurrence being determined pursuant to Treasury Regulation Section 1.704-1(b)(2)(ii)(g)), and such distribution shall be made by the end of such taxable year (or, if later, within 90 days after said date of such occurrence).

Section 12.5    Cancellation of Certificate of Limited Partnership.

        Upon the completion of the distribution of Partnership cash and property as provided in Section 12.4 in connection with the liquidation of the Partnership, the Partnership shall be terminated and the Certificate of Limited Partnership and all qualifications of the Partnership as a foreign limited partnership in jurisdictions other than the State of Delaware shall be canceled and such other actions as may be necessary to terminate the Partnership shall be taken.

Section 12.6    Return of Contributions.

        The General Partner shall not be personally liable for, and shall have no obligation to contribute or loan any monies or property to the Partnership to enable it to effectuate, the return of the Capital Contributions of the Limited Partners or Unitholders, or any portion thereof, it being expressly understood that any such return shall be made solely from Partnership assets.

Section 12.7    Waiver of Partition.

        To the maximum extent permitted by law, each Partner hereby waives any right to partition of the Partnership property.

Section 12.8    Capital Account Restoration.

        No Limited Partner shall have any obligation to restore any negative balance in its Capital Account upon liquidation of the Partnership. The General Partner shall be obligated to restore any negative balance in its Capital Account upon liquidation of its interest in the Partnership by the end of the taxable year of the Partnership during which such liquidation occurs, or, if later, within 90 days after the date of such liquidation.

ARTICLE XIII

AMENDMENT OF PARTNERSHIP AGREEMENT; MEETINGS; RECORD DATE

Section 13.1    Amendment to be Adopted Solely by the General Partner.

        Each Partner agrees that the General Partner, without the approval of any Partner or Assignee, may amend any provision of this Agreement and execute, swear to, acknowledge, deliver, file and record whatever documents may be required in connection therewith, to reflect:

        (a)  a change in the name of the Partnership, the location of the principal place of business of the Partnership, the registered agent of the Partnership or the registered office of the Partnership;

        (b)  admission, substitution, withdrawal or removal of Partners in accordance with this Agreement;

        (c)  a change that, in the sole discretion of the General Partner, is necessary or advisable to qualify or continue the qualification of the Partnership as a limited partnership or a partnership in which the Limited Partners have limited liability under the laws of any state or to ensure that the Group Members will not be treated as associations taxable as corporations or otherwise taxed as entities for federal income tax purposes;

        (d)  a change that, in the discretion of the General Partner, (i) does not adversely affect the Limited Partners (including any particular class of Partnership Interests as compared to other classes of Partnership Interests) in any material respect, (ii) is necessary or advisable to (A) satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute (including the Delaware Act) or (B) facilitate the trading of the Units (including the division of any class or classes of Outstanding Units into different classes to facilitate uniformity of tax consequences within such classes of Units) or comply with any rule, regulation, guideline or requirement of any National Securities Exchange on which the Units are or will be listed for trading, compliance with any of which the General Partner determines in its discretion to be in the best interests of the Partnership and the Limited Partners, (iii) is necessary or advisable in connection with action taken by the General Partner pursuant to Section 5.10 or (iv) is required to effect the intent expressed in the Registration Statement or the intent of the provisions of this Agreement or is otherwise contemplated by this Agreement;

        (e)  a change in the fiscal year or taxable year of the Partnership and any changes that, in the discretion of the General Partner, are necessary or advisable as a result of a change in the fiscal year or taxable year of the Partnership including, if the General Partner shall so determine, a change in the definition of "Quarter" and the dates on which distributions are to be made by the Partnership;

        (f)    an amendment that is necessary, in the Opinion of Counsel, to prevent the Partnership, or the General Partner or its directors, officers, trustees or agents from in any manner being subjected to the provisions of the Investment Company Act of 1940, as amended, the Investment Advisers Act of 1940, as amended, or "plan asset" regulations adopted under the Employee Retirement Income Security Act of 1974, as amended, regardless of whether such are substantially similar to plan asset regulations currently applied or proposed by the United States Department of Labor;

        (g)  subject to the terms of Section 5.7, an amendment that, in the discretion of the General Partner, is necessary or advisable in connection with the authorization of issuance of any class or series of Partnership Securities pursuant to Section 5.6;

        (h)  any amendment expressly permitted in this Agreement to be made by the General Partner acting alone;

        (i)    an amendment effected, necessitated or contemplated by a Merger Agreement approved in accordance with Section 14.3;

        (j)    an amendment that, in the discretion of the General Partner, is necessary or advisable to reflect, account for and deal with appropriately the formation by the Partnership of, or investment by the Partnership in, any corporation, partnership, joint venture, limited liability company or other entity, in connection with the conduct by the Partnership of activities permitted by the terms of Section 2.4;

        (k)  a merger or conveyance pursuant to Section 14.3(d); or

        (l)    any other amendments substantially similar to the foregoing.

Section 13.2    Amendment Procedures.

        Except as provided in Sections 13.1 and 13.3, all amendments to this Agreement shall be made in accordance with the following requirements. Amendments to this Agreement may be proposed only by or with the consent of the General Partner which consent may be given or withheld in its sole discretion. A proposed amendment shall be effective upon its approval by the holders of a Unit Majority, unless a greater or different percentage is required under this Agreement or by Delaware law. Each proposed amendment that requires the approval of the holders of a specified percentage of Outstanding Units shall be set forth in a writing that contains the text of the proposed amendment. If such an amendment is proposed, the General Partner shall seek the written approval of the requisite percentage of Outstanding Units or call a meeting of the Unitholders to consider and vote on such proposed amendment. The General Partner shall notify all Record Holders upon final adoption of any such proposed amendments.

Section 13.3    Amendment Requirements.

        (a)  Notwithstanding the provisions of Sections 13.1 and 13.2, no provision of this Agreement that establishes a percentage of Outstanding Units (including Units deemed owned by the General Partner) required to take any action shall be amended, altered, changed, repealed or rescinded in any respect that would have the effect of reducing such voting percentage unless such amendment is approved by the written consent or the affirmative vote of holders of Outstanding Units whose aggregate Outstanding Units constitute not less than the voting requirement sought to be reduced.

        (b)  Notwithstanding the provisions of Sections 13.1 and 13.2, no amendment to this Agreement may (i) enlarge the obligations of any Limited Partner without its consent, unless such shall be deemed to have occurred as a result of an amendment approved pursuant to Section 13.3(c), (ii) enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable to, the General Partner or any of its Affiliates without its consent, which consent may be given or withheld in its sole discretion, (iii) change Section 12.1(b), or (iv) change the term of the Partnership or, except as set forth in Section 12.1(b), give any Person the right to dissolve the Partnership.

        (c)  Except as provided in Section 14.3, and without limitation of the General Partner's authority to adopt amendments to this Agreement without the approval of any Partners or Assignees as contemplated in Section 13.1, any amendment that would have a material adverse effect on the rights or preferences of any class of Partnership Interests in relation to other classes of Partnership Interests must be approved by the holders of not less than a majority of the Outstanding Partnership Interests of the class affected.

        (d)  Notwithstanding any other provision of this Agreement, except for amendments pursuant to Section 13.1 and except as otherwise provided by Section 14.3(b), no amendments shall become effective without the approval of the holders of at least 90% of the Outstanding Units voting as a single class unless the Partnership obtains an Opinion of Counsel to the effect that such amendment will not affect the limited liability of any Limited Partner under applicable law.

        (e)  Except as provided in Section 13.1, this Section 13.3 shall only be amended with the approval of the holders of at least 90% of the Outstanding Units.

Section 13.4    Special Meetings.

        All acts of Limited Partners to be taken pursuant to this Agreement shall be taken in the manner provided in this Article XIII. Special meetings of the Limited Partners may be called by the General Partner or by Limited Partners owning 20% or more of the Outstanding Units of the class or classes for which a meeting is proposed. Limited Partners shall call a special meeting by delivering to the General Partner one or more requests in writing stating that the signing Limited Partners wish to call a special meeting and indicating the general or specific purposes for which the special meeting is to be called. Within 60 days after receipt of such a call from Limited Partners or within such greater time as may be reasonably necessary for the Partnership to comply with any statutes, rules, regulations, listing agreements or similar requirements governing the holding of a meeting or the solicitation of proxies for use at such a meeting, the General Partner shall send a notice of the meeting to the Limited Partners either directly or indirectly through the Transfer Agent. A meeting shall be held at a time and place determined by the General Partner on a date not less than 10 days nor more than 60 days after the mailing of notice of the meeting. Limited Partners shall not vote on matters that would cause the Limited Partners to be deemed to be taking part in the management and control of the business and affairs of the Partnership so as to jeopardize the Limited Partners' limited liability under the Delaware Act or the law of any other state in which the Partnership is qualified to do business.

Section 13.5    Notice of a Meeting.

        Notice of a meeting called pursuant to Section 13.4 shall be given to the Record Holders of the class or classes of Units for which a meeting is proposed in writing by mail or other means of written communication in accordance with Section 16.1. The notice shall be deemed to have been given at the time when deposited in the mail or sent by other means of written communication.

Section 13.6    Record Date.

        For purposes of determining the Limited Partners entitled to notice of or to vote at a meeting of the Limited Partners or to give approvals without a meeting as provided in Section 13.11 the General Partner may set a Record Date, which shall not be less than 10 nor more than 60 days before (a) the date of the meeting (unless such requirement conflicts with any rule, regulation, guideline or requirement of any National Securities Exchange on which the Units are listed for trading, in which case the rule, regulation, guideline or requirement of such exchange shall govern) or (b) in the event that approvals are sought without a meeting, the date by which Limited Partners are requested in writing by the General Partner to give such approvals.

Section 13.7    Adjournment.

        When a meeting is adjourned to another time or place, notice need not be given of the adjourned meeting and a new Record Date need not be fixed, if the time and place thereof are announced at the meeting at which the adjournment is taken, unless such adjournment shall be for more than 45 days. At the adjourned meeting, the Partnership may transact any business which might have been transacted at the original meeting. If the adjournment is for more than 45 days or if a new Record Date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given in accordance with this Article XIII.

Section 13.8    Waiver of Notice; Approval of Meeting; Approval of Minutes.

        The transactions of any meeting of Limited Partners, however called and noticed, and whenever held, shall be as valid as if it had occurred at a meeting duly held after regular call and notice, if a quorum is present either in person or by proxy, and if, either before or after the meeting, Limited Partners representing such quorum who were present in person or by proxy and entitled to vote, sign a written waiver of notice or an approval of the holding of the meeting or an approval of the minutes thereof. All waivers and approvals shall be filed with the Partnership records or made a part of the minutes of the meeting. Attendance of a Limited Partner at a meeting shall constitute a waiver of notice of the meeting, except when the Limited Partner does not approve, at the beginning of the meeting, of the transaction of any business because the meeting is not lawfully called or convened; and except that attendance at a meeting is not a waiver of any right to disapprove the consideration of matters required to be included in the notice of the meeting, but not so included, if the disapproval is expressly made at the meeting.

Section 13.9    Quorum.

        The holders of a majority of the Outstanding Units of the class or classes for which a meeting has been called (including Outstanding Units deemed owned by the General Partner) represented in person or by proxy shall constitute a quorum at a meeting of Limited Partners of such class or classes unless any such action by the Limited Partners requires approval by holders of a greater percentage of such Units, in which case the quorum shall be such greater percentage. At any meeting of the Limited Partners duly called and held in accordance with this Agreement at which a quorum is present, the act of Limited Partners holding Outstanding Units that in the aggregate represent a majority of the Outstanding Units entitled to vote and be present in person or by proxy at such meeting shall be deemed to constitute the act of all Limited Partners, unless a greater or different percentage is required with respect to such action under the provisions of this Agreement, in which case the act of the Limited Partners holding Outstanding Units that in the aggregate represent at least such greater or different percentage shall be required. The Limited Partners present at a duly called or held meeting at which a quorum is present may continue to transact business until adjournment, notwithstanding the withdrawal of enough Limited Partners to leave less than a quorum, if any action taken (other than adjournment) is approved by the required percentage of Outstanding Units specified in this Agreement (including Outstanding Units deemed owned by the General Partner). In the absence of a quorum any meeting of Limited Partners may be adjourned from time to time by the affirmative vote of holders of at least a majority of the Outstanding Units entitled to vote at such meeting (including Outstanding Units deemed owned by the General Partner) represented either in person or by proxy, but no other business may be transacted, except as provided in Section 13.7.

Section 13.10    Conduct of a Meeting.

        The General Partner shall have full power and authority concerning the manner of conducting any meeting of the Limited Partners or solicitation of approvals in writing, including the determination of Persons entitled to vote, the existence of a quorum, the satisfaction of the requirements of Section 13.4, the conduct of voting, the validity and effect of any proxies and the determination of any controversies, votes or challenges arising in connection with or during the meeting or voting. The General Partner shall designate a Person to serve as chairman of any meeting and shall further designate a Person to take the minutes of any meeting. All minutes shall be kept with the records of the Partnership maintained by the General Partner. The General Partner may make such other regulations consistent with applicable law and this Agreement as it may deem advisable concerning the conduct of any meeting of the Limited Partners or solicitation of approvals in writing, including regulations in regard to the appointment of proxies, the appointment and duties of inspectors of votes and approvals, the submission and examination of proxies and other evidence of the right to vote, and the revocation of approvals in writing.

Section 13.11    Action Without a Meeting.

        If authorized by the General Partner, any action that may be taken at a meeting of the Limited Partners may be taken without a meeting if an approval in writing setting forth the action so taken is signed by Limited Partners owning not less than the minimum percentage of the Outstanding Units (including Units deemed owned by the General Partner) that would be necessary to authorize or take such action at a meeting at which all the Limited Partners were present and voted (unless such provision conflicts with any rule, regulation, guideline or requirement of any National Securities Exchange on which the Units are listed for trading, in which case the rule, regulation, guideline or requirement of such exchange shall govern). Prompt notice of the taking of action without a meeting shall be given to the Limited Partners who have not approved in writing. The General Partner may specify that any written ballot submitted to Limited Partners for the purpose of taking any action without a meeting shall be returned to the Partnership within the time period, which shall be not less than 20 days, specified by the General Partner. If a ballot returned to the Partnership does not vote all of the Units held by the Limited Partners, the Partnership shall be deemed to have failed to receive a ballot for the Units that were not voted. If approval of the taking of any action by the Limited Partners is solicited by any Person other than by or on behalf of the General Partner, the written approvals shall have no force and effect unless and until (a) they are deposited with the Partnership in care of the General Partner, (b) approvals sufficient to take the action proposed are dated as of a date not more than 90 days prior to the date sufficient approvals are deposited with the Partnership and (c) an Opinion of Counsel is delivered to the General Partner to the effect that the exercise of such right and the action proposed to be taken with respect to any particular matter (i) will not cause the Limited Partners to be deemed to be taking part in the management and control of the business and affairs of the Partnership so as to jeopardize the Limited Partners' limited liability, and (ii) is otherwise permissible under the state statutes then governing the rights, duties and liabilities of the Partnership and the Partners.

Section 13.12    Voting and Other Rights.

        (a)  Only those Record Holders of the Units on the Record Date set pursuant to Section 13.6 (and also subject to the limitations contained in the definition of "Outstanding") shall be entitled to notice of, and to vote at, a meeting of Limited Partners or to act with respect to matters as to which the holders of the Outstanding Units have the right to vote or to act. All references in this Agreement to votes of, or other acts that may be taken by, the Outstanding Units shall be deemed to be references to the votes or acts of the Record Holders of such Outstanding Units.

        (b)  With respect to Units that are held for a Person's account by another Person (such as a broker, dealer, bank, trust company or clearing corporation, or an agent of any of the foregoing), in whose name such Units are registered, such other Person shall, in exercising the voting rights in respect of such Units on any matter, and unless the arrangement between such Persons provides otherwise, vote such Units in favor of, and at the direction of, the Person who is the beneficial owner, and the Partnership shall be entitled to assume it is so acting without further inquiry. The provisions of this

Section 13.12(b) (as well as all other provisions of this Agreement) are subject to the provisions of Section 4.3.

ARTICLE XIV

MERGER

Section 14.1    Authority.

        The Partnership may merge or consolidate with one or more corporations, limited liability companies, business trusts or associations, real estate investment trusts, common law trusts or unincorporated businesses, including a general partnership or limited partnership, formed under the laws of the State of Delaware or any other state of the United States of America, pursuant to a written agreement of merger or consolidation ("Merger Agreement") in accordance with this Article XIV.

Section 14.2    Procedure for Merger or Consolidation.

        Merger or consolidation of the Partnership pursuant to this Article XIV requires the prior approval of the General Partner. If the General Partner shall determine, in the exercise of its discretion, to consent to the merger or consolidation, the General Partner shall approve the Merger Agreement, which shall set forth:

        (a)  the names and jurisdictions of formation or organization of each of the business entities proposing to merge or consolidate;

        (b)  the name and jurisdiction of formation or organization of the business entity that is to survive the proposed merger or consolidation (the "Surviving Business Entity");

        (c)  the terms and conditions of the proposed merger or consolidation;

        (d)  the manner and basis of exchanging or converting the equity securities of each constituent business entity for, or into, cash, property or general or limited partner interests, rights, securities or obligations of the Surviving Business Entity; and (i) if any general or limited partner interests, securities or rights of any constituent business entity are not to be exchanged or converted solely for, or into, cash, property or general or limited partner interests, rights, securities or obligations of the Surviving Business Entity, the cash, property or general or limited partner interests, rights, securities or obligations of any limited partnership, corporation, trust or other entity (other than the Surviving Business Entity) which the holders of such general or limited partner interests, securities or rights are to receive in exchange for, or upon conversion of their general or limited partner interests, securities or rights, and (ii) in the case of securities represented by certificates, upon the surrender of such certificates, which cash, property or general or limited partner interests, rights, securities or obligations of the Surviving Business Entity or any general or limited partnership, corporation, trust or other entity (other than the Surviving Business Entity), or evidences thereof, are to be delivered;

        (e)  a statement of any changes in the constituent documents or the adoption of new constituent documents (the articles or certificate of incorporation, articles of trust, declaration of trust, certificate or agreement of limited partnership or other similar charter or governing document) of the Surviving Business Entity to be effected by such merger or consolidation;

        (f)    the effective time of the merger, which may be the date of the filing of the certificate of merger pursuant to Section 14.4 or a later date specified in or determinable in accordance with the Merger Agreement (provided, that if the effective time of the merger is to be later than the date of the filing of the certificate of merger, the effective time shall be fixed no later than the time of the filing of the certificate of merger and stated therein); and

        (g)  such other provisions with respect to the proposed merger or consolidation as are deemed necessary or appropriate by the General Partner.

Section 14.3    Approval by Limited Partners of Merger or Consolidation.

        (a)  Except as provided in Section 14.3(d), the General Partner, upon its approval of the Merger Agreement, shall direct that the Merger Agreement be submitted to a vote of Limited Partners, whether at a special meeting or by written consent, in either case in accordance with the requirements of Article XIII. A copy or a summary of the Merger Agreement shall be included in or enclosed with the notice of a special meeting or the written consent.

        (b)  Except as provided in Section 14.3(d), the Merger Agreement shall be approved upon receiving the affirmative vote or consent of the holders of a Unit Majority unless the Merger Agreement contains any provision that, if contained in an amendment to this Agreement, the provisions of this Agreement or the Delaware Act would require for its approval the vote or consent of a greater percentage of the Outstanding Units or of any class of Limited Partners, in which case such greater percentage vote or consent shall be required for approval of the Merger Agreement.

        (c)  Except as provided in Section 14.3(d), after such approval by vote or consent of the Limited Partners, and at any time prior to the filing of the certificate of merger pursuant to Section 14.4, the merger or consolidation may be abandoned pursuant to provisions therefor, if any, set forth in the Merger Agreement.

        (d)  Notwithstanding anything else contained in this Article XIV or in this Agreement, the General Partner is permitted, in its discretion, without Limited Partner approval, to merge the Partnership or any Group Member into, or convey all of the Partnership's assets to, another limited liability entity which shall be newly formed and shall have no assets, liabilities or operations at the time of such Merger other than those it receives from the Partnership or other Group Member if (i) the General Partner has received an Opinion of Counsel that the merger or conveyance, as the case may be, would not result in the loss of the limited liability of any Limited Partner or any Group Member or cause the Partnership or any Group Member to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not previously treated as such), (ii) the sole purpose of such merger or conveyance is to effect a mere change in the legal form of the Partnership into another limited liability entity and (iii) the governing instruments of the new entity provide the Limited Partners and the General Partner with the same rights and obligations as are herein contained.

Section 14.4    Certificate of Merger.

        Upon the required approval by the General Partner and the Unitholders of a Merger Agreement, a certificate of merger shall be executed and filed with the Secretary of State of the State of Delaware in conformity with the requirements of the Delaware Act.

Section 14.5    Effect of Merger.

        (a)  At the effective time of the certificate of merger:

          (i)    all of the rights, privileges and powers of each of the business entities that has merged or consolidated, and all property, real, personal and mixed, and all debts due to any of those business entities and all other things and causes of action belonging to each of those business entities, shall be vested in the Surviving Business Entity and after the merger or consolidation shall be the property of the Surviving Business Entity to the extent they were of each constituent business entity;

          (ii)  the title to any real property vested by deed or otherwise in any of those constituent business entities shall not revert and is not in any way impaired because of the merger or consolidation;

          (iii)  all rights of creditors and all liens on or security interests in property of any of those constituent business entities shall be preserved unimpaired; and

          (iv)  all debts, liabilities and duties of those constituent business entities shall attach to the Surviving Business Entity and may be enforced against it to the same extent as if the debts, liabilities and duties had been incurred or contracted by it.

        (b)  A merger or consolidation effected pursuant to this Article shall not be deemed to result in a transfer or assignment of assets or liabilities from one entity to another.

ARTICLE XV

RIGHT TO ACQUIRE LIMITED PARTNER INTERESTS

Section 15.1    Right to Acquire Limited Partner Interests.

        (a)  Notwithstanding any other provision of this Agreement, if at any time more than 80% of the total Limited Partner Interests of any class then Outstanding is held by the General Partner and its Affiliates, the General Partner shall then have the right, which right it may assign and transfer in whole or in part to the Partnership or any Affiliate of the General Partner, exercisable in its sole discretion, to purchase all, but not less than all, of such Limited Partner Interests of such class then Outstanding held by Persons other than the General Partner and its Affiliates, at the greater of (x) the Current Market Price as of the date three days prior to the date that the notice described in Section 15.1(b) is mailed and (y) the highest price paid by the General Partner or any of its Affiliates for any such Limited Partner Interest of such class purchased during the 90-day period preceding the date that the notice described in Section 15.1(b) is mailed. As used in this Agreement, (i) "Current Market Price" as of any date of any class of Limited Partner Interests means the average of the daily Closing Prices (as hereinafter defined) per Limited Partner Interest of such class for the 20 consecutive Trading Days (as hereinafter defined) immediately prior to such date; (ii) "Closing Price" for any day means the last sale price on such day, regular way, or in case no such sale takes place on such day, the average of the closing bid and asked prices on such day, regular way, in either case as reported in the principal consolidated transaction reporting system with respect to securities listed or admitted for trading on the principal National Securities Exchange (other than the Nasdaq Stock Market) on which such Limited Partner Interests of such class are listed or admitted to trading or, if such Limited Partner Interests of such class are not listed or admitted to trading on any National Securities Exchange (other than the Nasdaq Stock Market), the last quoted price on such day or, if not so quoted, the average of the high bid and low asked prices on such day in the over-the-counter market, as reported by the Nasdaq Stock Market or such other system then in use, or, if on any such day such Limited Partner Interests of such class are not quoted by any such organization, the average of the closing bid and asked prices on such day as furnished by a professional market maker making a market in such Limited Partner Interests of such class selected by the General Partner, or if on any such day no market maker is making a market in such Limited Partner Interests of such class, the fair value of such Limited Partner Interests on such day as determined reasonably and in good faith by the General Partner; and (iii) "Trading Day" means a day on which the principal National Securities Exchange on which such Limited Partner Interests of any class are listed or admitted to trading is open for the transaction of business or, if Limited Partner Interests of a class are not listed or admitted to trading on any National Securities Exchange, a day on which banking institutions in New York City generally are open.

        (b)  If the General Partner, any Affiliate of the General Partner or the Partnership elects to exercise the right to purchase Limited Partner Interests granted pursuant to Section 15.1(a), the General Partner shall deliver to the Transfer Agent notice of such election to purchase (the "Notice of Election to Purchase") and shall cause the Transfer Agent to mail a copy of such Notice of Election to Purchase to the Record Holders of Limited Partner Interests of such class (as of a Record Date selected by the General Partner) at least 10, but not more than 60, days prior to the Purchase Date.

Such Notice of Election to Purchase shall also be published for a period of at least three consecutive days in at least two daily newspapers of general circulation printed in the English language and published in the Borough of Manhattan, New York. The Notice of Election to Purchase shall specify the Purchase Date and the price (determined in accordance with Section 15.1(a)) at which Limited Partner Interests will be purchased and state that the General Partner, its Affiliate or the Partnership, as the case may be, elects to purchase such Limited Partner Interests, upon surrender of Certificates representing such Limited Partner Interests in exchange for payment, at such office or offices of the Transfer Agent as the Transfer Agent may specify, or as may be required by any National Securities Exchange on which such Limited Partner Interests are listed or admitted to trading. Any such Notice of Election to Purchase mailed to a Record Holder of Limited Partner Interests at his address as reflected in the records of the Transfer Agent shall be conclusively presumed to have been given regardless of whether the owner receives such notice. On or prior to the Purchase Date, the General Partner, its Affiliate or the Partnership, as the case may be, shall deposit with the Transfer Agent cash in an amount sufficient to pay the aggregate purchase price of all of such Limited Partner Interests to be purchased in accordance with this Section 15.1. If the Notice of Election to Purchase shall have been duly given as aforesaid at least 10 days prior to the Purchase Date, and if on or prior to the Purchase Date the deposit described in the preceding sentence has been made for the benefit of the holders of Limited Partner Interests subject to purchase as provided herein, then from and after the Purchase Date, notwithstanding that any Certificate shall not have been surrendered for purchase, all rights of the holders of such Limited Partner Interests (including any rights pursuant to Articles IV, V, VI, and XII) shall thereupon cease, except the right to receive the purchase price (determined in accordance with Section 15.1(a)) for Limited Partner Interests therefor, without interest, upon surrender to the Transfer Agent of the Certificates representing such Limited Partner Interests, and such Limited Partner Interests shall thereupon be deemed to be transferred to the General Partner, its Affiliate or the Partnership, as the case may be, on the record books of the Transfer Agent and the Partnership, and the General Partner or any Affiliate of the General Partner, or the Partnership, as the case may be, shall be deemed to be the owner of all such Limited Partner Interests from and after the Purchase Date and shall have all rights as the owner of such Limited Partner Interests (including all rights as owner of such Limited Partner Interests pursuant to Articles IV, V, VI and XII).

        (c)  At any time from and after the Purchase Date, a holder of an Outstanding Limited Partner Interest subject to purchase as provided in this Section 15.1 may surrender his Certificate evidencing such Limited Partner Interest to the Transfer Agent in exchange for payment of the amount described in Section 15.1(a), therefor, without interest thereon.

ARTICLE XVI

GENERAL PROVISIONS

Section 16.1    Addresses and Notices.

        Any notice, demand, request, report or proxy materials required or permitted to be given or made to a Partner or Assignee under this Agreement shall be in writing and shall be deemed given or made when delivered in person or when sent by first class United States mail or by other means of written communication to the Partner or Assignee at the address described below. Any notice, payment or report to be given or made to a Partner or Assignee hereunder shall be deemed conclusively to have been given or made, and the obligation to give such notice or report or to make such payment shall be deemed conclusively to have been fully satisfied, upon sending of such notice, payment or report to the Record Holder of such Partnership Securities at his address as shown on the records of the Transfer Agent or as otherwise shown on the records of the Partnership, regardless of any claim of any Person who may have an interest in such Partnership Securities by reason of any assignment or otherwise. An affidavit or certificate of making of any notice, payment or report in accordance with the provisions of this Section 16.1 executed by the General Partner, the Transfer Agent or the mailing organization shall be prima facie evidence of the giving or making of such notice, payment or report. If any notice, payment or report addressed to a Record Holder at the address of such Record Holder appearing on the books and records of the Transfer Agent or the Partnership is returned by the United States Postal Service marked to indicate that the United States Postal Service is unable to deliver it, such notice, payment or report and any subsequent notices, payments and reports shall be deemed to have been duly given or made without further mailing (until such time as such Record Holder or another Person notifies the Transfer Agent or the Partnership of a change in his address) if they are available for the Partner or Assignee at the principal office of the Partnership for a period of one year from the date of the giving or making of such notice, payment or report to the other Partners and Assignees. Any notice to the Partnership shall be deemed given if received by the General Partner at the principal office of the Partnership designated pursuant to Section 2.3. The General Partner may rely and shall be protected in relying on any notice or other document from a Partner, Assignee or other Person if believed by it to be genuine.

Section 16.2    Further Action.

        The parties shall execute and deliver all documents, provide all information and take or refrain from taking action as may be necessary or appropriate to achieve the purposes of this Agreement.

Section 16.3    Binding Effect.

        This Agreement shall be binding upon and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives and permitted assigns.

Section 16.4    Integration.

        This Agreement constitutes the entire agreement among the parties hereto pertaining to the subject matter hereof and supersedes all prior agreements and understandings pertaining thereto.

Section 16.5    Creditors.

        None of the provisions of this Agreement shall be for the benefit of, or shall be enforceable by, any creditor of the Partnership.

Section 16.6    Waiver.

        No failure by any party to insist upon the strict performance of any covenant, duty, agreement or condition of this Agreement or to exercise any right or remedy consequent upon a breach thereof shall constitute waiver of any such breach of any other covenant, duty, agreement or condition.

Section 16.7    Counterparts.

        This Agreement may be executed in counterparts, all of which together shall constitute an agreement binding on all the parties hereto, notwithstanding that all such parties are not signatories to the original or the same counterpart. Each party shall become bound by this Agreement immediately upon affixing its signature hereto or, in the case of a Person acquiring a Unit, upon accepting the certificate evidencing such Unit or executing and delivering a Transfer Application as herein described, independently of the signature of any other party.

Section 16.8    Applicable Law.

        This Agreement shall be construed in accordance with and governed by the laws of the State of Delaware, without regard to the principles of conflicts of law.

Section 16.9    Invalidity of Provisions.

        If any provision of this Agreement is or becomes invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not be affected thereby.

Section 16.10    Consent of Partners.

        Each Partner hereby expressly consents and agrees that, whenever in this Agreement it is specified that an action may be taken upon the affirmative vote or consent of less than all of the Partners, such action may be so taken upon the concurrence of less than all of the Partners and each Partner shall be bound by the results of such action.

[REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK.]

        IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

GENERAL PARTNER:
CROSSTEX ENERGY GP, L.P.
By:	Crosstex Energy GP, LLC, its general partner
By:

Name:

Title:

ORGANIZATIONAL LIMITED PARTNER:
CROSSTEX ENERGY HOLDINGS INC.
By:

Name:

Title:

LIMITED PARTNERS:

All Limited Partners now and hereafter admitted as Limited Partners of the Partnership, pursuant to powers of attorney now and hereafter executed in favor of, and granted and delivered to the General Partner.
CROSSTEX ENERGY HOLDINGS INC.
By:

Name:

Title:

EXHIBIT A
to the Amended and Restated
Agreement of Limited Partnership of
Crosstex Energy, L.P.
Certificate Evidencing Common Units
Representing Limited Partner Interests in
Crosstex Energy, L.P.

No.	Common Units

        In accordance with Section 4.1 of the Amended and Restated Agreement of Limited Partnership of Crosstex Energy, L.P., as amended, supplemented or restated from time to time (the "Partnership Agreement"), Crosstex Energy, L.P., a Delaware limited partnership (the "Partnership"), hereby certifies that                          (the "Holder") is the registered owner of Common Units representing limited partner interests in the Partnership (the "Common Units") transferable on the books of the Partnership, in person or by duly authorized attorney, upon surrender of this Certificate properly endorsed and accompanied by a properly executed application for transfer of the Common Units represented by this Certificate. The rights, preferences and limitations of the Common Units are set forth in, and this Certificate and the Common Units represented hereby are issued and shall in all respects be subject to the terms and provisions of, the Partnership Agreement. Copies of the Partnership Agreement are on file at, and will be furnished without charge on delivery of written request to the Partnership at, the principal office of the Partnership located at 2501 Cedar Springs, Suite 600, Dallas, Texas 75201. Capitalized terms used herein but not defined shall have the meanings given them in the Partnership Agreement.

        The Holder, by accepting this Certificate, is deemed to have (i) requested admission as, and agreed to become, a Limited Partner and to have agreed to comply with and be bound by and to have executed the Partnership Agreement, (ii) represented and warranted that the Holder has all right, power and authority and, if an individual, the capacity necessary to enter into the Partnership Agreement, (iii) granted the powers of attorney provided for in the Partnership Agreement and (iv) made the waivers and given the consents and approvals contained in the Partnership Agreement.

        This Certificate shall not be valid for any purpose unless it has been countersigned and registered by the Transfer Agent and Registrar.

Dated:	Crosstex Energy, L.P.

Countersigned and Registered by:	By:	Crosstex Energy GP, L.P., its General Partner
By: Crosstex Energy GP, LLC, its general partner
By:

as Transfer Agent and Registrar	Name:

By:	By:

Authorized Signature		Secretary

[Reverse of Certificate]

ABBREVIATIONS

        The following abbreviations, when used in the inscription on the face of this Certificate, shall be construed as follows according to applicable laws or regulations:

TEN COM—	as tenants in common	UNIF GIFT/TRANSFERS MIN ACT
TEN ENT—	as tenants by the entireties	Custodian (Cust)(Minor)
JT TEN—	as joint tenants with right of survivorship and not as tenants in common	under Uniform Gifts/Transfers to CD Minors Act (State)

        Additional abbreviations, though not in the above list, may also be used.

ASSIGNMENT OF COMMON UNITS
in
CROSSTEX ENERGY, L.P.
IMPORTANT NOTICE REGARDING INVESTOR RESPONSIBILITIES
DUE TO TAX SHELTER STATUS OF
CROSSTEX ENERGY, L.P.

        You have acquired an interest in Crosstex Energy, L.P., 2501 Cedar Springs, Suite 600, Dallas, Texas 75201, whose taxpayer identification number is 16-1616605. The Internal Revenue Service has issued Crosstex Energy, L.P. the following tax shelter registration number:                         .

        YOU MUST REPORT THIS REGISTRATION NUMBER TO THE INTERNAL REVENUE SERVICE IF YOU CLAIM ANY DEDUCTION, LOSS, CREDIT OR OTHER TAX BENEFIT OR REPORT ANY INCOME BY REASON OF YOUR INVESTMENT IN CROSSTEX ENERGY, L.P.

        You must report the registration number as well as the name and taxpayer identification number of Crosstex Energy, L.P. on Form 8271. FORM 8271 MUST BE ATTACHED TO THE RETURN ON WHICH YOU CLAIM THE DEDUCTION, LOSS, CREDIT OR OTHER TAX BENEFIT OR REPORT ANY INCOME BY REASON OF YOUR INVESTMENT IN CROSSTEX ENERGY, L.P.

        If you transfer your interest in Crosstex Energy, L.P. to another person, you are required by the Internal Revenue Service to keep a list containing (a) that person's name, address and taxpayer identification number, (b) the date on which you transferred the interest and (c) the name, address and tax shelter registration number of Crosstex Energy, L.P. If you do not want to keep such a list, you must (1) send the information specified above to the Partnership, which will keep the list for this tax shelter, and (2) give a copy of this notice to the person to whom you transfer your interest. Your failure to comply with any of the above-described responsibilities could result in the imposition of a penalty under Section 6707(b) or 6708(a) of the Internal Revenue Code of 1986, as amended, unless such failure is shown to be due to reasonable cause.

        ISSUANCE OF A REGISTRATION NUMBER DOES NOT INDICATE THAT THIS INVESTMENT OR THE CLAIMED TAX BENEFITS HAVE BEEN REVIEWED, EXAMINED OR APPROVED BY THE INTERNAL REVENUE SERVICE.

        FOR VALUE RECEIVED,                          hereby assigns, conveys, sells and transfers unto

(Please print or typewrite name and address of Assignee)	(Please insert Social Security or other identifying number of Assignee)

                         Common Units representing limited partner interests evidenced by this Certificate, subject to the Partnership Agreement, and does hereby irrevocably constitute and appoint                          as its attorney-in-fact with full power of substitution to transfer the same on the books of Crosstex Energy, L.P.

Date:	NOTE:	The signature to any endorsement hereon must correspond with the name as written upon the face of this Certificate in every particular, without alteration, enlargement or change.

THE SIGNATURE(S) MUST BE GUARANTEED BY AN ELIGIBLE GUARANTOR INSTITUTION (BANKS, STOCKBROKERS, SAVINGS AND LOAN ASSOCIATIONS AND CREDIT UNIONS WITH MEMBERSHIP IN AN APPROVED SIGNATURE GUARANTEE MEDALLION PROGRAM), PURSUANT TO S.E.C. RULE 17d-15		(Signature) (Signature)

        No transfer of the Common Units evidenced hereby will be registered on the books of the Partnership, unless the Certificate evidencing the Common Units to be transferred is surrendered for registration or transfer and an Application for Transfer of Common Units has been executed by a transferee either (a) on the form set forth below or (b) on a separate application that the Partnership will furnish on request without charge. A transferor of the Common Units shall have no duty to the transferee with respect to execution of the transfer application in order for such transferee to obtain registration of the transfer of the Common Units.

APPLICATION FOR TRANSFER OF COMMON UNITS

        The undersigned ("Assignee") hereby applies for transfer to the name of the Assignee of the Common Units evidenced hereby.

        The Assignee (a) requests admission as a Substituted Limited Partner and agrees to comply with and be bound by, and hereby executes, the Amended and Restated Agreement of Limited Partnership of Crosstex Energy, L.P. (the "Partnership"), as amended, supplemented or restated to the date hereof (the "Partnership Agreement"), (b) represents and warrants that the Assignee has all right, power and authority and, if an individual, the capacity necessary to enter into the Partnership Agreement, (c) appoints the General Partner of the Partnership and, if a Liquidator shall be appointed, the Liquidator of the Partnership as the Assignee's attorney-in-fact to execute, swear to, acknowledge and file any document, including, without limitation, the Partnership Agreement and any amendment thereto and the Certificate of Limited Partnership of the Partnership and any amendment thereto, necessary or appropriate for the Assignee's admission as a Substituted Limited Partner and as a party to the Partnership Agreement, (d) gives the powers of attorney provided for in the Partnership Agreement, and (e) makes the waivers and gives the consents and approvals contained in the Partnership Agreement. Capitalized terms not defined herein have the meanings assigned to such terms in the Partnership Agreement.

Date:

Social Security or other identifying number	Signature of Assignee

Purchase Price including commissions, if any	Name and Address of Assignee

Type of Entity (check one):

/ / Individual	/ / Partnership	/ / Corporation
/ / Trust	/ / Other (specify)

Nationality (check one):

/ / U.S. Citizen, Resident or Domestic Entity
/ / Foreign Corporation	/ / Non-resident Alien

        If the U.S. Citizen, Resident or Domestic Entity box is checked, the following certification must be completed.

        Under Section 1445(e) of the Internal Revenue Code of 1986, as amended (the "Code"), the Partnership must withhold tax with respect to certain transfers of property if a holder of an interest in the Partnership is a foreign person. To inform the Partnership that no withholding is required with respect to the undersigned interestholder's interest in it, the undersigned hereby certifies the following (or, if applicable, certifies the following on behalf of the interestholder).

Complete Either A or B:

A.
Individual Interestholder

1.
I am not a non-resident alien for purposes of U.S. income taxation.

2.
My U.S. taxpayer identification number (Social Security Number) is                         .

3.
My home address is                                                    .

B.
Partnership, Corporation or Other Interestholder

1.
                         is not a foreign corporation, foreign partnership, foreign trust (Name of Interestholder) or foreign estate (as those terms are defined in the Code and Treasury Regulations).

2.
The interestholder's U.S. employer identification number is                         .

3.
The interestholder's office address and place of incorporation (if applicable) is                         .

        The interestholder agrees to notify the Partnership within sixty (60) days of the date the interestholder becomes a foreign person.

        The interestholder understands that this certificate may be disclosed to the Internal Revenue Service by the Partnership and that any false statement contained herein could be punishable by fine, imprisonment or both.

        Under penalties of perjury, I declare that I have examined this certification and to the best of my knowledge and belief it is true, correct and complete and, if applicable, I further declare that I have authority to sign this document on behalf of:

Name of Interestholder
Signature and Date
Title (if applicable)

        Note: If the Assignee is a broker, dealer, bank, trust company, clearing corporation, other nominee holder or an agent of any of the foregoing, and is holding for the account of any other person, this application should be completed by an officer thereof or, in the case of a broker or dealer, by a registered representative who is a member of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc., or, in the case of any other nominee holder, a person performing a similar function. If the Assignee is a broker, dealer, bank, trust company, clearing corporation, other nominee owner or an agent of any of the foregoing, the above certification as to any person for whom the Assignee will hold the Common Units shall be made to the best of the Assignee's knowledge.

APPENDIX B

APPLICATION FOR TRANSFER OF COMMON UNITS

        The undersigned ("Assignee") hereby applies for transfer to the name of the Assignee of the Common Units evidenced hereby.

        The Assignee (a) requests admission as a Substituted Limited Partner and agrees to comply with and be bound by, and hereby executes, the Amended and Restated Agreement of Limited Partnership of Crosstex Energy, L.P. (the "Partnership"), as amended, supplemented or restated to the date hereof (the "Partnership Agreement"), (b) represents and warrants that the Assignee has all right, power and authority and, if an individual, the capacity necessary to enter into the Partnership Agreement, (c) appoints the General Partner of the Partnership and, if a Liquidator shall be appointed, the Liquidator of the Partnership as the Assignee's attorney-in-fact to execute, swear to, acknowledge and file any document, including, without limitation, the Partnership Agreement and any amendment thereto and the Certificate of Limited Partnership of the Partnership and any amendment thereto, necessary or appropriate for the Assignee's admission as a Substituted Limited Partner and as a party to the Partnership Agreement, (d) gives the powers of attorney provided for in the Partnership Agreement, and (e) makes the waivers and gives the consents and approvals contained in the Partnership Agreement. Capitalized terms not defined herein have the meanings assigned to such terms in the Partnership Agreement.

Date:
Social Security or other identifying number	Signature of Assignee
Purchase Price including commissions, if any	Name and Address of Assignee

Type of Entity (check one):

/ /	Individual	/ /	Partnership	/ /	Corporation
/ /	Trust	/ /	Other (specify)

Nationality (check one):

/ /	U.S. citizen, Resident or Domestic Entity
/ /	Foreign Corporation	/ /	Non-resident Alien

        If the U.S. Citizen, Resident or Domestic Entity box is checked, the following certification must be completed.

        Under Section 1445(e) of the Internal Revenue Code of 1986, as amended (the "Code"), the Partnership must withhold tax with respect to certain transfers of property if a holder of an interest in the Partnership is a foreign person. To inform the Partnership that no withholding is required with respect to the undersigned interestholder's interest in it, the undersigned hereby certifies the following (or, if applicable, certifies the following on behalf of the interestholder).

Complete Either A or B:

A.
Individual Interestholder

1.
I am not a non-resident alien for purposes of U.S. income taxation.

B-1

  2.
  My U.S. taxpayer identification number (Social Security Number) is                         .

  3.
  My home address is                                                  .

B.
Partnership, Corporation or Other Interestholder

1.
                         is not a foreign corporation, foreign partnership, foreign trust (Name of Interestholder) or foreign estate (as those terms are defined in the Code and Treasury Regulations).

2.
The interestholder's U.S. employer identification number is                         .

3.
The interestholder's office address and place of incorporation (if applicable) is                         .

        The interestholder agrees to notify the Partnership within sixty (60) days of the date the interestholder becomes a foreign person.

        The interestholder understands that this certificate may be disclosed to the Internal Revenue Service by the Partnership and that any false statement contained herein could be punishable by fine, imprisonment or both.

        Under penalties of perjury, I declare that I have examined this certification and to the best of my knowledge and belief it is true, correct and complete and, if applicable, I further declare that I have authority to sign this document on behalf of:

Name of Interestholder
Signature and Date
Title (if applicable)

        Note: If the Assignee is a broker, dealer, bank, trust company, clearing corporation, other nominee holder or an agent of any of the foregoing, and is holding for the account of any other person, this application should be completed by an officer thereof or, in the case of a broker or dealer, by a registered representative who is a member of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc., or, in the case of any other nominee holder, a person performing a similar function. If the Assignee is a broker, dealer, bank, trust company, clearing corporation, other nominee owner or an agent of any of the foregoing, the above certification as to any person for whom the Assignee will hold the Common Units shall be made to the best of the Assignee's knowledge.

B-2

APPENDIX C

Glossary of Terms

        adjusted operating surplus:    For any period, operating surplus generated during that period is adjusted to:

  (a)
  decrease operating surplus by:

  (1)
  any net increase in working capital borrowings with respect to that period; and

  (2)
  any net reduction in cash reserves for operating expenditures with respect to that period not relating to an operating expenditure made during that period; and

  (b)
  increase operating surplus by:

  (1)
  any net decrease in working capital borrowings with respect to that period; and

  (2)
  any net increase in cash reserves for operating expenditures with respect to that period required by any debt instrument for the repayment of principal, interest or premium.

        Adjusted operating surplus does not include that portion of operating surplus included in clause (a) (1) or the definition of operating surplus.

        available cash:    For any quarter ending prior to liquidation:

  (a)
  the sum of

  (1)
  all cash and cash equivalents of Crosstex Energy, L.P. and its subsidiaries on hand at the end of that quarter; and

  (2)
  all additional cash and cash equivalents of Crosstex Energy, L.P. and its subsidiaries on hand on the date of determination of available cash for that quarter resulting from working capital borrowings made after the end of that quarter;

  (b)
  less the amount of cash reserves that is necessary or appropriate in the reasonable discretion of the general partner to

  (1)
  provide for the proper conduct of the business of Crosstex Energy, L.P. and its subsidiaries (including reserves for future capital expenditures and for future credit needs of Crosstex Energy, L.P. and its subsidiaries) after that quarter;

  (2)
  comply with applicable law or any debt instrument or other agreement or obligation to which Crosstex Energy, L.P. or any of its subsidiaries is a party or its assets are subject; and

  (3)
  provide funds for minimum quarterly distributions and cumulative common unit arrearages for any one or more of the next four quarters;

provided, however, that the general partner may not establish cash reserves for distributions to the subordinated units unless the general partner has determined that, in its judgment, the establishment of reserves will not prevent Crosstex Energy, L.P. from distributing the minimum quarterly distribution on all common units and any cumulative common unit arrearages thereon for the next four quarters; and

provided, further, that disbursements made by Crosstex Energy, L.P. or any of its subsidiaries or cash reserves established, increased or reduced after the end of that quarter but on or before the date of determination of available cash for that quarter shall be deemed to have been made, established, increased or reduced, for purposes of determining available cash, within that quarter if the general partner so determines.

        Bcf:    One billion cubic feet of natural gas.

        btu:    British Thermal Units.

        capital account:    The capital account maintained for a partner under the partnership agreement. The capital account of a partner for a common unit, a subordinated unit, or any other partnership interest will be the amount which that capital account would be if that common unit, subordinated unit, incentive distribution right or other partnership interest were the only interest in Crosstex Energy, L.P. held by a partner.

        capital surplus:    All available cash distributed by us from any source will be treated as distributed from operating surplus until the sum of all available cash distributed since the closing of the initial public offering equals the operating surplus as of the end of the quarter before that distribution. Any excess available cash will be deemed to be capital surplus.

        closing price:    The last sale price on a day, regular way, or in case no sale takes place on that day, the average of the closing bid and asked prices on that day, regular way. In either case, as reported in the principal consolidated transaction reporting system for securities listed or admitted to trading on the principal national securities exchange on which the units of that class are listed or admitted to trading. If the units of that class are not listed or admitted to trading on any national securities exchange, the last quoted price on that day. If no quoted price exists, the average of the high bid and low asked prices on that day in the over-the-counter market, as reported by the Nasdaq Stock Market or any other system then in use. If on any day the units of that class are not quoted by any organization of that type, the average of the closing bid and asked prices on that day as furnished by a professional market maker making a market in the units of the class selected by the general partner. If on that day no market maker is making a market in the units of that class, the fair value of the units on that day as determined reasonably and in good faith by the general partner.

        common unit arrearage:    The amount by which the minimum quarterly distribution for a quarter during the subordination period exceeds the distribution of available cash from operating surplus actually made for that quarter on a common unit, cumulative for that quarter and all prior quarters during the subordination period.

        current market price:    For any class of units listed or admitted to trading on any national securities exchange as of any date, the average of the daily closing prices for the 20 consecutive trading days immediately prior to that date.

        gpm:    Gallons per minute.

        incentive distribution right:    A non-voting limited partner partnership interest issued to the general partner in connection with the formation of the partnership. The partnership interest will confer upon its holder only the rights and obligations specifically provided in the partnership agreement for incentive distribution rights.

        incentive distributions:    The distributions of available cash from operating surplus initially made to the general partner that are in excess of the general partner's aggregate 2% general partner interest.

        interim capital transactions:    The following transactions if they occur prior to liquidation:

  (a)
  borrowings, refinancings or refundings of indebtedness and sales of debt securities (other than for working capital borrowings and other than for items purchased on open account in the ordinary course of business) by Crosstex Energy, L.P. or any of its subsidiaries;

  (b)
  sales of equity interests by Crosstex Energy, L.P. or any of its subsidiaries;

  (c)
  sales or other voluntary or involuntary dispositions of any assets of Crosstex Energy, L.P. or any of its subsidiaries (other than sales or other dispositions of inventory, accounts receivable and other assets in the ordinary course of business, and sales or other dispositions of assets as a part of normal retirements or replacements).

        MMBtu:    One million British Thermal Units.

        Mcf:    One thousand cubic feet of natural gas.

        Mcf/d:    One thousand cubic feet per day.

        Mmcf:    One million cubic feet of natural gas.

        MMBtu/d:    One million British Thermal Units per day.

        Mmcf/d:    One million cubic feet per day.

        NGLs:    Natural gas liquids which consist primarily of ethane, propane, isobutane, normal butane and natural gas.

        operating expenditures:    All expenditures of Crosstex Energy, L.P. and our subsidiaries, including, but not limited to, taxes, reimbursements of the general partner, repayment of working capital borrowings, debt service payments and capital expenditures, subject to the following:

  (a)
  Payments (including prepayments) of principal of and premium on indebtedness, other than working capital borrowings will not constitute operating expenditures.

  (b)
  Operating expenditures will not include:

  (1)
  capital expenditures made for acquisitions or for capital improvements;

  (2)
  payment of transaction expenses relating to interim capital transactions; or

  (3)
  distributions to partners.

        operating surplus:    For any period prior to liquidation, on a cumulative basis and without duplication:

  (a)
  the sum of

  (1)
  $8.9 million plus all the cash of Crosstex Energy, L.P. and its subsidiaries on hand as of the closing date of our initial public offering;

  (2)
  all cash receipts of Crosstex Energy, L.P. and our subsidiaries for the period beginning on the closing date of our initial public offering and ending with the last day of that period, other than cash receipts from interim capital transactions; and

  (3)
  all cash receipts of Crosstex Energy, L.P. and our subsidiaries after the end of that period but on or before the date of determination of operating surplus for the period resulting from working capital borrowings; less

  (b)
  the sum of:

  (1)
  operating expenditures for the period beginning on the closing date of our initial public offering and ending with the last day of that period; and

  (2)
  the amount of cash reserves that is necessary or advisable in the reasonable discretion of the general partner to provide funds for future operating expenditures; provided however, that disbursements made (including contributions to a member of Crosstex Energy, L.P. and our subsidiaries or disbursements on behalf of a member of Crosstex Energy, L.P.

      and our subsidiaries) or cash reserves established, increased or reduced after the end of that period but on or before the date of determination of available cash for that period shall be deemed to have been made, established, increased or reduced for purposes of determining operating surplus, within that period if the general partner so determines.

        subordination period:    The subordination period will generally extend from the closing of the initial public offering until the first to occur of:

  (a)
  the first day of any quarter on or after December 31, 2007 for which:

  (1)
  distributions of available cash from operating surplus on each of the outstanding common units and subordinated units equaled or exceeded the sum of the minimum quarterly distribution on all of the outstanding common units and subordinated units for each of the three consecutive non-overlapping four-quarter periods immediately preceding that date;

  (2)
  the adjusted operating surplus generated during each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date equaled or exceeded the sum of the minimum quarterly distribution on all of the common units and subordinated units that were outstanding during those periods on a fully-diluted basis, and the related distribution on the general partner interests in Crosstex Energy, L.P.; and

  (3)
  there are no outstanding cumulative common units arrearages.

  (b)
  the date on which the general partner is removed as general partner of Crosstex Energy, L.P. upon the requisite vote by the limited partners under circumstances where cause does not exist and units held by the general partner and its affiliates are not voted in favor of the removal.

        throughput:    The volume of gas transported or passing through a pipeline or other facility.

        Tcf:    One trillion cubic feet of natural gas.

        units:    refers to both common units and subordinated units, but not the general partner interest.

        working capital borrowings:    Borrowings exclusively for working capital purposes made pursuant to a credit facility or other arrangement requiring all borrowings thereunder to be reduced to a relatively small amount each year for an economically meaningful period of time.

APPENDIX D

Calculation of Available Cash from Operating Surplus

        The following table shows the calculation of Pro Forma Available Cash from Operating Surplus and should be read in conjunction with "Cash Available for Distribution," the Crosstex Energy Services, Ltd. financial statements and the Crosstex Energy, L.P. unaudited pro forma financial statements.

	Year Ended December 31, 2001	Nine Months Ended September 30, 2002
	(in thousands)
Pro forma net income (a)(b)	$1,406	$4,573
Add:
Pro forma depreciation and amortization	5,802	5,884
Pro forma interest expense	147	1,204

Pro forma EBITDA (c)	$7,355	$11,661
Less:
Pro forma cash interest expense	147	1,204
Pro forma maintenance capital expenditures (d)	1,922	1,267

Pro forma available cash from operating surplus (e)(f)(g)	$5,286	$9,190

(a)
Operating income and cash available from operating surplus for the year ended December 31, 2001 has been reduced by the charge to income applicable to the Enron bankruptcy of $5.7 million, and reduced by the charge for impairment of intangible assets of $2.9 million.

(b)
Operating income and cash available from operating surplus for the nine months ended September 30, 2002 has been increased by the unrealized gains on energy trading contracts of $4.3 million, and offsetting realized losses related to the Enron contracts of $3.4 million, reduced by the charge for impairment of intangible assets of $3.2 million.

(c)
EBITDA is defined as net income plus depreciation and amortization expense and interest expense.

(d)
We estimate that the average annual maintenance capital expenditures will be approximately $2.0 million for our current operations through September 30, 2003. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(e)
Pro forma available cash from operating surplus has not been reduced to reflect additional administrative expenses of approximately $650,000 per year that we expect to incur as a result of becoming a publicly traded partnership.

(f)
The pro forma adjustments in the pro forma financial statements are based upon currently available information and certain estimates and assumptions. The pro forma financial statements do not purport to present the financial position or results of operations of Crosstex Energy, L.P. had the transactions to be effected at the closing of this offering actually been completed as of the date indicated. Furthermore, the pro forma financial statements are based on accrual accounting concepts whereas available cash from operating surplus is defined in the partnership agreement on a cash accounting basis. As a consequence, the amount of pro forma cash available from operating surplus shown above should be viewed as a general indication of the amounts of available cash

D-1

  from operating surplus that may in fact have been generated by Crosstex Energy, L.P. had it been formed in earlier periods.

(g)
The amount of available cash from operating surplus needed to distribute the minimum quarterly distribution for one quarter and for four quarters on the common units and subordinated units to be outstanding immediately after this offering and on the 2% general partner interest is approximately:

	One Quarter	Four Quarters
	(in thousands)
Common units	$1,167	$4,666
Subordinated units	2,334	9,334
General partner	71	286

Total	$3,572	$14,286

        Our pro forma available cash from operating surplus for the year ended December 31, 2001 would have been sufficient to allow us to pay the full minimum quarterly distribution on all of our common units and approximately 5.5% of the full minimum quarterly distribution on the subordinated units during this period.

        Our pro forma available cash from operating surplus for the nine months ended September 30, 2002 would have been sufficient to allow us to pay the full minimum quarterly distribution on all of our common units and approximately 78.7% of the full minimum quarterly distribution on the subordinated units during the period.

D-2

APPENDIX E

FORECAST FINANCIAL INFORMATION

        This Appendix E sets forth summarized financial forecasts, which include forecasts of results of operations and significant changes in financial position of Crosstex Energy, L.P. for the 12 months ending September 30, 2003. In addition, we have included a calculation of available cash from operating surplus based on the financial forecasts. The 12-month period ending September 30, 2003 represents the initial 12 months following the expected completion date of this offering. These financial forecasts present, to the best of our knowledge and belief, the expected results of operations for Crosstex Energy, L.P. for the forecast period. These financial forecasts are based on certain assumptions and reflect our judgment of the expected conditions and our expected course of action. The assumptions disclosed herein are those that we believe are significant to the financial forecasts. We believe our actual results of operation will approximate those reflected in these financial forecasts; however, because events and circumstances frequently do not occur as expected, we can give you no assurance that the forecasts results will be achieved. There will likely be differences between the forecasts and the actual results and those differences may be material. If the forecasts are not achieved, we may not be able to pay the full minimum quarterly distribution or any amount on the common units. Our auditors have not reviewed or examined this prospective financial information.

        The financial forecasts should be read together with the combined financial statements and the accompanying notes included elsewhere in this prospectus and together with "Management's Discussion and Analysis of Financial Condition and Results of Operations." The summarized financial forecasts have been prepared by management and we have not received an opinion or report on them from any independent accountants.

        When considering these financial forecasts, you should keep in mind the risk factors and other cautionary statements under the heading "Risk Factors—Risks Inherent in Our Business" elsewhere in this prospectus. Specific factors that could cause actual results to differ from the forecasts in this Appendix E include, without limitation:

  •
  price trends and overall demand for natural gas and natural gas liquids;

  •
  reduction in throughput on our pipelines;

  •
  changes in our ability to purchase natural gas for resale;

  •
  our ability to successfully integrate acquired assets into our existing operations and make revenue improvements and cost saving changes;

  •
  shut downs or cutbacks in our end user markets for natural gas;

  •
  interruptions to the operations of our facilities due to natural disasters, power shortages, strikes, riots or other causes; and

  •
  changes in environmental and safety regulations that would require us to make substantial expenditures.

        Any of these factors or the other risks discussed in this prospectus could cause our financial condition and results of operations to vary significantly from those set forth in this Appendix E.

        We do no undertake any obligation to release publicly the results of any future revisions we may make to these financial forecasts or to update these financial forecasts to reflect events or circumstances after the date of this prospectus.

Crosstex Energy, L.P.

Summarized Financial Forecasts

(in thousands)

Twelve Months Ending September 30, 2003

RESULTS OF OPERATIONS
Midstream revenues	$548,562
Treating revenues	11,531

Total revenues	560,093

Midstream purchased gas costs	524,081
Treating purchased gas costs	3,165

Total purchased gas costs	527,246

Gross margin	32,847
Operating expenses	10,264
General and administrative expenses	6,000
(Profit) loss from energy trading activities	(2,102)
Depreciation and amortization	6,100

20,262

Operating income	12,585
Other income (expense):
Interest expense, net	(2,069)
Other income (expense)	81

Net income	$10,597

SIGNIFICANT CHANGES IN FINANCIAL POSITION
Maintenance capital expenditures	$2,006
Other forecasted capital expenditures	1,883

$3,889

See accompanying summary of significant accounting policies and forecast assumptions.

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

Organization

        Crosstex Energy, L.P., a Delaware limited partnership (the Partnership), was formed on July 12, 2002 to acquire, own and operate the various pipeline, gathering, processing and treating assets of its predecessor, Crosstex Energy Services, Ltd. Crosstex Energy GP, L.P. (the GP) is the general partner of the Partnership, and is an indirect, wholly owned subsidiary of Crosstex Energy Holdings Inc. The Partnership was formed in conjunction with the planned public offering of common units representing limited partner interests in the Partnership.

Basis of Presentation

        These financial forecasts have been prepared in conjunction with the planned public offering of common units described above. The financial forecasts present, to the best of management's knowledge and belief, the Partnership's expected results of operations and significant changes in financial position for the twelve months ending September 30, 2003. This period represents the initial twelve-month period following the anticipated closing date of the offering. Accordingly, the forecasts reflect management's judgment as of the date of this prospectus of the expected conditions and its expected course of action. The assumptions disclosed herein are those that management believes are significant to the forecasts. It is likely that there will be differences between the forecast and the actual results, because events and circumstances frequently do not occur as expected and those differences may be material.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Management's Use of Estimates

        The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management of the Partnership to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from these estimates.

Cash and Cash Equivalents

        The Partnership considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Property, Plant, and Equipment

        Property, plant, and equipment consists of intrastate gas transmission systems, gas gathering systems, industrial supply pipelines, natural gas processing plants, and gas treating plants used to treat sour gas.

        Other property and equipment is primarily comprised of furniture, fixtures, and office equipment. Such items are depreciated over their estimated useful life of five years. Property, plant, and equipment are recorded at the lower of cost, including capitalized interest, or estimated realizable value. Repairs and maintenance are charged against income when incurred. Renewals and betterments, which extend the useful life of the properties, are capitalized. Interest incurred during the construction period of new projects is capitalized and amortized over the life of the associated assets. Depreciation is provided using the straight-line method based on the estimated useful life of each asset, are as follows:

Useful Lives
Transmission assets	15 years
Gathering systems	7-15 years
Gas plants	15 years
Other property and equipment	5 years

        Due to the nature of gas treating plants, no depreciation is recorded for idle equipment not under contract or taken out of service for refurbishment.

Amortization of Intangibles

        Intangible assets are amortized on a straight-line basis over the expected period of benefits of the customer relationships, which average 15 years.

Gas Imbalance Accounting

        Quantities of natural gas over-delivered or under-delivered related to imbalance agreements are recorded monthly as receivables or payables using weighted average prices at the time the imbalance was created. These imbalances are typically settled with deliveries of natural gas.

Revenue Recognition

        The Partnership recognizes revenue for sales or services at the time the natural gas or NGLs are delivered or at the time the service is performed.

Commodity Risk Management

        The Partnership engages in price risk management activities in order to minimize the risk from market fluctuations in the price of natural gas and NGLs. To qualify as a hedge, the price movements in the commodity derivatives must be highly correlated with the underlying hedged commodity. Gains and losses related to commodity derivatives which qualify as hedges are recognized in income when the underlying hedged physical transaction closes and are included in the consolidated statements of operations as a cost of gas purchased.

        Effective January 1, 2001, the Partnership adopted Statement of Financial Accounting Standards No. 133 (SFAS 133), Accounting for Derivative Instruments and Hedging Activities. This standard requires recognition of all derivative and hedging instruments in the statements of financial position as either assets or liabilities and measures them at fair value. If a derivative does not qualify for hedge accounting, it must be adjusted to fair value through earnings. However, if a derivative does qualify for hedge accounting, depending on the nature of the hedge, changes in fair value can be offset against the change in fair value of the hedged item through earnings or recognized in other comprehensive income until such time as the hedged item is recognized in earnings.

        To qualify for cash flow hedge accounting, the cash flows from the hedging instrument must be highly effective in offsetting changes in cash flows due to changes in the underlying item being hedged. In addition, all hedging relationships must be designated, documented, and reassessed periodically.

        Currently, all derivative financial instruments that qualify for hedge accounting are designated as cash flow hedges. These instruments hedge the exposure of variability in expected future cash flows that is attributable to a particular risk. The effective portion of the gain or loss on these derivative instruments is recorded in other comprehensive income in partners' equity and reclassified into earnings in the same period in which the hedged transaction affects earnings. Any ineffective portion of the gain or loss is recognized in earnings immediately.

Producer Services

        The Partnership conducts "off-system" gas marketing operations as a service to producers on systems that the Partnership does not own. The Partnership refers to these activities as part of Producer Services. In some cases, the Partnership earns an agency fee from the producer for arranging the marketing of the producer's natural gas. In other cases, the Partnership purchases the natural gas from the producer and enters into a sales contract with another party to sell the natural gas.

        The Partnership manages its price risk related to future physical purchase or sale commitments for its Producer Services activities by entering into either corresponding physical delivery contracts or financial instruments with an objective to balance the Partnership's future commitments and significantly reduce its risk to the movement in natural gas prices. However, the Partnership is subject to counterparty risk for both the physical and financial contracts. The Partnership accounts for certain of its Producer Services natural gas marketing activities as energy trading contracts in accordance with EITF 98-10, Accounting for Contracts Involved in Energy Trading and Risk Management Activities. EITF 98-10 requires energy-trading contracts to be recorded at fair value with changes in fair value reported in earnings. Accordingly, any gain or loss associated with changes in the fair value of derivatives and physical delivery contracts relating to the Partnership's Producer Services natural gas marketing activities are recognized in earnings as profit or loss on energy trading contracts immediately.

        For each reporting period, the Partnership records the fair value of open energy trading contracts based on the difference between the quoted market price and the contract price. Accordingly, the change in fair value from the previous period in addition to the realized gains or losses on settled contracts are reported as profit or loss on energy trading contracts in the statement of operations.

Comprehensive Income (Loss)

        During 1998, the Partnership adopted SFAS 130, Reporting Comprehensive Income, which establishes standards for reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. Comprehensive income includes net income and other comprehensive income, which includes, but is not limited to, unrealized gains and losses on marketable securities, foreign currency translation adjustments, minimum pension liability adjustments, and effective January 1, 2001, unrealized gains and losses on derivative financial instruments.

        With the adoption of SFAS No. 133 on January 1, 2001, the Partnership began recording deferred hedge gains and losses on its derivative financial instruments that qualify as hedges as other comprehensive income.

Income Taxes

        No provision is made in the accounts of the Partnership for federal or state income taxes because such taxes are liabilities of the individual partners, and the amounts thereof depend upon their respective tax situations. The tax returns and amounts of allocable Partnership revenues and expenses are subject to examination by federal and state taxing authorities. If such examinations result in changes to allocable Partnership revenues and expenses, the tax liability of the Partners could be changed accordingly.

Concentrations of Credit Risk

        Financial instruments, which potentially subject the Partnership to concentrations of credit risk, consist primarily of trade accounts receivable and derivative financial instruments. Management believes the risk is limited, as the Partnership's customers represent a broad and diverse group of energy marketers and end users. In addition, the Partnership continually monitors and reviews credit exposure to its marketing counterparties and letters of credit or other appropriate security are obtained as considered necessary to limit the risk of loss.

Environmental Costs

        Environmental expenditures are expensed or capitalized as appropriate, depending on the nature of the expenditures and their future economic benefit. Expenditures that related to an existing condition caused by past operations that do not contribute to current or future revenue generation are expensed. Liabilities for these expenditures are recorded on an undiscounted basis when environmental assessments or clean-ups are probable and the costs can be reasonably estimated.

3. SIGNIFICANT FORECAST ASSUMPTIONS

Midstream Revenues and Gross Margins

        Forecast midstream revenues for the twelve-month period ending September 30, 2003 are approximately $185.8 million higher than for the twelve month period ended December 31, 2001, while forecast midstream purchased gas costs are $179.3 million higher than the twelve month period ended December 31, 2001. The increases in midstream revenues and purchased gas costs are primarily attributable to the ownership of the Corpus Christi system, the Gregory processing plant, and the Gregory gathering system for this entire period.

        We have implemented hedges for approximately 80% of our gas purchases that have margins variable with gas prices at approximately the average price used in the forecast. For the remainder of the gas we purchase, our margin is not variable with the price.

        Midstream gross margins are projected to increase by $4.6 million, from $19.9 million to $24.5 million from the twelve months ended December 31, 2001 to the twelve months ended September 30, 2003. The improvement in gross margins is due to the following factors:

  •
  ownership of the Corpus Christi system, the Gregory gathering system and the Gregory processing plant for the entire period;

  •
  improvement in margins due to sales to end-user customers recently added to the Gulf Coast and Corpus Christi systems, including sales made possible by the connection of these systems with the recently-acquired pipeline from Florida Gas; and

  •
  growth in volumes transported by the Gregory gathering system.

Treating Revenues and Gross Margins

        Forecast Treating revenues for the twelve-month period ending September 30, 2003 are approximately $11.5 million, $12.8 million lower than for the twelve month period ended December 31, 2001. Gross margin from the treating division is forecasted to be approximately $8.3 million in the forecast period, as compared to $6.3 million in the twelve months ended December 31, 2001. Improvements in gross margin are primarily attributed to:

  •
  new plants placed in service, including plants acquired in the Millenium acquisition; and

  •
  growth in volume that has taken place recently at a particular plant site, requiring the setting of additional equipment.

        These improvements are partially offset by presumed continued declines at certain volume-sensitive plants and plants which are expected to be released from service.

Operating Expenses

        Operating expenses for the twelve month period ended September 30, 2003 are forecasted to be $10.3 million, as compared to $7.4 million for the twelve months ended December 31, 2001. Operating expenses are based on our actual experience over recent periods at the assets, with increases primarily attributable to ownership of the Corpus Christi system, the Gregory gathering system and the Gregory processing plant for the entire period, and the increasing number of treating plants in service.

General and Administrative Expenses

        The forecast general and administrative expenses are based on the Partnership's historical expenses, as adjusted for management's estimate of additional expenses of approximately $650,000 that will be incurred as a result of becoming a publicly traded partnership, offset by the portion of historic general and administrative expense that will not be reimbursed to the general partner due to the provisions of the omnibus agreement.

Depreciation and Amortization

        Forecast depreciation and amortization expense is based on the estimated useful lives of the depreciable and intangible assets, the Partnership's depreciable asset base and its intangible asset base, and the Partnership's depreciation method.

Interest Expense

        Forecast interest expense is based on the Partnership's expected average outstanding debt balance, and an estimated average interest rate during the forecast period of 8.0%.

Maintenance Capital Expenditures

        Forecast maintenance capital expenditures are based in part on historical capital expenditures required to maintain the assets. Due to our recent acquisition of the many of the major assets, we have also used estimates based on the experience of our operating and engineering personnel as to what is reasonable to expect.

Forecast of Available Cash from Operating Surplus

        We believe that following the completion of the offering, based on the summarized financial forecasts included in the Appendix E and subject to the qualifications and assumptions described above, we will have sufficient available cash from operating surplus, including working capital borrowings, to allow us to make the full minimum quarterly distribution on all the outstanding units for each quarter through September 30, 2003. Our forecast of cash flow available for distribution is calculated below:

Forecast Twelve Months Ending September 30, 2003
Net income	$10,597
Add:
Depreciation and amortization	6,100
Interest expense	2,069

EDITDA	18,766
Less:
Interest expense	(2,069)
Maintenance capital expenditures	(2,006)

Forecast of available cash from operating surplus (1)	$14,691

(1)
The amount of available cash from operating surplus needed to distribute the maximum quarterly distribution for four quarters on the common units and subordinated units to be outstanding immediately after this offering and on the two percent general partner interest is approximately:

Four Quarters Ending September 30, 2003 (in thousands)
Common Units	$4,666
Subordinated Units	9,334
2% General Partner Interest	286

Total	$14,286

        You may rely on the information contained in this prospectus. We have not authorized anyone to provide information different from that contained in this prospectus. Neither the delivery of this prospectus nor sale of common units means that information contained in this prospectus is correct after the date of this prospectus. This prospectus is not an offer to sell or solicitation of an offer to buy these common units in any circumstances under which the offer or solicitation is unlawful.

Prospectus Summary
Risk Factors
Use of Proceeds
Capitalization
Dilution
Cash Distribution Policy
Cash Available for Distribution
Selected Historical and Pro Forma Financial and Operating Data
Management's Discussion and Analysis of Financial Condition and Results of Operations
Business
Management
Security Ownership of Certain Beneficial Owners and Management
Certain Relationships and Related Transactions
Conflicts of Interest and Fiduciary Responsibilities
Description of the Common Units
The Partnership Agreement
Units Eligible for Future Sale
Material Tax Consequences
Investment in Crosstex Energy, L.P. by Employee Benefit Plans
Underwriting
Validity of the Common Units
Experts
Where You Can Find More Information
Forward-Looking Statements

Appendix A—Form of Amended and Restated Agreement of Limited Partnership of Crosstex Energy, L.P
Appendix B—Application for Transfer of Common Units
Appendix C—Glossary of Terms
Appendix D—Calculation of Available Cash from Operating Surplus
Appendix E—Forecast Financial Information

        Until                        , 2002 (the 25th day after the date of this prospectus), all dealers that buy, sell or trade our common units, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

2,000,000 Common Units

Crosstex Energy, L.P.

Representing

Limited Partner Interests

PROSPECTUS

A.G. Edwards & Sons, Inc.

Raymond James

RBC Capital Markets

                        , 2002

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 13. Other Expenses of Issuance And Distribution.

        Set forth below are the expenses (other than underwriting discounts and commissions) expected to be incurred in connection with the issuance and distribution of the securities registered hereby. With the exception of the Securities and Exchange Commission registration fee and the NASD filing fee, the amounts set forth below are estimates.

SEC Registration Fee	$4,444
NASD Filing Fee	5,330
Nasdaq Stock Market Listing Fee	100,000
Printing and Engraving Expenses	400,000
Fees and Expenses of Legal Counsel	1,275,000
Accounting Fees and Expenses	350,000
Transfer Agent and Registrar Fees	5,000
Miscellaneous	360,226

Total	$2,500,000

Item 14. Indemnification of Directors And Officers.

        The section of the Prospectus entitled "The Partnership Agreement—Indemnification" discloses that we will generally indemnify officers, directors and affiliates of the general partner to the fullest extent permitted by the law against all losses, claims, damages or similar events and is incorporated herein by this reference. Reference is made to Section 7 of the Underwriting Agreement filed as an Exhibit to the Registration Statement in which we have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, and to contribute to payments that may be required to be made in respect of these liabilities. Subject to any terms, conditions or restrictions set forth in the Partnership Agreement, Section 17-108 of the Delaware Revised Uniform Limited Partnership Act empowers a Delaware limited partnership to indemnify and hold harmless any partner or other persons from and against all claims and demands whatsoever.

Item 15. Recent Sales of Unregistered Securities.

        Crosstex Energy, L.P. issued to Crosstex Energy GP, L.P. a 2% general partner interest in the partnership in exchange for a capital contribution in the amount of $20 and to Crosstex Energy Holdings Inc. a 98% limited partner interest in the partnership in exchange for a capital contribution in the amount of $980 in connection with the formation of the partnership in July 2002 in an offering exempt from registration under Section 4(2) of the Securities Act of 1933. There have been no other sales of unregistered securities within the past three years.

Item 16. Exhibits.

        (a) The following documents are filed as exhibits to this registration statement:

Exhibit
1.1	—	Form of Underwriting Agreement
3.1**	—	Certificate of Limited Partnership of Crosstex Energy, L.P.
3.2	—	Form of Amended and Restated Agreement of Limited Partnership of Crosstex Energy, L.P. (included as Appendix A to the Prospectus)
3.3	—	Certificate of Limited Partnership of Crosstex Energy Services, L.P.
3.4**	—	Form of Amended and Restated Agreement of Limited Partnership of Crosstex Energy Services, L.P.
3.5**	—	Certificate of Limited Partnership of Crosstex Energy GP, L.P.
3.6**	—	Agreement of Limited Partnership of Crosstex Energy GP, L.P.
3.7**	—	Certificate of Formation of Crosstex Energy GP, LLC
3.8	—	Form of Amended and Restated Limited Liability Company Agreement of Crosstex Energy GP, LLC
4.1	—	Specimen Unit Certificate for the common units
5.1**	—	Opinion of Baker Botts L.L.P. as to the legality of the securities being registered
8.1	—	Opinion of Baker Botts L.L.P. relating to tax matters
10.1	—	Form of Credit Facility
10.2	—	Form of First Contribution, Conveyance and Assumption Agreement
10.3	—	Form of Closing Contribution, Conveyance and Assumption Agreement
10.4**	—	Form of Omnibus Agreement
10.5	—	Form of Employment Agreement
10.6**+	—	Gas Sales Agreement, dated March 1, 2001 among Tejas Gas Marketing, LLC, Corpus Christi Gas Marketing, L.P. and Corpus Christi Gas Processing, L.P., as amended
10.7**+	—	Gas Sales Agreement, dated December 17, 1998, among Reliant Energy Entex and GC Marketing Company, as amended by the Amendment to Gas Sales Agreement, dated June 18, 2002, among Crosstex Gulf Coast Marketing, Ltd. and Reliant Energy Extex
10.8	—	Form of Crosstex Energy GP, LLC Long-Term Incentive Plan
21.1	—	List of Subsidiaries
23.1	—	Consent of KPMG LLP
23.2	—	Consent of Baker Botts L.L.P. (contained in Exhibit 5.1)
23.3	—	Consent of Baker Botts L.L.P. (contained in Exhibit 8.1)
23.4	—	Consent of Clovis Roland Haden
23.5	—	Consent of Sheldon B. Lubar
23.6	—	Consent of Robert F. Murchison
23.7	—	Consent of Stephen A. Wells
24.1**	—	Powers of attorney

**
Previously filed.
+
Application has been made to the Securities and Exchange Commission for confidential treatment of certain provisions of these exhibits. Omitted material for which confidential treatment has been requested has been filed separately with the Securities and Exchange Commission.

Item 17. Undertakings.

        The undersigned Registrant hereby undertakes to provide at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        The undersigned Registrant hereby undertakes that:

          (1)  For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2)  For the purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        The undersigned registrant hereby undertakes to send to each holder of common units, at least on an annual basis, a detailed statement of any transactions with the general partner or its affiliates, and of the fees, commissions, compensation and other benefits paid, or accrued to the general partner or its affiliates for the fiscal year completed, showing the amount paid or accrued to each recipient and the services performed.

        The undersigned registrant hereby undertakes to provide to the holders of common units the financial statements required by Form 10-K for the first fiscal year of operations of the partnership.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 2 to this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dallas, the State of Texas, on November 4, 2002.

Crosstex Energy, L.P.
By:	Crosstex Energy GP, L.P. Its General Partner
By:	Crosstex Energy GP, LLC
By:	/s/ WILLIAM W. DAVIS
Name: William W. Davis
Title: Senior Vice President and Chief Financial Officer

POWER OF ATTORNEY

        Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 2 to this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

* Barry E. Davis	President, Chief Executive Officer and Director (Principal Executive Officer)	November 4, 2002
/s/ WILLIAM W. DAVIS William W. Davis	Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	November 4, 2002
* Bryan H. Lawrence	Director	November 4, 2002
*By:	/s/ WILLIAM W. DAVIS William W. Davis Attorney-In-Fact

INDEX TO EXHIBITS

Exhibit
1.1	—	Form of Underwriting Agreement
3.1**	—	Certificate of Limited Partnership of Crosstex Energy, L.P.
3.2	—	Form of Amended and Restated Agreement of Limited Partnership of Crosstex Energy, L.P. (included as Appendix A to the Prospectus)
3.3	—	Certificate of Limited Partnership of Crosstex Energy Services, L.P.
3.4**	—	Form of Amended and Restated Agreement of Limited Partnership of Crosstex Energy Services, L.P.
3.5**	—	Certificate of Limited Partnership of Crosstex Energy GP, L.P.
3.6**	—	Agreement of Limited Partnership of Crosstex Energy GP, L.P.
3.7**	—	Certificate of Formation of Crosstex Energy GP, LLC
3.8	—	Form of Amended and Restated Limited Liability Company Agreement of Crosstex Energy GP, LLC
4.1	—	Specimen Unit Certificate for the common units
5.1**	—	Opinion of Baker Botts L.L.P. as to the legality of the securities being registered
8.1	—	Opinion of Baker Botts L.L.P. relating to tax matters
10.1	—	Form of Credit Facility
10.2	—	Form of First Contribution, Conveyance and Assumption Agreement
10.3	—	Form of Closing Contribution, Conveyance and Assumption Agreement
10.4**	—	Form of Omnibus Agreement
10.5	—	Form of Employment Agreement
10.6**+	—	Gas Sales Agreement, dated March 1, 2001 among Tejas Gas Marketing, LLC, Corpus Christi Gas Marketing, L.P. and Corpus Christi Gas Processing, L.P., as amended
10.7**+	—	Gas Sales Agreement, dated December 17, 1998, among Reliant Energy Entex and GC Marketing Company, as amended by the Amendment to Gas Sales Agreement, dated June 18, 2002, among Crosstex Gulf Coast Marketing, Ltd. and Reliant Energy Extex
10.8	—	Form of Crosstex Energy GP, LLC Long-Term Incentive Plan
21.1	—	List of Subsidiaries
23.1	—	Consent of KPMG LLP
23.2	—	Consent of Baker Botts L.L.P. (contained in Exhibit 5.1)
23.3	—	Consent of Baker Botts L.L.P. (contained in Exhibit 8.1)
23.4	—	Consent of Clovis Roland Haden
23.5	—	Consent of Sheldon B. Lubar
23.6	—	Consent of Robert F. Murchison
23.7	—	Consent of Stephen A. Wells
24.1**	—	Powers of attorney

**
Previously filed.
+
Application has been made to the Securities and Exchange Commission for confidential treatment of certain provisions of these exhibits. Omitted material for which confidential treatment has been requested has been filed separately with the Securities and Exchange Commission.